P.E.
1-2-06

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January, 2006 Commission File Number: 000-28296

GOLDBELT RESOURCES LTD.
(Name of Registrant)

Sterling Tower
372 Bay Street, Suite 1201
Toronto, Ontario
Canada M5H 2W9
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDBELT RESOURCES LTD.

Date: January 18, 2006

By: [signature]
Name: Hemdat Sawh
Title: Chief Financial Officer.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Amended Summary Report on the Belahouro Project and Kari-Karba Project Burkina Faso, West Africa December 13, 2004
99.2	Belahouro Gold Project Burkina Faso, West Africa Independent Technical Report June 23, 2005
99.3	Belahouro Gold Project Burkina Faso, West Africa Inata Deposits – Database Review, Geological Modelling and Resource Estimate September 30, 2005

Exhibit 99.1

AMENDED SUMMARY REPORT

on the

BELAHOURO PROJECT

and

KARI-KARBA PROJECT

Burkina Faso, West Africa

for

GOLDBELT RESOURCES LIMITED

George Cavey, P.Geo.
David R. Gunning P.Eng.

Dec 13, 2004

OREQUEST

SUMMARY

Resolute Mining Limited has reached agreement with Goldbelt Resources Limited, a TSX Venture Exchange listed company, to sell Resolute (West Africa) Limited (RWA), the owner of the Belahouro project and other exploration properties in Burkina Faso, to Goldbelt for cash and Goldbelt shares and warrants. The principal property assets in the acquisition include the Belahouro and Kari-Karba permits.

The Belahouro permit lies close to the Mali-Burkina Faso border in the northernmost part of Burkina Faso. The central part of the permit lies approximately 220km NNE of the capital, Ouagadougou. The Belahouro Permit has been granted by the Burkina Faso government and consists of one large permit, approximately 1,187 km^2 in size. Access is either via a gravel road from Ouagadougou to Kongoussi and Djibo, or via a paved road from Ouagadougou to Ouahigouya then to Djibo by gravel road. The Kari-Karba Permits also have been granted by the Burkina Faso government and consist of two contiguous permits, approximately of 733 km^2 in size located in the Hounde Region of Burkina Faso. The central part of the permit lies approximately 220km SW of the capital, Ouagadougou. These permits straddle the highway from Ouagadougou to Burkina Faso's second city of Bobo-Dioulasso. They are located approximately 80km NE of Bobo-Dioulasso.

The Belahouro and Kari-Karba projects lie in the Proterozoic Birimian Formation. The Birimian metasedimentary rocks are comprised of pelitic schists including shales and mudstones and fine grained, fissile, clayey sandstones. Metavolcanic rocks include basalt flows, andesitic flows, tuffs and pyroclastics and dacitic to rhyolitic tuffs and agglomerates. More than 90% of the historical gold production in Ghana and 100% of the gold found to date in Mali comes from the Birimian series of rocks. The Ashanti mine in Ghana, is the principal example of the Birimian type of vein gold deposit and the Syama deposit in Mali as well as the Sadiola Hill deposit in Niger are prime examples of shear hosted gold deposits in the Birimian.

There are a number Canadian registered companies actively examining precious metal projects in Burkina Faso including: Axmin Inc., Etruscan Resources Inc., Goldcrest Resources, High River Gold Mines Inc., Jilbey Gold Exploration Inc., Orezone Resources Inc, Semafo Inc., and St. Jude Resources Ltd. High River Gold Mines Inc. is advancing its Taparko deposit to production expected in late 2005. The Taparko project is the most advanced gold project in Burkina Faso. The property contains reserves of 6.7 million tonnes grading 2.79 g/t Au. The company has received a positive feasibility study and is expecting to produce 91,000 ounces per year over a 7.5 mine life and will include the production of approximately 110,00 ounces from the nearby Axmin-Bouroum deposit. The Taparko deposit also contains indicated resources of 10.5 million tonnes of 2.7g/t and inferred resources of 2.4 million tonnes grading 2.7g/t Au. The High River reserves and resources have been completed to current Canadian Institute of Mining and Metallurgy (CIM) guidelines and therefore are reliable and relevant although the company has not indicated which category of reserves are contained on its property.

The Belahouro permit is located along the western part of the Birimian Djibo greenstone belt which is dominantly composed of intermediate volcano-sedimentary formations intruded by syn-tectonic to post-tectonic granite bodies. Previous explorationists have subdivided the Belahouro permit into three principal domains Damba-Inata volcano-sedimentary belt, Belahouro-Sona basin and the Fete Kole volcanic domain. The syn-tectonic and post-tectonic granite bodies seem to have preferentially intruded into the Damba-Inata volcano-sedimentary belt and the Fete Kole volcanic domain.

The mineralization identified to date on the Belahouro permit generally is related to north and northwest trending structures, and tends to roughly be located along the margins of the Belahouro-Sona basin. Orpailleur (the local name for artisanal gold miners) have been actively mining in numerous areas within the Belahouro permit.

The Inata trend consists of three separate, en-echelon zones of gold mineralization which have been drilled in sufficient detail to provide an estimate of gold resources in each deposit. The three deposits are aligned in a north south orientation over a distance of approximately four kilometers. The deposits all appear to be related to the same structural event and are all associated with shearing. The work done to date seems to indicate that the Inata South and Central deposits may be the same deposit, separated by lower grade mineralization and minor faulting. The Inata North deposit appears to be offset slightly from the Central-South trend possible due to some cross faulting.

The Inata South deposit strikes over a distance of 1,400m and trends at 350°. Mineralization consists of free gold associated with up to three-meter wide stacked quartz veins. The cumulative effect of the stacking of the quartz veins varies from approximately 5m to10m in true width in the various sections. The Inata Central deposit strikes over a distance of 1,000m and trends at 00° to 025°. Mineralization consists of free gold associated with up to three-meter wide stacked quartz veins. The central section of the deposit has good continuity. The northern portion has been intruded by a felsic porphyry and diorite, which appears to cut-off the mineralization. Mineralization consists of free gold associated with approximately three-meter wide stacked quartz veins. The auriferous quartz veins consist of vein sets stacked within the main mineralized and sheared trend. The cumulative effect of the stacking of the quartz veins varies from approximately 10m to 20m in true width in the various sections. The down dip and plunge extensions have not been fully tested. The Inata Central deposit may represent the northern offset extension of the Inata South deposit.

The Inata North deposit consists of two zones, a southern zone of 500m and a northern zone of 600m in length, both of which trend at 010° over a combined strike length of approximately 1,200m. Weakly dispersed gold mineralization separates the two zones. Mineralization consists of free gold associated with laminated quartz veins. The deposit consists of auriferous quartz vein sets stacked within the main mineralized and sheared trend. The cumulative effect of the stacking of the quartz veins varies from approximately 5m to 30m in true width in the various sections. The Inata North deposit is open to depth and along strike to the north.

The Minfo occurrence lies approximately four kilometers southwest of the Inata South deposit on the east-west trending Minfo-Filio shear zone. Gold mineralization is contained in a shear zone that can be traced over a distance of 20km and is characterized by a wide zone of shearing (up to 400m). The main Minfo prospect is associated with quartz veins which have been RC drill tested on 25m spacings over a strike of approximately 300m.

The Fete Kole occurrence consists of a series of thick, flat to shallow dipping (5-15° northeast) quartz veins (ladder veins) hosted within metasedimentary-volcanic rocks of the Fete Kole intermediate volcanic province. Gold occurs with pyrite and quartz veins and stockwork. Stacked quartz veins zones can be up to seven meters wide (true width unknown) and contain disseminated gold both within the quartz veins and adjacent to the quartz veins.

The Eastern Souma trend contains two small gold deposits outlined to date, the BSF1 and the BSF16 both of which outcrop at surface. Previous trenching at BSF1 as well as both RC and diamond drilling has identified quartz veins with higher-grade gold in metasediments adjacent to a sheared contact with granitoid. Mineralization to date appears to be associated with flexures in the quartz from a vein system that has been confirmed over a strike of 800m in a northeast trending quartz vein structure with variable dips to the west. The BSF16 lies along the same structure as BSF1 approximately 2.5km to the north-north west. The mineralized zone has been tested over a strike of approximately one kilometer. The strongest mineralization is associated with a gentle flexure in the quartz veining.

Mineralogical and metallurgical studies have been conducted on several of the deposits on the property from 1999-2001. Since 1998, numerous tests have been preformed on the various deposits both by local and foreign test facilities. Results of the various tests indicate that between 10%-20% of contained gold may be recoverable in a gravity concentrate. Overall recovery of 94% with cyanidation of oxide material is achievable and 85% recovery of sulphide material is achievable. The material is not grind sensitive below 100 microns and a carbonaceous host rock appears to be preg-robbing. Further metallurgical testing is required.

Resolute Ltd. has estimated the resources for the Inata, Minfo and BSF1 and BSF16 deposits. The resource estimate for Fete Kole was carried out by BHP Minerals Ltd. (BHP). The remaining deposits such as Pali, Souma Village and Filio have yet to be estimated. After reviewing available sections, drill hole assay data and block model summaries and applying the confidence requirements set out in the resource estimation guidelines of CIM, the authors feels that the resources at Belahouro are best described by the table below.

Zone	OreQuest Reclassified Resource (to NI43-101 standards)			
	Indicated Resources		Inferred Resources	
	tonnes	Au Grade (g/t)	tonnes	Au Grade (g/t)
Inata North	3,709,374	3.0	612,200	3.0
Inata Central	2,042,850	2.9	144,500	2.3
Inata South	956,650	2.3	216,300	2.3
Minfo			604,000	2.1
Totals	**6,708,874**	**2.9**	**1,577,000**	**2.5**

Zone	Historic Resources	
	tonnes	Au Grade (g/t)
BSF1	463,000	3
BSF16	170,000	2
Totals	**633,000**	**2.7**

The BSF1 and BSF16 resources are considered historic, the resource estimates have been obtained from sources, believed reliable (BHP) and are relevant but have not yet been categorized into current CIM terminology.

There are additional resources reported for the Fete Kole area, although completed by a reliable source, cannot be verified. In addition, these resources are not considered relevant based on subsequent work programs completed by Resolute.

Other areas of interest in the area on the Belahouro permit have been identified by previous exploration include; Filio, Pali South, Souma Village, Darga, and Gassel Garafo. All will require additional exploration work, further work is also required in addition to the numerous auriferous occurrences in the immediate area of the Inata deposits. Resolute and their former JV partner BHP Minerals, have spent approximately $10,000,000 AUS (approximately $10 million CDN) on exploration to date on the Belahouro permit prior to the 2004 Goldbelt work now in progress.

Resolute/Goldbelt has completed a 27,000m drill program on the Inata deposits beginning late April 2004 a part of which was conducted for their due diligence purposes. The focus of the Goldbelt drilling was to locate additional areas of mineralization. Drilling initially was targeted on extensions to the north, and south but will also include some new targets to the east and west. While it is premature to derive full conclusions from the Phase IA program until all the results have been reviewed and reviewed in detail, preliminary results have been encouraging. A number of conclusions can be drawn from the work done and results received to date.

The 2004 drilling program has indicated that the use of TEM as a targeting tool in conjunction with geochemistry and mapping is a valid exercise. Drill testing of the several TEM anomaly has discovered additional areas of gold mineralization, in particular between the Inata North and Inata Central deposits, north of Inata North, and southwest of Inata South. In addition to testing TEM anomalies, drilling outlined additional gold mineralization extending south of the known Souma Village mineralization. The diamond drill twining exercise completed in 2004 demonstrated that the widths of the previously defined mineral structures can be reproduced, grades were not as similar likely due to poor recoveries.

The 2004 drilling program has been successful, final conclusions will require full results from the 2004 program but work done to date has indicated that additional RC and diamond drilling will be necessary to fully understand the controls and ultimate size of the mineralized bodies. In addition, the possibilities of adding tonnage to the existing resource are still very good.

A recommended Phase IA program, to began upon completion of due diligence program, is recommended to consist of resource definition drilling to further define the resources at the Inata Prospect on the Belahouro permit. This work will consist of detailed infill drilling in the Inata deposits in order to increase the confidence in the resource base currently defined. This drilling, a recommended 20,000m, will attempt to move a portion of the resources into a measured resource category. In addition to increasing the confidence in the Inata deposits, some of the drilling will be used to increase the confidence in certain of the other zones tested in the first phase of drilling. A preliminary feasibility study will be completed to determine appropriate scale of mining operation, conceptual flow sheet, equipment lists, manning levels, preliminary environmental considerations, conceptual capital and operating cost estimates and development timetables and budget. A component of the preliminary feasibility study will include further metallurgical testwork of the drill material in order to fully understand the metallurgy of the various deposits and to develop preliminary flow charts. Other portions of the preliminary feasibility study will include an initial study of the water resources in the permit to recommend the best sources of water for further mining activities.

A component of the preliminary feasibility study will include metallurgical testwork of the 2004 drill material in order to fully understand the metallurgy of the various deposits. The recommended Phase IIA program is estimated to cost US$1,300,000.

The recommended Phase IIA program is contingent upon the success of Phase IA. A full environmental assessment will be required to move the permit to a production decision but also to move the permit from its current "Exploration" status to an "Exploitation" permit. A full feasibility study will be completed to finalize the mining and milling operations, detailed flow sheet, equipment lists, manning levels, capital and operating cost estimates and development timetables and budget. The mineral resources will need to be upgraded to the reserve category, an estimated 30,000m of further in-fill drilling with be needed to provide the detailed information to bring the resources into a reserve category. Other portions of the full feasibility study will include a final, complete study of the water resources in the permit to recommend the best sources of water for the planned mining activities. The estimate cost for the Phase IIA feasibility is US$2,560,000

Much of the Kari-Karba permit area is covered by laterite or similar type cover making geological mapping difficult. Previous exploration has included some preliminary geological reconnaissance mapping which concluded that there are four main rock types observed to date on the permits; volcanic rocks including tuffs or lava flows, undifferentiated volcanic rocks, quartz-feldspathic schists and sedimentary chert horizons. All units are part of the Proterozoic aged Birimian Formation. Gold mineralization on the permits is directly associated with quartz veins, veinlets and stockwork zones contained with the Birimian Formation. Based on the surface observation in the vicinity of the extensive orpailleur workings, the higher-grade gold mineralization, commonly observed as visible gold, is associated with manganese oxide and limonite-bearing quartz veins and vein stockworks hosted in silicified sericite schists. Visible gold also occurs in ribboned (with host volcanic rock) quartz veins.

Exploration will be carried out over Kari-Karba permits and should consist of detailed geological mapping including a compilation of the old historic work by Oxford, transient electromagnetic (TEM) surveys over the areas of the extensive orpailleur workings, and baseline environmental testing to determine how extensive the mercury contamination is in the area of the orpailleur workings. A provisional budget of 4,000m of RC drilling is recommended to test targets outlined with the other exploration techniques. The recommended Phase IB program is estimated to cost $250,000US and is not contingent upon the success of Phase IA. A recommended Phase II B program, contingent upon the success of Phase I B is recommended to consist of a further 12,000m of drilling and a preliminary baseline environmental sampling on targets developed in Phase IB. The recommended Phase IIB program is estimated to cost $750,000US.

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

INTRODUCTION AND TERMS OF REFERENCE

This report presents a geological appraisal of the Belahouro and Kari-Karba projects, Burkina Faso, West Africa for Goldbelt Resources Limited (Figure 1). This report presents an independent technical review of the geology and resources at the Belahouro Project as well as the geology of the Kari-Karba Project, both located in Burkina Faso, West Africa that Goldbelt Resources Limited of Vancouver proposes to acquire. This report has been prepared by OreQuest Consultants Ltd. for Goldbelt to support the acquisition of Resolute (West Africa) Limited, the owner of the Belahouro project and other exploration properties in Burkina Faso, by Goldbelt and is prepared under the terms set out in National Instrument 43-101 (NI 43-101). This report will also be used to support any required filing with any Canadian regulatory authorities. As part of the scope of this report OreQuest has reclassified the historic Resolute (West Africa) Limited resource estimates to the CIM guidelines required by NI 43-101.

The information herein is derived from a review of the documents listed in the References and from information provided by the Resolute (West Africa) Limited (RWA), who are vendors of the project. A complete list of the reports available to the authors is found in the References section of this report. G.Cavey visited the project from Feb 22-March 1st, 2004 and completed a thorough review of the available technical data in the field and in the Resolute Ouagadougou office. D. Gunning has not been to the property.

The material found in this technical report is an amalgamation of previous reports, program updates and consultant reports available for review. There were no limitations put on the authors in preparation of this report with respect to Goldbelt, or the RWA information. The authors have relied on two principal sources of information for the data contained in this report as follows: Resolute (West Africa) Limited technical files, and OreQuest technical files. Therefore, in writing this technical paper the authors have relied on the truth and accuracy presented to them from the sources listed in the Reference section of this report but have also performed checks against historical data in order to provide comfort that the data is reliable. In addition, information in this report was obtained from recent press releases authorized for distribution into the public domain from the participating companies. The data for this 2004 Goldbelt property report is principally contained in the following reports:

- Information Memorandum, Belahouro Gold Project, Burkina Faso, by Peter Venn, Resolute Limited, July 2000.
- Annual Technical Report, Belahouro Exploration Permit, Period: July 2002 to June 2003 by P. Williams, Moro François Ouedraogo, J. Awadogo, L. Coulibaly and A. Ouedraogo, Resolute (West Africa) dated Oct 2003.
- Belahouro Project, Summary, Inata and Belahouro Regional, Period: September 1998 to September 1999 by B Keillor and R Toguyeni, Resolute (West Africa), dated fall 1999.
- Review of Structural Controls on Mineralization and Regional Prospectivity of the Belahouro Project, Burkina Faso by SRK Consulting dated August 2002.

All reference to currency in this report is in US dollars. All units in this report are metric unless otherwise stated.


MALI
Belahouro
Sadiola
Sabodala
Loulo
Bamako
NIGER
Ouagadougou
Kari Karba
BURKINA FASO
Siguiri
Syama
BENIN
GHANA
TOGO
COTE D'IVOIRE
Bibiani
Obuasi
Tarkwa
Accra
Abidjan
N
15°
10°
5°
0°
0
250
500km
Goldbelt Projects
Birmian Sequence
Gold Mine


MAP AREA

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 1
BURKINA FASO GOLD PROJECT

WEST AFRICA
LOCATION PLAN

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

DISCLAIMER

OreQuest has prepared this report based upon information believed to be accurate at the time of completion, but which is not guaranteed.

DuMoulin Black of Vancouver, counsel for Goldbelt, has provided a compilation on legal title of the Belahouro and Kari-Kaba interests. Resolute (West Africa) Limited has provided the authors with a detailed list of the individual permits particulars. DuMoulin Black, in a letter to Goldbelt dated July 21, 2004, state that the permits currently exist and based on the opinion of the Burkina Faso lawyers, Bartelemy Kere, in his May 24, 2004 title report, that Resolute (West Africa) owns the permits. DuMoulin Black further state that an encumbrance search will be conducted prior to closing to confirm the title to the mine is free and clear of any encumbrances.

Although no limitations were placed on the authors by Goldbelt, the authors were limited in their review by:

- Not all the original assays certificates from past drilling were readily available
- Not all the results of the Quality Control/ Quality Assurance program were readily available

The authors rely on the truth and accuracy of the data recorded by Resolute (West Africa) but cannot verify it. These samples and assays are reported as shown on various maps drawn by Resolute (West Africa) personnel and are believed reliable but could not be verified.

PROPERTY DESCRIPTION AND LOCATION

Resolute Mining Limited has reached agreement with Goldbelt Resources Limited, a TSX Venture Exchange listed company, to sell Resolute (West Africa) Limited (RWA), the owner of the Belahouro project and other exploration properties in Burkina Faso, to Goldbelt for cash and Goldbelt shares and warrants.

The Belahouro Permit has been granted by the Burkina Faso government and consists of one large permit, approximately 1,187 km^2 in size located between 14°17'20"-14°30'07"N latitude and 0°55'00"-1°28'10"W longitude in the northern region of Burkina Faso (Figure 2). The permit has been granted to the company by the Ministère des Mines, de l'Energie et des Carrières and cannot be contested by any other company. The government maintains a 10% carried interest in all permits within the country. This government interest does not occur until the Exploitation Stage. The following table list the coordinates for the Belahouro permit.



670000 mE
680000 mE
690000 mE
700000 mE
710000 mE
720000 mE
1610000 mN
1600000 mN
1590000 mN
1580000 mN
1570000 mN
N
Arae'
Goudda
De'ssioube're'
Toboule
Koya
Gakinde'
Belahouro Tenement Boundary
Souma
Gassel Garafo
284
Tinis
Inata
Sona
Belahouro
Senokay
Tondiata
Dnya
Filio
Debel
Yalanga



Belahouro
Mali
Niger
Burkina Faso
Benin
Cote d'Ivoire
Ghana
Togo

Roads & Tracks

Drainage

· Inata Town

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 2
BURKINA FASO GOLD PROJECT

BELAHOURO PERMIT

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

TABLE I – PERMIT INFORMATION, BELAHOURO PERMIT

Corners	Coordinates		UTM 30 WGS 84	
	Longitude West	Latitude North	Northing	Easting
A	1° 23' 40"	14° 30'10"	1604000	673000
B	1° 06'25"	14° 30' 02"	1604000	704000
C	1° 06' 27"	14° 25' 09"	1595000	704000
D	0° 54' 47"	14°25' 03"	1595000	725000
E	0° 54' 51"	14° 16' 55"	1580000	725000
F	1° 28' 46"	14° 17' 11"	1580000	664000
G	1 °28' 44 "	14° 22' 36"	1590000	664000
H	1 °28' 10 "	14° 22' 36"	1590000	665000
I	1° 28'08"	14° 28' 34"	1601000	665000
J	1° 23' 41"	14° 28' 32"	1601000	673000

The original Belahouro licence of 1600 km^2 in size exploration license was granted in Oct. 1994 and further renewed for another three years in Oct. 1998. As per the requirements in Burkina Faso, the 2nd renewal was completed in Oct. 2001 with the mandatory 25% reduction to in size to 1187 km^2. The current expiry date is Oct. 3, 2004 at which time the company must convert the permit to an exploitation licence. The company is require to spend 270,000CFA/km^2/year to keep the permit in good standing (approximately CDN$670/$km^2$/year at current exchange rates). BHP and Resolute (West Africa) have spent more than US$10million on exploration of the Belahouro permit.

Goldbelt has been informed, after extensive meetings with the Director General in Charge of Mining in Burkina Faso, that upon receipt of an application in the required form, the Ministry will grant Resolute West Africa and therefore Goldbelt, five separate mineral concessions covering the present Belahouro concession. These five new exploration permits will be valid for a three-year period and renewable for two successive three-year terms in accordance with and subject to the mining laws of Burkina Faso. Goldbelt has indicated to DuMoulin Black that the appropriate applications will be made.

The Kari-Karba Permits have been granted by the Burkina Faso government and consist of two contiguous permits, approximately of 733 km^2 located between 11°18'00"-11°30'00"N latitude and 3°26'33"-3°40'00"W longitude in the Hounde Region of Burkina Faso (Figure 3). The permits have been granted to the company by the Ministere des Mines, de l'Energie et des Carrières and cannot be contested by any other company. The government maintains a 10% carried interest in all permits within the country. This government interest does not occur until the Exploitation Stage. The following table list the coordinates for the permits.


N
KARBA
KARI
A
B
C
D
E
F
G
H
HOUNDE
0
1km


Belahouro
Project Area
Aribinda
MALI
Djibo
NIGER
Seguenega
BURKINA FASO
Kari Karba
OUAGADOUGOU
Boromo
Hounde
Pama
AFRICA
BENIN
GHANA
TOGO
COTE D'IVOIRE

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 3
BURKINA FASO GOLD PROJECT

KARI-KARBA PERMITS

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

TABLE II – PERMIT INFORMATION, KARI-KARBA PERMITS

	Coordinates		UTM 30 WGS 84	
Corners	**Latitude North**	**Longitude West**	**Northing**	**Easting**
Kari				
A	11°40’00”	3°40’00”	1271451	427273
B	11°18’00”	3°40’00”	1249337	427223
C	11°18’00”	3°26’47”	1249291	451263
D	11°30’00”	3°26’47”	1258750	451278
E	11°30’00”	3°33’00”	1262163	449071
F	11°26’29”	3°36’34”	1269930	451295
G	11°30’00”	3°26’33”	1271404	451297
H	11°24’59”	3°28’00”	1271424	439997
I	11°23’04”	3°26’44”	1264956	433501
Karba				
A	11^{0}37’12”	3^{0}36’54”	1284592	432944
B	11^{0}37’14”	3^{0}29’06”	1284638	447139
C	11^{0}30’09”	3^{0}29’02”	1271602	447226
D	11^{0}30’08”	3^{0}32’46”	1271568	440457
E	11^{0}26’47”	3^{0}36’43”	1265422	433241
F	11^{0}30’01”	3^{0}39’39”	1271395	427318
G	11^{0}31’58”	3^{0}39’39”	1274991	427328
H	11^{0}32’00”	3^{0}36’51”	1275020	433038

The Kari permit consists of one permit, totalling 486.8 km^2, the Karba permit consists of one permit, totalling 246.5 km^2, the Kari and Karba permits form a contiguous block. The Karba permit was acquired by the company directly from the government while the Kari permit is under option from a third party, a private Burkina Faso individual. The Kari permits contain an additional royalty payable to the vendor. The royalty is tied to the price of gold and varies from a US$1.50/oz at a gold price of less than US$280/oz to a maximum of US$7.50/oz at a gold price of greater than US$330/oz.

The Belahouro, Kari and Karba Permits are permits which allows the company to carry out all types of exploration provided certain reporting conditions and fee payments are maintained with the Ministere des Mines, de l’Energie et des Carrières. All exploration permits granted in Burkina Faso are for an in initial three-year period after which the permit can be renewed for two additional three-year extensions. After the second three-year period, the company must reduce the area of the exploration permit by 25%. After the third three-year period, the exploration permit must convert to an exploitation licence unless other arrangements for extension or grant of a new exploration permit are made. The Belahouro permit, in its current form, is nearing the end of its third three-year period and therefore will need to be converted to an exploitation license subject to the issuance of the five new exploration permits previously discussed. The Karba permit was just granted in 2003 so has the full three terms before it needs to be converted to an exploitation license or other arrangements are made. The Kari permit was at the end of its first three-year period but the former vendor (Oxford Resources) of the project did not pay the fees to renew the licence. The status of the permit was therefore in jeopardy so Resolute optioned the permits from the owner and paid the fees. The Government has re-issued the permit to Kabore, the Burkinabe vendor, in whose name the title remains. RWA by virtue of paying the outstanding fees and arranging its renewal has earned 100% in the Concession and can at any time have the title converted to its name. In the DuMoulin Black July 21 letter, the Kari permit is reported to contain a Dec 29, 2005 expiry date which will be the expiry of the second permit period. After the end of the second three-year period in Dec 2005, the permit will need to be reduced 25% prior to beginning the final three-year exploration permit period.

In order to convert from an exploration permit to an exploitation licence, the holder must complete a feasibility study, an environmental impact study and hold a public inquiry (article 17). None of these items have been completed on the Belahouro permit.

Resolute Mining Limited has reached agreement with Goldbelt Resources Limited, a TSX Venture Exchange listed company, to sell Resolute (West Africa) Limited (RWA), the owner of the Belahouro project and other exploration properties in Burkina Faso, to Goldbelt for cash and Goldbelt shares and warrants. Goldbelt will acquire the Burkina Faso assets of Resolute by the purchase from a subsidiary of Resolute all the outstanding shares of RWA, a Jersey company, which in turn holds all the outstanding shares of Resolute (West Africa) Mining Company SA, a Burkina Faso company. RWA is 100% owned by Associated Gold Fields N.L. (AGF), which in turn is a 100% owned subsidiary of the Resolute Mining Limited group. AGF purchased 100% of WMC (Africa) Limited in 1997 from WMC Limited (an Australian listed entity). Soon after this acquisition, the company's name was changed from WMC (Africa) Limited to Resolute (West Africa) Limited. This entity held WMC's West Africa exploration interests, which have been subsequently relinquished by RWA.

Under the agreement Resolute will receive cash of US$1.5 million and Goldbelt shares and warrants to a value of CAD$5.0 million. Following completion of the transaction Resolute will become a major shareholder of Goldbelt and will assist it in identifying other gold exploitation opportunities in West Africa where it does not conflict with Resolute's activities. The transaction is subject to a number of conditions, including due diligence and approval by the TSX Venture Exchange and Goldbelt shareholders.

A summary of the two properties is located in Table I, II and III. For simplicity, the two groups of claims have been tabulated separately. The claim groups that comprise the Belahouro project are shown on Figure 2, those for the Kari-Karba permit are shown on Figure 3. Goldbelt has received a title opinion from their Burkinabe lawyers, Bartelemy Kere dated May 21, 2004 who has ascertained the validity of all of the permits listed by the optionor. A summary of the Bartelemy Kere title opinion has been prepared by Goldbelt's Vancouver solicitors and is provided in Appendix I. The May 21, 2004 letter discusses an Oct 2004 expiry date for the Belahouro permit. On Nov 11, 2004, the Belahouro permit was granted an extension of the expiry date until Oct 3, 2006. A copy of the extension is also contained in Appendix I.

TABLE III – SUMMARY MINERAL PERMIT INFORMATION

Permit Name	Permit Number	Area	Expiry Dates
Belahouro Permit	2003-081/2003-091	1187.0 km^2	April 03, 2006
Kari Permit	00- 024	486.8 km^2	December 29, 2005
Karba Permit	2003-093	246.5 km^2	November 16, 2006
Total		1920.3 km^2	

In addition to the claims, the option to purchase agreement includes vehicle, office and field equipment, a field office at Belahouro and other miscellaneous assets. An inventory of all assets to be transferred is to be prepared by the RWA prior to Goldbelt completing the acquisition.

The two properties, Belahouro and Kari-Karba, have the sufficiency of surface rights for continuing exploration or mining operations including potential tailings storage areas, potential waste disposal areas and potential processing plant sites. There are many experienced artisanal miners living on or in the immediate region of the two areas of the Goldbelt permits so a large pool of labour is easily accessible. Wages will typically be higher than the proceeds from artisanal mining so workers are generally quite willing to work at a mining operation.

The artisanal miners (orpailleur) use mercury in the recovery process for gold and do not perform any reclamation of mined areas. The orpailleur operations result in a scarred, contaminated landscape. This fact is well known to government agencies in Burkina Faso but due to the isolation of many of these areas little is done to control these practices. There is no way of quantifying the environmental liability on the permits at this time without significant further study and mining companies are reportedly only required to reclaim their own disturbance. Normally, the company will identify the extent of mercury contaminated soil during the environmental studies for the feasibility study. Then the company undertakes, as part of its environmental monitoring program, to remove the contaminated soil and store it in a waste dump. Resolute has successfully applied this technique at their Gold Pride mine in Tanzania where approximately 1km^2 of mercury contaminated soil (due to artisanal miners) was encapsulated on their waste dump.

The permit owners profess to control the actions of the orpailleur and state that the orpailleur will not adversely the effect the access required for exploration. There is no guarantee that these artisanal miners will vacate the property if exploration advances to production or if the permit owner will be able to evict them although historically this has not been a problem elsewhere in Burkina Faso. Typically, the company will facilitate the removal of the artisanal miners. This can been done at a relatively small cost and with little social or community backlash.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Belahouro Permit

The Belahouro permit lies close to the Mali-Burkina Faso border in the northernmost part of Burkina Faso. The central part of the permit lies approximately 220km NNE of the capital, Ouagadougou (Figure1 and Figure 2). Access is either via a gravel road from Ouagadougou to

Kongoussi and Djibo (200km), or via a paved road from Ouagadougou to Ouahigouya (180km) then to Djibo by 110km of gravel road. The Belahouro camp-site can be accessed by going east from Djibo (Dori road) for approximately 60km whereby a dirt track heads north for 18km to the village of Belahouro. Access throughout the permit is possible by village roads or trails or by crossing open country. Most areas are open grassland or low shrub. Access is difficult proximal to large drainage's due to dense vegetation and deep drainage erosion.

The Belahouro permit lies in the flat sub-Saharan desert physiographic region of Africa and as such is flat with numerous sand dunes, plateau's of laterite and sand filled drainages with less than 5% rock outcrop (non-laterite). Elevations are approximately 350 m over much of the permit with the exception of several scattered table like mesa formations that rise an additional 50-90 m above the desert plains. Except during the rainy season, access to all parts of the permit is easily achievable by four-wheeled drive truck regardless of a pre-existing road or trail. There are numerous roads elsewhere within the permit. Since the permit is essentially flat, access is excellent to all parts of the property.

Presently there are no power lines on the property. The closest power line is located in Ouahigouya, approximately 188 kilometres southwest of the Belahouro camp-site which is located in the south central portion of the permit.

The permit contains numerous dry streams and river beds that fill during the rainy season. Water is a problem in the sub-Saharan desert. During the rainy season all the tributaries and numerous streams provide enough water to supply all grassroots and advanced exploration needs but dry up after the rainy season. Wells must be dug to supply water for the balance of the year. No systematic exploration for subsurface water has been conducted on the Belahouro permit to date although many potentially water bearing structures have been identified from aeromagnetic surveys but remain to be tested. Typically, a RC drill hole at Inata provides sufficient ground water to meet drilling requirements. Drainages shown on Figure 2 represent flow patterns during the rainy season. All drainages on Figure 2 contain little or no surface water during the dry season.

The rainy season lasts from late June to early October, average annual rainfall is approximately 600-800 mm. Temperatures range from 25°C to 55°C, except during the rainy season when temperatures are slightly cooler. During the rainy season, access to the Belahouro permit is severely restricted for basic exploration purposes. Further advanced exploration with require the construction of elevated roads or several elevated causeways to provide access to the site during the rainy season.

Kari-Karba Permits

The Kari-Karba permits lie close to the Mali-Burkina Faso border in the southcentral part of Burkina Faso. The central part of the permit lies approximately 220km SW of the capital, Ouagadougou (Figure 1 and Figure 3). These permits straddle the highway from Ouagadougou to Burkina Faso's second city of Bobo-Dioulasso. They are located approximately 80km NE of Bobo-Dioulasso. Access throughout the permit is possible by village roads or trails or by crossing open country. Most areas are open grassland or low shrub.

The Kari-Karba permit lies in a more moderate hilly terrain than Belahouro in the fertile open savannah and cotton fields of the southwest. Access to the concessions is restricted between June and December when the area experiences the annual rains and the valleys are cultivated with corn and cotton. Elsewhere, other parts of the permits lie in the flat sub-Saharan desert physiographic region of Africa and as such is flat with numerous sand dunes, plateau's of laterite and sand filled drainages with less than 5% rock outcrop (non-laterite). Elevations are approximately 350 m over much of the permit with the exception of several scattered table like mesa formations that rise an additional 50-90 m above the plains. There are numerous roads elsewhere within the permit. Since the permit is essentially flat for the most part, access is excellent to all areas of the property.

Presently there are powerlines in the property as the main southwest-northeast powerline in Burkina Faso that connects Ouagadougou to the southwest area of the country passes through the southeast portion of permits along the highway.

The permit contains numerous dry streams and riverbeds that fill during the rainy season although much of the permit area is moderately hilly and well drained. The rainy season lasts from late June to early October, average annual rainfall is approximately 600-800 mm. Temperatures range from 25°C to 55°C, except during the rainy season when temperatures are slightly cooler. During the rainy season, access to the Kari-Karba permit may be more difficult in certain areas of the permits, but overall, the rainy season should not prevent year-round exploration.

There does not appear to be an environmental program for the property. No mention was made in any files or by the owners of water sampling initiated by the owner. There was also no indication of any regulatory requirements to do so. Some baseline water sampling should be initiated at least to show the state of local watercourses at the time when Goldbelt acquired the project.

HISTORY

Burkina Faso has long been a source of gold derived by artisanal miners. Serious artisanal gold mining by the local orpailleur (native artisanal gold miners) began in the late 1980s, in the aftermath of serious droughts which led to great poverty, especially in rural areas.

Belahouro Permit

Exploration started in the Belahouro area in the early 1980's as a part of a regional gold rush developed due to success by native workers, orpailleurs, who discovered abundant alluvial or saprolitic gold the country. In 1984, the Bureau des Mines et de la Geologie du Burkina (BUMIGEB) began a seven year (1984-1991) exploration of the area predominately concentrating on the quartz veins near the villages of Belahouro and Souma with minor work directed to the Inata and Fete Kole areas.

In 1994, BHP Minerals International Exploration began a work at Belahouro after exploring in West Africa for eleven years. In that time they were successful in discovering the Syama and Loulo gold deposits in Mali, as well as delineating resources at Morila, Agbaou, Mampong, Essakan, and of course Belahouro. The principal objective of the BHP work in West Africa on the Belahouro permit, was to try and understand the controls of the mineralized quartz veins with hopes to define a ten million ounce gold deposit. BHP utilized airborne magnetics, to help assess structure and global setting of the Birimian and related units. At Belahouro surface mapping combined with "B" horizon soil sampling, identified numerous gold anomalies, many of which were coincident with artisanal workings. Trenching and wide spaced RC and diamond core drilling mainly at Fete Kole, Inata and Souma by BHP. This work allowed BHP to outline a large inferred resource estimate on the property but the resource is not to the standards required by NI43-101 and although completed by a reliable source, the large resource estimate is not considered relevant based on subsequent work programs completed by Resolute.

In 1998, Resolute entered into a joint venture with BHP and continue working the permit. The Resolute-BHP joint venture was in effect from 1998-2001 and concentrated mainly at Inata with a minor amount of work at Souma and nothing at Fete Kole. The principal objective of the joint venture was to push the development of Inata to mine stage, find any extension of mineralization at Inata and to outline additional resources at Souma. In addition, other targets were examined including Pali and Fete Kole as well as other new targets elsewhere in the Belahouro property.

Western Mining Corporation of Australia (WMC) identified a number of target areas in Northern Cote d'Ivore and SW Burkina Faso in the early 1990's. These were grassroots areas considered to be prospective for significant gold deposits. Resolute acquired the WMC assets in these countries shortly after it entered into the BHP Belahouro JV. Exploration on the WMC tenements was suspended as the gold price slumped and exploration money for Burkina were reduced. Belahouro became the main focus and subsequently the WMC tenure was relinquished.

At the conclusion of the BHP-Resolute JV in 2001, Resolute continued the program on it own. It concentrated on additional rock and soil sampling, ground geophysics (TEM and magnetometer surveys) and additional geological mapping. Details of that work can be found in the EXPLORATION section of this report. Resolute and their JV partner BHP Minerals have spent approximately $10,000,000 AUS (approximately $10 million CDN) on exploration to date.

The following table summarizes the work done to the end of 2003:

TABLE IV – PREVIOUS WORK STATISTICS ON BELAHOURO

WORK COMPLETED	COMMENTS	TOTAL
DRILLING		
DD (Diamond Drilling)	BUMIGEB AND BHP	10 holes / 1271 m
DD	RESOLUTE – BHP JV	11 holes / 1185 m
DD	RESOLUTE	2 holes / 1025 m
RC (Reverse Circulation)	BHP	326 holes / 22972 m
RC	RESOLUTE – BHP J.V	451 holes / 30830 m
RC	RESOLUTE	10 holes / 1145.5 m
RAB (auger)	BHP	473 holes / 3783 m
RAB(Reverse Air Blast)	RESOLUTE – BHP J.V	903 holes / 23253 m
GEOCHEMISTRY		
Soil samples	Reported only BHP	3461
Soil samples	Resolute – BHP J.V	6792
Rock chip	Reported only BHP	407
Rock chip	Resolute – BHP J.V	85
Rock chip	Resolute	1301
MMI	Resolute	262
Soil samples	Resolute	1019
Rock samples	Resolute	118
TRENCHING		
No of trenches	BUMIGEB AND BHP	167
Inata (25 trenches)	Line metres (Inata only)	3295
Samples	Inata only	1674
Pits	Souma, Inata, Pali West- Resolute	53
Samples	Souma, Inata, Pali West-Resolute	122
GEOPHYSICS		
Aeromagnetic	Line spacing 200 m by 85 m height	
VLF – EM/Max-Min	Belahouro permit area	
VLF – Max Min	Inata area	
IP Survey	Fete Kole area 100 m spacing	148 line km
Ground mag	Resolute	2256.2 line km
TEM	Resolute	777.6 line km
SURVEYING	Local grid –Four geodesic stations established	No statistics
	Base lines detailed -Inata	6.5 line km
	-Souma	4.1 line km
MAPPING	Local grid area mapped not known	
	Regional mapping 1:50,000 scale - approximately	1400 km^2
	General mapping - approximately	232 km^2
	Detailed mapping 1:5,000 scale- approximately	180 km^2
METALLURGY	Leach test work on Inata and Souma	
	Gravity leach test work, Inata	
REMOTE SENSING	Landsat TM and aerial photography acquired by BHP	
	Landsat TM and SPOT Imagery	

Based on the work done by BHP and Resolute 1994-2000, the joint venture estimated resources in five separate zones on the Belahouro permit. These estimates in the following table do not follow the requirements for reserves and resources outlined in NI 43-101 as they were estimated prior to NI 43-101. The authors are not aware if these estimates were derived using the standards outlined in NI 43-101, the resource estimates have been obtained from sources believed reliable. The resources estimates are considered historic, the Inata and Minfo resource estimates have been replaced with recent, NI 43-101 compliant resource estimates discussed elsewhere in this report. The BSF1 and BSF16 resources are considered historic, the resource estimates have been obtained from sources, believed reliable (BHP) and are relevant but have not yet been categorized into current CIM terminology. The historic resources are presented here to show the progression of development of the resources over the years on the property.

TABLE V - HISTORIC RESOURCE ESTIMATIONS - BELAHOURO PROJECT AREA

Prospect	Tonnes	Grade Au g/t (+1.0g/t)	Ounces Au	Approximate Drill Pattern	Vertical Depth Drilled	Resource Category Notes
Inata	7,682,000	2.8	691,549	50 by 20m	80 to 150m	Out-of –date, replaced by newer estimates
Minfo	604,000	2.1	40,018	50 by 20m	60 to 80m	Out-of –date, replaced by newer estimates
BSF1	463,000	3.0	45,000	100 by 20m	80m	Historic resource, relevant and reliable
BSF16	170,000	2.0	11,000	100 by 20m	80m	Historic resource, relevant and reliable

Resolute has added the following notes to the resource estimations in Table VI:

"1) IDW block modelling using bench plans and top cut of 20 g/t for Inata and Minfo deposits.

2) IDW block modelling using section plans and top cuts between 10 and 15 g/t for the BSF deposits.

There are additional resources reported for the Fete Kole area, although completed by a reliable source (BHP), cannot be verified. Resolute noted that the Fete Kole resources were estimated using a polygonal section interpretation. These resources are not considered relevant based on subsequent work programs completed by Resolute.

The last work programs on the Belahouro permit were in 2002-2003. The following table summarizes the work done during that period.

TABLE VI - WORK COMPLETED IN 2002-2003 BY RESOLUTE

PROSPECT	Geochemistry				Geophysics				Geology
	Number of samples		Pits		# of Lines		Total lines (km)		
	Soil	Rock	Number	Samples	MAG	TEM	MAG	TEM	Surface km²
Souma N'Darga	1019	96	36	222	111	28	579	168	68.34
Inata	--	8	3	NS	63	16	431.2	83.3	19.5/37.5
Pali West (Damba South)	--	10	--	--	92	23	575	209.3	55.875
Pali Minfo	--		14	NS	67	17	234.5	59.5	23,1
Pali Minfo, East Extension	--	--	--	--	61	18	213.5	63	--
Pali Minfo, South Extension	--	--	--	--	67	17	100.5	25.5	--
Gassel Garafo	--	4	--	--	41	10	123	30	--
Fete Kole	--	--	--	--	--	16	--	89.6	14.11/ 35.3
Tabassi	--	--	--	--	--	5	--	49.4	--
Total	**1019**	**118**	**53**	**222**	**502**	**150**	**2256.2**	**777.6**	**180.82**

Soil geochemical surveys have been an effective exploration tool and have identified numerous gold anomalies distributed throughout the permit. Areas of disturbance by the orpailleur are easily identified but many isolated or parallel gold anomalies have been located adjacent to the areas of known mineralization shown in Figure 4a. The detailed gold geochemical response in the vicinity of the Inata deposits clearly shows the areas of the best mineralization (Figure 4b). In addition, the soil sampling shows the parallel anomalies known as Sayouba to the east of Inata North and Boukaki located south of the Inata South (Figure 4c). Soil and rock geochemistry has been carried out over a number of regional geophysical and mapped targets on a 800m x 100m grid which have been infilled based on anomalous results from the initial sampling. To date, approximately 25% of the permit has been sampled by Resolute at either a regional scale or in detail as around the known mineralized zones. Additional discussions of soil anomalies for the following areas on the property can be found in the MINERALIZATION section of this report:

- Inata Region-Kourfadie South area
- Pali-Minfo-Filio Trend- Minfo, Filio Pali South areas
- Souma Trend- Western Souma Trend area

Most of the permit has been mapped, at least at a regional scale. Unfortunately, less than 5% of the property contains outcrop as the bulk of the concession is covered by sand or laterite. Resolute has completed digital databases for the drilling, trenching and soil geochemistry samples. In addition, the company also has digital data for the aeromagnetics (Figure 5), IP surveys and Transient Electromagnetic (TEM) surveys.

One of the exploration tools currently is use on the Belahouro permit and seemingly effective is the Transient Electromagnetic (TEM) surveys. The data has been collected using a SiroTEM Mk II transmitter/receiver with a 200m square loop and 200m moves between stations and 400m between traverses. The TEM data has defined a number of strong conductors within not only the Inata deposit


Licence Boundary
660000E
680000E
700000E
720000E
1600000N
1580000N
N
Souma Village Prospect
Souma Prospect
Feto Kole Prospect
Inata Prospect
Filio Prospect
Gassel Garafo Prospect
Belahouro Project Area
MALI
NIGER
Aribinda
Djibo
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
GHANA
BENIN
TOGO
COTE D'IVOIRE
AFRICA
0
5
10km
LEGEND
Au(ppb)
6000
22
8
5
0

After Resolute 2001.

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 4a

BURKINA FASO GOLD PROJECT

BELAHOURO REGIONAL GOLD SOIL GEOCHEMISTRY

WEST AFRICA

MAY 2004 XY3



N
1590000mN
1585000mN
680000mE
685000mE
2km
RC401 26m@4.0g/t
RC244 34m@7.01g/t
Inata North Pit
Inata Central Pit
RC179 27m@5.4g/t
Inata South Pit
RC474 13m@5.3g/t
"Minfo"
18m@2.7g/t

LEGEND

RC401 26m@4.0g/t DRILL HOLE WITH GOLD VALUES

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 4b

BURKINA FASO GOLD PROJECT

INATA - MINFO AREA
GOLD SOIL GEOCHEMISTRY

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.


1590000mN
590000mN
686000mE
DO
AYOUBA
RC401 26m@4.0g/t
INATA
NORTH
RC255 16m@3.4g/t
RC244 34m@7.1g/t
1588000mN
1588000mN
INATA
CENTRAL
RC424 10m@3.5g/t
RC378 9m@8.3g/t
N
RC152 9m@14.9g/t
INATA
SOUTH
1586000mN
1586000mN
RC474 13m@5.3g/t
Inata Village
682000mE
684000mE
686000mE
BOUKAKI

0 1 2km

LEGEND

RC401 26m@4.0g/t DRILL HOLE WITH GOLD VALUES


Belahouro
Project Area
Aribinda
Djibo
MALI
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
BENIN
GHANA
TOGO
COTE D'IVOIRE
AFRICA

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 4c
BURKINA FASO GOLD PROJECT

INATA DRILLING OVER GOLD SOIL GEOCHEMISTRY

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.



N
Arae
Goudda
De'ssiouberé
Koya
Toboulé
Belahouro Tenement Boundary
Souma
BSF16
BSF1
Darga
Fete Kole
Inata North
Inata South
Centra
Inata
Sona
284
Belahouro
Yalanga
Filio
Tondiata
Dnya
Debel
670000 mE
680000 mE
690000 mE
700000 mE
710000 mE
720000 mE
1610000 mN
1600000 mN
1590000 mN
1580000 mN
1570000 mN



Belahouro
Niger
Mali
Burkina Faso
Benin
Cote d'Ivoire
Ghana
Togo

Roads & Tracks

Drainage

· Inata Town

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 5

BURKINA FASO GOLD PROJECT

BELAHOURO AEROMAGNETIC MAP

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

areas but also regionally. Figure 6 shows the location of the areas surveyed in 2002-2003 as well as the anomalies outlined in the project area. The significance of the TEM anomalies is evident as the Inata deposits clearly stand out as anomalies (Figure 7).

The various surveys have identified numerous areas that will require follow-up exploration, a number of these anomalies are associated with known orpailleur workings.

TABLE VII - TEM ANOMALIES 2002-2003

PROSPECT	TEM Completed (km)	Number of TEM Anomalies Detected
Inata	83.3	4
Souma N'Darga	168	6
Pali West (Damba South)	209.3	6
Pali Minfo	59.5	3
Pali Minfo, East Extension	63	1
Gassel Garafo	30	1
Fete Kole	89.6	2
Total	**777.6**	**23**

Kari-Karba Permits

The Kari and Karba permits are two contiguous permits but only the Kari has any detailed recorded work. Both claims were included in a 1980's United Nations Development Program (UNDP) that collected 28,300 soil samples from a 500m to 1000m by 300m regional survey. Approximately 350 of those samples were collected were analyzed for gold. Regional magnetometer surveys were completed on the Kari-Karba permits (Figure 8) in a 1980's by the United Nations Development Program (UNDP). This work seems to indicate that the magnetic response of the underlying rocks follows the regional trend of the orpailleur workings. Based on encouraging results coupled with the presence of abundant orpailleur workings, the UNDP continued exploration on the Kari permit. A 100-200m by 50 soil grid was completed over the area with the best geochemical anomalies, which also correlated with the orpailleur workings. In addition to the soil geochemical survey, the UNDP completed a lithogeochemical survey, geological mapping and ground geophysical surveys (Magnetometer, EM and Max-Min).

This work was encouraging so the UNDP completed 23 reverse circulation drill holes followed by 9 diamond drill holes. Unfortunately full details of the diamond drilling is not available and exact drill sites have not been located nor are there any maps available to the authors that show the exact drill sites relative to the property border. A lack of good rock exposures resulted in only 11 holes (SD-13 to SD-23) that actually tested the gold bearing structures, the first 12 RC holes (SD-1 to SD-12) and all the diamond drill holes were drilled parallel to the auriferous structures. The only results from the UNDP drilling available to the authors are included in the following table, true widths are unknown and as well the depths of the reported intercepts are unknown. It is not known if any of the other holes intersected gold values. The authors have been unable to verify the drill intercepts as original drill logs, assay certificates and/or old drill chips are reported to no longer exist.


670000 mE
680000 mE
690000 mE
700000 mE
710000 mE
720000 mE
1610000 mN
1600000 mN
1590000 mN
1580000 mN
1570000 mN
N
Arae
Goudda
De'ssioube're'
Koya
Gakinde'
Toboule
Tabassie
Belahouro Tenement Boundary
Souma
Pali West
Inata
Souma
Fetekole
Tiekenene
Gassel
Garafo
284
Sona
Inata
Tinis
Pali-Minfo
Belahouro
Senokay
Filio
Tondiata
Dnya
Debel
Yalanga
Belahouro
Niger
Mali
Burkina Faso
Benin
Ghana
Togo
Cote d'Ivoire
Roads & Tracks
Drainage
Inata Town

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 6
BURKINA FASO GOLD PROJECT

BELAHOURO REGIONAL
TEM SURVEY AREAS

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.



INATA NORTH
INATA CENTRAL
INATA SOUTH
0
1km
N
LEGEND
Drill collars
Resistive units
Conductive units

After Resolute 2001.

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 7
BURKINA FASO GOLD PROJECT
INATA TEM 60m SLICE
SHOWING CONDUCTIVE AND RESISTIVE UNITS HOLE COLLARS
WEST AFRICA

MAY 2004 XY3


425000 mE
475000 mE
Nyafe-Ilana
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Kiere
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Belahouro
Project Area
MALI
Djibo
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OUAGADOUGOU
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Hounde
Pama
GHANA
BENIN
TOGO
AFRICA

After Resolute 2001.

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 8

BURKINA FASO GOLD PROJECT

KARI-KARBA
AEROMAGNETIC MAP

WEST AFRICA

MAY 2004 XY3

TABLE VII - RESULTS FROM UNDP KARI RC DRILLING

Hole	Intercept (meters)	Au g/t	Comments
SD -13	12.0 m	4.98	
SD - 15			Visible gold over 2.0 m
SD - 16	13.0 m	2.56	
SD - 19	12.0 m	3.23	Much visible gold
SD – 19	18.0 m	1.59	Much visible gold

Exact details and results maps were not available to the authors, much of this information has been derived for a review of work completed by Oxford Resources subsequent to the UNDP.

Oxford optioned the property in 1998 and began an exploration program (financed by Avgold Ltd. of South Africa in 1998-2000) on the Kari concession. Their work consisted of a detailed 1000m by 250m soil survey on the Kari concession, the Karba concession was not a part of the Avgold/Oxford joint venture so was not a part of the exploration program. Oxford also completed detailed geological mapping. The geochemical survey consisted of a 35 element analysis package (analytical technique unknown). Interpretation of the data indicated that only gold and arsenic were useful based on coincident As/Au anomalies surrounding the areas of known orpailleur workings. Avgold withdrew from the JV due to low gold prices so Oxford continued the soil program in 2000 with on a 400m by 100 grid. Unfortunately, lack of financing resulted in the premature end to this program. No further work has been done on this Kari concession since Oxford Resources in 2000. Further work will be required to better understand the relationship between the magnetic response, the soil anomalies, the orpailleur workings and gold mineralization.

There has been no known recorded work on the Karba concession. It contains a number of areas of serious orpailleur workings so it is likely that some companies have examined the property at some time. Unfortunately, nothing is recorded.

DEPOSIT TYPES

Burkina Faso has long been a source of gold derived by artisanal miners. Serious artisanal gold mining by the local orpailleur (native artisanal gold miners) began in the late 1980s, in the aftermath of serious droughts which led to great poverty, especially in rural areas. During these droughts, rural populations began to seek and work the gold deposits in order to survive. However, these activities were not organized and resulted in the destruction of the environment within the extensive use of mercury in the gold recovery process. The primitive pick and shovel operations at the bottom of 30-50m hand dug shafts often resulted in serious accidents and deaths. In order to reduce these problems, the government began to regulate and monitor small-scale gold mining activities. The government has provided basic safety training to the orpailleur and in addition has introduced measures to help establish more cost-effective small-scale operations and to help preserve the environment from deforestation and mercury contamination. As a result, artisanal gold mining is far more than just a survival activity and gold produced by the orpailleur is Burkina Faso's third largest export. The following table (Gueye 2001) summarizes the published results from artisanal mining between 1986-2000 compared with the reported production from the mines operating during the same period (Poura and Essakan).

TABLE VIII: ARTISANAL AND INDUSTRIAL GOLD PRODUCTION SINCE 1986

Year	Artisanal Gold (grams)	Industrial Gold (grams)
1986	272,496	2,456,044
1987	616,323	2,677,271
1988	805,500	2,558,009
1989	1,255,292	965,244
1990	2,302,274	1,199,502
1991	1,499,143	956,111
1992	1,338,311	890,536
1993	928,937	689,274
1994	698,909	731,143
1995	804,788	556,446
1996	788,206	109,165
1997	944,370	144,327
1998	950,995	
1999	755,353	
2000	512,801	
Total	**14,473,698**	**13,933,072**

Both sources of industrial gold production, Poura and Essakan, shut down in 1997 due to the global melt down of the mining industry suffered as the result of the Bre-X crisis and weakening metal prices. It is interesting to note that the orpailleur have continued production since 1997.

The Belahouro and Kari-Karba permits lie in the Lower Proterozoic Birimian Formation, comprised of metavolcanics, volcaniclastics and metasediments (Figure 9). There are a number of direct comparisons to be made between the Belahouro and Kari-Karba areas and the prolific Birimian hosted Ashanti gold belt of Ghana as well as the gold belts of Mali and Niger. **The mineralization outlined in the Ashanti gold belt and in Mali is not necessarily indicative of the mineralization on the Belahouro and Kari-Karba properties.**

More than 90% of the historical gold production in Ghana and 100% of the gold in Mali and Niger comes from the Birimian series of rocks. In Ghana, gold is principally associated with five gold belts or reefs as they are referred to in Ghana. These gold belts were created along tensional fracture or shear zones along a subducted oceanic slab. The dilated zones were subsequently filled with hydrothermal quartz veins. These gold belts vary in length from 130 km to 360 km and in width from 15 km to 60 km. Individual quartz veins within the gold belts vary from a few centimetres to 30 metres in width. The individual veins consist primarily of quartz and can contain free gold, pyrite, arsenopyrite, graphite, galena, pyrrhotite and sphalerite. Recent work has determined that disseminated sulphides occur in the wallrocks and that the auriferous mineralization can be quite extensive. Much of the gold in the Birimian lies along lateral fracture or shear zones at the contacts of the upper series of metavolcanics and the lower series of metasediments within the quartz vein structures. The world class Ashanti Goldfields Mining Ltd -Obuasi mine is the principal example of the Birimian type of vein gold deposit and has been operating for several hundred years. It has



N
Belahouro
Kari Karba

LEGEND

0 250km

ROCK TYPES

- BIF
- Quartzite
- Carbonates
- Sediments - fluviatile
- Sediments - shallow marine
- Sediments - turbidites
- Volcanics - felsic
- Volcanics - intermediate
- Volcanics - mafic
- Granitoid
- Granitoid - syenite
- Granitoid - monzonite
- Granitoid - biotite bearing
- Granitoid - hornblende bearing
- Gneiss and migmatite
- Mafic igneous complexes

- GEOLOGICAL BOUNDARY
- FAULT
- FAULT - PRESUMED
- THRUST FAULT
- THRUST FAULT - PRESUMED
- COUNTRY BORDER

GOLDBELT RESOURCES LIMITED

Figure 9

BURKINA FASO GOLD PROJECT

REGIONAL GEOLOGY & GOLD OCCURRENCES

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

produced in excess of 23 million ounces of gold since underground mining began in 1897 and annually produces close to one million ounces of gold.

The following table summarizes on a regional basis, the similarities and differences between the two areas.

TABLE IX - GHANA-BURKINA FASO GEOLOGICAL COMPARISON

	ASHANTI BELT, GHANA	BURKINA FASO
Host	Contact between Upper Birimian volcanics and Lower Birimian sedimentary/volcanic rocks	At the contact between the Birimian sediments and volcanics.
Intrusives	Dixcove (+/- Au veins) Cape Coast (*possibly younger) * exact age relationship currently being debated.	Numerous tonalite-granodiorite intrusions plus younger quartz feldspar porphyry intrusion surrounded by large granitic batholiths.
Mineralization host	- tensional zones - thick (>3 m) blue-grey qtz. veins - stockwork - disseminated sediments	*Not discovered to date Kari-Karba* -some (up to 3m) blue grey quartz veins at Belahouro - Belahouro veins narrow, stockwork like - disseminated
Mineralogy	Gold, pyrite, arsenopyrite, chalcopyrite +/- galena	Gold, pyrite +/- arsenopyrite, chalcopyrite
Geochemistry	Au, As, Sb +/- Ag	Au +/- As, Cu
Geophysics	EM, IP, Mag responses	IP, magnetic responses TEM high, Resistivity low
Alteration	Silicification, potassium	Silicification, koalinization, potassium

The primary differences between the two areas are:

a) Past history of gold production in Ghana vs. lack of history in Burkina Faso. This could be partially attributed to the relatively large amounts of exploration completed in Ghana as compared with relatively little exploration in Burkina Faso.

b) The focus historically has been on quartz reefs rather than the larger shear hosted or stockwork zones that are amenable to modern, large scale open pit mining as in Mali.

c) It is also a function of the political/mining law changes that allowed access for modern exploration about the time BHP started in Burkina Faso

There are several other mines located in the northern portions of the extensive West African extent of the Birimian, including the Syama and Sadiola Hill mines in Mali and Niger. The Ashanti mine in Ghana, is the principal example of the Birimian type of vein gold deposit and the Syama deposit in Mali as well as the Sadiola Hill deposit in Niger are prime examples of shear hosted gold deposits in the Birimian.

Although the Ashanti-Obuosi mine is hosted in shear and fracture zones, it is primarily considered a vein deposit. Until recently exploration in Burkina Faso had only located deposits of quartz veins with relatively little wall rock alteration (similar to the Goldbelt-Resolute Inata South deposit) or larger deposits like the shear hosted and stockwork zones (similar to the Goldbelt-Resolute Inata North deposit) where there is significant alteration and gold occurs in the quartz veins and altered wall rocks. Most of the historic deposits discovered up to 2003 in Burkina, had gold resources or reserves considerably smaller that those reported at the Ashanti-Obuosi deposit.

There are a number of important shear hosted gold discoveries in Burkina, Mali and Niger. **The mineralization outlined on these properties is not necessarily indicative of the mineralization on the Belahouro and Kari-Karba properties**. Success by the companies exploring and developing these deposits have indicated that many exploration techniques can be used to help locate a deposit. Geochemistry, geophysics, trenching and drilling have proven successful in other deposits and will be used at Belahouro and Kari-Karba to help advance the two projects.

Semafo Inc., at its Mana gold property in south-central Burkina Faso (20km north of Kari on the same Hounde Birimian aged greenstone belt), has returned long drill intersections from the Wona gold deposit. Here intersections of up to 50m at >3g/t have been demonstrated in highly oxidized rocks. This is also the first deposit in Burkina Faso where there is deep oxidation reported.

The Iamgold (plus Anglo, Mali Government and the IFC) - Sadiola Mine is currently in operation and is expected to produce approximately 450,000 ounces a year. The deposit contains proven and probable reserves of 32.6 million tonnes of 3.2 g/t Au, as well measured and indicated resources of 57.6 million tonnes of 2.6 g/t Au. The deposit also contains inferred resources of 91.1 million tonnes of 1.8 g/t Au. "*The deposit occurs along the Sadiola fracture zone, a north-south striking, steeply west-dipping shear developed at the contact between limestone and greywackes. Gold mineralization occurs along the fracture zone over a strike length of more than two kilometres and is extremely fine grained*" (Iamgold Annual Report 2002).

The Syama Mine has recently been optioned by Resolute Mining Limited from Randgold of South Africa. The deposit contains measured and indicated resources of 31.9 million tonnes of 2.98 g/t Au (plus inferred resources of 15.8 million tonnes grading 2.89 g/t Au). In addition, the company has announced open pit reserves of proven and probable reserves of 12.9 million tonnes of 3.93 g/t Au (Resolute news release April 5, 2004). The Syama resource and reserve estimations were completed by Resolute using the JORC code, the authors have not reconciled the estimates to CIM standards. The Syama reserve and resource estimates are believed relevant and reliable. "*The Syama mine is located along a structural and geological feature known locally as the Syama Shear that extends for some 200kms south into northern Cote D'Ivoire . Gold mineralisation is hosted within an overturned and thrusted basalt-metasediment package that is in contact (structural footwall) with a largely undeformed conglomeratic unit. Ore body modelling indicates a plunge to the north-west, where at depth the ore body is 100m wide*" (Resolute website 2004).

The Sadiola Hill-Libiri deposits in Niger, are a joint venture between Etruscan, Semafo and the Nigerian government. The deposits contains resources (in all categories) of 36,461,346 tonnes grading 1.70 g/t as well as reserves (oxide + transition) of 10,073,631 tonnes grading 2.23 g/t. The Sadiola Hill deposit resources have not been reported to NI 43-101 standards. The public disclosure reports resources in all categories but the company does not state if the any inferred resources are included in its over all resource estimation. The company has not subdivided the reserves into separate categories. The Sadiola Hill-Libiri resource estimation was completed by Resource Services Group of Australia using the JORC code, the authors have not reconciled the estimates to CIM standards. The results have been obtained from the Etruscan website (2004) and are believed relevant and reliable.

The West African Greenstone Belt is host to gold production within secondary enriched saprolite or laterite targets as well as lode deposits. The Belahouro and Kari-Karba permits feature a combination of factors: arid semi-desert climate, low topographic relief, and an absence of a thick post-Proterozoic cover, which creates ideal conditions for the remobilization of lode gold in the weathering zone. In Ghana, and possibly Burkina Faso, the gold consists of small grains and nuggets occurring in deeply weathered areas within lateritic soil and saprolite up to 50 metres thick. Some of the gold is residual in origin, and likely represent flakes weathered from auriferous quartz veins. However, most of the gold is chemically accreted from solutions that derived the gold both from weathering of the gold-quartz veins and from the host rocks. These types of deposits are typically mined by open pit methods and either milled by conventional methods or in some cases heap leached.

A classic international example of this type of deposit is the Boddington mine in Western Australia which has a quoted reserve of 60 million tonnes grading 1.6 g/t gold (not compliant with NI 43-101 but is believed to be reliable). It is currently being mined at a rate of approximately 6 million tonnes a year. Gold occurs in two horizons: at the ancient water table where gold is precipitated as the result of chemical weathering of the overlying strata; and at a deeper level as a result of a second post-laterite weathering process initiated because of the change to a cooler climate and the subsequent lowering of the water table causing a remobilization of the original precipitated gold.

There are a number Canadian registered companies actively examining precious metal projects in Burkina Faso including: Axmin Inc., Etruscan Resources Inc., Goldcrest Resources, High River Gold Mines Inc., Jilbey Gold Exploration Inc., Orezone Resources Inc, Semafo Inc., and St. Jude Resources Ltd. All projects are located on Figure 10. **The mineralization outlined on all the projects and deposits in this section are not necessarily indicative of the mineralization on any of the Goldbelt permits.**

- High River Gold Mines Inc. is advancing its Taparko deposit to production expected in late 2005. The Taparko project is the most advanced gold project in Burkina Faso. The property contains reserves (reserve category not stated) of 6.7 million tonnes grading 2.79 g/t Au (High River website 2004). The company has received a positive feasibility study and is expecting to produce 91,000 ounces per year over a 7.5 mine life and will include the production of approximately 110,00 ounces from the nearby Axmin-Bouroum deposit.


N
Kerboule
Belahouro
Sega
Bouroum
Taporko
Datambi
Sadiola Hill-Libiri
Bissa Hill
Kari Karba
Golden Hill
Bondi
0
250km

After Resolute 2001.

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 10
BURKINA FASO GOLD PROJECT

BURKINA FASO
GOLD OCCURRENCES

WEST AFRICA

MAY 2004 XY3

The Taparko deposit also contains indicated resources of 10.5 million tonnes of 2.7g/t and inferred resources of 2.4 million tonnes grading 2.7g/t Au. The High River reserves and resources have been completed to current CIM guidelines and therefore are reliable and relevant although the company has not indicated which category of reserves are contained on its property. The Taparko/Bouroum area lies within the early Proterozoic Birimian Greenstone Belts of the West African Craton. The gold deposits are hosted in the Bouroum-Yalogo greenstone belt and are hosted by volcano-sedimentary rocks and argillaceous sediments, which have been intruded by large bodies of diorite or quartz-diorite, and by diabase dikes. The Taparko and Bouroum gold deposits are characterized by low sulphide quartz veins that are hosted in shear zones. According to High River (Vanin et al 2003), the:

> "*Gold occurs in the quartz veins and in quartz vein selvages, and is also found in the shear zone itself where gold grades similar to the quartz vein mineralization occur. Graphite is spatially associated with the gold mineralization, which has a faint base metal association*".

- Axmin Inc., an Australian based TSX-V listed company, is working on the Bouroum permits located near the High River-Taparko deposit. The permits contain three small deposits, the F12, Welcome Stranger and Bissanga which have a combined measured and indicated resource, (using a 1 g/t cut-off) of 3.9 million tonnes of 2.8 g/t Au as well as an inferred resource of 1.6 million tonnes of 2.2 g/t Au. Mineralization consists of auriferous quartz filled zones of tensional openings in a NNW trending deformation corridor hosted in Birimian schists, metavolcanics and metasediments all of which have been intruded by diorite and diabase bodies. The ore grade material is proposed to be mined as part of the High River Taparko mining operation once Taparko goes into production in 2005.

- Etruscan Resources Inc. is exploring its Datambi project and Youga deposit (previously owned by Ashanti Goldfields Mining Ltd.). The Youga deposit contains probable reserves of 7.14 million tonnes grading 2.90 g/t Au, indicated resources of 9.1 million tonnes of 2.85 g/t Au and inferred resources of 2.8 million tonnes grading 2.79 g/t Au). The Youga resource estimation was completed by Ashanti using the JORC code, the authors have not reconciled the estimates to CIM standards. The Youga resource estimates are believed relevant and reliable. Mineralization consists of auriferous quartz veins hosted in Birimian metavolcanics and metasediments intruded by granodiorite bodies. Active exploration at Datambi, located across the Burkina-Niger border from its Sadiola Hill-Libiri project, is presently on hold as the company concentrates on the Youga development.

- Goldcrest Resources Ltd is currently working on the Malba property which according to the company has "*estimated metal contents totalling 126,000 tonnes of copper and 265,000 ounces of gold in the Dienemera Deposit*" in a "*Highly prospective porphyry copper-gold terrain*" (Goldcrest website 2004). The Dienemera resources are not in compliance with NI 43-101 and no additional information is available, so these estimates cannot be considered reliable. The deposit type quoted on the website, porphyry copper-gold, is not the traditional target for the Birimian aged host rocks, additional information is not available from the website.

- Jilbey Gold Exploration Inc. has a number of permits its exploring in Burkina Faso. The company's primary focus seems to be on six permits that essentially surround the Tapako-Bouroum deposits. These permits are all reported to contain multiple areas of orpailleur workings. Jilbey has completed geochemical surveys, trenching and 12,000 m of RAB drilling. The company also has an interest in the Bissa Hill permits which the company states contains inferred resources of 775,000 tonnes grading 3.75 g/t Au. The Bissa Hill resources are not in compliance with NI 43-101 and no additional information is available, so these estimates cannot be considered reliable. The company is also working on the Hounde belt permits which lie approximately 70km south of the Goldbelt Kari permit and within the same Birimian greenstone belt. The company has not announced the results of any exploration on these permits.

- Orezone Resources Inc. is actively exploring a number of areas in Burkina Faso. Its most advanced permit is the Essakan (a.k.a. Essakane) permits which are in joint venture with GoldFields of South Africa. The near-surface oxide gold deposit is hosted within a metavolcano-metasedimentary sequence in the Birimian aged greenstone belt. Gold-bearing quartz veins have been mined on the property by the orpailleur since 1984. GoldFields reports that the drilling to date has outlined a combined measured and indicated resource of 18.9 million tonnes of 2.1 g/t Au as well as an inferred resource of 5.2 million tonnes of 1.8 g/t Au. The Essakan resource estimation was completed by GoldFields but it is not known if the resources were estimated using current CIM standards. The resources are considered reliable but not relevant.

- Semafo Inc. has been actively exploring its Mana permit located approximately 20km north of the Goldbelt Karba permit within the same Birimian greenstone belt. The company announced an indicated resource estimate at the Wona Zone 3.99 million tonnes grading 3.91 g/t Au. The gold mineralization is contained within silicified and quartz vein bearing lithologies hosted in highly deformed and sheared acid volcanics. Semafo Inc. has returned long drill intersections from the Wona gold deposit. Here intersections of up to 50m at >3g/t have been demonstrated in highly oxidized rocks. This is also the first deposit in Burkina Faso where there is deep oxidation reported. The Nyafe Zone also lies within the Mana permit. The company has released an indicated resource of 0.85 million tonnes of 8.44g/t Au in another subparallel system of sheared tuffs. Both resources estimates were completed using CIM standards are likely to be updated as the company has been actively drilling the two zones.

- St. Jude Resources Ltd. continues to be encouraged by the results obtained from its Goulagou/Rounga project. . The company has announced an inferred resource estimate from four separate zones within the two permits of 25.4 million tonnes grading 1.20 g/t Au. The resources were prepared using 1996 CIM standards by the previous project vendor and have not been verified by St. Jude. In March, St. Jude announced that it had purchased a partly refurbished heap leach gold processing plant to treat the material from these zones. The company continues with a drilling program to upgrade and possibly increase the previously outlined zones. Riverstone Resources has an option of the Rambo permit which adjoins the Goulagou permit to the east and is planning geochemical sampling and geological mapping as well as a small drilling program.

Other non-Canadian based companies working on advanced gold project in Burkina Faso includes Cluff Mining which is actively developing the heap leachable Kalsaka deposit. The company has announced a probable reserve of 5.2 million tonnes grading 2.20 g/t Au, measured and indicated resources of 9.5 million tonnes of 1.5 g/t Au and inferred resources of 2.0 million tonnes grading 1.5 g/t Au. The Kalsaka resource estimation was completed by Cluff using the JORC code, the authors have not reconciled the estimates to CIM standards. The Kalaska resource estimates are believed relevant and reliable.

GEOLOGICAL SETTING

The Belahouro and Kari-Karba projects lie in the Proterozoic Birimian Formation. The Birimian metasedimentary rocks are comprised of pelitic schists including shales and mudstones and fine grained, fissile, clayey sandstones (Figure 9). Metavolcanic rocks include basalt flows, andesitic flows, tuffs and pyroclastics and dacitic to rhyolitic tuffs and agglomerates. More than 90% of the historical gold production in Ghana and 100% of the gold found to date in Mali and Niger comes from the Birimian series of rocks. The Ashanti mine in Ghana, is the principal example of the Birimian type of vein gold deposit and the Syama deposit in Mali as well as the Sadiola Hill deposit in Niger are prime examples of shear hosted gold deposits in the Birimian.

Belahouro Permit

The Belahouro permit is located along the western part of the Djibo Birimian greenstone belt which is dominantly composed of intermediate volcano-sedimentary formations intruded by syn-tectonic to post-tectonic granite bodies. Resolute geologists have subdivided the Belahouro permit into three principal domains; the Damba-Inata volcano-sedimentary belt, the Belahouro-Sona basin and the Fete Kole volcanic domain (Figure 11). Syn-tectonic and post-tectonic granite bodies seem to have preferentially intruded into the Damba-Inata volcano-sedimentary belt and the Fete Kole volcanic domain.

The Inata-Damba volcano-sedimentary belt, in the western third of the permit block (including a small sliver of similar geology which lies to the south of the middle domain), dominantly consists of metasediments with some basaltic to andesitic volcanics. The regional foliation within this belt is northeasterly and the belt rock contains numerous granitic bodies. The small sliver of similar geology below the middle domain is separated by an east-west trending shear zone. The tectonic events associated with this shear have changed the general orientation of the foliation within the rock units from northeasterly to east westerly. The most advanced gold zones from the Belahouro permit, the Inata deposits as well as the Minfo and Filio occurrences are contained within this domain.

The Belahouro-Sona basin, in the central third of the permit, dominately consists of turbiditic metasediments, with minor intermediate volcaniclastics. An east-west shear zone traverses the


670000 mE
680000 mE
690000 mE
700000 mE
710000 mE
720000 mE
1610000 mN
1600000 mN
1590000 mN
1580000 mN
1570000 mN
N
Belahouro Tenement Boundary
Damba-Inata Volcano Sedimentary Province
Belahouro - Sona Basin
Fete Kole Volcanic Province
Arae
Goudda
Koya
Gakinde
KOUTOUGOU
Kowfadie
X
SOUMA
Souma
N'Darga
SONA
INATA
Sona
Inata
284
BELAHOURO
Belahouro
Fete Kole
Minto
Filio
Tondiata
Dnya
Debel
Yalanga
Senokay
Belahouro
Mali
Niger
Burkina Faso
Benin
Cote d'Ivoire
Ghana
Togo
Roads & Tracks
Drainage
· Inata
Town

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 11

BURKINA FASO GOLD PROJECT

BELAHOURO GEOLOGY

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

southern portion of the permit that separates the turbiditic metasediments from the volcano-sedimentary province to the west. The most advanced gold zones within the middle domian are the BSF1, BSF16, BEF1 Souma deposits as well as the extensive orpailleur working in and surrounding Souma village which lie along the eastern margin of the basin.

The eastern third of the Belahouro permit has been referred to as the Fete Kole volcanic domain. It consists of a sequence of andesitic, dacitic, rhyodacitic and basaltic volcanics as well as some pyroclastics and epiclastics. Similar to the Damba-Inata volcano-sedimentary belt, this domain contains both pre-tectonic and syn-tectonic to post-tectonic granitic bodies. The last major intrusive phase on the permit is a differentiated gabbro complex that lies in this domain. Titaniferous and vanadiferous magnetite banding can be found at the base of the gabbro. The most advanced gold zone within the eastern domain is the Fete Kole, which is associated with extensive orpailleur working in and surrounding Fete Kole showings.

Belahouro Structure

In 2000, SRK Consulting completed a detail structural mapping and review of the structural history and geology of the Belahouro permit using MapInfo GIS (SRK 2000). Based on field observations coupled with previous work completed by Resolute, a regional structural framework was developed. SRK noted a similar sequence of structural fabric development and based on these observations SRK concluded that the sequence of fabric development, the timing of regional events, including mineralization, could be determined. SRK concluded that the structural evolution of the Belahouro region consisted of:

- *"De - Regional NNE-SSW rifting and formation of volcano-sedimentary belts and the Sona-Belahouro sedimentary basin*
- *D1 – Inversion of the volcano-sedimentary basins, formation of a layer-parallel fabric (S1) and layer-sub-parallel thrust faults. Best preserved in the Pali-Minfo domain, and evidence on regional scale in the Fete Kole province*
- *D2 – Regional E-W compression, formation of N-S subvertical cleavage (S2), formation of tight folds around N-S axial planar cleavage. Best preserved in the Sona-Belahouro Basin. Latest possible age for Belahouro granitoid complex*
- *D3 – Regional NE-SW compression and SE-verging fold-thrust belts, intrusions in west of Inata-Damba volcano-sedimentary province. Best preserved in Inata-Damba province. Late D3 tensional fractures and associated veins and fabrics. Earliest possible age for granites in Inata-Damba province.*
- *Late dyke events marked by strong magnetic anomalies and linear NE and SE trends that overprint all fabrics*
- *Throughout the deformation sequence, the reactivation of earlier major structures is a fundamental feature of the interpretation. The earliest structures (De) and associated distribution of stratigraphic assemblages has partitioned deformation into discrete domains during subsequent compressional events."*

SRK concluded that there were at least two identifiable timings of mineralization each with distinct characteristics. The first style was early massive to laminated quartz veins that were associated with D1 and occasionally the D2 structures. Mineralization in this style consisted of patchy high-grade shoots hosted within the quartz veins. The second style observed by SRK consisted of later vein assemblages associated with D3 structures. This type of mineralization may upgrade earlier mineralization where laminated veins have been reactivated but also contribute to auriferous wallrock alteration, thus allowing for possible increase in the potential mining widths. This type of mineralization seems to generally contain moderate gold grades, until the vein sets coincide with the D1-D2 structures. Therefore, SRK speculated that gold: "*mineralisation occurs early in the structural history associated with major (craton-scale) structures (thrusts and transfer faults)*" and that the Belahouro permit had many more areas with potential for finding additional gold mineralization.

Kari-Karba permits

Much of the Kari-Karba permit area is covered by laterite or similar type cover making geological mapping difficult. Oxford and their partner, Avgold have completed some preliminary geological reconnaissance mapping and have concluded that there are four main rock types observed to date on the permits:

- Fresh, fine grained volcanic rocks including tuffs or lava flows
- Weathered, undifferentiated volcanic rocks
- Quartz-feldspathic schists, likely derived from volcanic rocks
- Sedimentary chert (?) horizons

All units are part of the Proterozoic aged Birimian Formation. Full details of the rock types and relationships these units have to the gold bearing quartz veins will need to be investigated in a detail mapping program that will be required in the recommended work program. Quartz veins, with or without gold values are found in the metavolcanic units.

MINERALIZATION

Belahouro Permit

The mineralization identified to date on the Belahouro permit generally is related to north and northwest trending structures, and tends to roughly be located along the margins of the Belahouro-Sona basin (Fig 10). Orpailleur have been actively mining in numerous areas within the Belahouro permit. The orpailleur are actively mining the auriferous quartz veins via hand dug vertical shafts and likely with some horizontal crosscuts at the bottom of the shafts. These shafts are reported to be as deep as 50-80m. The orpailleur can only mine to the depth of the water table or to the lowest level of the oxidized material so depths of the shafts vary considerably throughout the permit. The following is a brief description of the known gold bearing occurrences outlined to date on the Belahouro permit.

Inata Trend

The Inata trend consists of three separate, en-echelon zones of gold mineralization which have been drilled in sufficient detail to provide an estimate of gold resources in each deposit. The three deposits are aligned in a north south orientation over a distance of approximately four kilometers. The deposits all appear to be related to the same structural event and are all associated with shearing. The work done to date seems to indicate that the Inata South and Central deposits may be the same deposit, separated by lower grade mineralization and minor faulting. The Inata North deposit appears to be offset slightly from the Central-South trend possibly due to some cross faulting. Full details of the resources for each of the deposits is located in the MINERAL RESERVES AND MINERAL RESOURCES section of this report. The most detailed description of the mineralization and host geological units is contained in a report by SRK Consulting (2002) which has been quoted extensively in the following section.

a) Inata South

The Inata South deposit strikes over a distance of 1,400m and trends northerly (Figure 12). Mineralization consists of free gold associated with up to three-meter wide quartz veins that in turn are stacked on other quartz veins. The auriferous quartz veins dip between 65° to 75° W and consists of quartz vein sets stacked within the main mineralized and sheared 350° trend. The cumulative effect of the stacking of the quartz veins varies from approximately 5-10m in true width in the various sections. (Note: the drill intercepts shown on Figure 12 are close to true widths, they consist of down the hole drill lengths that are designed to intercept true widths. All intercepts are from the reverse circulation drilling (RC). Reverse circulation drilling does not allow for viewing exact contacts, widths are determined from multiple intercepts in the same section.). Appendix II contains a complete breakdown of certain holes appearing on Figure 12.

The zone is open to the south and the down dip and plunge extensions have not been fully tested. Mineralization consisting of auriferous quartz veins, has been located approximately 80m and 350m to the east indicating that parallel to sub-parallel zones may exist. According to SRK:

"Mineralisation at Inata South appears to be associated with reverse-dextral motion (in present position) based on following lines of evidence:

- *Quartz veins are en-echelon in a dextral sense...veins are oriented 005-025 and dip steeply west, the vein array strikes 350 and dips steeper west*
- *Shearing-Crenulation fabrics and drag of regional fabric into quartz veins indicates reverse component of motion*
- *Subordinate stringer veins cut the regional fabric and dip more shallowly west, consistent with interpretation as compressional tensional vein arrays*
- *These subordinate veins intersect the main veins in an intersection lineation plunging shallowly north*
- *This intersection lineation is perpendicular to a steeply S-plunging intersection lineation, consistent with overall reverse-dextral motion*
- *Flexures in the large laminated vein system plunge shallowly north, parallel to intersection lineation and perpendicular to stretching lineation*
- *Veins splay at these inflections, indicating they are not simply a post-vein effect*
- *Higher grade mineralisation appears to correlate with N-plunging inflections."*

b) Inata Central

The Inata Central deposit strikes over a distance of 1,000m and trends at 00° to 025°(Figure 13). Mineralization consists of free gold associated with up to three-meter wide quartz veins that in turn are stacked on other quartz veins. The central section of the deposit has good continuity. The northern


RC446 10m@5.10g/t
RC447 11m@4.30g/t
682800mE
1586400mN
RC232 13m@2.14g/t
1586200mN
RC224 7m@1.10g/t
1586000mN
RC459 14m@2.20g/t
1585800mN
RC474 13m@5.3g/t
1585600mN
RC461 3m@12.5g/t
1585400mN
0
100
200km
After Resolute 2001.
N
LEGEND
Shale / Siltstone
Intermediate intrusive/volcanics
Mineralisation trace
Drillhole
RC: Reverse Circulation Drill Hole
Belahouro Project Area
MALI
Djibo
Aribinda
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
BENIN
GHANA
TOGO
COTE D'IVOIRE
AFRICA
OREQUEST
GOLDBELT RESOURCES LIMITED
Figure 12
BURKINA FASO GOLD PROJECT
INATA SOUTH AREA
WEST AFRICA
MAY 2004
XY3

portion has been intruded by a felsic porphyry and diorite, which appears to cut-off the mineralization. Mineralization consists of free gold associated with approximately three-meter wide stacked quartz veins. The auriferous quartz veins dip between 75° to 90° W and consists of quartz vein sets stacked within the main mineralized and sheared 350° trend. The cumulative effect of the stacking of the quartz veins varies from approximately 10-20m in true width in the various sections (Note: the drill intercepts shown on Figure 13 are close to true widths, they consist of down the hole drill lengths that are designed to intercept true widths. All intercepts are from the reverse circulation drilling (RC). Reverse circulation drilling does not allow for viewing exact contacts, widths are determined from multiple intercepts in the same section.). Appendix II contains a complete breakdown of certain holes appearing on Figure 13.

The zone is cut off or offset to the south by a minor cross cutting fault. The down dip and plunge extensions have not been fully tested. The Inata Central deposit may represent the northern offset extension of the Inata South deposit. Mineralization consisting of auriferous quartz veins, which has been located approximately 60m to 100m to the east indicates that parallel to sub-parallel zone may exist. This mineralization seems to line up with the same mineralization observed 80m to the east of the Inata South deposit. In addition, there are very active orpailleur workings to the west of the Central zone.

According to SRK:

"Subordinate stringer veins cut the regional fabric and dip more shallowly west, consistent with interpretation as compressional tensional vein arrays:

- *These subordinate veins intersect the main veins in an intersection lineation plunging shallowly north*
- *This intersection lineation is perpendicular to a steeply plunging intersection lineation, consistent with overall reverse-dextral motion*
- *Flexures in the large laminated vein system plunge shallowly north, parallel to intersection lineation and perpendicular to stretching lineation*
- *Veins splay and are better mineralised at dilational jogs*
- *Veins splay at these inflections, indicating they are not simply an effect of overprinting deformation*
- *Higher grade mineralisation appears to correlate with N-punging inflections.*
- *Ore shoots appear to plunge north at Inata Central, and are not fully tested on adjacent sections where shoots plunge through or under the drill pattern*
- *In drill core, ore is often associated with the presence of felsic to intermediate volcanics/intrusions, which appear to have provided competency contrasts localising shearing and ore development*
- *These intrusions and volcanics are foliated, and appear to be emplaced early in the structural history"*

c) Inata North



682800mE
683000mE
683200mE
1587600mN
1587400mN
1587200mN
1587000mN
1586800mN
1586600mN
RC006 6m@0.92g/t
RC424 10m@3.50g/t
RC373 9m@5.21g/t
RC179 27m@5.4g/t
RC378 9m@8.27g/t
RC433 15m@2.70g/t
RC152 9m@14.1g/t
RC295 8m@4.25g/t
RC440 3m@8.70g/t
RC445 16m@3.50g/t
?
0
100
200km

N

LEGEND

- Shale / Siltstone
- Intermediate intrusive/volcanics
- Porphyries
- Mineralisation trace
- Drillhole
- Fault

RC: Reverse Circulation Drill Hole



Belahouro Project Area
Aribinda
Djibo
MALI
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
BENIN
GHANA
TOGO
COTE D'IVOIRE
AFRICA

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 13
BURKINA FASO GOLD PROJECT

INATA CENTRAL AREA

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

The Inata North deposit consists of two zones, a southern zone of 500m and a northern zone of 600m in length both of which trend at 010° over a combined strike length of 1,200m (Figure 14). Weakly dispersed gold mineralization separates the two zones. Mineralization consists of free gold associated with laminated quartz veins. The auriferous quartz veins dip between 70° to 85° W and consist of quartz vein sets stacked within the main mineralized and sheared 010° trend. The cumulative effect of the stacking of the multiple quartz veins varies from approximately 5m to 30m in true width in the various sections. (Note: the drill intercepts shown on Figure 14 are close to true widths, they consist of down the hole drill lengths that are designed to intercept true widths. All intercepts are from the reverse circulation drilling (RC). Reverse circulation drilling does not allow for viewing exact contacts, widths are determined from multiple intercepts in the same section.). Appendix II contains a complete breakdown of certain holes appearing on Figure 14.

Figure 15 represents Inata North section 1588400N that shows the stacked nature of the mineralized zones. The SRK report summarizes that the controls at Inata North are similar to those at Inata Central and South except that at the North deposit:

- *"it appears to be more sheared and contains Au mineralisation in the wallrock of the veins*
- *It has a moderate NW-plunging lineation as opposed to downdip or S-plunging stretching lineation*
- *The mineralisation is offset from Inata Central by a D3 fault corridor"*

SRK continues:

> *"Inata North mineralisation is interpreted as the strike equivalent of Inata Central mineralisation that has been disected and overprinted by D3 deformation, remobilising some Au into the wallrock surrounding the laminated quartz veins."*

The Inata North deposit is open to depth and along strike to the north. The last section used in the resource (1589500N) returned two zones of weak mineralization (6.0m grading 1.44g/t and 4.0m grading1.29g/t).

SRK has completed a detailed structural interpretation of the mineralized zones in the Inata area SRK (2002). They have concluded that the Inata North deposit appears to be offset slightly for the Central-South trend possible due to some cross faulting. Figure 16 shows a conceptual interpretation from SRK showing the gold deposits in the Inata area related to major structural features.

d) Inata Region

Other areas of interest in the area of the Inata deposits have been outlined by previous exploration, especially the BHP RAB drilling.


682600mE
682800mE
683000mE
683200mE
1589400mN
1589200mN
1589000mN
1588800mN
1588600mN
1588400mN
1588200mN
RC352 6m@1.44g/t
RC491 14m@3.25g/t
RC399 4m@6.92g/t
RC401 26m@4.00g/t
RC487 16m@5.76g/t
RC255 16m@3.4g/t
RC419
15m@6.92g/t
RC244 34m@7.09g/t
RC288 7m@2.7g/t
RC289 13m@5.57g/t

N

LEGEND

- Shale / Siltstone
- Intermediate intrusive / volcanics
- Porphyries
- Granitoid
- Mineralisation trace
- Drillhole

0 200 400km

RC: Reverse Circulation Drill Hole


Belahouro
Project Area
Aribinda
MALI
Djibo
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
AFRICA
Boromo
Hounde
Pama
BENIN
GHANA
TOGO
COTE D'IVOIRE

After Resolute 2001.

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 14
BURKINA FASO GOLD PROJECT

INATA NORTH AREA

WEST AFRICA

MAY 2004 XY3


RD009
RC371
RC370
RC244
RC243
RC241
682900mE
682800mE
300mRL
250mRL
200mRL
150mRL
Proposed pit outline
16m@7.8g/t
31m@6.4g/t
34m@3.8g/t
34m@6.4g/t
6m@17.3g/t
29m@5.6g/t
22m@8.9g/t
11m@15.9g/t
Base of oxidation
12m@3.5g/t
21m@3.0g/t
7m@6.3g/t
Belahouro Project Area
Aribinda
Djibo
MALI
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
GHANA
BENIN
TOGO
COTE D'IVOIRE
AFRICA
0
50m
100m

RC: Reverse Circulation Drill Hole
RD: Diamond Drill Hole

LEGEND

- + 1 g/t gold
- + 5 g/t gold
- Arenaceous sediments
- Intermediate intrusives
- Carbonaceous argillic sediment

Note: intersections cut 20g/t

After Resolute 2001.

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 15
BURKINA FASO GOLD PROJECT

INATA NORTH AREA
DRILL CROSS SECTION
1588400N

WEST AFRICA

MAY 2004 XY3

- Sayouba-is small zone (100m long) approximately 300m east of the northern Inata North deposit. Mineralization consists of NNW auriferous stacked veins with a dip of 60° to 70°W that occurs in sheared shale, siltstone, minor intermediate volcanics and felsic porphyry.
- Inata East- A north-west trending quartz vein with extensive artisanal workings occurs over a strike of 100m. Rock chip assays returned up to 26g/t Au as well as returning assays less than 0.5 g/t.
- Inata West- this is a very active orpailleur workings area to the west of the Inata Central zone thus the potential exists for parallel zones of gold mineralization. Immediately west of a large area of alluvial workings, prospectors are exploiting high grade quartz veins in basement proximal to the some historic RAB drilling anomalies. A dominant 040° magnetic (shear) trend underlies this area which seems to intercept the Inata main shear at Inata North.
- Boukari-the Boukari area is located immediately south of the Inata South deposit and may represent the possible southern extension south of the deposit. Limited drilling to date has intercepted auriferous quartz mineralization 200m south of the Inata South zone (4.0m grading 2.11g/t gold). Lack of outcrop and drilling has limited the geological understanding of this area.
- Kourfadie South- Resolute soil sampling programs have highlighted a series of gold anomalies within a NNW trending corridor, over an area 6km by 2km extending north of Inata North. At least three anomalies within the corridor are considered encouraging and worthy of follow-up. The anomalies have strike lengths approximately 1.5 to 2km long with peak values ranging from 55 ppb to 675 ppb gold. At the north end of the trend of soil anomalies is the Kourfadie (Oued Kolo Kolo) area which is dominated by a strongly deformed metavolcanic sequence in contact with metasediments. The units, on a local scale, show open folding with plunge structures, the major foliation trend is northeasterly in a north-south shear corridor. Quartz veins and/or veinlets sets are associated with the shear zones. According to Venn (2000):

  "Alteration is mainly carbonatisation, sericitisation and silicification observed within the quartz veins and host rocks. The lithologies are highly oxidised at the surface. Gold mineralisation is associated with sulfides comprising of pyrite, minor chalcopyrite and arsenopyrite. Additional associations occur with manganese, magnetite, and fuchsite

  Some ferricrete plateaus and laterite gravels areas have developed within the area. A number of small artisan workings lie beneath the ferricrete plateaus. Two of the three major artisan sites identified are still active".

Pali-Minfo-Filio Trend

a.) Minfo

The Minfo occurrence lies approximately four kilometers southwest of the Inata South deposit on the east-west trending Minfo-Filio shear zone (Figure 17). According to Venn (2000):

" The shear zone can be traced over a distance of 20km and is characterised by a wide zone of shearing (up to 400m) associated with a strong aeromagnetic trend and elevated gold values in soil. The Minfo soil anomaly extends for 3km with a maximum width of 600metres. RAB drilling has tested 900 metres of strike. The main Minfo prospect is associated with

Schematic 3D Diagram of the Interpreted Geometry of the Pali-Minfo-Filio and Inata Area

Pali, Pali East, Minfo, Filio, Inata Mineralisation in D_1 thrusts



INATA NORTH
PALI NORTH
(mineralisation in D_3 thrust)
INATA CENTRAL
INATA SOUTH
PALI
Early D_1 thrusts cut by D_3 thrusts
PALI EAST
D_1 thrust folded by D_2. This fold is tightened during D_3.
MINFO
FILIO

After SRK 2002.

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 16

BURKINA FASO GOLD PROJECT

INATA-MINFO-FILIO STRUCTURAL INTERPRETATION

WEST AFRICA

MAY 2004 XY3

outcropping quartz veins which has been RC drill tested on 25m spacings over a strike of 300m.
Mineralisation is associated with massive and stringer quartz veining in black to grey shales (± carbonaceous ± pyritic ± chloritic) within an intermediate volcanic-shale/siltstone package. Conjugate quartz veining sets (east-west and north-east trending) with steep south dip, form a series of mineralised zones situated on a flexure within the main east-west shear zone.

Note: the drill intercepts shown on Figure 17 are not true widths, they consist of down the hole drill lengths. Certain intercepts are from the reverse circulation drilling (RC), others are from the reverse air blast drilling (BRB). Appendix II contains a complete breakdown of certain holes appearing on Figure 17.

b.) Filio

The Filio occurrence lies on the same east-west shear zone as the Minfo occurrence and is defined by a gold soil anomaly that can be traced over a width of 500m and a length of 2,500m (Figure 18). Auriferous quartz mineralization observed to date is associated with stringer quartz within more intensively sheared zones and is open to both the east and west. The main area of mineralization is associated with a flexure of the main shear zone and the potential for other zones of mineralization along the shear zone is good. One similar occurrence is along the same structure corridor is East Filio where Resolute soil sampling has outlined a wide gold anomaly over 2km long with a peak value of 426 ppb gold. The trend is north-west and parallels the local foliation/shearing and occurs in a major flexure within the Filio-Minfo shear corridor.

Note: none of the drill intercepts shown on Figure 18 are true widths, they consist of down the hole drill lengths. All of intercepts are from the reverse air blast drilling (BRB). Appendix II contains a complete breakdown of certain holes appearing on Figure 18.

c.) Pali South

The Pali South area is located approximately five kilometers south west of the Inata deposits within an area of folded metavolcanoclastis and intermediate volcanics and appears to be the western extension of the Minfo – Filio shear zone. Shallow (<30m) RAB drilled soil anomalies (>100 ppb gold) are associated with areas of orpailleur workings that contain auriferous shear zones and quartz veins. A total of 130 RAB drillholes (3619m) were completed over this area in 2000 defined the two areas (Figure 19). The western RAB-soil anomaly is approximately 900m by 200m trending north-south whereas the eastern anomaly had a strike length of approximately1500m and a maximum width of 700m and trends east-west. The RAB drilling defined narrower zones of shearing within the within the wider soil anomalies. The eastern target contains a shear zone between 200 and 250m wide. The western soil anomaly contains two narrow shear zones with limited strike continuity. Some of the drill holes which intersect encouraging mineralization within the two shear zones in the two targets include:

- 12m grading 2.69 g/t gold (15-31m, BRB 837)
- 12m grading 4.83 g/t gold (24-36m, BRB 842)
- 12m grading 4.63 g/t gold (12-24m, BRB 845)



N
681900mE
682000mE
682100mE
682200mE
682300mE
682400mE
1583300mN
1583200mN
1583100mN
BRB154 20m@2.96g/t
BRB158 9m@2.33g/t
RC093 10m@1.84g/t
RC100 29m@1.59g/t
RC101 12m@1.65g/t
BRB: Reverse Air Blast Drill Hole
RC: Reverse Circulation Drill Hole
0
100
200km
Belahouro Project Area
MALI
Djibo
Aribinda
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
GHANA
TOGO
COTE D'IVOIRE
AFRICA
LEGEND
Minfo - Filio shear zone
Intermediate Volcaniclastics (intercalated andesite, shale, tuff and siltstone)
Drillhole
OREQUEST
GOLDBELT RESOURCES LIMITED
Figure 17
BURKINA FASO GOLD PROJECT
MINFO PROSPECT
WEST AFRICA
MAY 2004
XY3

After Resolute 2001.



685200mE
685400mE
685600mE
685800mE
686000mE
686200mE
686400mE
686600mE
686800mE
1583200mN
1583000mN
1582800mN
1582600mN
1582400mN
N
BRB124 4m@2.06g/t
BRB195 1m@3.42g/t
BRB134 16m@3.63g/t
BRB190 1m@2.77g/t
BRB186 8m@0.86g/t
BRB577 3m@3.32g/t
BRB579 2m@4.12g/t
BRB128 6m@2.63g/t
BRB: Reverse Air Blast Drill Hole
Belahouro Project Area
Aribinda
Djibo
MALI
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
BENIN
GHANA
TOGO
COTE D'IVOIRE
AFRICA
0
200
400km
LEGEND
Minfo - Filio shear zone
Metasediments (interbedded shale, siltstone and minor intermediate volcanics)
Drillhole

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 18
BURKINA FASO GOLD PROJECT

FILIO PROSPECT

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

Note: none of the drill intercepts shown on Figure 19 are true widths, they consist of down the hole drill lengths. All of intercepts are from the reverse air blast drilling (BRB). Appendix II contains a complete breakdown of certain holes appearing on Figure 19.

Souma Trend

The Souma Trend lies along the eastern margin of the Belahouro-Sona basin. It has been further subdivided into two separate trends, a western and eastern portion, which are likely genetically related.

a) Western Souma Trend

The Western Souma trend contains the Souma Village, Tabassi and Darga (a.k.a. N'darga) showings. Souma Village is defined by a "*strong gold in soil anomaly approximately (500m by 300m and open) and is was coincident with abundant artisanal workings which are now working below the ferricrete layer*". RAB drilling as well as nine RC drillholes have tested a north-south trending zone over a strike of approximately two kilometers in length in the vicinity of the Souma Village area (Figure 20). Mineralization initially outlined by the orpailleur is associated with stringer quartz and minor quartz stockwork in discrete shears hosted within a layered gabbro. The mineralized structures are open to the north and south. Some of RAB/RC drill intercepts that indicate the potential for the area include; 19 metres of 3.77g/t gold (BRB 795) and 12 metres grading 3.97g/t gold (SVRC-007).

Note: the drill intercepts shown on Figure 20 are not true widths, they consist of down the hole drill lengths. Certain intercepts are from the reverse circulation drilling (SVRC), others are from the reverse air blast drilling (BRB). Appendix II contains a complete breakdown of certain holes appearing on Figure 20.

Darga (N'darga) lies approximately seven kilometers to the south and exists as a prominent laterite cap with extensive orpailleur workings in and beneath the laterite cover. The potential to extend the known area of mineralization is good, work to date by Resolute soil sampling and by the orpailleur indicate that this area is at least one kilometer in length. The Tabassi soil anomaly lies approximately three kilometer to the north, and also contains active orpailleur workings although soil sampling was limited further to the north due to the extensive aeolian sand cover.

b.) Eastern Souma Trend

The Eastern Souma trend contains two small gold deposits outlined to date, the BSF1 and the BSF16, both of which outcrop at surface. Previous trenching at BSF1 as well as both RC and diamond drilling has identified quartz veins with higher-grade gold in metasediments adjacent to a sheared contact with a granitoid body. Some of the better drill intercepts included; 5.0m grading 12.81g/t gold and 5.0m grading 7.84g/t gold although the average width of the vein system is 2.9m. Mineralization to date appears to be associated with flexures in the quartz from a vein system that has been confirmed over a strike of 800m in a northeast trending quartz vein structure with variable dips (30° to 75°) to the west (Figure 21).


678400mE
678600mE
678800mE
679000mE
679200mE
1583000mN
1582800mN
1582600mN
1582400mN
1582200mN
1582000mN
N
BRB864 8m@1.26g/t
BRB842 2m@4.11g/t
BRB847 4m@3.34g/t
BRB903 4m@1.78g/t
BRB837
12m@1.53g/t
BRB853 12m@0.90g/t

BRB: Reverse Air Blast Drill Hole

LEGEND

- Mineralisation
- Metasediment
- Andesite
- Drillhole

0 200 400km


Belahouro
Project Area
Aribinda
Djibo
MALI
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
GHANA
BENIN
TOGO
COTE D'IVOIRE
AFRICA

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 19
BURKINA FASO GOLD PROJECT

PALI SOUTH PROSPECT

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.


1597000mN
701400mE
701600mE
701800mE
BRB264 2m@0.87g/t
N
BRB099 4m@1.04g/t
1596800mN
BRB826 4m@6.10g/t
BRB087 5m@1.55g/t
1596600mN
BRB818 21m@1.85g/t
SVRC004 8m@6.05g/t
SVRC006 11m@3.63g/t
1596400mN
SVRC045 5m@1.06g/t
BRB812 4m@1.80g/t
LEGEND
Mineralisation
Gabbro
Epiclastics
Drillhole
1596200mN
SVRC007 19m@3.79g/t
BRB795 19m@3.77g/t
BRB806 2m@2.12g/t
BRB: Reverse Air Blast Drill Hole
SVRC: Reverse Circulation Drill Hole
1596000mN
0
200
400km
Belahouro Project Area
Aribinda
MALI
Djibo
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
AFRICA
Hounde
Boromo
Pama
BENIN
GHANA
TOGO
COTE D'IVOIRE
After Resolute 2001.
OREQUEST
GOLDBELT RESOURCES LIMITED
MAY 2004
XY3

Figure 20
BURKINA FASO GOLD PROJECT
SOUMA VILLAGE
WEST AFRICA

The BSF16 lies along the same structure as BSF1approximately 2.5km to the north-north west. The BSF16 quartz reef structure was identified as a RC drilling target based on trenching and rock chip sampling. The mineralized zone has been tested over a strike of approximately one kilometer. The BSF1 zone trends around 330° with variable dip (45° to 60°) to the west (Figure 22). The strongest mineralization is associated with a gentle flexure in the quartz veining. Some of the better drill intercepts include; 7.0m of 6.01g/t gold and 8.0m of 1.20g/t gold although the average width of the vein system is 3.3m.

Resolute, on behalf of the joint venture, have previously estimated resources for the BSF1 and BSF16 deposits in 2000 (Resolute 2000), both deposits were drilled at 100m by 20m centers. Appendix II contains a complete breakdown of certain holes appearing on Figure 21 and Figure 22.

TABLE X - HISTORIC RESOURCE ESTIMATIONS - EASTERN SOUMA TREND

Prospect	Tonnes	Grade Au g/t (+1.0g/t)	Approximate Drill Pattern	Vertical Depth Drilled	Resource category notes
BSF1	463,000	3.0	100 by 20m	80m	Historic resource, relevant and reliable
BSF16	170,000	2.0	100 by 20m	80m	Historic resource, relevant and reliable
TOTAL	**633,000**	**2.7**			

The Resolute BSF1 and BSF16 resources are considered historic, the resource estimates have been obtained from sources believed reliable (Resolute 2000) and are relevant but have not yet been categorized into current CIM terminology.

Fete Kole Region

The Fete Kole Province has been subdivided into northern and southern sections that are separated by an inferred D_1 thrust fault (SRK 2000). The thrust fault separates predominantly mafic and ultramafic rocks in the north from predominantly intermediate volcanic rock in the south. The northern section contains the Gassel Garafo and Dumsa occurrences while the southern section hosts the main Fete Kole occurrences. Both sections contain abundant active orpailleur workings.

a.) Northern Section

The Gassel Garafo mineralized zone in the northern section, lies proximal to and within a major northwest- southeast trending shear zone. In the Gassel Garafo area, the shear traverses the contact between granitoids to the west and basaltic andesites to the east. Mineralization consists of quartz veins and quartz veinlets contained in the large shear zone. Some of the more encouraging trench results that indicate the potential for the area include: 5.0m grading 5.55g/t gold and 20.0m of 1.15g/t gold (Figure 23).

Other mineralized zones in the area include Dumsa and Senakaye which are reported to contain similar mineralization also with a northwest- southeast trending shear zone.


1590600mN
1590400mN
1590200mN
1590000mN
1589800mN
705200mE
705400mE
SRC020 5m@4.01g/t
SRC018 2m@3.71g/t
SRC016 1m@0.85g/t
SRC014 1m@4.27g/t
SRC011 3m@2.31g/t
SRC009 5m@12.77g/t
SRC?? 4m@5.39g/t
SRC008 5m@6.0g/t
SRC004 3m@4.72g/t
SRC001 1m@1.55g/t
N
LEGEND
Mineralisation
Granite
Epiclastics
Drillhole
SRC: Reverse Circulation Drill Hole
0
200
400km
Belahouro Project Area
Aribinda
Djibo
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
NIGER
GHANA
TOGO
AFRICA
OREQUEST
GOLDBELT RESOURCES LIMITED
Figure 21
BURKINA FASO GOLD PROJECT
BSF1 PROSPECT
WEST AFRICA
MAY 2004
XY3
After Resolute 2001.



703600mE
703800mE
704000mE
704200mE
704400mE
1593800mN
1593600mN
1593400mN
1593200mN
1593000mN
Sheared Contact
N
SRC036 1m@1.83g/t
SRC035 2m@1.29g/t
SRC034 1m@17.57g/t
SRC033 2m@2.2g/t
SRC032 7m@6.01g/t
SRC031 1m@2.08g/t
SRC030 1m@2.46g/t
SRC029 3m@0.93g/t
SRC028 2m@0.8g/t
SRC027 1m@1.38g/t
SRC026 2m@1.10g/t
SRC025 3m@1.13g/t
SRC024 2m@1.66g/t
SRC023 6m@1.20g/t

SRC: Reverse Circulation Drill Hole

LEGEND

- Mineralisation
- Granite
- Epiclastics
- Drillhole

0 250 500km



Belahouro Project Area
Aribinda
MALI
Djibo
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
AFRICA
Boromo
Hounde
Pama
BENIN
GHANA
TOGO
COTE D'IVOIRE

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 22
BURKINA FASO GOLD PROJECT

BSF16 PROSPECT

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

b.) Southern Region

The Fete Kole occurrence consists of a series of thick, flat to shallow dipping (5-15° northeast) quartz veins (ladder veins) hosted within metasedimentary-volcanic rocks of the Fete Kole intermediate volcanic domain. Gold occurs with pyrite and quartz veins and stockwork. Stacked quartz veins zones can be up to seven meters wide (true width unknown) and contain disseminated gold within the quartz and around the quartz veins. Figure 24 illustrates one section in the Fete Kole area showing the stacked lenses or veins within the shear, it is important to note that although the individual lenses are intersected near their true width the same cannot be said for the shear zone as a whole. These veins are cut by east-west-trending, high angle quartz veins, which also contain gold. Alteration consists of sericite and carbonate. Tourmaline occurs locally as disseminations and in veins in the altered volcanics.

Based on the work done by BHP 1994-2000, BHP estimated resources in the Fete Kole area. The authors are not aware if these estimates were derived using the standards outlined in NI 43-101, the resource estimates have been obtained from sources believed reliable. Resolute noted that the Fete Kole resources were estimated using a polygonal section interpretation. The Fete Kole resource estimation is based on widely spaced drilling, the resource estimation is not sufficiently defined geologically or numerically at this time. These resources are not considered relevant based on subsequent work programs completed by Resolute.

Kari-Karba Permits

Gold mineralization on the permits is directly associated with quartz veins, veinlets and stockwork zones contained with the Proterozoic Birimian Formation. Based on the surface observation in the vicinity of the extensive orpailleur workings, the higher-grade gold mineralization, commonly observed as visible gold, is associated with manganese oxide and limonite-bearing quartz veins and vein stockworks hosted in silicified sericite schists. Visible gold also occurs in ribboned (with host volcanic rock) quartz veins. The UNDP drilling also observed that lower-grade gold mineralization was associated with sericite schists that have less pyritization and little quartz vein material. Although outcrop exposure is limited, and most vein observations are the result of material derived from the shafts created by the orpailleur, where veins do outcrop, they seem to align with the regional foliation direction of north-northeast. Orpailleur are actively mining the auriferous quartz veins via hand dug vertical shafts and likely with some horizontal crosscuts at the bottom of the shafts. These shafts are reported to be as deep as 50-80m. These shafts are quite unsafe so care must be taken when examining the veins. The orpailleur can only mine to the depth of the water table or to the lowest level of the oxidized material so depths of the shafts vary considerably throughout the permits.

EXPLORATION

Belahouro Permit

Resolute/Goldbelt have completed a 27,000m drill program on the Belahouro project beginning late April 2004 part of which was for due diligence purposes. The focus of the Resolute/Goldbelt drilling was to locate additional areas of mineralization. Drilling will initially be targeted on extensions to the north, and south but will also include some new targets to the east and west. Three holes were completed in Inata North, Central and South initially to confirm previous



TRENCH 5m@5.55g/t
TRENCH 9m@1.90g/t
TRENCH 20m@1.15g/t
TRENCH 8m@0.93g/t
TRENCH 5m@3.30g/t
TRENCH 4m@1.48g/t
TRENCH 4m@1.95g/t
713200mE
713400mE
713600mE
713800mE
714000mE
1590600mN
1590400mN
1590200mN
1590000mN
1589800mN
1589600mN
1589400mN
1589200mN
N
LEGEND
Mineralisation
Shear Zone
Andesite (including basalt pyroclastics and minor tuffites)
Granodiorite
Reverse Air Blast Drill Holes
0
200
400km
Belahouro Project Area
Aribinda
Djibo
MALI
NIGER
Seguenega
BURKINA FASO
OUAGADOUGOU
Boromo
Hounde
Pama
GHANA
BENIN
TOGO
COTE D'IVOIRE
AFRICA

After Resolute 2001.

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 23
BURKINA FASO GOLD PROJECT

GASSEL GARAFO PROSPECT

WEST AFRICA

MAY 2004 XY3


FKRC00015
FKRC00014
FKRC00013
FKRC00012
2m@3.90g/t
58m@1.36g/t
53m@2.63g/t
1m@0.63g/t
2m@0.56g/t
7m@3.05g/t
71m
65m
59m
Barren Quartz
Tourmaline
Higher grade
mineralisation
envelope
0 10m
60m East Lode

FKRC0015: Reverse Circulation Drill Hole

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 24
BURKINA FASO GOLD PROJECT

FETE KOLE
CROSS SECTION

WEST AFRICA

MAY 2004 XY3

After Resolute 2001.

analytical results but also to acquire samples for metallurgical testing. This program cost approximately CDN$1,000,000. It began March 2, 2004 and was completed by July 22, 2004 prior to the peak of the rainy season. The drilling program was hampered at the outset due to equipment failures but after several false starts, it was eventually successfully completed.

The drilling program was designed to meet the following objectives:

1. Test the eastern and western edges of the Inata TEM anomaly to determine if additional previously unidentified areas of mineralization could be located. Specific targets were
   (a) Undrilled sections between Inata South and Central.
   (b) Undrilled sections between Inata Central and Inata North.
   (c) Potential zones to the east of Inata South.
   (d) TEM anomaly north of Inata North including far northern areas.
   (e) TEM anomaly south of Inata South.
   (f) The western side of the TEM anomaly south of the artisanal workings west of Inata Central.
2. Test the northern and southern edges of the TEM anomaly in the Minfo and Folio areas including testing surface geochemical anomalies along strike from the known areas of mineralization.
3. Test a TEM anomaly south of Souma Village. The TEM anomaly occurred in a topographic low and it was expected offer a potential source of water in the Souma area.
4. Twin one diamond drill hole at each of Inata South, Inata Central and Inata North to compare previous drill results and collect samples for metallurgy.

There was no drilling completed for the purposes of additional ore definition, fill-in or extensions to the areas of known mineralization in and around the defined Inata reserves/resources.

The following table summarizes the types of drilling and meterages completed:

TABLE XI - 2004 DRILLING SUMMARY

Hole Type	Hole Designations	Total Holes Drilled	Total Drilling (m)
Rotary Air Blast	BRB 959 - 1079	121	7,878
Reverse Circulation	INRC 537 - 734	198	19,933
Diamond	INDD 18 - 20	3	291
Totals		**322**	**28,102**

Drilling samples were originally sent to the SGS Laboratory in Tarkwa in Ghana, via road, after preparation at QPS Laboratory in Ouagadougou. As the results of SGS customs problems at the Burkina-Ghana border, the last 577 samples were analyzed in the Transworld lab in Tarkwa. Resolute/Goldbelt continue to maintain a very good QC/QA program for all drill sampling. These procedures are discussed in the SAMPLING METHOD AND APPROACH section of this report. A total of approximately 28,100 drilling samples were collected during the 2004 program, the company has received the results of approximately 20,000 samples.

In the Inata South area (Figure 25), mineralization was intersected in RAB drilling on section 1,584,800N and 1,584,600N. Only partial results have been received to date. This new mineralization appears to indicate a potential southwest extension of Inata South trending South West. Mineralization is found in shales mostly graphitic affected by strong silicification and pyrite alteration. Geological logging indicates high silicification and the presence of additional sulphides in drill material recovered from Inata North to about 1,591,500N. Full results have not yet been received.

RC drilling has returned encouraging gold intersections in drill hole INRC 718 located at 1587000N-684750E east of Inata Central in an area now known as Inata East which lies along the eastern border of a TEM anomaly. The hole is anomalous from 50m to bottom of hole with 7m @ 0.76 g/t from 52 to 59m including 2 m @ 2.1 g/t Au from 57 to 59m, 10m @ 0.5 g/t Au from 69 to 70m and 8 m @ 3.41 g/t Au from 82 to 90m with mineralization at end of hole including 4 m @ 6.448 g/t Au from 86 to 90 m. These results indicate the need to follow up the Inata East TEM anomaly with infill drilling testing strike and extension of the mineralization identified to date.

Drilling was also completed in the areas east and west of the Minfo occurrence (Figure 26). Preliminary results have outlined possible extensions to the previously outlined mineral system, further work is required.

Drilling defined gold mineralization at the southern extension of Souma Village mineralization (Figure 27). It also indicates a close association of porphyritic intrusives with mineralization and therefore attention should be paid to the corridor between BSF 16 and Souma Village displaying series of small intrusive bodies on strike with known mineralization. The high Sirotem response anomaly, originally thought to be related to fresh water, appears now to be due to weathering and carbonaceous material.


681500 mE
682000 mE
682500 mE
683500 mE
1586000 mN
1585500 mN
1585000 mN
1584500 mN
1584000 mN
AREA OF FIGURE 12
INRC541
2m@1.18g/t (64-66m)
INRC539
3m@2.54g/t (16 to19m)
INRC538
2m@3.75g/t (82 to 84m)
BRB1010
4m@2.42g/t (48-52m)
BRB1008
12m@2.22g/t (42-56m)
BRB1035
20m@1.19g/t (12-32m)
BRB1028
8m@12.90g/t (52-60m)
BRB1024
4m@1.01g/t (12-16m)
BRB1025
20m@1.02g/t (52-72m)
incl. 4m@2.22g/t from 52m
Legend
RAB_MaxAu (g/t)
3 to 10,000
1 to 3
0.5 to 1
0.2 to 0.5
-1 to 0.2
RC_MaxAu (g/t)
3 to 10,000
1 to 3
0.5 to 1
0.2 to 0.5
-1 to 0.2
All_Bela_MaxAu (g/t)
3 to 10,000
1 to 3
0.5 to 1
0.2 to 0.5
-1 to 0.2
2004 DRILL HOLE
PREVIOUS RESOLUTE DRILL HOLE
BRB AIR BLAST DRILL HOLE
INRC REVERSE CIRCULATION DRILL HOLE
TEM ANOMALY

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 25

BURKINA FASO GOLD PROJECT

2004 DRILLING
INATA SOUTH AREA

WEST AFRICA

DECEMBER 2004 XY3



RAB_MaxAu (g/t)
3 to 10,000 (g/t)
1 to 3
0.5 to 1
0.2 to 0.5
-1 to 0.2
All_Bela_MaxAu (g/t)
3 to 10,000
1 to 3
0.5 to 1
0.2 to 0.5
-1 to 0.2
681500 mE
682000 mE
682500 mE
683000 mE
1583500 mN
1583000 mN
BRB1075
20m@0.70g/t from 4m
(incl. 8m@1.07g/t from 16m)
BRB1072
4m@0.83g/t from 0m
BRB1076
8m@0.83g/t from 60m
Minfo
BRB1078
4m@1.61g/t from 24m
BRB1077
36m@0.28g/t from 24m
AREA OF
FIGURE 17

◇	2004 DRILL HOLE
☆	PREVIOUS RESOLUTE DRILL HOLE
BRB	AIR BLAST DRILL HOLE

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 26

BURKINA FASO GOLD PROJECT

2004 DRILLING
MINFO AREA

WEST AFRICA

DECEMBER 2004 XY3



701500 mE
701750 mE
702000 mE
702250 mE
702500 mE
702750 mE
AREA OF FIGURE 20
1596000 mN
1595750 mN
1595500 mN
1595250 mN
BRB967
4m@6.75g/t (48-52m)
BRB988
8m@1.62g/t (32-40m)
BRB989
4m@1.67g/t (0-4m)
BRB995
4m@4.15g/t (20-24m)
BRB977
8m@2.5g/t (8-16m)
BRB985
8m@1.00g/t (36-44m)
BRB996
8m@1.38g/t (44-52m)
Legend
RAB_MaxAu (g/t)
3 to 10,000
1 to 3
0.5 to 1
0.2 to 0.5
-1 to 0.2
All_Bela_MaxAu (g/t)
3 to 10,000
1 to 3
0.5 to 1
0.2 to 0.5
-1 to 0.2
2004 DRILL HOLE
PREVIOUS RESOLUTE DRILL HOLE
BRB AIR BLAST DRILL HOLE
TEM ANOMALY

OREQUEST

GOLDBELT RESOURCES LIMITED

Figure 27

BURKINA FASO GOLD PROJECT

2004 DRILLING SOUMA VILLAGE

WEST AFRICA

DECEMBER 2004 XY3

Twin Diamond Drilling (HQ)

Resolute/Goldbelt had decided to twin certain core holes. Diamond drilling, (all sized HQ drill holes), started on 18th June 2004 and was abandoned on 26th June 2004 due to the extremely poor core recoveries, the total completed in the diamond drilling program was 260.9m in three holes, INDD 018 to INDD-020. The following table summarizes the results. The variance between the grades is possibly explained by the poor core recoveries. The encouraging component to the twinning program was that the mineralized widths seem to be fairly consistent.

TABLE XII- RESULTS FROM 2004 TWIN DRILL HOLES

Hole ID	Core Recovery %	Depth From	Depth To	Interval (m)	Results Au (g/t)
INRC 244*		59	93	34	7.09
INDD 018	**64.4**	**53**	**73**	**20**	**2.42**
INRC 282*		38	68	30	3.86
INRC 651		23	43	20	4.14
INDD 019	**68.4**	**22**	**54**	**32**	**2.26**
INRC 192*		20	44	24	3.34
INRC 619		13	37	24	1.95
INDD 020	**36.9**	**27**	**47**	**20**	**1.33**

*- Holes selected for twinning

Each of the 3 holes are thought to have been insufficiently deep to encounter rock below the oxide level where better recoveries were obtained in other holes (see Table XIII on page 37. Any diamond drill confirmation would have to be deep enough to facilitate the recovery of meaningful samples and would likely be below initial pit plans. The grade discrepancies seen in the above table can be attributed to the normal sampling difficulties encountered in gold deposits which tend not to be homogeneous.

There are approximately 8,000 samples from the 2004 drilling program that results are not yet been received. Once all the results have been received, plotted, checked against standards and blanks plus any high grade samples have been recheck, the companies will be able to develop some conclusions. Notwithstanding the incomplete results received to date, a number of preliminary conclusions can be drawn from the work done and results that have been received. Final summaries and conclusions will not be completed until all the results have been received and studied.

The 2004 drilling program has indicated that the use of TEM as a targeting tool in conjunction with geochemistry and mapping is a valid exercise. Drill testing of the western margin of the main Inata TEM anomaly has discovered additional areas of gold mineralization. RC drilling between the Inata North and Inata Central deposits has outlined additional gold mineralization along the TEM gradient. This may result in extending the Inata Central deposit by 200 metres but also it could indicate that an additional target up to 950 metres in length may link the North and Central Inata zones into one continuous structure. Drill testing of the TEM anomalies and weak co-incident geochemistry to the north of Inata North has outlined an additional target area of up to 1,500 metres in strike length. RAB drilling on a TEM anomaly in the area southwest of Inata South has resulted in possible extending the known mineralization by approximately 1,300 metres. Additional TEM and geochemical targets exist to the west of Inata with similar intensity and should be followed up further RAB drilling.

In addition to testing TEM anomalies, drilling outlined additional gold mineralization extending south of the known Souma Village mineralization.. RC drilling to the south east of Inata Central has extended a known zone, and indicated a possible strike extent of 470 metres. The twining exercise demonstrated that the widths of the previously defined mineral structures can be reproduced, grades were not as similar likely due to poor recoveries.

The Goldbelt 2004 drilling program has been successful to date, final conclusion will require full results from the 2004 program but work done to date has indicated that additional RC drilling will be necessary to fully understand the controls and ultimate size of the mineralized bodies. The poor recovery in recent shallow diamond drill holes means that core drilling may not be very useful on the project until deeper information is needed. In addition, the possibilities of adding tonnage to the existing resource are still very good.

Kari-Karba Permits

There has been no work completed on the Kari-Karba concession since Resolute acquired the permits, all work recorded to date on the permits has been discussed in the HISTORY section of this report.

DRILLING

Belahouro Permit

Drilling in the Belahouro permit prior to the option to Goldbelt, has consisted of approximately 3,800m of auger drilling (473 holes), 23,000m of Reverse Air Blast (RAB) drilling (903 holes), 55,000m of Reverse Circulation (RC) drilling (787 holes) and 3,500m of diamond drilling (23 holes). Details of the various drilling programs are contained elsewhere in this report.

Resolute and BHP have drilled several twin holes with different drill equipment on certain sections that has allowed a comparison to be made between the reverse circulation drilling method (RC) and the diamond drill method (DDH) for determining grade. Several other sections contain both RC and DDH holes but the holes were not drilled close enough together to develop a meaningful comparison. A good comparison can be made between RC hole INRC137 verses DDH hole INDD04 on section 1587215N in Inata Central as these holes are close to being twinned. The two parallel 28m sections of mineralized material from the holes graded 4.89 g/t Au and 4.88 g/t Au respectively therefore demonstrating within this area of the Inata Central deposit there is no difference between the drill techniques for this test. Another comparison can be made between RC hole INRC030 verses DDH hole INDD03 on section 1588430N in Inata North as these holes are essentially twinned. The two nearly parallel 21m sections of mineralized material from the holes graded 2.34 g/t Au and 3.03 g/t Au respectively so within this area of the Inata North deposit there is a difference between the drill techniques of approximately 23%. This is different from the other example, but may reflect differences in core recoveries in the mineralized sections as much as it indicates a difference in grades.

In conclusion, comparing the two drilling techniques to determine which provides better consistent and more reliable grade is difficult without more identically twinned holes. Therefore, since there can be no definitive conclusions pointing to a real obvious difference between the techniques, Goldbelt could continue using the RC method for grade determination and use the diamond drill for structural information.

Kari-Karba Permits

Drilling on the Kari-Karba permits have been discussed in the HISTORY section of this report.

SAMPLING METHOD AND APPROACH

Most of the samples documented in this report were collected in the late 1990's to mid 2003. The actual details of the sampling methods, recovery factors as well as the approach of the individual companies can be located in four Appendices in this report. There appeared to be no sampling biases and the results should be representative.

- Appendix IV - Soil Sampling Methods and Analytical Procedures
- Appendix V - Reverse Circulation Drilling Methods and Analytical Procedures
- Appendix VI - Reverse Air Blast (RAB) Drilling Methods and Analytical Procedures
- Appendix VII - Diamond Drilling Methods and Analytical Procedures

The following table contains a summary of the core recoveries from the diamond drill holes drilled at Inata North (Holes IDD01-03, 07-011) and Inata Central (INDD04-05, 012-016). Overall the core recoveries were fairly good but some problems were evident. Drilling in the Inata North was good, recoveries were better than 95% for most of the rock types, except for the oxide horizon which was just 90%. The recoveries in the Inata Central oxide material was lower than the overall average and could indicate that assays from the areas of lower core recoveries may not reflect the true grade of the zone intersected.

TABLE XIII - CORE RECOVERIES FOR DRILLING IN THE INATA ZONE

ROCK TYPE	INATA NORTH PROSPECT					
	Interval From – To (m) Entire Drill Hole			Interval From – To (m) Mineralized Body Only		
Rock Types	Interval From - To (m)	Data	Core Recovery %	Interval From - To (m)	Data	Core Recovery %
Oxide	*0 – 113.9*	185	**92.8**	*0 – 113.9*	49	**89.7**
Transition	*56.7 – 233.4*	136	**95.8**	*90.1 - 179.7*	29	**97.0**
Fresh Rock	*203.7 – 240*	17	**96.8**			
GLOBAL	*0 - 240*	338	**94.3**	*0 - 179.7*	78	**92.6**
ROCK TYPE	**INATA CENTRAL PROSPECT**					
	Entire Drill Hole Interval From – To (m)			Mineralized Body Only Interval From – To (m)		
Rock Types	Interval From - To (m)	Data	Core Recovery %	Interval From - To (m)	Data	Core Recovery %
Oxide	*0 -75.1*	129	**76.4**	*0 – 72.3*	42	**67.0**
Transition	*59 - 223.9*	215	**92.0**	*34,6 – 181.6*	28	**85.5**
Fresh Rock	*203.7 - 240*	6	**98.4**			
GLOBAL	*0 - 240*	350	**86.2**	*0 – 181.6*	70	**74.2**

SAMPLE PREPARATION, ANALYSIS AND SECURITY

All of the samples discussed in this report were collected between 1997-2003 by BHP Minerals or by Resolute (West Africa). The companies used standard techniques for that time, including fire assay for gold analysis. Full details of sample preparation, and analysis as required in NI 43-101 are contained within four Appendices in this report.

- Appendix IV - Soil Sampling Methods and Analytical Procedures
- Appendix V - Reverse Circulation Drilling Methods and Analytical Procedures
- Appendix VI - Reverse Air Blast (RAB) Drilling Methods and Analytical Procedures
- Appendix VII - Diamond Drilling Methods and Analytical Procedures

Full details of sample security of samples as required in NI 43-101 were not commonly provided in reports on the Belahouro permit. There is no reason to suspect any irregularities or question the results of the old sampling as the results contained in this report were dominantly collected by reputable mining companies.

Resolute and the previous joint venture partner BHP, routinely conducted detailed quality control and quality assurance on their drill samples in order to maintain confidence in the analytical results. Resolute regularly submitted duplicate drill core or drill chip samples to a second lab, as part of their routine off-continent analysis. Initially, all samples were analyzed by Intertek Testing Services (ITS) in Ouagadougou, Burkina Faso, although a number of samples were also sent to ITS in Ghana. Genalysis Laboratory Pty. Ltd. from Perth, Australia, commonly completed the laboratory rechecks. The overall comparison between the results from the two labs was very good. The author did not see the results of all the rechecks completed but 583 rechecks completed by Genalysis Laboratory from Inata drilling seen by the author showed very close results between the two labs. Resolute concluded from their ongoing work "*the general accuracy and precision of both laboratories was good, any differences in results were negligible*". The author agrees with this statement based on the limited data seen.

Routine quality control included two international standards, one international blank and two duplicates per batch of 30 samples. Resolute completed random checks on spurious results. In addition, Resolute monitored the results of the laboratory re-split analyses. The author reviewed the results of re-split analyses from 24 RC holes where 261 samples were routinely re-analyzed by the lab. In the results see by the author, the average grade for the recheck was better than 95% of the original split result, so the lab was doing a good job.

Although the author was not able to locate all the past records of the results of the rechecks, and field duplicates, it is very clear that Resolute had good quality control and quality assurance measures in place to effectively monitor the results from the analytical work.

The 2004 drilling and due diligence program now underway has been under the direction of Resolute. As a result, they have continued with the QC/QA program previously developed and implemented in the previous drill programs. The author is satisfied that the sample preparation, security and analytical procedures including the QC/QA programs meet the standards set out in NI43-101 for gold sample procedures.

DATA VERIFICATION

Author Cavey took three samples of exposed vein material from the Inata zone, one sample from each of the North, Central and South zones. The following table contains the results.

TABLE IX – 2004 INATA VEIN SURFACE SAMPLES

Sample number	Inata Zone	Grade Au (g/t)	Sample type	True Width (m)
88851	South	0.53	chip	2.5
88852	Central	0.16	chip	2.0
88853	North	0.02	float	-

The results were all uniformly low. No active orpailleur were working these areas so it is possible that the zones where sampled may be sections of low gold values. There were no BHP/Resolute results seen from any previous sampling from these exact locations so no comparative conclusions can be drawn as to the results.

In addition, Cavey collected 26 randomly selected drill core pulp and RC pulp samples. The samples were selected by Cavey and personally carried from the field to iPl Laboratories in Vancouver for analyses. Appendix VIII contains the iPL results and Appendix IX contains the iPL analytical procedures. The samples that were selected represented low, moderate and high gold results from the original drill programs. The pulps were in good shape and have been properly stored in the intervening years since they were originally created. The author hand split the original pulp into two, sub-samples, the pulps analyzed in Vancouver represent approximately one half the remaining pulp from the original analysis. The other half remains in the Resolute Ouagadougou office.

Some variation exists between the original sample results and the OreQuest rechecks. One half of the sample analyzed in Vancouver was, in most cases, not enough to complete a 50g assay which was the size of sample assayed previously by Resolute so a 30g assay was completed on all samples. Therefore, an exact comparison between sample process and results was not possible due to the different analytical sample size, which could explain some discrepancies. In addition, the original Resolute pulps have been sitting for sometime so a certain degree of settling is likely which could also cause some variation in results.

TABLE X – 2004 DRILL SAMPLE DATA VERIFICATION SAMPLES

Drill Hole Number	Resolute Sample #	OreQuest Sample #	Depth From (m)	Depth To (m)	Resolute Au (g/t)	OreQuest Au (g/t)	iPL Recheck (Au g/t)	OreQuest Recheck (Au g/t)	Variance
INRC153	T100499	88863	35.00	36.00	1.37	1.33			97.1%
INRC153	T100522	88864	59.00	60.00	25.62	24.40			95.2%
INRC153	T100524	88865	61.00	62.00	8.01	8.55			106.7%
INRC153	T100528	88866	65.00	66.00	4.23	4.00			94.6%
INRC210	T104207	88861	14.00	15.00	1.26	0.78			61.9%
INRC222	T105074	88862	9.00	10.00	1.84	1.85			100%
INRC244	T106385	88870	67.00	68.00	3.86	3.35	3.20		87%
INRC244	T106397	88871	79.00	80.00	33.20	35.01			106%
INRC244	T106400	88872	82.00	83.00	16.03	16.50		16.50	103%
INRC244	T106407	88873	89.00	90.00	8.44	7.60			90%
INRC244	T106410	88874	92.00	93.00	1.35	1.50			111%
INRC283	T111521	88867	78.00	79.00	7.12	6.25			88%
INRC283	T111529	88868	86.00	87.00	1.90	2.10			110%
INRC283	T111532	88869	89.00	90.00	11.21	10.50			94%
INRC418	T121560	88875	50.00	51.00	10.11	10.20			101%
INRC418	T121581	88876	71.00	72.00	4.28	3.60			84%
INRC418	T121586	88877	76.00	77.00	12.67	12.30			97%
INRC418	T121587	88878	77.00	78.00	8.57	8.30			97%
INRC418	T121592	88879	82.00	83.00	1.77	1.20			68%
INDD007	T128596	88857	94.30	95.00	2.33	10.60		10.70	**455%**
INDD007	T128606	88856	104.00	105.00	21.77	13.70			63%
INDD007	T128631	88855	127.00	128.00	8.31	2.30			28%
INDD007	T128635	88854	131.00	132.00	0.40	6.10		7.00	**1535%**
INRD010	T128781	88858	40.00	41.00	10.72	5.50			51%
INRD010	T128796	88859	55.00	56.00	1.95	2.30			118%
INRD011	T128886	88860	68.00	69.00	11.06	8.20			74%

Three samples contained enough material to conduct a second recheck. The second recheck was fairly consistent with the original OreQuest check sample which in two examples (#88854 and #88857) were quite different from the original Resolute sample. In both cases, the OreQuest samples returned results were considerable higher than the Resolute results. Two sample rechecks showed a large variance and returned results, on a percentage basis, much lower than the Resolute result (#88861 and #88879). In both cases the original results and recheck were from low grade samples and the variance was <0.6g/t so were not of a great concern.

Four other sample rechecks showed a large variance and returned results, on a percentage basis, lower than the Resolute result (#88855, #88856, #88858 and #88860). Two of these samples (#88855 and #88856) and two of the big variance recheck samples (#88854 and #88857) were all from the same diamond drill hole, INDD007. Since all of the rechecks returned different results, it would indicate that the lab may have had some problems with consistency in this hole possible related to coarse gold. A review of the drill section indicates that the samples all came from a zone of abundant quartz veining. A partial list of the results from the zone of interest within hole INDD007 is located in Appendix X. The Belahouro quartz veins commonly host coarse gold in samples extracted from the veins by the orpailleur. It is reasonable to assume that coarse gold in the quartz samples could have caused the variance between the OreQuest and Resolute samples. The authors were unable to locate the section containing hole INRD010 where a similar variance of results was observed but it is reasonable to assume that quartz veining was again the problem. The variance observed in hole INDD011 is also located in a section of 10-30% quartz veining so again it is reasonable to assume that coarse gold effected the reproducibility of the sample.

Therefore, based on the observed variances in 2004 data verification samples, metallic screen analyses are recommended for any section of new drill core or RC chips that contain visible gold. If visible gold is observed, other intervals of the similar geology above and below the visible gold section should also be analyzed by the metallic screen analytical method.

An attempt was made to verify the drill hole database. Initially, one drill hole (RC or DDH) on every section through the Inata deposits was to be reviewed. The review consisted of checking the original assay sheets with the numbers entered in the database. Unfortunately, not all original assay sheets could be located so not every section was reviewed. In summary there was an attempted to review 46 cross sections. The conclusions were that:

- no original analytical certificates were found from any hole on 11 sections (24%),
- assays were found for at least one hole on 29 sections that contained no errors (63%),
- the one hole reviewed on each of six sections contained data entry errors (13%).

The data is summarized in I X labeled "Drill Database Verification". Several other cross sections were reviewed which contained errors with results lower than the 1.0g/t cut-off so were removed from the overall summary. One hole contained a true data entry error, i.e. the wrong numbers were entered for a few intervals (INRC500) but since the results were generally low, the errors would not materially effect the database. The majority of the errors were due to inconsistency in data entry. Typically throughout all the holes where there were no errors (29 holes-29 sections) where a sample number had two or more results, the number entered into the database was an average of the analyses. On the holes with database errors, the error was generally generated if a sample number had more than one result (i.e. a recheck), but only the initial result was entered. In most cases the result entered into the database was lower than the true averaged value (true averaged value means the normal Resolute method of entering data which was averaging the assay results for any multiple analyses). A classic example is from Hole INRC497 in Inata North, shown in the following table:

TABLE XI – REVIEW OF HOLE INRC497

Sample Number	Original Lab Results Averaged, Au (g/t)	Database Result Entered, Au (g/t)	Grade Variance Au (g/t)	Average Difference (%)
130023	2.060	1.971	0.089	4.3%
130045	13.240	14.870	-1.630	12.3%
130046	17.500	16.030	1.470	8.4%
130057	16.200	15.110	1.090	6.7%
130058	13.100	10.400	2.700	20.6%
130059	12.130	10.630	1.500	12.4%
130060	13.970	10.440	3.530	25.3%
130089	13.500	11.270	2.230	16.5%
130090	15.320	13.250	2.070	13.5%
Totals			**Average Difference**	**13.3%**

This hole had numerous examples of database entry errors. Fortunately, again the error seems to be on the conservative side, i.e. the actual result in the database should be higher by an average of ~10% which implies that the grade for the certain areas of the deposits could be understated. This exercise in database verification is critical to increase the confidence in the deposit grade. In the example shown, INRC497 the exercise is somewhat academic and meant purely to check the integrity of the database. A top cut of 12.0g/t was selected for the Inata North zone and the database result entered shown in Table XVI was often higher than the top cut grade and would therefore have been reduced in the final grade calculation. Notwithstanding, it is still recommended that the entire drill database be reviewed and verified in a similar manner to determine if there are other similar errors.

ADJACENT PROPERTIES

Orezone Resources Inc. is actively exploring a number of areas in Burkina Faso. **The mineralization outlined on all the projects in this section are not necessarily indicative of the mineralization on any of the Goldbelt permits**. Orezone's most advanced permit is the Essakan (a.k.a. Essakane) permits which are in joint venture with GoldFields of South Africa. Orezone has also been working on the Kerboule permit which lies along the northern Belahouro permit border. Orezone reports that quartz hosted mineralization is hosted in the same Inata shear zone which hosts the Inata deposits on the Goldbelt Belahouro permits. Orezone reports that the permit contains an inferred resource of 4.8 million tonnes of 1.3 g/t Au (Orezone website 2004). The authors were unable to obtain a detailed map showing the exact location of the Orezone mineralized structure and how it relates to the Goldbelt-Inata trend.

Orezone has been working on three contiguous permits which adjoin the Kari permit along its southern border. Orezone reports that the Golden Hill permit contains an inferred resource of 3.5 million tonnes of 1.4 g/t Au. It is not known if the Kerboule and Golden Hill resource estimates are to CIM standards but are considered relevant and reliable. Orezone is spending a minimum

US$1,000,000 on the permits, especially on the Bondi permit. The company discovered the Bondi mineralization by drilling soil anomalies along the contact of the Birimian aged Eastern Volcanic Domain and the Tarkwaian Sedimentary Basin. The company reports that drill results "*indicate a gold mineralized corridor over 800 metres in length with horizontal widths up to 25m*". Resource estimations are expected in mid-2004 although the company is targeting at least a one million ounce gold resource on the permit. The authors were unable to obtain a detailed map showing the exact location of the Orezone mineralized structure and how it relates to the Goldbelt-Kari/Karba trend (Orezone website 2004).

MINERAL PROCESSING AND METALLURGICAL TESTING

Mineralogical and metallurgical studies have been conducted on several of the deposits on the property and were summarized by Lazare Pare in September 2001. The principal metallurgical studies were completed on the Belahouro permit by BUMIGEB from 1989 to 1991, BHP from 1997 to 1998 and Resolute-BHP Joint Venture from 1998 to the present.

From 1989 to 1991, BUMIGEB in association with Metaleurop Recherche, a French company carried out metallurgical tests on Souma ores (BSF1 and BSF2 quartz veins). The intent of this program was to investigate the potential to develop a small-scale mining operation with a throughput of approximately 100t to 150t/day. One hundred kilogram samples from each of the veins were used for the tests.

Recoveries of 92% and 95% respectively were obtained from grinds of 80% minus 120 and 60 microns respectively. The collectors used were Aeroflot 241 and 404. Cyanidation tests were conducted on minus 5mm material as well as flotation residue. Recoveries into solution of 69% and 85% in 24 hour leach time were reported. No mention of degree of oxidation of the samples is made in the summary report.

From 1997 to 1998, BHP completed density and preliminary metallurgical tests on Inata mineralization. A total of 242 measurements of specific gravity were completed in the field, by in house personnel. Of these 28 were drill core samples with the rest from the pits. Results of these measurements are summarized in the table below:

TABLE XII – INATA SPECIFIC GRAVITY VALUES

Depth Interval (m)	SG	Lithology
0-4	2.0	Overburden material
1-4	2.2	Mottle zone material
4-60	2.3	Oxide Zone
60-120	2.4	Oxide and Transition Zone
>120	2.6	Fresh Rock

In 1999 four composite samples of Inata material were tested by AMMTEC of Australia. The samples were crushed to minus 2 mm prior to splitting into both one kilgram mill charges and 200 gram assay samples. Duplicate head assays compared well with less than 5% variation between assays. Samples were ground to 80% passing either 106 or 75 microns. Gravity recovery was tested using a small Knelson concentrator after grinding followed by amalgamation. All gravity and amalgam tailing was then subject to cyanide leaching. The following table below summarizes the results of these tests.

TABLE XII – GRAVITIY CYANIDATION TEST RESULTS ON INATA COMPOSITES

Comp. Sample No.	Descr.	Grind 80% passing microns	Calc'd Head Au g/t	Leach Residue Au g/t	Gold Extraction % with time Hrs.				Reagent Consumption kg/t	
					Gravity	2	8	24	Lime	NaCn
T128827	L. G. ox. (0-16m)	106	1.49	0.083	16.2	84.4	94.5	94.5	1.17	0.83
		75	1.41	0.082	11.3	77.2	92.1	94.2	1.66	0.53
T128828	H.G. Ox. (6-65m)	106	8	0.322	14.9	91.4	95.2	96	1.37	0.78
		75	8.3	0.341	13.9	80.4	94.5	95.9	1.36	1.08
T128829	L. G. ox./Tr. (68-91m)	106	1.6	0.311	13.6	80.6	80.6	80.6	3.7	0.68
		75	1.38	0.382	8.8	82.5	84.7	86.8	2.52	0.75
T128830	H.G. Ox./Tr. (61-90)	106	7.8	1.21	16.8	80.9	83.6	84.4	2.74	1.08
		75	7	1.25	10.4	80	82.1	82.1	3.28	0.75

The 10 to 15 percent recovery using gravity compares favourably with earlier hand panning tests conducted locally in Burkina Faso. The tests indicate that the material is not particularly grind sensitive below 100 microns. Ninety percent recoveries were achieved in oxide samples similar to results obtained from 24 bottle roll tests at ITS LTD laboratory in Ouagadougou. Due to the relatively low recoveries in transition samples, oxygen sparging tests were performed on the T128829 106 micron sample. Aeration improved overall recovery to 90% within two hours with slightly lower lime consumption.

Test work was also done by Ammtec regarding potential preg-robbing carbon thought to be present in some of the host rocks. Samples of core from hole INRD 09 were shipped to Australia for the tests. The samples were from a carbonaceous shale at 143 meters depth and andesite at 181 meters. The mineralized zone averaged 1.35 g/tAu from 151 to 164 and 6.15 g/t Au from 164 to 172. The andesite contained mainly carbonate carbon however the shale sample was found to be extremely preg-robbing removing 90% of the solution gold within one hour.

CIL tests were run on Inata North and Central deposit composites. Samples were ground to 80% passing 106 microns and again gravity concentrates (11% to 25% recovery) were removed prior to leaching. Oxide recoveries of 91 and 92 percent were achieved and transition zone recoveries were lower at 81 to 86%. Some recovery of gold was made in all cases after one day of leaching, much slower dissolution rate than previous tests and attributed to the grind size.

Samples of oxide and transition material were used to calculate the bond work index of the material. The results by Ammtec indicated work indices of 16 for oxide material and 11 to 13 for transition material. The index of 16 reported by Ammtec is quite high and further work is warranted to verify this number and determine the reason for it. In their various reports Ammtec recommend that further studies are warranted to determine minor element (such as copper) effects on leaching which could be done by some ICP analysis of assay samples. This would also assist in the environmental assessment of the project.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION

In 2000, Resolute (West Africa) Ltd., on behalf of the joint venture, estimated the resources for the Inata, Minfo and BSF1 and BSF16 deposits as shown on Table XIV (Resolute 2000). A resource estimate for Fete Kole was carried out by BHP and is not considered reliable based on subsequent work completed by Resolute so has been removed from this discussion. The remaining deposits such as Pali, Souma Village and Filio have yet to be explored in sufficient detail to estimate resources.

TABLE XIV -

RESOLUTE HISTORIC RESOURCE ESTIMATIONS - BELAHOURO PROJECT

Prospect	Tonnes	Grade Au g/t (+1.0g/t)	Resource Category	Approximate Drill Pattern	Vertical Depth Drilled
Inata	7,682,000	2.8	See Note 5	50 by 20m	80 to 150m
Minfo	604,000	2.1	See Table XV	50 by 20m	60 to 80m
BSF1	463,000	3.0	inferred	100 by 20m	80m
BSF16	170,000	2.0	inferred	100 by 20m	80m
TOTAL	**8,919,000**	**2.7**			

Note:
1) *IDW block modeling using bench plans and top cut of 20 g/t for Inata and Minfo deposits.*
2) *IDW block modeling using section plans and top cuts between 10 and 15 g/t for the BSF deposits.*
3) *Fete Kole estimated by BHP, probably a polygonal section interpretation.*
4) *No sections or estimation data were reviewed for either the BSF zones or the Fete Kole zone and therefore these zones must be considered historic in nature.*
5) *See the following discussion for the breakdown of the resource by category.*

These resources were estimated by Resolute (West Africa) according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code). These resource estimates do not follow the required disclosure for reserves and resources as outlined in National Instrument 43-101. The historic resource figures generated by Resolute have been redefined to conform to the CIM approved standards as required in NI 43-101 later in this section of this report. The resource estimates have been obtained by sources believed reliable and are relevant but cannot be verified.

Resolute reports that "*the block modelling was performed using MineMap Mining Software. Geological interpretations were carried out on each of the ore zones in the form of defining out lines on section and then onto flitch plan. These flitch outlines represent the geometric shapes of the ore zones. These shapes are transposed using standard block modelling methods into 3 dimensional block models representing the ore bodies as matrices of SMUs (Selective Mining Units). The dimensions of the blocks were the same for all model areas, 5mx10mx5m.*"

The effect of top cutting was only significant in the Inata South deposit where the average cut grade was 2.2 g/tonne as opposed to the average uncut grade of 2.8 g/tonne. The cutting procedure used for Inata north and central deposits as well as the Minfo deposit resulted in less than a 5% reduction in the average grade from the un-cut estimate. Resolute used the following parameters to categorize the resources by degree of confidence based on the proximity to drill hole information. For both the Minfo and Inata deposits the parameters specified by Resolute and used in the block model estimate resulted in roughly 44% measured (3.56 mt @ 2.9 g/t), 44% indicated (3.67 mt @ 2.8 g/t) and 12% inferred (1.70 mt @ 2.7 g/t). This is due to the block size and section orientation in relation to the category parameters which basically form a strip of measured resources along each section with bands of indicated and inferred resources between sections along strike.

- *A model block was defined as Measured if the block centroid (x, y, z coordinate) was 0.0 m – 13.0 m away from the nearest sample used to estimate its grade.*
- *A model block was defined as Indicated if the block centroid was between 13.0 m – 25 m away from the nearest sample used to estimate its grade.*
- *A model block was defined as Inferred if the block centroid was between 25.0 m – 100 m away from the nearest sample used to estimate its grade.*

Resolute reports further that in the interpretation of the ore zones a minimum width of 2m was used in both section and flitch. A mining dilution skin of 0.5m was applied to all the strings representing the ore zone interpretations. In the interpretations a minimum internal dilution of 2m was also applied. After reviewing the material presented, OreQuest feels that the resource is better categorized in whole (after removing those resources previously inferred) as Indicated. The addition of 2 to 3 holes between sections would be required to provide the additional data required to bring the resource into the measured category (i.e. a 25 by 20 meter spacing).

After reviewing available sections, drill hole assay data and block model summaries and applying the confidence requirements set out in the resource estimation guidelines of CIM, the author feels that the resource at Belahouro is best described by the table below.

TABLE XV – OREQUEST RECLASSIFICATION OF BELAHOURO RESOURCES

Zone	Resolute (2000) Category	Lowest elev.	OreQuest Reclassified Resource				Historic	
			Indicated		Inferred		Resource	
			tonnes	Grade Au g/t	tonnes	Grade Au g/t	tonnes	Grade Au g/t
Inata North	meas. + indicated	160	**3,709,374**	**3.0**				
	inferred	160			**612,200**	**3.0**		
Inata Central	meas. + indicated	150	**2,042,850**	**2.9**				
	inferred	180			**144,500**	**2.3**		
Inata South	meas. + indicated	200	**956,650**	**2.3**				
	inferred	205			**216,300**	**2.3**		
Minfo	meas. + indicated	225			**525,000**[4]	**2.1**		
	inferred	235			**79,000**	**1.8**		
BSF1	inferred	240					**463,000**[5]	*3*
BSF16	inferred	240					**170,000**[5]	*2*
Belahouro Resources			**6,708,874**	**2.9**[1]	**1,577,000**	**2.5**[2]	**633,000**[3]	**2.7**[2]

Notes:

1 –Average grade for Belahouro Indicated Resource is based on the grade of the Indicated Resources only, does not include either Inferred Resources or Historic Resources

2 –Average grade for Belahouro Inferred Resource is based on the grade of the Inferred Resources only, does not include either Indicated Resources or Historic Resources

3 –Average grade for Belahouro Historic Resource is based on the grade of the Historic Resources only, does not include either Inferred Resources or Indicated Resources

4 – The Minfo resource was estimated with similar parameters and methods as those from Inata but the authors did not review the sections to verify the data and hence has classed it as inferred.

5 –The BSF 1 and 16 deposits have not been scrutinized in sufficient detail by the authors due to the inability to find data, and are therefore also considered historic. The resource estimates have been obtained from sources, believed reliable (BHP) and are relevant but have not yet been categorized into current CIM terminology.

A preliminary pit optimization was performed by Resolute on the Inata area applying operating costs from Resolute Ltd.'s Golden Pride gold project in Tanzania and a gold price of US$300/oz. The results showed a potential for mining and processing of 3.62Mt grading 3.4 g/t gold at a strip ratio of 8.9 to 1. Pit depths ranged form 60 to 110 meters depending on the size and grade of the particular zone with the deepest extending to the 210 meter elevation. This volume represents about one half of the resource indicated in the previous table.

In order to verify the accuracy of the resource estimation the author located all but one of the sections for the Inata North deposits. Drill hole intercepts were connected to form outlines of the mineralized zones. The cross-sectional area was then measured to the depth indicated on the sections or at most to the 200 meter elevation. The grade for each cross-sectional area was then estimated based on the length of the various drill hole intercepts of the mineralized areas. The various pierce points were not weighted by location in section and in most cases the pierce points were evenly spaced. The grade assigned to the entire area was the average grade of all of the samples within the drawn mineralized area (not always exactly evenly spaced).

TABLE XVI - OREQUEST- RESOLUTE COMPARISON FOR INATA NORTH

Inata zone	Resolute (West Africa)			OreQuest		
	tonnes	Grade Au g/t	min. elev. masl.	tonnes	Grade Au g/t	min. elev. masl.
North 1	379,235	2.5	270	989,000	2.8	200
North 2	2,046,487	3.7	210	1,900,000	4.0	200
Subtotal North	**2,425,722**	**3.5**		**2,889,000**	**3.6**	

TABLE XVII - RESOLUTE (WEST AFRICA) RESOURCE ESTIMATES FOR INATA CENTRAL AND SOUTH

Inata zone	tonnes	Grade Au g/t	min. elev. masl.
Central	1,023,854	3.5	225
South 1	92,710	3.5	270
South 2	153,053	4.0	235

No top-cutting was used nor was any dilution or ore loss factor applied, an average specific gravity of 2.3 was used. The cross section spacing was generally 50 meters and the mineralized zones project reasonably well between sections. There does appear to be some faulting of the zone between drill holes and there are definitely some higher grade sections within the shear zone which are likely shallow dipping quartz veins as seen near surface.

The preliminary sectional estimate on the Inata North zones was not intended to re-estimate the resources but as a means of verifying the accuracy of Resolute estimates. The OreQuest results are slightly higher in grade and different in tonnage. Either dilution or depth of analysis can explain the tonnage variation, while cutting and dilution can explain the grade difference. The result is that the Resolute estimates seem to fairly represent the drill hole data on the Inata North zones and it seems reasonable to assume that similar procedures would reasonably estimate the other zones. For this reason OreQuest has reclassified the resource to the CIM guidelines required by NI 43-101 as shown in Table XV.

The 50-meter section spacing is not quite sufficient for this deposit and additional drilling of perhaps two additional holes between section lines within the zones is warranted in order to bring the resources into a higher confidence category.

OTHER RELEVANT DATA

In 1999 Resolute commissioned a geotechnical study of the rocks expected to form ultimate pit walls in the Inata area. George Orr and Assoc., independent geotechnical consultants based in Perth Australia, conducted the investigation that utilized drill hole logs and photographs as well as performing a limited number of unconfined compressive strength tests in the laboratory.

The study recommended further study concluding that:

- the rock was highly weathered to depths of between 55 and 97 meters, with ultimate compressive strengths (UCS) estimated to be about 1 Mpa.
- Joint shear and bedding orientation and frequency were present such that Toppling, Block and Wedge, Ravelling, and Rotational failures could occur if pit wall slope angles were excessively steep
- no groundwater was encountered during drilling and hence the pit should remain dry during mining.
- ultimate slopes of 38 to 40 degrees would be required to permit safe excavation of bottom benches.

INTERPRETATION AND CONCLUSIONS

The Belahouro and Kari-Karba projects lie in the Proterozoic Birimian Formation. More than 90% of the historical gold production in Ghana and 100% of the gold found to date in Mali and Niger comes from the Birimian series of rocks. The Ashanti mine in Ghana, is the principal example of the Birimian type of vein gold deposit and the Syama deposit in Mali as well as the Sadiola Hill deposit in Niger are prime examples of shear hosted gold deposits in the Birimian.

The Belahouro permit is located along the western part of the Djibo Birimian greenstone belt that on the property has been subdivided into three principal domains: Damba-Inata volcano-sedimentary belt, Belahouro-Sona basin and the Fete Kole volcanic domain. The mineralization identified to date on the Belahouro permit generally is related to north and northwest trending structures, and tends to roughly be located along the margins of the Belahouro-Sona basin. Orpailleur have been actively mining in numerous areas within the Belahouro permit.

The Inata trend consists of three separate, en-echelon deposits of gold mineralization which have been drilled in sufficient detail to provide an estimate of gold resources in each deposit. The three deposits; Inata North, Inata Central and Inata South, are aligned in a north south orientation over a distance of approximately four kilometers. The deposits all appear to be related to the same structural event and are all associated with shearing. The Inata North deposit is open to depth and along strike to the north. The down dip and plunge extensions on the Inata Central zone have not been fully tested and the deposit may represent the northern offset extension of the Inata South deposit. The Inata South zone is open to the south and the down dip and plunge extensions have not been fully tested.

Mineralogical and metallurgical studies have been conducted on several of the deposits on the property from 1999-2001. Since 1998, numerous tests have been preformed on the various deposits both by local and foreign test facilities. Results of the various tests indicate that between 10%-20% of contained gold may be recoverable in a gravity concentrate, overall recovery of 94% with cyanidation of oxide material is achievable and 85% recovery of sulphide material is achievable. The material is not grind sensitive below 100 microns and a carbonaceous host rock appears to be preg-robbing. Further metallurgical testing is required.

Resolute Ltd. has estimated the resources for the Inata, Minfo and BSF1 and BSF16 deposits (Resolute 2000). The remaining deposits such as Pali, Souma Village and Filio have yet to be explored in sufficient detail to estimate resources.

After reviewing available sections, drill hole assay data and block model summaries and applying the confidence requirements set out in the resource estimation guidelines of CIM, the authors feels that the resources at Belahouro are best described by the table below.

Zone	OreQuest Reclassified Resource (to NI43-101 standards)			
	Indicated Resources		Inferred Resources	
	tonnes	Au Grade (g/t)	tonnes	Au Grade (g/t)
Inata North	3,709,374	3.0	612,200	3.0
Inata Central	2,042,850	2.9	144,500	2.3
Inata South	956,650	2.3	216,300	2.3
Minfo			604,000	2.1
Totals	**6,708,874**	**2.9**	**1,577,000**	**2.5**

Zone	Historic Resources	
	tonnes	Au Grade (g/t)
BSF1	463,000	3
BSF16	170,000	2
Totals	**633,000**	**2.7**

The BSF1 and BSF16 resources are considered historic, the resource estimates have been obtained from sources, believed reliable (BHP) and are relevant but have not yet been categorized into current CIM terminology.

There are additional resources reported for the Fete Kole area, although completed by a reliable source, cannot be verified. In addition, these resources are not considered relevant based on subsequent work programs completed by Resolute.

In addition to the three deposits, numerous other auriferous occurrences have been identified in both the Inata area and elsewhere on the large Belahouro permit. Other areas of interest in the area on the Belahouro permit have been identified by previous exploration including; Filio, Pali South, Souma Village, Darga, and Gassel Garafo. All will require additional exploration work in addition to numerous auriferous occurrences in the area of the Inata deposits. Resolute and their JV partner BHP

Minerals have spent approximately $10,000,000 AUS (approximately $10 million CDN) on exploration to date on the Belahouro project.

Laterite or similar type material covers much of the Kari-Karba permit area making geological mapping difficult. Previous exploration has included some preliminary geological reconnaissance mapping which concluded that there are four main rock types observed to date on the permits. All units are part of the Proterozoic aged Birimian Formation. Gold mineralization on the permits is directly associated with quartz veins, veinlets and stockwork zones contained with the Birimian Formation. Based on the surface observation in the vicinity of the extensive orpailleur workings, the higher-grade gold mineralization, commonly observed as visible gold, is associated with quartz veins and vein stockworks hosted in silicified sericite schists. No recent work has been completed on the Kari-Karba permits and the work to date plus the existence of extensive orpailleur workings on the permits indicates that further work is highly recommended.

Goldbelt/Resolute have completed a 27,000m drill program in the Inata area that began late April 2004, that meets the objectives set out a part due diligence purposes of the company's. The focus of the Resolute/Goldbelt drilling was to locate additional areas of mineralization. Drilling initially targeted on extensions to the north, and south but also included some new targets to the east and west. The three holes were completed in Inata North, Central and South initially to confirm previous analytical results but also to acquire samples for metallurgical testing. While it is premature to derive full conclusions from the due diligence program until all the results have been reviewed and reviewed in detail, preliminary results have been encouraging. A number of conclusions can be drawn from the work done and results received to date. Final summaries and conclusions will not be completed until all the results have been received and studied.

The 2004 drilling program has indicated that the use of TEM as a targeting tool in conjunction with geochemistry and mapping is a valid exercise. Drill testing of the western margin of the main Inata TEM anomaly has discovered additional areas of gold mineralization. RC drilling between the Inata North and Inata Central deposits has outlined additional gold mineralization along the TEM gradient. This may result in extending the Inata Central deposit by 200 metres but also it could indicate that an additional target up to 950 metres in length may link the North and Central Inata zones into one continuous structure. Drill testing of the TEM anomalies and weak co-incident geochemistry to the north of Inata North has outlined an additional target area of up to 1,500 metres in strike length. RAB drilling on a TEM anomaly in the area southwest of Inata South has resulted in possible extending the known mineralization by approximately 1,300 metres. Additional TEM and geochemical targets exist to the west of Inata with similar intensity and should be followed up further RAB drilling.

In addition to testing TEM anomalies, drilling outlined additional gold mineralization extending south of the known Souma Village mineralization. RC drilling to the south east of Inata Central has extended a known zone, and indicated a possible strike extent of 470 metres. The twining exercise demonstrated that the widths of the previously defined mineral structures can be reproduced, grades were not as similar likely due to poor recoveries.

The Goldbelt 2004 drilling program has been successful, final conclusions will require full results from the 2004 program but work done to date has indicated that additional RC drilling will be necessary to fully understand the controls and ultimate size of the mineralized bodies. In addition, the possibilities of adding tonnage to the existing resource are still very good.

RECOMMENDATIONS

The following recommendations are justified based on the merits of the properties discussed in this report therefore further exploration is recommended on the Belahouro and Kari-Karba permits. A recommended Phase IA program, to begin upon completion of due diligence program, is recommended to consist of ore definition drilling to further define the resources at the Inata Prospect on the Belahouro permit. This work will be followed by detailed infill drilling in the Inata deposits in order to increase the confidence in the resource base currently defined. This 20,000m of drilling, will allow the company to re-estimate the resources in an attempt to move a large portion of the indicated and inferred resources into a measured resource category. It is recommended that the company proceed to a preliminary feasibility study. A preliminary feasibility study will be completed to determine appropriate scale of mining operation, conceptual flow sheet, equipment lists, manning levels, preliminary environmental considerations, conceptual capital and operating cost estimates and development timetables and budget. A component of the preliminary feasibility study will include further metallurgical testwork of the 2004 drill material in order to fully understand the metallurgy of the various deposits and to develop preliminary flow charts. Other portions of the preliminary feasibility study will include an initial study of the water resources in the permit to recommend the best sources of water for further mining activities. The recommended Phase IA program is estimated to cost US$1,300,000.

Phase I B exploration will be carried out over Kari-Karba permits and will consist of detailed geological mapping including consultation with the orpailleur who are actively mining the veins via hand dug shafts and likely contain some horizontal crosscuts at the bottom of the shafts. These shafts are reported to be as deep as 50-80m. The orpailleur can only mine to the depth of the water table or to the lowest level of the oxidized material so depths of the shafts vary considerably throughout the permits. The old historic work by Oxford needs to be complied so that the new data can be incorporated with the old data. Geophysics has been an effective tool elsewhere in Burkina Faso and will likely be effective here as well. Transient electromagnetic (TEM) surveys should be completed over the areas of the extensive orpailleur workings as an additional exploration tool. Baseline environmental testing by collecting water and soil sampling is recommended to determine how extensive the mercury contamination is in the area of the orpailleur workings. A provisional budget of 4000m of RC drilling is recommended to test targets outlined with the other exploration techniques recommended in this report.

Contingent on favorable results from Phase IA a full feasibility study is recommended in order to finalize the mining and milling operations, detailed flow sheet, equipment lists, manning levels, capital and operating cost estimates and development timetables and budget. This Phase IIA program will include a full environmental assessment required to move the permit to a production decision but also to move the permit from its current "Exploration" status to an "Exploitation" permit.. The mineral resources will need to be upgraded to the reserve category, an estimated 30,000m of further in-fill drilling with be needed to provide the detailed information to bring the resources into a reserve category. Other portions of the full feasibility study will include a final, complete study of the water resources in the permit to recommend the best sources of water for the planned mining activities. The estimate cost for the Phase IIA feasibility is US$2,560,000

The recommended Phase IB program is estimated to cost $250,000US and is not contingent upon the success of Phase IA. A recommended Phase IIB program, contingent upon the success of Phase IB is recommended to consist of a further 12,0000m of drilling on targets developed in Phase IB. In addition, the company is recommended to complete a preliminary baseline environmental sampling program over the areas of interest developed in Phase I B as a first step in determining the extent of any mercury contamination in the areas of the orpailleur workings. The recommended Phase II B program is estimated to cost $750,000US.

Dated at Vancouver, British Columbia, this 13th day of December, 2004.

"/s/George Cavey"
George Cavey, P.Geo.

"/s/David Gunning"
David Gunning, P.Eng.

COST ESTIMATES
PHASE IA BELAHOURO AND PHASE IB KARI-KARBA

PHASE IA - BELAHOURO – INATA DRILLING	**COST $ US**
RC and RAB Drilling: 20,000m @ $30/m (incl. fuel and trucks and field support)	$600,000
Assays and Analyses: 10,000 samples @ $15	$150,000
Resource Estimation	$125,000
Metallurgical Testing	$80,000
Environmental and Water testing	$150,000
Geological Consulting Fees and Salaries(including revised resource estimation)	75,000
SUBTOTAL	$1,180,000
CONTINGENCY @ 10%	$118,000
TOTAL PHASE IA	$1,298,000
TOTAL PHASE IA - SAY	**$ 1,300,000**

PHASE IB – KARI-KARBA EXPLORATION	**COST $ US**
Geological Consulting Fees and Salaries	$50,000
Drilling: 4,000m @ $30/m (incl. fuel and trucks)	120,000
Assays and Analyses: 2,000 samples @ $15	30,000
TEM Surveys	5,000
Accommodation and food	8,000
Field Supplies, Equipment Rentals, Communications	5,000
Report Costs	10,000
SUBTOTAL	$ 228,000
CONTINGENCY @ 10%	22,800
TOTAL PHASE IB	**$250,800**
TOTAL PHASE IB- SAY	**$ 250,000**

COST ESTIMATES
PHASE IIA BELAHOURO AND PHASE IIB KARI-KARBA

PHASE IIA - BELAHOURO EXPLORATION	**COST $ US**
RC and RAB Drilling: 30,000m @ $30/m (incl. fuel and trucks and field support)	$600,000
Assays and Analyses: 15,000 samples @ $15	$225,000
Metallurgical Testwork	120,000
Geological Consulting Fees and Salaries(including revised resource estimation)	180,000
Water Supply Study (including sample collection and field support)	300,000
Environmental Assessment (including field support)	250,000
Feasibility Study (including sample collection and field support)	650,000
SUBTOTAL	$2,325,000
CONTINGENCY @ 10%	232,500
TOTAL PHASE IIA	$2,557,500
TOTAL PHASE IIA - SAY	**$ 2,560,000**

PHASE IIB – KARI-KARBA EXPLORATION	**COST $ US**
Geological Consulting Fees and Salaries	$140,000
Drilling: 12,000m @ $30/m (incl. fuel and trucks)	360,000
Assays and Analyses: 6,000 samples @ $15	90,000
Local equipment and materials	15,000
Accommodation and food	24,000
Field Supplies, Equipment Rentals, Communications	13,000
Baseline Environmental Studies	10,000
Report Costs	30,000
SUBTOTAL	$ 682,000
CONTINGENCY @ 10%	68,200
TOTAL PHASE II B	**$ 750,200**
TOTAL PHASE II B- SAY	**$ 750,000**

REFERENCES

ANNUAL REPORTS
2002: Iamgold
BARNING, K. (Editor)
1990: Symposium on Gold Exploration in Tropical Rain Forest Belts of Southern Ghana.
COZENS, B.
1991: Some aspects of the regional geology of Ghana and its relationship to gold mineralization: in Kesse, G.O., ed., Proceedings of the International Conference on the Geology with Special Emphasis on Gold, Geol, Soc. Ghana, p. E1-E16.
DZIGBODI-ADJIMAH, K.
1988: The Genesis of the Birimian Gold Deposits of Ghana.
FUH, C.G.
1993: The nature and geological setting of gold mineralization on the Man Shield of West Africa: in Peters, J.W., Kesse, G.O., and Acquah, P.C., eds., Regional Trends in African Geology, Proceedings of the 9th International Geological Conference, Geol. Soc. Ghana, p. 154-176.
GUEYE, D.
2001: Small-Scale Mining in Burkina Faso, a report commissioned by the Mining, Mineral and Sustainable Development of the International Institute for Environment and Development, Oct, 2001.
HIRDES, W., LEUBE, A., KESSE, G. O., and MAUER, R.
1988: The Geology and Gold Mineralization of the Birimian Supergroup of Ghana, West Africa.
B KEILLOR, B., and TOGUYENI, R.
1999: Belahouro Project, Summary, Inata and Belahouro Regional, Period: September 1998 to September 1999, Resolute (West Africa), dated fall1999.
LEUBE, A., HIRDE
1988: On disseminated and vein type gold mineralization in Ghana, West Africa: in Abstr. Int. Geol. Conf. On the Geology of Ghana with Special Emphasis on Gold. Ghana Geol. Surv., p. 28-30.
LEUBE, A., HIRDES, W., MAUER, R., and KESSE, G. 0.
1990: The Early Proterozoic Birimian Supergroup of Ghana and Some Aspects of its Associated Gold Mineralization.
MCINNES, D.
2004: Preliminary Interpretation of the Inata Project Ground Transient Electromagnetic Data, Memo to Resolute by Search Exploration Services Pty. Ltd., Jan 23, 2004.
NEWS RELEASES
2004: Goldbelt Resources-Jan 28, Resolute Mining-April 5
RESOLUTE (WEST AFRICA) LIMITED
2000: Belahouro Project Resource Estimations, Sept 2000 by Resolute (West Africa) for the Resolute West Africa and BHP Minerals Joint Venture.
SRK CONSULTING
2002: Review of Structural Controls on Mineralization and Regional Prospectivity of the Belahouro Project, Burkina Faso, by SRK Consulting for Resolute West Africa Limited, August 2002

SYMONS, P.M., ANDERSON, G., BEARD, T.J., HAMILTON, L.M., REYNOLDS, G.D., ROBINSON, J.M., STALEY, R.W. and THOMPSON, C.M.

1990: Boddington Gold Deposit, in Geology of the Mineral Deposits of Australia and Papua New Guinea (Ed. F.E. Hughes), pp. 165-169 (The Australasian Institute of Mining and Metallurgy: Melbourne).

VANIN, D., MICHAUD M., and THALENHORST, H.

2003: Taparko-Bouroum Project, Burkina Faso, High River Gold Mines Ltd., Nov 2003

VENN, P

2000: Information Memorandum, Belahouro Gold Project, Burkina Faso, for Resolute Limited, July 2000.

WEBSITES

2004: Ashanti Goldfields Company Limited, Axmin Inc., Cluff Mining Plc., Etruscan Resources Inc., Goldcrest Resources, High River Gold Mines Inc., Jilbey Gold Exploration Inc., Orezone Resources Inc, Resolute Mining Group Limited, Semafo Inc., and St. Jude Resources Ltd. websites visited March-April 2004.

WILLIAMS, P., OUEDRAOGO, M.F., AWADOGO, J., COULIBALY, L. and OUEDRAOGO, A.

2003: Annual Technical Report, Belahouro Exploration Permit, Period: July 2002 to June 2003, Resolute (West Africa), Oct 2003.

CERTIFICATE OF AUTHOR

I, George Cavey, of 306-595 Howe Street, Vancouver British Columbia, hereby certify:

1. I am a graduate of the University of British Columbia (1976) and hold a B.Sc. degree in geology.
2. I am presently employed as a consulting geologist with OreQuest Consultants Ltd. of #306-595 Howe Street, Vancouver, British Columbia.
3. I have been employed in my profession by various mining companies since graduation, with OreQuest Consultants Ltd. since 1982.
4. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been a member since 1992. I am also a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Association of Professional Engineers and Geoscientists of Manitoba and the Association of Professional Engineers and Geoscientists of Ontario.
5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for the review of certain sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix XII.
7. I have visited the Belahouro permit on Feb 24-25, 2004 and the Kari-Karba permits on Feb 26-27, 2004. I have had no direct involvement with Goldbelt Resources Limited.
8. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.
9. I am independent of Goldbelt Resources Limited applying all the tests in Section 1.5 of NI 43-101.
10. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
11. I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 to support the Goldbelt Resources Limited acquisition of the Belahouro permit, the Kari-Karba permits and the other Resolute (West Africa) Mining Company S.A. assets and to be submitted to SEDAR for electronic filing.

"/s/George Cavey"
George Cavey, P.Geo.

DATED at Vancouver, British Columbia, this 13th day of December, 2004.

CERTIFICATE OF AUTHOR

I, David R. Gunning, of 20356 42A Avenue, Langley British Columbia, hereby certify:

1. I am a graduate of the University of British Columbia (1983) and hold a B.A.Sc. degree in Mining and Mineral Process Engineering (mining option).
2. I am presently self-employed as a consulting mining engineer.
3. I have been employed in my profession by various mining companies since graduation, and self employed as a consultant since 1996.
4. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been registered since 1989.
5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for preparation of all sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix XII.
7. I have not visited the Belahouro permit or the Kari-Karba permits. I have had no direct involvement with Goldbelt Resources Limited.
8. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.
9. I am independent of Goldbelt Resources Limited applying all the tests in Section 1.5 of NI 43-101.
10. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
11. I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 to support the Goldbelt Resources Limited acquisition of the Belahouro permit, the Kari-Karba permits and the other Resolute (West Africa) Mining Company S.A. assets and to be submitted to SEDAR for electronic filing.

"/s/David Gunning"

David R. Gunning P.Eng.

DATED at Vancouver, British Columbia, this 13th day of December, 2004.

APPENDIX I

TITLE OPINION

DuMOULIN BLACK

BARRISTERS & SOLICITORS

GEORGE R. BRAZIER
BRIAN C. IRWIN
COREY M. DEAN
C. BRUCE SCOTT
PATRICIA D. SANDBERG*
CHRISTINE E. COLEMAN
DIRK K. MATTHEUS
LUCY H. ON
SARGENT H. BERNER
CHERI L. PEDERSEN
KENNETH L.H. EMBREE
MARY P. COLLYER
PAUL A. VISOSKY*
DARREN P. DEVINE
GORDON R. SMITH

W. DAVID BLACK
associate counsel

(*denotes law corporation)

10TH FLOOR, 595 HOWE STREET
VANCOUVER, CANADA
V6C 2T5

TELEPHONE No. (604) 687-1224

TELECOPIER No. (604) 687-3635

FILE NO. 0290-01
DIRECT LINE (604) 602-6805
EMAIL birwin@dumoulinblack.com

July 21, 2004

DELIVERED BY HAND

Orequest Consultants
595 Howe Street Suite 306
Vancouver BC V6C 2T5

Attention: Mr. George Cavey

Dear Sirs:

Re: Goldbelt Resources Ltd.

We are counsel for Goldbelt Resources Ltd ("Goldbelt") which has entered into an agreement with Resolute Mining Ltd. and its subsidiary, Associated Goldfields N.L.(collectively "Resolute") to acquire all the shares of Resolute West Africa Ltd. ("RWA") and its wholly owned subsidiary, Resolute (West Africa) Mining Company S.A. ("RWSA").

RWA and RWSA hold or are entitled to a number of mineral concessions in Burkina Faso including two principal exploration projects known as the "Belahouro" and Kari-Karba" concessions. The Kari-Karba project consists of two concessions, one of which, Karba, is held by RWA and the other, Kari, is being purchased by RWSA from a third party.

On behalf of Goldbelt we have retained Bartelemy Kere attorney at law of Ouagadougou, Burkina Faso to advise Goldbelt as to the status of title to the Belahouro and Kari-Karba concessions Mr. Kere's title opinion dated May 24, 2004 is enclosed. In his opinion, Mr Kere confirms that RWA has been certified by The Ministry in Charge of Mining for Burkina Faso (the "Ministry") as the legal and beneficial holder of both the Belahouro and Karba concessions and that RWSA is party to an agreement to acquire the Kari concession and that in due course and without any further requirements other than the processing of the application, all requests to the Ministry for the transfer of the Kari concession will be granted as a matter of course. Mr Kere also confirms that the concessions are not subject to any lien, charge other encumbrance that could effect the exclusive rights of the holder.

The concessions have the following expiry dates:

Belahouro – October 3, 2004
Kari – December 29, 2005
Karba – November 16, 2006

We are informed by Paul Morgan, President of Goldbelt that in meetings held in Ouagadougou among representatives of Resolute, RWA, Goldbelt, the Director General in Charge of Mining and his representatives, the Director General advised the parties that upon receipt of an application in required form, the Ministry will grant to RWA five separate mineral concessions covering the present Belahouro concession, each of which will be a new exploration permit valid for a three year term renewable for two successive three year terms in accordance with and subject to the mining law of Burkina Faso. Mr. Morgan has advised the writer that the appropriate applications will be made.

Yours truly,

DuMOULIN BLACK

Per:

Brian C. Irwin

BCI/bci
Enclosure

cc: Goldbelt Resources Ltd., Attention: Messrs. Paul J. Morgan and Paul G. Naughton, Via E-Mail

MINISTERE DES MINES,
DES CARRIERES ET DE L'ENERGIE

SECRETARIAT GENERAL

DIRECTION GENERALE DES MINES,
DE LA GEOLOGIE ET DES CARRIERES

BURKINA FASO

Unité - Progrès - Justice

Arrêté N°2004 04-157 /MCE/SG/DGMGC/SCGTMC
portant prorogation de la validité du permis de recherche «BELAHOURO» de la société RESOLUTE (West Africa) Ltd.

LE MINISTRE DES MINES, DES CARRIERES ET DE L'ENERGIE

VU la constitution ;

VU la loi n° 031-2003/AN du 08 mai 2003 portant code minier au Burkina Faso;

VU le décret n° 2002-204/PRES du 06 juin 2002 portant nomination du Premier Ministre ;

VU le décret n° 2004-003/PRES/PM du 17 janvier 2004 portant remaniement du Gouvernement du Burkina Faso ;

VU le décret n° 2002/254/PRES/PM SGG-CM du 17 juillet 2002 portant organisation type des départements ministériels ;

VU le décret n° 2002-255/PRES/PM du 18 juillet 2002 portant attributions des membres du Gouvernement ;

VU le décret n° 2002-364 / PRES/ PM/MCE du 20 septembre 2002 portant organisation du Ministère des Mines, des Carrières et de l'Energie;

VU le décret n° 96-419/PRES/PM/MEM du 13 Décembre 1996, portant fixation des droits sur les titres miniers au Burkina Faso;

VU le décret n° 98 464/PRES/PM/MEM/MEF du 26 Novembre 1998 portant modification de l'article 9 du décret n°96-419/PRES/PM/MEM du 13 décembre 1996 portant fixation des droits sur les titres miniers au Burkina Faso ;

VU le décret n° 2000-629/PRES/PM/MCE du 30 décembre 2000 portant dispositions applicables à la gestion des titres miniers ;

VU l'arrêté n° 02-003/MCE/SG/DGMGC du 11 Janvier 2002 portant attributions, organisation et fonctionnement de la DGMGC;

VU les arrêtés d'application n°02/031/MCE/SG/DGMGC du 06/06/2002, n°02/056/MCE/SG/DGMGC du 23/07/2002, n°02/057/MCE/SG/DGMGC du 23/07/2002, n°02/058/MCE/SG/DGMGC du 23/07/2002 du code minier ;

VU l'arrêté n° 2003 091/MCE/SG/DGMGC du 09 décembre 2003 portant modification de l'arrêté n° 2003-081/MCE/SG/DGMGC du 10 novembre 2003 portant transfert du permis de recherche «BELAHOURO» à la société RESOLUTE (West Africa) Ltd;

VU la demande de la société RESOLUTE (West Africa) Ltd en date du 27 septembre 2004.

ARRETE

ARTICLE 1 : Il est accordé à titre exceptionnelle à la société RESOLUTE (West Africa) Ltd dans les conditions du présent arrêté une prorogation de validité de son permis de recherche «BELAHOURO» dans la province du SOUM pour la recherche de l'or, du zinc, du cuivre, du plomb, du diamant et de toutes substances connexes.

ARTICLE 2 : La durée de validité du permis va jusqu'au 03/04/2006. Il ne peut plus être renouvelé ni prorogé conformément à la législation en vigueur.

ARTICLE 3 : La société RESOLUTE (West Africa) Ltd s'engage à mener avec diligence le programme d'activités décrit dans sa demande de prorogation de validité et à déposer au terme de la période de prorogation une demande de permis d'exploitation sur le permis de recherche «BELAHOURO» conformément aux dispositions législatives et réglementaires en vigueur.

ARTICLE 4: Le présent arrêté prend effet pour compter de sa date de signature et sera publié au journal Officiel du Faso

Ouagadougou, le 11 NOV. 2004

Abdoulaye Abdoulkader CISSE
Commandeur de l'Ordre National

Ampliations

1- SP/ CABINET
2- IGAME
4- DGMGC
2- BUMIGEB
1- DGD/MFB
1- DGI/MFB
3- RESOLUTE (West Africa) Ltd
1- HC/SOUM
1- J O.
1 - Classement.

APPENDIX II

SELECTED DRILL INTERCEPTS
(FIGURES 12-15, 17-22)

APPENDIX II - SELECTED DRILL INTERCEPTS (FIGURES 12-15)

Figure 12		Inata South	
Hole_id	Depth_from	Depth_to	Au g/t
INRC232	66.00	67.00	1.22
INRC232	67.00	68.00	2.31
INRC232	68.00	69.00	0.96
INRC232	69.00	70.00	0.36
INRC232	70.00	71.00	0.20
INRC232	71.00	72.00	2.89
INRC232	72.00	73.00	3.43
INRC232	73.00	74.00	2.70
INRC232	74.00	75.00	3.58
INRC232	75.00	76.00	3.74
INRC232	76.00	77.00	2.52
INRC232	77.00	78.00	3.26
INRC232	78.00	79.00	0.65
Average		**13m**	**2.14**
Hole_id	Depth_from	Depth_to	Au g/t
INRC474	77.00	78.00	29.26
INRC474	78.00	79.00	17.99
INRC474	79.00	80.00	5.09
INRC474	80.00	81.00	1.60
INRC474	81.00	82.00	1.31
INRC474	82.00	83.00	1.05
INRC474	83.00	84.00	1.62
INRC474	84.00	85.00	1.36
INRC474	85.00	86.00	0.63
INRC474	86.00	87.00	3.22
INRC474	87.00	88.00	1.69
INRC474	88.00	89.00	1.07
INRC474	89.00	90.00	3.45
Average		**13m**	**5.33**

Figure 13		Inata Central	
Hole_id	Depth_from	Depth_to	Au g/t
INRC373	90.00	91.00	1.65
INRC373	91.00	92.00	0.63
INRC373	92.00	93.00	2.62
INRC373	93.00	94.00	12.28
INRC373	94.00	95.00	5.41
INRC373	95.00	96.00	9.80
INRC373	96.00	97.00	5.42
INRC373	97.00	98.00	5.10
INRC373	98.00	99.00	3.94
Average		**9m**	**5.21**
Hole_id	Depth_from	Depth_to	Au g/t
INRC378	94.00	95.00	1.50
INRC378	95.00	96.00	4.90
INRC378	96.00	97.00	4.31
INRC378	97.00	98.00	23.19
INRC378	98.00	99.00	21.58
INRC378	99.00	100.00	11.29
INRC378	100.00	101.00	2.27
INRC378	101.00	102.00	1.31
INRC378	102.00	103.00	4.12
Average		**9m**	**8.27**
Hole_id	Depth_from	Depth_to	Au g/t
INRC152	18.00	19.00	6.30
INRC152	19.00	20.00	23.27
INRC152	20.00	21.00	8.24
INRC152	21.00	22.00	7.58
INRC152	22.00	23.00	22.52
INRC152	23.00	24.00	23.31
INRC152	24.00	25.00	14.35
INRC152	25.00	26.00	11.70
INRC152	26.00	27.00	9.65
Average		**9m**	**14.10**

Figure 14		Inata North	
Hole_id	Depth_from	Depth_to	Au g/t
INRC399	1.00	2.00	15.10
INRC399	2.00	3.00	5.75
INRC399	3.00	4.00	5.80
INRC399	4.00	5.00	1.01
Average		**4m**	**6.92**
Hole_id	Depth_from	Depth_to	Au g/t
INRC419	61.00	62.00	17.84
INRC419	62.00	63.00	7.97
INRC419	63.00	64.00	9.54
INRC419	64.00	65.00	4.23
INRC419	65.00	66.00	0.34
INRC419	66.00	67.00	0.17
INRC419	67.00	68.00	3.06
INRC419	68.00	69.00	13.78
INRC419	69.00	70.00	3.66
INRC419	70.00	71.00	6.25
INRC419	71.00	72.00	10.95
INRC419	72.00	73.00	11.99
INRC419	73.00	74.00	9.40
INRC419	74.00	75.00	2.68
INRC419	75.00	76.00	1.96
Average		**15m**	**6.92**

Figure 14		Inata North	
Hole_id	Depth_from	Depth_to	Au g/t
INRC244	59.00	60.00	2.77
INRC244	60.00	61.00	1.20
INRC244	61.00	62.00	7.16
INRC244	62.00	63.00	8.46
INRC244	63.00	64.00	0.26
INRC244	64.00	65.00	2.70
INRC244	65.00	66.00	13.45
INRC244	66.00	67.00	5.73
INRC244	67.00	68.00	3.86
INRC244	68.00	69.00	11.46
INRC244	69.00	70.00	1.19
INRC244	70.00	71.00	4.41
INRC244	71.00	72.00	8.21
INRC244	72.00	73.00	8.04
INRC244	73.00	74.00	9.08
INRC244	74.00	75.00	2.48
INRC244	75.00	76.00	1.17
INRC244	76.00	77.00	3.65
INRC244	77.00	78.00	10.95
INRC244	78.00	79.00	6.88
INRC244	79.00	80.00	34.88
INRC244	80.00	81.00	20.90
INRC244	81.00	82.00	14.06
INRC244	82.00	83.00	15.98
INRC244	83.00	84.00	2.85
INRC244	84.00	85.00	2.56
INRC244	85.00	86.00	4.35
INRC244	86.00	87.00	5.25
INRC244	87.00	88.00	8.00
INRC244	88.00	89.00	3.01
INRC244	89.00	90.00	8.44
INRC244	90.00	91.00	3.79
INRC244	91.00	92.00	2.57
INRC244	92.00	93.00	1.35
Average		**34m**	**7.09**

Figure 15	Inata North	1588400N	
Hole_id	Depth_from	Depth_to	Au g/t
INRC371	109.00	110.00	12.56
INRC371	110.00	111.00	14.10
INRC371	111.00	112.00	13.75
INRC371	112.00	113.00	20.02
INRC371	113.00	114.00	12.70
INRC371	114.00	115.00	18.81
INRC371	115.00	116.00	17.58
INRC371	116.00	117.00	15.40
INRC371	117.00	118.00	20.00
INRC371	118.00	119.00	6.66
INRC371	119.00	120.00	22.88
Average		**11m**	**15.86**
Hole_id	Depth_from	Depth_to	Au g/t
INRC244	77.00	78.00	10.95
INRC244	78.00	79.00	6.88
INRC244	79.00	80.00	34.88
INRC244	80.00	81.00	20.90
INRC244	81.00	82.00	14.06
INRC244	82.00	83.00	15.98
Average		**6m**	**17.28**

Figure 15	Inata North	1588400N	
Hole_id	Depth_from	Depth_to	Au g/t
INRC244	61.00	62.00	7.16
INRC244	62.00	63.00	8.46
INRC244	63.00	64.00	0.26
INRC244	64.00	65.00	2.70
INRC244	65.00	66.00	13.45
INRC244	66.00	67.00	5.73
INRC244	67.00	68.00	3.86
INRC244	68.00	69.00	11.46
INRC244	69.00	70.00	1.19
INRC244	70.00	71.00	4.41
INRC244	71.00	72.00	8.21
INRC244	72.00	73.00	8.04
INRC244	73.00	74.00	9.08
INRC244	74.00	75.00	2.48
INRC244	75.00	76.00	1.17
INRC244	76.00	77.00	3.65
INRC244	77.00	78.00	10.95
INRC244	78.00	79.00	6.88
INRC244	79.00	80.00	34.88
INRC244	80.00	81.00	20.90
INRC244	81.00	82.00	14.06
INRC244	82.00	83.00	15.98
Average		**22m**	**8.86**

APPENDIX II (CONTINUED) - SELECTED DRILL INTERCEPTS (FIGURES 17-22)

Figure 17	Minfo Prospect		
Hole_id	Depth_from	Depth_to	Au g/t
BRB158	16.00	17.00	0.91
BRB158	17.00	18.00	3.45
BRB158	18.00	19.00	1.62
BRB158	19.00	20.00	3.44
BRB158	20.00	21.00	2.66
BRB158	21.00	22.00	2.53
BRB158	22.00	23.00	3.82
BRB158	23.00	24.00	1.92
BRB158	24.00	25.00	0.62
Average		**9m**	**2.33**
Hole_id	Depth_from	Depth_to	Au g/t
INRC093	57.00	58.00	1.89
INRC093	58.00	59.00	2.60
INRC093	59.00	60.00	2.34
INRC093	60.00	61.00	1.80
INRC093	61.00	62.00	3.44
INRC093	62.00	63.00	1.70
INRC093	63.00	64.00	2.18
INRC093	64.00	65.00	0.87
INRC093	65.00	66.00	0.67
INRC093	66.00	67.00	0.91
Average		**10m**	**1.84**

Figure 18	Filio Prospect		
Hole_id	Depth_from	Depth_to	Au g/t
BRB134	44.00	48.00	6.91
BRB134	48.00	52.00	4.65
BRB134	52.00	56.00	2.01
BRB134	56.00	60.00	0.94
Average		**16m**	**3.63**
Hole_id	Depth_from	Depth_to	Au g/t
BRB577	9.00	10.00	0.88
BRB577	10.00	11.00	2.16
BRB577	11.00	12.00	6.91
Average		**3m**	**3.32**

Figure 19	Pali South Prospect		
Hole_id	Depth_from	Depth_to	Au g/t
BRB837	15.00	16.00	3.53
BRB837	16.00	17.00	4.35
BRB837	17.00	18.00	2.71
BRB837	18.00	19.00	0.23
BRB837	19.00	20.00	0.07
BRB837	20.00	21.00	0.06
BRB837	21.00	22.00	0.05
BRB837	22.00	23.00	0.31
BRB837	23.00	24.00	1.94
BRB837	24.00	25.00	3.80
BRB837	25.00	26.00	0.93
BRB837	26.00	27.00	0.38
Average		**12m**	**1.53**
Hole_id	Depth_from	Depth_to	Au g/t
BRB847	18.00	19.00	6.93
BRB847	19.00	20.00	5.50
BRB847	20.00	21.00	0.24
BRB847	21.00	22.00	0.68
Average		**4m**	**3.34**

Figure 20		Souma Village	
Hole_id	Depth_from	Depth_to	Au g/t
SVRC004	9.00	10.00	1.37
SVRC004	10.00	11.00	0.30
SVRC004	11.00	12.00	1.36
SVRC004	12.00	13.00	22.71
SVRC004	13.00	14.00	8.39
SVRC004	14.00	15.00	6.30
SVRC004	15.00	16.00	4.05
SVRC004	16.00	17.00	3.93
Average		**8m**	**6.05**
Hole_id	Depth_from	Depth_to	Au g/t
SVRC007	8.00	9.00	20.82
SVRC007	9.00	10.00	1.41
SVRC007	10.00	11.00	0.60
SVRC007	11.00	12.00	1.60
SVRC007	12.00	13.00	0.06
SVRC007	13.00	14.00	0.05
SVRC007	14.00	15.00	0.07
SVRC007	15.00	16.00	0.15
SVRC007	16.00	17.00	2.58
SVRC007	17.00	18.00	4.25
SVRC007	18.00	19.00	1.03
SVRC007	19.00	20.00	0.48
SVRC007	20.00	21.00	14.62
SVRC007	21.00	22.00	16.31
SVRC007	22.00	23.00	1.44
SVRC007	23.00	24.00	1.51
SVRC007	24.00	25.00	2.06
SVRC007	25.00	26.00	0.76
SVRC007	26.00	27.00	2.17
Average		**19m**	**3.79**

Figure 21		BSF1 Prospect	
Hole_id	Depth_from	Depth_to	Au g/t
SRC009	27.00	28.00	1.52
SRC009	28.00	29.00	2.93
SRC009	29.00	30.00	15.64
SRC009	30.00	31.00	41.97
SRC009	31.00	32.00	1.80
Average		**5m**	**12.77**
Hole_id	Depth_from	Depth_to	Au g/t
SRC020	46.00	47.00	6.27
SRC020	47.00	48.00	7.33
SRC020	48.00	49.00	4.51
SRC020	49.00	50.00	0.96
SRC020	50.00	51.00	0.97
Average		**5m**	**4.01**

Figure 22		BSF16 Prospect	
Hole_id	Depth_from	Depth_to	Au g/t
SRC023	6.00	7.00	1.79
SRC023	7.00	8.00	0.32
SRC023	8.00	9.00	1.79
SRC023	9.00	10.00	1.25
SRC023	10.00	11.00	1.02
SRC023	11.00	12.00	1.03
Average		**6m**	**1.20**
Hole_id	Depth_from	Depth_to	Au g/t
SRC032	27.00	28.00	4.58
SRC032	28.00	29.00	29.22
SRC032	29.00	30.00	3.54
SRC032	30.00	31.00	0.64
SRC032	31.00	32.00	1.58
SRC032	32.00	33.00	1.12
SRC032	33.00	34.00	1.41
Average		**7m**	**6.01**

APPENDIX III

2004 DRILL RESULTS

APPENDIX II - 2004 DRILL RESULTS

Inata South Area (Figure 25) – Intervals represent drilled widths in meters

Hole ID	East	North	From (m)	To (m)	Interval (m)	Grade Au g/t	Dip	Azimuth
INRC538	682800	1585300	79	80	1	1.31	-50	90
			82	84	2	3.75	-50	90
INRC539	682750	1585300	17	19	2	3.47	-50	90
			24	26	2	1.75	-50	90
INRC541	682800	1585400	65	66	1	1.75	-50	90
INRC550	682950	1587450	24	25	1	1.32	-50	90
INRC554	683000	1587650	40	41	1	1.07	-50	90
			48	50	2	2.14	-50	90
			54	55	1	2.68	-50	90
			88	89	1	1.13	-50	90
INRC555	682950	1587650	53	56	3	3.55	-50	90
			60	61	1	7.16	-50	90
			69	71	2	1.29	-50	90
			80	81	1	8.26	-50	90
INRC558	683000	1587750	48	51	3	1.25	-50	90
INRC559	682950	1587750	87	88	1	5.34	-50	90
INRC565	682850	1587850	28	29	1	1.16	-50	90
			33	34	1	1.09	-50	90
			38	39	1	1.00	-50	90
INRC567	682900	1587950	3	8	5	5.52	-50	90
			10	12	2	2.31	-50	90
INRC571	683150	1589500	48	50	2	1.26	-50	90
			57	59	2	1.27	-50	90
			67	68	1	1.06	-50	90
INRC572	683000	1589500	66	69	3	1.84	-50	90
INRC574	682780	1589500	32	33	1	6.22	-50	90
			69	70	1	2.00	-50	90
INRC577	683350	1590000	62	65	3	4.64	-50	90
INRC584	683500	1590500	29	30	1	1.58	-50	90
INRC585	683450	1590500	24	25	1	3.57	-50	90
INRC604	684100	1592000	47	48	1	3.05	-50	90
INRC606	684000	1592000	98	99	1	1.01	-50	90
INRC611	684350	1592500	75	76	1	1.02	-50	90
INRC619	682708	1585550	13	25	12	2.86	-50	90
			31	37	6	1.61	-50	90
			51	52	1	3.59	-50	90
INRC622	681850	1588000	9	10	1	2.42	-50	90
INRC626	681650	1590000	60	61	1	1.48	-50	90
INRC640	682950	1586500	17	18	1	1.05	-50	90
			41	42	1	1.04	-50	90
			46	47	1	2.33	-50	90

Inata South Area (Figure 25) cont'd

Hole ID	East	North	From (m)	To (m)	Interval (m)	Grade Au g/t	Dip	Azimuth
INRC645	682850	1586500	1	2	1	35.31	-50	90
INRC650	682824	1588380	31	56	25	1.51	-60	90
			81	86	5	1.01	-60	90
INRC651	682912	1586990	23	43	20	4.13	-60	90
			47	49	2	4.72	-60	90
			59	60	1	1.17	-60	90
INRC652	682835	1588380	14	41	27	6.26	-50	90
			50	52	2	1.33	-50	90
			72	75	3	4.76	-50	90
INRC697	682600	1591750	41	42	1	1.26	-50	90
INRC707	682300	1591250	50	51	1	1.22	-50	90
INRC713	683410	1589250	2	3	1	2.31	-50	90
INRC714	683350	1589250	13	14	1	6.60	-50	90
INRC715	683300	1589250	18	19	1	1.08	-50	90
			71	72	1	3.47	-50	90
INRC717	683200	1589250	22	23	1	2.33	-50	90
INRC718	684750	1587000	57	59	2	2.07	-50	90
			69	70	1	2.01	-50	90
			86	90	4	6.45	-50	90
INRC727	685000	1586000	1	2	1	1.16	-50	90

Souma Village Area (Figure 27) –Intervals represent drilled widths in meters

Hole ID	East	North	From (m)	To (m)	Interval (m)	Grade Au g/t	Dip	Azimuth
BRB967	701700	1595800	48	52	4	7.26	-60	90
BRB977	702200	1595400	10	16	6	5.12	-60	90
BRB985	702300	1595000	15	16	1	1.05	-60	90
			36	37	1	1.63	-60	90
			41	44	3	1.11	-60	90
BRB986	701750	1595800	10	11	1	1.40	-60	90
BRB988	701675	1595800	36	39	3	2.10	-60	90
			40	41	1	3.06	-60	90
BRB989	701650	1595800	2	3	1	4.26	-60	90
BRB991	701750	1595400	19	20	1	1.42	-60	90
BRB992	701700	1595400	51	52	1	2.74	-60	90
			62	63	1	1.03	-60	90
BRB995	701600	1595400	21	22	1	2.55	-60	90
BRB996	702445	1595000	46	51	5	0.49	-60	90
BRB1008	682500	1584800	46	53	7	1.86	-60	90
The author	682500	1584600	12	15	3	1.61	-60	90

is satisfied that the sample preparation, security and analytical procedures meet the standards set out in NI43-101 for gold sample procedures. BRB1024								

Souma Village Area (Figure 27) cont'd

Hole ID	East	North	From (m)	To (m)	Interval (m)	Grade Au g/t	Dip	Azimuth
BRB1025	682450	1584600	55	56	1	9.17	-60	90
			59	60	1	1.81	-60	90
			66	74	8	1.06	-60	90
BRB1028	682300	1584600	50	57	7	6.37	-60	90
BRB1031	682150	1584600	59	60	1	1.12	-60	90
BRB1035	681950	1584600	14	16	2	2.72	-60	90
			21	32	11	2.06	-60	90
BRB1047	681900	1584400	36	40	4	1.16	-60	90
BRB1055	682450	1584400	10	11	1	1.41	-60	90
BRB1056	682400	1584400	62	63	1	2.73	-60	90

APPENDIX IV

SOIL SAMPLING METHODS

AND

ANALYTICAL PROCEDURES

APPENDIX IV –SOIL SAMPLING METHODS AND ANALYTICAL PROCEDURES

The following discussion is a quote directly from the BHP-Resolute Report on the Belahouro Project, Volume 5, Geochemistry Programme, by B. Keillor and R Toguyeni dated fall 1999.

The sampling procedure in the field varied from the standard Bumigeb technique of a universal 30cm depth (80#) to the preferred 2m to 15cm depth (-1mm) by Resolute. During the early stages of soil sampling, the local field crews would revert back to the Bumigeb technique rather than follow the written instructions. To enforce the preferred technique, a supervisor was needed to demonstrate the procedure.

The sampling technique is as follows:

a) Select site (obviously not a defined drainage) and scrape off the surface (first 1-2cm).
b) Dig a hole to 15cm (approx) and place the removed material into a -1mm to -2mm sieve.
c) Sieve enough sample for a 150 gramme geochem satchel.

The survey control depended on sample density and the availability of the DGPS unit. Generally the regional sampling was controlled by hand held GPS. The GPS units were Lowrance GlobalNav 212 types that had an accuracy of about ± 25m. The DGPS unit is an Omnistar 12 channel VBS type coupled to a Psion data logger.

All sampling is surveyed using WGS84 UTM.

Although there is concern with the tendency for some crews to dig to the 30cm mark, the sieve size provided was -1mm to -2mm and therefore sample assay thresholds should not vary greatly except in shallow/skeletal soils and subcrop where no lateral dispersion or deflation has occurred. The use of Landsat imagery, regional geological mapping and sample location description has aided in assessing the sample results.

Rock chip sampling is a simple grab sample with location determined by GPS, DGPS or grid and in most cases, a description supplied.

Orientation Survey

A detailed orientation survey conducted over the Inata area was completed on a 200m by 50m pattern and 400m by 100m pattern to determine the gold and other element response to the chosen method of soil sampling. The sampling method has been used in arid terrains in Western Australia to cover large areas. The method works well in all surface environments and avoids the practise of varying sampling techniques with different soil types.

A total of 691 samples were collected as described in 3.3.1 and assayed for gold and 37 other elements. The sampling was controlled by DGPS. The sieve size throughout the survey was -1mm. The analysis was completed by Intertek Testing Services (ITS)

Assay

For gold only analysis, the work was completed by ITS in Ouagadougou, Burkina Faso (except for orientation samples). The method used is as follows:

a) Preparation
150 gramme samples dried then pulverised to -200 micron.

b) Analysis
50 gramme charge digested in HNO_3 – HCL + DIBK. AAS finish with lower detection limit of 2ppb.

For multi-element analysis (orientation survey), the work was completed by ITS in Ouagadougou, Burkina Faso. In this case, the sample was prepared in Ouagadougou with four elements analysed in Ouagadougou and the remaining elements analysed in ITS Canada. The analysis of the four elements were as follows:

a) Preparation
150 gramme samples dried then pulverised to -200 micron.

b) Cu, Mn, Pb and Zn as a 50 gramme digested in HNO_3 + $HClO_4$. AAS finish with lower detection limits of Cu 2ppm, Mn 5ppm, Pb 4ppm, and Zn 2ppm.

All samples sent to Canada were analysed by neutron activation.

APPENDIX V

REVERSE CIRCULATION DRILLING METHODS

AND ANALYTICAL PROCEDURES

APPENDIX V –REVERSE CIRCULATION DRILLING METHODS AND ANALYTICAL PROCEDURES

The following discussion is a quote directly from the BHP-Resolute Report on the Belahouro Project, Volume 3, RC Drilling Programme, by B. Keillor and R Toguyeni dated fall 1999.

For the four phases of RC drilling, three types of drilling rigs were utilised supplied by two drilling companies.

1. UDR650 (truck mounted) with 750cfm/350psi compressor. Rod string 4½ inch with 5½ inch face hammer. Supplied by West African Drilling Services.
2. Schramm T66 truck mounted with 900cfm/350psi air capability using 5½ inch face hammer. Supplied by West African Drilling Services.
3. Schramm 685 truck mounted with air capability of 900cfm/350psi. Drill string with 4½ inch face hammer. Supplied by Grimwood Davies.

Both drilling companies' performance was satisfactory with high daily productivity rates, acceptable sampling recovery and safety standards being achieved.Downhole surveys for the RC drilling are listed in the Survey Report, volume 7. Inclination and azimuth were measured by a single shot Eastman camera.

Sample and Assay

Drill cuttings were collected as one metre intervals from the cyclone before passing through a riffle splitter. The split portion (2kg calico bag) that was retained for assay would represent approximately 10-15% of the total volume. The remaining sample is placed back into a plastic bag whereafter the geologist completes the geological description.

The plastic bags are left close to the RC hole in numerological order for later sampling or checking if required.The samples were sent to Intertek Testing Services (ITS) in Ouagadougou, Burkina Faso, for analysis. A number of samples were also sent to ITS in Ghana.

The assay method applied by ITS is as follows:
1. Sample preparation
2kg or less is dried, disaggregated and pulverised (95% @ -200 micron).
Two 180 grammes of pulp was split off.
2. Analysis
30 gramme charge. Fire assay fusion – lead collection. The detection limit is 8ppb.
Gravimetric analysis was conducted on all assay values >10g/t gold.
Routine quality control included two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results.

APPENDIX VI

REVERSE AIR BLAST (RAB) DRILLING METHODS

AND

ANALYTICAL PROCEDURES

APPENDIX VI – REVERSE AIR BLAST (RAB) DRILLING METHODS AND ANALYTICAL PROCEDURES

The following discussion is a quote directly from the BHP-Resolute Report on the Belahouro Project, Volume 4, RAB Programme, by B. Keillor and R Toguyeni dated fall 1999.

For the three phases of RAB drilling, two types of drilling rigs were utilised.

1) KL150 mounted on a 6x6 truck with air capability of 250psi/600 cfm. The drill string comprised of 3m rods with 4½ inch blade and/or downhole hammer.
2) Schramm 685 mounted on an 8x4 truck with air capability of 350psi/900cfm. The drill string for RAB was 3m rods (4½ blade/hammer).

Two drilling companies were used.

1) Grimwood Davies (Schramm 685)
2) Ausdrill (WADS) (KL150)

The KL150 used a stuffing box and portable cyclone with the sample collected every metre. The sample was laid out on the ground. Sample volume was adequate at all times.

The Schramm 685 utilised a stuffing box and fixed cyclone. The sample was collected every metre then set out on the ground. Sample volume was adequate.

Both rigs had dump masts that allowed for good air return through the stuffing box when drilling angled holes on sloping ground.

The KL150 proved more versatile in soft and sandy terrain. The Schramm 685 had difficulty negotiating any sandy conditions.

Sample and Assay

The drill cuttings were collected as 4m composites by the spear method (or equivalent). As a precaution, all single metre samples were collected at the same time. The 4m composite was sent to the assay laboratory whilst the single metre samples were stored at Belahouro camp. The sample was placed in calico bags with the average weight per sample being 2kg.

Re-sampling of the 4m composites involved simply collecting the stored 1m sample from the Belahouro camp.

During the RAB drilling, two laboratories were used. ITS of Ouagadougou, Burkina Faso, and Bumigeb of Bobo-Dioulasso, Burkina Faso. ITS analysed approximately 80% of the total RAB samples.

The method applied by ITS is as follows:

Sample preparation
The 2kg or less sample is dried, disaggregated and pulverised (95% @ -200 micron).

Analysis
Two methods were used.
- 30 gramme assay – Fire Assay Fusion – lead collection.
- 50 gramme assay – Aqua Regia Digestion with DIBK extraction.

The detection limit for fire assay is 8ppb.
The detection limit for AR digest is 2ppb.

Quality control procedures include:
- detailing of repeat assay and any deviation;
- detailing of results of assaying blanks and standards;
- check assaying via internal contractor and third party referee testing;
- details on maintenance and procedures on a regular basis.

The method applied by Bumigeb Laboratories is similar to ITS. No fire assay was utilised and the solvent extraction varied slightly for the 30 gramme aqua regia digest.

Analysis completed by Bumigeb was re-assessed due to uncertainty of results. All values >1g/t were re assayed by ITS and these values are used in this report.

APPENDIX VII

DIAMOND DRILLING METHODS

AND

ANALYTICAL PROCEDURES

APPENDIX VII – DIAMOND DRILLING METHODS AND ANALYTICAL PROCEDURES

The following discussion is a quote directly from the BHP-Resolute Report on the Belahouro Project, Volume 2, Diamond Drilling Programme, by B. Keillor and R Toguyeni dated fall 1999.

The diamond drilling and RC precollars utilised a UDR650 rig supplied by West Africa Drilling Service Ltd. The truck mounted rig had an air capability of 900cfm/350psi. The RC precollars were completed by 5.5in hammer, whilst all the diamond drilling used HQ triple tube.

Sumps dug on site serviced the water requirements. Water supply was a consistent problem due to the turnaround of the water cart and from surface coring. Water supply was restricted to two trips per day (10 tonne) due to distance travelled and the slow water production from the Belahouro camp water bore. Many times diamond drilling stopped due to lack of water. The rig would move onto RC drilling until the water arrived. As a consequence of the water restrictions, drilling additives, i.e. emulsifiers and thickeners, were used in quantity.

The drilling company essentially completed all diamond drilling procedures adequately. The drilling company personnel would lay-out the core into trays with meterage detailed, recovery blocks marked and orientation marks as per requirement.

Orientation of the core was high priority. Every effort was made to ensure the driller complied with what was required. The orientation tool was the spear type which used either a red crayon mark or a steel spike depending on the hardness of the lithology. Orientation determination was completed every metre in the softer oxide lithologies. For the more competent core, an orientation determination was completed every 3m (3m barrel used in most cases).

To ensure high recovery rates of core, short runs were completed during the softer oxide stage (generally 1m runs) whilst the 3 metre barrel was fully utilised for competent rocks.

Once the core had been placed into the trays, it was then broken into 1m lengths and then wrapped in plastic to aid in preservation for the transport back to the Belahouro camp. All descriptive and quantitative work was completed at the camp.

Prior to commencement of the descriptive work, the core was carefully washed and then orientated. The orientating of the core can be time consuming as the entire hole is essentially reconstructed based on the marks. The procedure is to mark out a continuous line which is the base of the core with arrow shaped tick marks pointing to the down hole direction. If the confidence level in the orientation marks is not high, the continuous line becomes a dashed line. All details about the drill hole (ID, coords, azi, dip, depth range, and tray number) are marked on the tray.

Photography of the core was completed for all holes

Geological Logging

Geological logging is in the standard format utilised by Resolute for all its projects. All on site geologists were introduced to the system. Criteria covered included rock type, graphic log, colour, weathering, grain size, texture, basic structure, alteration, mineralisation, vein type and hardness classification.

Geotechnical Logging

Geotechnical logging complies to the standard format used by Resolute. The logging is covered by three data sets which are detailed below.

- The geotechnical interval log sheet - core recovery, RQD percentage, rock type, weathering and rock strength followed by comment. The RQD percentage is the sum of all pieces of core more than 10cm in length over a designated interval which is then multiplied by 100.
- The fracture per metre sheet – a record of number and nature of natural fractures (opening, weakly healed or strongly healed) affecting the core. If the core is completely or severely broken, the number of fractures is estimated to be more than 20.
- The orientated fracture log sheet - strike and dip of joint (Jn), foliation (F0), bedding (S), quartz vein (V) and the different aspects of opening or healing, roughness, and slickenslide characteristics. In addition infill or coating minerals and the thickness of fractures are listed.

For core orientation and measurement, an adjustable jig with clinometer and compass was used.

Sample and Assay

The sampling of the RC precollar was completed by the standard method (see RC drilling volume 3). The sampling of the core was subject to the discretion of the geologist completing the geological logging. After the marking out of the required interval, the core was cut in half by the electric diamond blade core saw. The cut is made along the orientation line with the half core portion that looks north being retained as a reference. The half portion that looks to the south is broken up for assay.

In the upper oxide, the core may be too friable for diamond saw cutting. The procedure is to dry cut or cleave the core in this case. The sample weight required was 2kg.All core samples were sent to the Intertek Testing Service (ITS) laboratory based in

Ouagadougou, Burkina Faso.Sample preparation involves drying, primary crushing (jaw crusher) and pulverising to -75 micron.

Analysis was by fire assay (ITS method code – FA30). The charge was 30 grammes. The detection lower limit was 8ppb. The finish was by aqua regia digest followed by DIBK solvent extraction. Gold determination was by AAS. In the case of gold grade over 10 g/t, gravimetric analysis was completed.

APPENDIX VIII

iPL ANALYTICAL RESULTS (SELECTED SAMPLES)

APPENDIX VIII – iPL ANALYTICAL RESULTS (SELECTED SAMPLES) [1]

Certificate#: 04C0572

Orequest Consultants
Project: Belah
No. of Samples: 21
Date In: Mar 31, 2004
Date Out: Apr 06, 2004

	ICP	ICP	ICP	ICP	ICP	ICP	ICP	ICP	ICP	FA
Sample Number	Ag	Cu	Pb	Zn	As	Ba	Cr	Mn	Fe	Au
	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	g/t
88854	1.6	109	33	37	479	59	40	52	4.10	6.10
88855	0.7	147	62	56	188	41	132	370	6.68	2.30
88856	1.5	143	65	113	153	46	111	72	6.64	13.70
88857	1.5	40	76	28	411	19	75	37	5.75	10.60
88858	1.9	176	61	77	284	78	125	1260	8.73	5.50
88859	0.3	26	23	41	<5	25	93	101	2.15	2.30
88860	1.8	12	7	1	68	15	145	105	1.85	8.20
88864	2.2	51	25	9	113	20	119	164	3.31	24.40
88865	2.1	116	51	49	255	202	83	6813	9.08	8.55
88866	0.9	80	38	81	<5	21	41	52	5.25	4.00
88867	1.4	55	225	21	<5	11	208	65	3.49	6.25
88868	1.0	94	68	131	21	15	75	129	8.47	2.10
88869	1.6	44	26	25	254	23	92	34	4.65	10.50
88870	1.1	77	44	47	1155	27	33	65	5.77	3.35
88871	6.8	24	35	6	210	28	137	15	3.30	35.01
88872	2.2	22	30	20	88	31	56	15	4.47	6.50
88873	1.6	57	37	55	27	18	97	95	4.45	7.60
88875	0.6	52	48	67	<5	10	49	266	4.89	1.50
88876	1.3	29	29	15	316	38	146	30	5.23	3.60
88877	1.9	35	22	<1	292	30	129	17	4.36	12.30
88878	1.4	44	28	2	296	22	179	106	6.06	8.30
Minimum detection	0.1	1	2	1	5	2	1	1	0.01	0.01
Maximum detection	100.0	10000	10000	10000	10000	10000	10000	10000	10.00	5000.00
Method	ICP	ICP	ICP	ICP	ICP	ICP	ICP	ICP	ICP	FA Grav

Note[1]: a total of 26 samples were submitted to iPL for analysis. Twenty-nine samples were analyzed by fire assay for gold only, the results of those samples are on Table XIV (surface samples) and Table XV (drill pulps) of this report. Twenty-one drill sample pulps were selected from the 26 drill sample pulps for ICP analysis. The results of that ICP analyses appears in this Appendix. This Appendix also shows the Au fire assay results previously reported on Table XV.

APPENDIX IX

iPL ANALYTICAL PROCEDURES

APPENDIX IX- iPL ANALYTICAL PROCEDURES

1. *METHOD OF 30 ELEMENT ANALYSIS BY AQUA REGIA DIGESTION/ICP*

(a) 0.50 grams of sample is digested with diluted Aqua Regia solution by heating in a hot water bath, at about 95 Celsius for 90 minutes, then cooled and bulked up to a fixed volume with de-mineralized water, and thoroughly mixed. Digested samples are let settled over night to separate residue from solution.

(b) The specific elements are determined using an Inductively Coupled Argon Plasma spectrophotometer. All elements are corrected for inter-element interference. All data are subsequently stored onto computer diskette.

Quality Control

The machine is first calibrated using three known standards and a blank. The test samples are then run in batches.

A sample batch consists of 38 or less samples. Two tubes are placed before a set. These are an In-house standard and an acid blank, which are both digested with the samples. A known standard with characteristics best matching the samples is chosen and placed after every fifteenth sample. After every 38th sample (not including standards), two samples, chosen at random, are re-weighed and analyzed. At the end of a batch, the standard and blank used at the beginning is rerun. The readings for these knowns are compared with the pre-rack knowns to detect any calibration drift.

Note: Some elements may not be completely digested

2. *METHOD OF GOLD ANALYSIS BY FIRE ASSAY / AAS*

(a) 10.00 to 30.00 grams of sample was weighed into a fusion pot which contained a combination of fluxes such as lead oxide, sodium carbonate, borax, silica flour, baking flour or potassium nitrate. After the sample and fluxes had been mixed thoroughly, some silver inquart and a thin layer of borax was added on top.

(b) The sample was then charged into a fire assay furnace at 2000 F for one hour, at this stage, lead oxide would be reduced to elemental lead and slowly sunken down to the bottom of the fusion pot and collected the gold and silver along the way.

(c) After one hour of fusion, the sample was then taken out and pour into a conical cast iron mould, the elemental lead which contained precious metals would stayed at the bottom of the mould and any unwanted materials called slag would floated on top and removed by hammering, a "lead button" is formed.

(d) The lead button was then put back in the furnace onto a preheated cupel for a second stage of separation, at 1650 F, the lead button became liquefied and absorbed by the cupel, but gold and silver which had higher melting points would stayed on top of the cupel.

(e) After 45 minutes of cupellation, the cupel was then taken out and cooled, the dore bead which contained precious metals was then transferred into a test tube and dissolved in hot Aqua Regia solution heated by a hot water bath.

(f) The gold in solution is determined with an Atomic Absorption spectrometer. The gold value, in parts-per-billion, or grams-per-tonne is calculated by comparison with a set of known gold standards.

Quality Control

Every fusion of 24 pots contains 22 samples, one internal standard or blank, and a random reweigh of one of the samples. Samples with anomalous gold values greater than 1000 ppb are automatically checked by Fire Assay/AA methods. Samples with gold values greater than 10000 ppb are automatically checked by Fire Assay/Gravimetric methods.

3. ***METHOD OF METALLIC GOLD ANALYSIS BY FIRE ASSAY***

Sample preparation:

(a) Samples are crushed to −10 mesh, riffle split into 250 grams and pulverized, The coarse fraction is then screened out by using a 150 mesh size screen. The entire +150 mesh and a portion of minus are assay separately and a combined total gold in g/mt is calculated based on the weight of both fraction.

(b) 20 to 30 grams of samples was weighed into a fusion pot with fluxes such as lead oxide, sodium carbonate, borax, silica flour, baking flour or potassium nitrate. After the sample and fluxes had been mixed thoroughly, some silver inquart and a thin layer of borax was added on top.

(c) The sample was then charged into a fire assay furnace at 2000 F for one hour, at his stage, lead oxide would be reduced to elemental lead and slowly sunken down to the bottom of the fusion pot and collected the gold and silver along the way.

(d) After one hour of fusion, the sample was taken out and pour into a conical cast iron mould. The elemental lead which contained precious metals would stayed at the bottom of the mould and any unwanted materials called slag would floated on top and removed by hammering, a "lead button" is formed.

(e) The lead button was then put back in the furnace onto a preheated cupel for a second stage of separation, at 1650 F, the lead button became liquefied and absorbed by the cupel, but gold and silver which had higher melting points would stayed on top of the cupel.

(f) After 45 minutes of cupellation, the cupel was then taken out and cooled, the dore bead which contained precious metals was then weighed and transferred into a test tube and dissolved in hot Aqua Regia solution heated by a hot water bath.

(g) The gold in solution is determined with an Atomic Absorption spectrometer. The gold value, in parts-per-billion, or grams-per-tonne is calculated by comparison with a set of known gold standards.

Quality Control

Every fusion of 24 pots contains 22 samples, one internal standard or blank, and a random reweigh of one of the samples. Samples with anomalous gold values greater than 500 ppb are automatically checked by Fire Assay/AA methods. Samples with gold values greater than 10000 ppb are automatically checked by Fire Assay/Gravimetric methods.

APPENDIX X

INATA NORTH,
DIAMOND DRILL RESULTS,
INDD007

APPENDIX X – INATA NORTH, DIAMOND DRILL RESULTS, INDD007

Hole Number	Resolute Sample	Depth From (m)	Depth to (m)	Gold (g/t)	OreQuest Recheck Au (g/t)	Percentage Quartz Veining Observed
INDD007	T128595	93.00	94.30	0.02		
INDD007	T128596	94.30	95.00	2.33	10.60	95% quartz veining
INDD007	T128597	95.00	96.00	4.47		95% quartz veining
INDD007	T128598	96.00	97.00	2.85		95% quartz veining
INDD007	T128599	97.00	97.60	0.99		90% quartz veining
INDD007	T128600	97.60	99.00	0.03		
INDD007	T128601	99.00	100.40	0.37		
INDD007	T128602	100.40	101.00	1.16		
INDD007	T128603	101.00	102.00	9.19		50% quartz veining
INDD007	T128604	102.00	103.00	7.65		
INDD007	T128605	103.00	104.00	30.28		80% quartz veining
INDD007	T128606	104.00	105.00	21.77	13.70	80% quartz veining
INDD007	T128607	105.00	106.00	7.67		
INDD007	T128608	106.00	107.00	12.83		15% quartz veining
INDD007	T128609	107.00	108.00	20.38		70% quartz veining
INDD007	T128610	108.00	109.00	8.23		40% quartz veining
INDD007	T128611	109.00	110.00	20.09		70% quartz veining
INDD007	T128612	110.00	111.00	18.54		50% quartz veining
INDD007	T128613	111.00	112.00	29.68		20% quartz veining
INDD007	T128614	112.00	113.00	8.73		60% quartz veining
INDD007	T128615	113.00	114.00	3.14		
INDD007	T128616	114.00	115.00	0.24		
INDD007	T128617	115.00	115.50	1.40		5% quartz veining
INDD007	T128618	115.50	116.00	2.73		
INDD007	T128619	116.00	117.00	4.65		5% quartz veining
INDD007	T128620	117.00	118.00	1.70		
INDD007	T128621	118.00	119.00	0.22		
INDD007	T128622	119.00	120.00	0.28		
INDD007	T128623	120.00	121.00	0.16		
INDD007	T128624	121.00	122.00	1.67		
INDD007	T128625	122.00	123.00	4.02		10% quartz veining
INDD007	T128626	123.00	123.50	2.17		10% quartz veining
INDD007	T128627	123.50	124.00	0.10		
INDD007	T128628	124.00	125.00	0.26		
INDD007	T128629	125.00	126.00	2.19		60% quartz veining
INDD007	T128630	126.00	127.00	0.68		
INDD007	T128631	127.00	128.00	8.31	2.30	10% quartz veining
INDD007	T128632	128.00	129.00	5.87		25% quartz veining
INDD007	T128633	129.00	130.00	6.21		10% quartz veining
INDD007	T128634	130.00	131.00	6.49		10% quartz veining
INDD007	T128635	131.00	132.00	0.40	6.10	
INDD007	T128636	132.00	133.00	0.05		

APPENDIX XI

DRILL DATABASE VERIFICATION

APPENDIX XI – DRILL DATABASE VERIFICATION

Section	Inata Zone	Hole ID	Data Averaged	Sample Number	ITS results	Posted Results	% Difference	Comments
1588355N	North	INDD007	yes					data OK
1588430N	North	INRC497		130023	2.060	1.971	95.7%	two or more assays not averaged
				130045	13.240	14.870	112.3%	
				130046	17.500	16.030	91.6%	
				130057	16.200	15.110	93.3%	
				130058	13.100	10.400	79.4%	
				130059	12.130	10.630	87.6%	
				130060	13.970	10.440	74.7%	
				130089	13.500	11.270	83.5%	
				130090	15.320	13.250	86.5%	
1588480N	North	INRC496	yes					data OK
1588530N	North	INRD011		128844	21.000	19.500	92.9%	two or more assays not averaged
				128845	28.100	25.700	91.5%	two or more assays not averaged
				128883	15.400	13.110	85.1%	two or more assays not averaged
				128886	13.080	11.060	84.6%	two or more assays not averaged
			yes	128890				
			yes	128900				
			yes	128904				
			yes	128914				
				128922	12.870	13.640	106.0%	two or more assays not averaged
1588580N	North	INDD017		129423	23.530	23.452	99.7%	two or more assays not averaged
				129423	9.286	9.362	100.8%	two or more assays not averaged
1588630N	North	INRC292	yes					data OK
1588680N	North							Assay data not found
1588880N	North							Assay data not found
1588850N	North	INRC487	yes					data OK
1588950N	North	INRC486	yes					data OK
1589000N	North							Assay data not found
1589050N	North	INRC495	yes					data OK
1589250N	North	INRC491	yes					data OK
1586915N	Central	INRC494	yes					data OK
1586915N	Central	INDD016	yes					data OK
1586965N	Central	INRC156	yes					data OK
1586990N	Central	INRD015	yes					data OK
1587015N	Central	INRC534	yes					data OK
1587040N	Central	INRC284	yes					data OK
1587065N	Central	INRC164	yes					data OK
1587115N	Central	INRC168	yes					data OK
1587165N	Central	INRC172	yes					data OK
1587215N	Central	INRC176	yes					data OK

1587265N	Central	INRC179	yes					data OK
1587315N	Central	INRC501	yes					1st half of data OK
				130264	7.813	7.605	97.3%	two or more assays not averaged
1587365N	Central	INRC500		130232	0.065	0.559	n/a	wrong data entered
				130233	0.028	1.023	n/a	wrong data entered
				130234	0.282	0.039	n/a	wrong data entered
1587400N	Central							Assay data not found
1587450N	Central							Assay data not found
1587500N	Central	INRC499		130186	1.900	2.023	106.5%	two or more assays not averaged
				130187	1.369	1.246	91.0%	two or more assays not averaged
				130205	3.260	3.155	96.8%	two or more assays not averaged
1586350N	Central							Assay data not found
1586450N	Central							Assay data not found
1586500N	Central							Assay data not found
1686550N	Central							Assay data not found
1586600N	Central							Assay data not found
1586650N	Central	INRC300	yes					data OK
1586700N	Central							Assay data not found
1586800N	Central	INRC145	yes					data OK
1586865N	Central	INRC149	yes					data OK
1585450N	South	INRC185	yes					data OK
1585500N	South	INRC189	yes					data OK
1585550N	South	INRC192	yes					data OK
1585600N	South	INRC197	mostly	103507				OK except for 1 sample
					462.340	419.400	90.7%	extremely high grade, will be cut
1585625N	South	INRC473	yes					data OK
1585650N	South	INRC199	yes					data OK
1585700N	South	INRC202	yes					data OK
1585750N	South	INRC204	yes					data OK
1585800N	South	INRC207	yes					data OK

APPENDIX XII

SECTIONS OF REPORT

AND

CORRESPONDING RESPONSIBLE AUTHOR

APPENDIX XII - SECTIONS OF REPORT AND CORRESPONDING RESPONSIBLE AUTHOR

Section	Author
Summary	Cavey, Gunning
Introduction and Terms of Reference	Cavey, Gunning
Disclaimer	Cavey, Gunning
Property Description and Location	Cavey
Accessibility, Climate, Local Resources, Infrastructure and Physiography	Cavey
History	Cavey
Geological Setting	Cavey
Deposit Types	Cavey
Mineralization	Cavey
Exploration	Cavey
Drilling	Cavey
Sampling Method and Approach	Cavey
Sample Preparation, Analysis and Security	Cavey
Data Verification	Cavey
Adjacent Properties	Cavey
Mineral Processing and Metallurgical Testing	Gunning
Mineral Resource and Mineral Reserve Estimation	Gunning
Other Relevant Data	Gunning
Interpretation and Conclusions	Cavey, Gunning
Recommendations	Cavey, Gunning
Cost Estimates	Cavey, Gunning
References	Cavey, Gunning

Exhibit 99.2

BELAHOURO GOLD PROJECT
Burkina Faso, West Africa

Independent Technical Report

Prepared by RSG Global on behalf of:

Goldbelt Resources Limited

BELAHOURO GOLD PROJECT
Burkina Faso, West Africa

Independent Technical Report

Prepared by RSG Global on behalf of:

Goldbelt Resources Limited

Author(s):	B. Gossage	Partner & Manager Resources	BAppSc (Geology), Post Grad Cert Geostatistics MAusIMM
	B. Nicholls	Regional Manager - Ghana	BSc (Geology)
	D. Slater	Resource Geologist	B.App.Sci. (Geol.)

Date: 23h June 2005

Job Number: PBEL02

Copies:	Goldbelt Resources Limited	(2)
	RSG Global – Perth	(1)

D. Slater . Beau Nicholls
Primary Author
David Slater and Beau Nicholls

B Gossage
Supervising Principal
Brett Gossage

Table of Contents

List of Tables

List of Figures

1 SUMMARY

1.1 Introduction

RSG Global Pty Ltd (RSG Global) has been commissioned by Goldbelt Resources Limited (Goldbelt) to prepare an Independent Technical Report on the Belahouro Gold Project in the country of Burkina Faso, West Africa, in order to provide an update of the Mineral Resources at Inata as at 26th May 2005. This report complies with disclosure and reporting requirements set forth in the Canadian Venture Exchange (CNDX) Corporate Finance Manual, National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

1.2 Geology

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower greenschist metamorphism and is comprised of intermediate to mafic volcano-sedimentary successions and syn to post-kinematic granite and gabbro intrusions. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralising events.

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralisation, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralisation is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are invariably strongly structurally controlled, with the dominance of structural control increasing proportionally with metamorphic grade.

The principal gold mineralisation within the Belahouro Project is confined to the Inata and the Fete Kole and Souma trends. The three Inata deposits (North, Central and South) are located over a strike length of 4km. The deposits appear to be related to the same mineralising event and are associated with shearing. The Inata Central and Inata South occur on the same mineralised zone, separated by intermittent low grades and cross-faults. Inata North lies some 300m west of the Inata Central-South trend. The shear zone encompassing the Inata deposits strikes north-northeast and dips steeply to the west-northwest. Gold occurs as free grains and sulphides associated with quartz veins or silicified rocks.

1.3 Project Status

A feasibility program and study is scheduled to start in July 2005, when the current resource drilling and subsequent resource estimation studies have been completed, with the aim of investigating the economic viability of establishing a moderate tonnage mining and CIL processing operation encompassing both oxide and primary resources.

1.4 Resources

Resource estimates for the Belahouro Gold Project (Inata) have been generated by RSG Global on the basis of analytical results available up to 30 April 2005. The resource models were derived via geological and modelling of the individual mineralised zones.

Estimation involved the application of Multiple Indicator Kriging (MIK). Technique selection was based on the quantity and spacing of available data, and the interpreted controls on, and styles of, mineralisation under review.

RSG Global also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both standards and field duplicate data generally lie within accepted industry limits for mesothermal vein gold deposits.

The summarised Resource Statement in Table 1.4_1 below has been determined as at 26 May 2005 and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000. Furthermore, the resource classification is also consistent with the Australasian Code for the Reporting of Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

Table 1.4_1

Summary Resource Statement Inata (26 May 2005)

Resource Category	Tonnes	Average Gold Grade (g/t Au)	Contained Gold (oz)
Indicated	10,354,000	2.1	707,000
Inferred	5,492,000	1.6	288,000

1.5 Conclusions

Current exploration has confirmed the significant potential of the Belahouro Project. Recent observations and current exploration models indicate that the known mineralisation may represent the periphery of a larger mineralised system.

A commitment to future exploration is likely to increase the resource and reserve base, thereby increasing the projected life of the proposed CIL operation. The discovery of additional, higher-grade mineralisation within the Belahouro Project will have a marked impact on the NPV of the proposed CIL operation and therefore represents a priority in the on-going exploration strategy. RSG Global considers that there is a high likelihood that additional mineralisation will ultimately be identified within the Belahouro Project, and that further exploration is justified.

1.6 Recommendations

Given the success of recent drilling, the current drilling programs are justified, provided they are appropriately staged and subjected to regular independent review to ensure consistency with the overall project development strategy.

2 INTRODUCTION AND TERMS OF REFERENCE

2.1 Scope of the Report

RSG Global Pty Ltd (RSG Global) has been commissioned by Goldbelt Resources Limited (Goldbelt) to prepare an Independent Technical Report on the Belahouro Gold Project in the country of Burkina Faso, West Africa, in order to update the Mineral Resources for Inata as at 26th May 2005.

This report is prepared to comply with reporting requirements set forth in the Canadian National Instrument 43-101. The report is also consistent with the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves' of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

All monetary figures expressed in this report are in United States of American dollars (US$) unless otherwise stated.

2.2 Principal Sources of Information

In addition to site visits undertaken to the Belahouro Gold Project between 2004 and 2005, the authors of this report have relied extensively on information provided by Goldbelt management, various reports previously prepared by RSG Global, and studies completed by previous operators and independent consulting groups. A full listing of the principal sources of information is included in Section 23.

RSG Global has made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was provided to Goldbelt along with a written request to identify any material errors or omissions prior to lodgement.

2.3 Qualifications and Experience

RSG Global is an integrated Australian-based consulting firm, which has been providing services and advice to the international mineral industry and financial institutions since 1987. RSG Global has maintained a fully operational office at Accra in Ghana since 1996, providing an operational base for consulting and contracting assignments throughout the West African region. An additional African office was established in Johannesburg, South Africa, in 1999 to support expanding activities within southern and eastern portions of the continent.

The report is co-authored by David Slater and Beau Nicholls and all aspects of the report have been peer reviewed by Brett Gossage. Brett Gossage is a professional geologist with 16 years experience in mining geology, and geostatistical modelling and estimation of Mineral Resources. He is Partner of RSG Global and Manager of the Resource Division. Mr Gossage is also a Member of the AusIMM, and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101 and an Expert as defined in the Australasian JORC Code.

David Slater is a professional geologist with 17 years experience in mining geology and geostatistical modelling and estimation of Mineral Resources. He is a senior consultant with RSG Global, and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101 and an Expert as defined in the Australasian JORC Code.

The site visits and review of data quality and sampling methodologies was undertaken by RSG Global West African Regional Manager, Mr Beau Nicholls between March and April 2005.

2.4 Independence

Neither RSG Global, nor the authors of this report, have or have had previously any material interest in Goldbelt or related entities or interests. Our relationship with Goldbelt is solely one of professional association between client and independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

2.5 Abbreviations

A full listing of abbreviations used in this report is provided in Table 2.5_1 below.

Table 2.5_1

List of Abbreviations

	Description		Description
$	United States of America dollars	l/hr/m²	litres per hour per square metre
µ	microns	M	million
3D	three dimensional	m	metres
AAS	atomic absorption spectrometer	Ma	thousand years
Au	gold	MIK	Multiple Indicator Kriging
bcm	bank cubic metres	ml	millilitre
CC	correlation coefficient	mm	millimetres
cfm	cubic feet per minute	MMI	mobile metal ion
CIC	carbon in column	Moz	million ounces
CIL	carbon-in-leach	Mtpa	million tonnes per annum
cm	centimetre	N (Y)	northing
cusum	cumulative sum of the deviations	NaCN	sodium cyanide
CV	coefficient of variation	NATA	National Association of Testing Authorities
DDH	diamond drillhole	NPV	net present value
DTM	digital terrain model	NQ_2	size of diamond drill rod/bit/core
E (X)	easting	°C	degrees centigrade
EDM	electronic distance measuring	OK	Ordinary Kriging
EV	expected value	oz	troy ounce
g	gram	P80 -75µ	80% passing 75 microns
g/m³	grams per cubic metre	PAL	pulverise and leach
g/t	grams per tonne	ppb	parts per billion
HARD	half the absolute relative difference	ppm	parts per million
HDPE	high density poly ethylene	psi	pounds per square inch
HQ_2	size of diamond drill rod/bit/core	PVC	poly vinyl chloride
hr	hours	QC	quality control
HRD	half relative difference	Q-Q	quantile-quantile
ICP-MS	inductivity coupled plasma mass spectroscopy	RAB	rotary air blast
ID	Inverse Distance weighting	RC	reverse circulation
ID^2	Inverse Distance Squared	RL (Z)	reduced level
IPS	integrated pressure stripping	ROM	run of mine
IRR	internal rate of return	RQD	rock quality designation
ISO	International Standards Organisation	SD	standard deviation
ITS	Inchcape Testing Services	SGS	Société Générale de Surveillance
kg	kilogram	SMU	simulated mining unit
kg/t	kilogram per tonne	t	tonnes
km	kilometres	t/m³	tonnes per cubic metre
km²	square kilometres		

3 DISCLAIMER

Neither RSG Global nor the authors of this report are qualified to provide extensive comment on legal issues associated with the Belahouro Gold Project and included in Section 4 of this report.

The assessment of the metallurgical and processing aspects of the Belahouro Project, included in Section 16 of this report, is based entirely on information and reports provided by independent metallurgical consultants upon whom RSG Global has relied.

Similarly, neither RSG Global nor the authors of this report are qualified to provide extensive comment on hydrological, environmental and geotechnical issues associated with the properties referred to in this report. Assessment of these aspects has relied heavily on information provided by Goldbelt, along with reports previously prepared by other independent consultants. .

No warranty or guarantee, be it express or implied, is made by RSG Global with respect to the completeness or accuracy of the legal aspects, metallurgy, processing and scheduled mill feed referred to in this document. Neither RSG Global nor the authors of this report accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

4 PROPERTY DESCRIPTION AND LOCATION

4.1 Background Information on Burkina Faso

Located in West Africa, the Burkina Faso is completely landlocked bordered by Benin (306km), Cote d'Ivoire (584km), Ghana (549km), Mali (1,000km), Niger (628km), Togo (126km). Burkina Faso has a land area of 274,200km^2, comprised of a generally flat to dissected undulating plains and hills in the west and southeast. Natural resources include managanese, limestone, copper, nickel, bauxite marble, phosphates and salt. Burkina Faso's population is estimated at 13.9 million (2005) and is made up of several ethnic groups dominated by the Mossi (over 40%). French is the official national language. Burkina Faso gained its independence from France in 1960.

Burkina Faso is one of the poorest countries in the world, has few natural resources, a fragile soil. About 90% of the population is engaged in (mainly subsistence) agriculture, which is vulnerable to variations in rainfall. Cotton is the key crop. Industry remains dominated by government-controlled corporations. Following the African franc currency devaluation in January 1994 the government updated its development program in conjunction with international agencies, and exports and economic growth have increased. Maintenance of macroeconomic progress depends on continued low inflation, reduction in the trade deficit, and reforms designed to encourage private investment. The bitter internal crisis in neighbouring Cote d'Ivoire continues to hurt trade and industrial prospects and deepens the need for international assistance.

Many observers consider that the gold potential of Burkina Faso is significantly under-explored, however the low level of investment in exploration and general lack of infrastructure have historically hampered development within the gold sector. Regardless, interest (albeit it somewhat subdued) in the mining and exploration sector has continued at the hands of both major and junior companies alike.

4.2 Project Location

The Belahouro Project is located approximately 220km north northeast of Ouagadougou, the capital of Burkina Faso, West Africa, at a latitude of 11° 40' N and longitude of 13° 00' N, 2° 00' W (Figure 4.2_1).

4.3 Land Area

The Belahouro Gold Project comprises one large permit covering an aggregate area of 1,187km^2 as shown in Table 4.3_1 below. The concession boundaries have not been legally surveyed, but are described by latitude and longitude via decree.

Table 4.3_1
Tenement Schedule

Permit Name	Licence Type/Number	Area	Date Extension Granted	Expiry
Belahouro	2003-081/2003-091	1,187km^2	4 October 2004	April 3, 2006
Total		**1,187km^2**		

RSG Global has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Burkina Faso in which Goldbelt is understood to have an interest. In preparing this report, RSG Global has assumed that the properties are lawfully accessible for evaluation and also mineral production.

4.4 Mining Claim Description

The Belahouro Permit has been granted by the Burkina Faso government and consists of one large permit, approximately 1,187km^2 in size located between 14° 17'20"-14° 30'07"N latitude and 0° 55'00"-1°28'10"W longitude in the northern region of Burkina Faso (Figure 4.2_1). The permit has been granted to the company by the Ministère des Mines, de l'Energie et des Carrières and cannot be contested by any other company. The government maintains a 10% carried interest in all permits within the country. This government interest does not occur until the Exploitation Stage.

The Belahouro Permit is a permit which allows the company to carry out all types of exploration provided certain reporting conditions and fee payments are maintained with the Ministere des Mines, de l'Energie et des Carrières. All exploration permits granted in Burkina Faso are for an in initial three-year period after which the permit can be renewed for two additional three-year extensions. After the second three-year period, the company must reduce the area of the exploration permit by 25%. After the third three-year period, the exploration permit must convert to an exploitation licence unless other arrangements for extension or grant of a new exploration permit are made.

The original Belahouro exploration licence of 1600km^2 in size was granted in October 1994 and further renewed for another three years in October 1998. As per the requirements in Burkina Faso, the 2nd renewal was completed in October 2001 with the mandatory 25% reduction to in size to 1187km^2. On November 11, 2004, the Belahouro permit was granted an extension of the expiry date until April 3, 2006.

4.5 Agreements and Encumbrances

RSG Global is not qualified to provide significant comment on legal matters pertaining to the Belahouro Project, however advice provided by Goldbelt Limited suggests that the mineral properties comprising the Belahouro Gold Project are subject to a third party agreement. The BHP Royalty agreement (2.5% of gross sales) is now owned by International Royalty Limited.

4.6 Environmental Liabilities

RSG Global is not aware, nor have we been made aware, of any significant environmental liability associated with the Belahouro Project.

4.7 Permits

All resources and areas of more significant exploration potential defined to date lie within the Belahouro Permit. The Permit provides Goldbelt Resources the right to explore for minerals, however further permitting would be required prior to mine under the general mining code (Law No 023/97/II/AN) of Burkina Faso.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

The Belahouro Project is located close to the international border with Mali in north-central Burkina Faso, approximately 220km north-northeast of the capital Ouagadougou. The nearest town to the project is Djibo, approximately 60km to the southeast.

Access to the Belahouro Gold Project is either via 200km of gravel road from Ouagadougou to Kongoussi and Djibo, or via 180km of sealed road to Ouahigouya and then 110km of gravel road to Djibo. From Djibo to the project is approximately 60km along unsealed village tracks. Access to Belahouro is more difficult during the monsoonal season due to heavy flooding within drainages and inundation of broader, low-lying areas.

5.2 Physiography and Climate

Burkina Faso is typical of Sudanian and Sahel areas immediately south of the Sahara Desert. The Inata project exhibits slightly undulating topography with peneplain relief.

Vegetation throughout the project areas is generally of savannah type with trees of karib, nere and baobab. Northern Burkina Faso has an arid climate, with a well-defined rainy season from July to September. Average rainfall is approximately 500mm per annum with temperatures reaching over 45°C during the hottest part of the year (March to May).

5.3 Local Resources and Infrastructure

Over 80% of the population of Burkina Faso are engaged in subsistence agriculture and nomadic stock keeping. A significant proportion of the male labour force migrates annually to neighbouring countries, particularly Ghana and Cote D'Ivoire, for seasonal employment. Most workers are employed in the agriculture sector growing peanuts, shea nuts, cotton, millet, corn rice, sesame sorghum and tending livestock. Burkina Faso exports cotton, animal products and gold, and imports machinery, food products and petroleum.

Belahouro is the largest permanent village located approximately 30km east of the Inata project. A number of nomadic communities exist in the surrounding district. These communities survive on subsistence farming and small artisan gold mining operations. The artisan workings are based on outcropping mineralisation and the reworking of anomalous laterite gravels.

As is common in most of the countries in this part of West Africa, regional infrastructure in Burkina Faso is poor, with few sealed roads and limited power distribution. Water during the dry season in Belahouro is only available from limited water bores operated by hand pumps. Village housing is a combination of mud huts and portable straw huts.

The Goldbelt central camp situated near the Belahouro village has 2 generators, comfortable accommodation for up to 40 people, 30000 litre diesel storage and a permanent supply of bore water.

6 HISTORY

6.1 Ownership History

Exploration at Belahouro commenced in the early 1980's with four different operators exploring. The Bureau des Mines et de la Geologie du Burkina (BUMIGEB) explored the Belahouro Project between 1984 and 1991, prior to BHP Mineralis International Exploration (BHP) being granted tenure over Belahouro in 1994. Subsequently, Resolute Limited (Resolute) entered into a joint venture with BHP. The Resolute-BHP joint venture was in effect from 1998-2001 after which the concession was operated by Resolute continued the program on its own.

In February 2004, Goldbelt entered into an agreement with Resolute for the acquisition of Resolute's 100% interest in six gold exploration properties in Burkina Faso. The properties are known as the Belahouro, Wakuy, Karba, Kopoi and Bouhaoun properties which are held by Resolute (West Africa) Limited ("RWA"), an indirect subsidiary of Resolute. Goldbelt acquired RWA for cash and securities of Goldbelt in March 2005.

Under the agreement, Goldbelt acquired the Burkina Faso assets of Resolute by the purchase from a subsidiary of Resolute of all the outstanding shares of RWA, a Jersey company, which in turn holds all the outstanding shares of Resolute (West Africa) Mining Company SA, a Burkina Faso company.

6.2 Exploration History

Exploration at Belahouro commenced in the early 1980's with four different operators exploring. Early exploration was completed by BUMIGEB (1984-1991), focused predominately on the regions near the villages of Belahouro and Souma. This exploration targeted quartz veining in the Inata, Souma and Fete Kole prospect areas.

BHP began work at Belahouro in 1994, mapping and interpreting the project geology with the aid of available airborne magnetics. BHP exploration include soil geochemistry ("B" horizon soil sampling), which identified numerous gold anomalies. BHP used the soil geochemistry and surface mapping to guide further exploration which included trenching and wide spaced RC and diamond core drilling mainly at Fete Kole, Inata and Souma.

Resolute, as operators of the Resolute-BHP joint venture from 1998 to 2001, focused exploration activities on the Inata deposit, with minor work also carried out at Souma. The principal objective of the joint venture was to develop the Inata deposit, locate possible mineralised extensions and to outline additional resources at Souma. The exploration completed included RAB, RC, and DD drilling and further soil geochemistry (Table 6.2_1). In addition, other targets were tested including Pali and Fete Kole as well as other targets elsewhere in the Belahouro property.

After assuming full ownership from 2001, Resolute completed additional rock and soil sampling, ground geophysics (TEM and magnetometer surveys) and additional geological mapping. In aggregate, exploration expenditure by Resolute and BHP was approximately $7.75 million.

Table 6.2_1 summarizes the work done to the end of 2003.

Detailed Transient Electromagnetic (TEM) data was acquired over Inata in late 2002/2003 using a SiroTEM Mk II transmitter/receiver through a 200m square loop with 200m moves between stations and 400m between traverses. The TEM data appears effective in locating shear zones, and therefore likely zones of gold mineralisation. This data has allowed existing mineralisation to be modelled within a much more detailed geological framework and has therefore led to the generation of new exploration targets. This data will assist follow-up exploration.

Since February 2004, Goldbelt completed a 201 hole drilling program at Belahouro that sought to evaluate mineral extensions at Inata, Minfo and Sona for a total of 27,000m. The Inata resources calculated in this report are based on the data obtained from this drilling program.

Table 6.2_1 Belahouro Project Exploration History		
Work Completed	**Comments**	**Total**
Drilling		
DD (Diamond Drilling)	BUMIGEB and BHP	10 holes / 1271m
DD	Resolute – BHP JV	11 holes / 1185m
DD	Resolute	2 holes / 1025m
RC (Reverse Circulation)	BHP	326 holes / 22972m
RC	Resolute - BHP J.V	451 holes / 30830m
RC	Resolute	10 holes / 1145.5m
RAB (auger)	BHP	473 holes / 3783m
RAB(Rotary Air Blast)	Resolute - BHP J.V	903 holes / 23253m
Geochemistry		
Soil samples	Reported only BHP	3461
Soil samples	Resolute - BHP J.V	6792
Rock chip	Reported only BHP	407
Rock chip	Resolute - BHP J.V	85
Rock chip	Resolute	1301
MMI	Resolute	262
Soil samples	Resolute	1019
Rock samples	Resolute	118
Trenching		
No of trenches	BUMIGEB and BHP	167
Inata (25 trenches)	Line metres (Inata only)	3295
Samples	Inata only	1674
Pits	Souma, Inata, Pali West- Resolute	53
Samples	Souma, Inata, Pali West-Resolute	122
Geophysics		
Aeromagnetic	Line spacing 200 m by 85 m height	
VLF – EM/Max-Min	Belahouro permit area	
VLF – Max Min	Inata area	
Ground mag	Resolute	3021.7 line km
TEM	Resolute	777.6 line km
Surveying	Local grid – Four geodesic stations established	No statistics
	Base lines detailed -Inata	6.5 line km
Mapping	Local prospect area mapped	1600km^2
Metallurgy	Leach test work on Inata and Souma	420km^2
	Gravity leach test work, Inata	
Remote Sensing	Landsat TM and aerial photography acquired by BHP	
	Landsat TM and SPOT Imagery	

6.3 Resource and Reserve History

In 2000, Resolute (West Africa) Ltd., on behalf of the joint venture, estimated the resources for the Inata deposits as shown in Table 6.3_1. Inverse distance weighting was used with a top cut of 20g/t Au (Resolute 2000). Resolute reported their 2000 estimate as a combination of Indicated and Inferred Mineral Resource in accordance with the guidelines set out in the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Table 6.3_1 Resolute Resource Estimate 2000 Reported at a 1.0g/t Au Lower Cutoff Grade					
Prospect	**Tonnes**	**Grade Au g/t**	**Resource Category (JORC)**	**Approximate Drill Pattern**	**Vertical Depth Drilled**
Inata	7,682,000	2.8	Indicated	50 by 20m	80 to 150m
Minfo	604,000	2.1	Inferred	50 by 20m	60 to 80m

Based on a review of the available data, OreQuest subsequently reported the Resolute resource estimate applying the CNI 43 -101 criteria and this is shown in Table 6.3_2.

Table 6.3_2 Ore Quest Resource Estimate December 2004 Reported at a 1.0g/t Au Lower Cutoff Grade				
Zone	**OreQuest Reclassified Resource (to NI43-101 standards)**			
	Indicated Resources		**Inferred Resources**	
	tonnes	**Au Grade (g/t)**	**tonnes**	**Au Grade (g/t)**
Inata North	3,709,374	3.0	612,200	3.0
Inata Central	2,042,850	2.9	144,500	2.3
Inata South	956,650	2.3	216,300	2.3
Minfo			604,000	2.1
Totals	**6,708,874**	**2.9**	**1,577,000**	**2.5**

RSG Global has re-estimated the Inata resource and classified the estimate in accordance with the CNI 43-101 criteria.

6.4 Production History

The historic production derived from the Belahouro artisanal workings is unknown. Artisan workings to the west and outside of the Inata Central resource visibly have small "manhole" shafts down 15 to 20m and represent an insignificant amount of material removed from any potential insitu resource at Inata.

The artisan workings at Inata are not extensive and have mostly been created by illegal miners. BHP and Resolute establish control over artisanal operations from late 1990's in order to restrict any activity over the known Inata resource areas. Goldbelt has and is continuing to enforce this control. The Inata area has also been and is currently protected by government regulations.

7 GEOLOGICAL SETTING

7.1 Regional Setting

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower greenschist metamorphism and is comprised of intermediate to mafic volcano-sedimentary successions and syn to post-kinematic granite and gabbro intrusions dispersed within sedimentary and tuffaceous schists. A prominent marker horizon consisting of black iron-bearing quartzites lenses is observed within the volcano-sedimentary succession. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralising events. Tarkwaian facies arkosic sandstone overlies the volcano-sedimentary sequence at the eastern border of the Belahouro granite.

The project can be separated into three principal geological domains. The Damba-Inata domain occurs in the westernmost portion of the project area. Central to the property is the Belahouro-Sona Basin, and the Feto Kole province occurs in the eastern region.

The Damba-Inata trend is dominated by metasediments and intermediate to mafic volcanics and volcanoclastics. To the west of the Inata trend, strong magnetic signatures are present in aeromagnetic data indicating the presence of mafic volcanics or sedimentary derivatives. The trend varies over the strike of the prospect, from north-northwest in the south to north in the central area and north-northeast in the northern area.

The Belahouro-Sona Basin consists of turburbitic metasediments and minor volcanoclastics and provides the key elements to comprehension of the regional tectonic framework subsequent to basin formation. The basin is bounded to the east, west and south by early basin forming structures (D1) that have later been reactivated in subsequent phases of compressional deformation (D2). Arcuate, generally south dipping thrusts abut the southern margin of the basin indicating a significant north-south compressional event (D3). Late mineralised (D4) 040° and 330° faults crosscut the entire basin and adjacent volcano-sedimentary terranes.

Feto Kole to the east of the Sona Basin, is a complex of felsic to mafic volcanics and sedimentary derivatives, and various pre-, syn- and post deformation granitoid intrusions. The final phase of intrusion is gabbroic, which is also associated with minor volcanic ultramafic sequences.

The basement geology of the Belahouro Gold Project represents part of the Baoulé-Mossi Domain of the West African Craton which is mainly formed by Birimian volcano-sedimentary series, which dominates the basement geology of the West African Shield. The Birimian Series is composed of volcanic and plutonic bodies (basalt, andesite, rhyolite, rhyodacite, dacite, felsic tuff, gabbro, diorite and ultramafic rocks) distributed within a generally schistose and vertically titled sedimentary and tuffaceous succession of black shale, sandstone, pelitic schists, tuffaceous schist, greywacke, quartzite and chert. This basement succession is overlain by Tarkwaian siliceous and arkosic sandstone and conglomerate.

The Birimian Series of West Africa is host to some of the largest gold deposits in the world, including Sadiola, Yatela, Morila and Syama in Mali, Obuasi, Bogosu, Prestea and Bibiani in Ghana, and Siguiri in Guinea.

7.2 Project Geology

The Birimian volcano-sedimentary series was extensively deformed and metamorphosed during the Eburnean Orogeny. Metamorphic mineral assemblages reflect low-grade regional metamorphism to greenschist facies. However, in the Belahouro-Souma area, kyanite bearing mica schist and pelite indicate higher grade metamorphic regime. The succession is strongly affected by polyphase deformation displaying recumbent folding and strong sub vertical dominant schistosity with transposed bedding plans in some areas. Syn to post-tectonic granitoids intrude the basement succession.

The entire stratigraphy has been intruded by massive post Birimian dolerite dykes and sills with higher magnetic susceptibility that makes them readily distinguishable in airborne magnetic data.

Throughout the Belahouro Project exposures of the Birimian basement succession are rare. Weathering is extensive, persisting up to 100 metres depth with a typical lateritic profile.

The gross structure of the Belahouro Project relies on interpretation of the airborne magnetic data.

Gold mineralisation is dominantly associated with stockwork and sheeted quartz–carbonate–sulphide veining, stockworks of albite-carbonate-sulphide veinlets, or as sulphidic haematitic breccia.

Pyrite is the dominant sulphide species, present as discreet poikilitic euhedra ranging from a fraction to a few millimetres in size, largely confined to vein margins or disseminated within alteration selvedges. Traces of other sulphides, principally chalcopyrite, galena, pyrrhotite, arsenopyrite, bornite, tennantite, linneite and mackinauwite are present as veins, fracture fillings and localized disseminations adjacent to veins. Gold is largely developed within fractures in pyrite grains, rarely larger than 50 microns, and is non-refractory.

Extensive weathering and lateritisation of the mineralisation and surrounding host rocks has occurred. The base of oxidation extends to over 60m in places, but may be locally depressed within zones of fracturing and brecciation. There appears to be little evidence of depletion and corresponding supergene enrichment within the weathering profile, and the width and grade of primary mineralised zones appears to be little different from their equivalents within the saprolite profile.

8 DEPOSIT TYPES

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralisation, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralisation is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are invariably strongly structurally, rather than lithologically, controlled, however the dominance of structural control invariably increases in a manner commensurate with the metamorphic grade.

9 MINERALISATION

The principal gold mineralisation within the Belahouro Project is confined to the Inata and Souma Trends The three Inata deposits (North, Central and South) are located over a strike length of 4km. The deposits are interpreted to be related to the same structural event and are associated with shearing. The Inata Central and Inata South represent the same mineralised trend, separated by lower grade mineralisation and cross-cutting faults. Inata North lies some 300m west of the Inata Central-South trend. The Inata shear trends north-northeast and dips steeply to the west-northwest. Gold mineralisation is present as free grains and is generally associated with carbonate-pyrite alteration within quartz veins.

Sayouba is a small zone (strike 100m) of north-northwest trending gold mineralisation with a dip of 60° to 70° west. It occurs in shale, siltstone, minor intermediate volcanics, and felsic porphyry. The zone is transgressive to the regional foliation (030° to 040°).

Minfo lies on the Minfo-Filio east-west shear zone. The shear zone can be traced over a distance of 20km and is characterised by a wide zone of shearing (up to 400m) associated with a strong aeromagnetic trend. Mineralisation is associated with massive and stringer quartz veining in black shales within an intermediate volcanic shale/siltstone package.

10 EXPLORATION

Prior to commencement of the Goldbelt exploration programs (February 2004 onwards), considerable exploration has been completed by operators BHP and Resolute (Section 6.2).

The Goldbelt strategy was designed to define sufficient resources and reserves to justify investigation of the development of a 2Mtpa CIL processing operation producing approximately 150,000oz to 200,000oz of gold per year.

The programs focussed primarily on infill drilling of the project resources identified with the objective of improving the confidence category of the identified Mineral Resources. A secondary objective of the drilling program was to expand the resource base in order to enhance the mine life of a proposed CIL operation.

This strategy has been successful, with additional higher grade zones of oxide and primary mineralisation defined. It is likely that on-going exploration will continue to identify extensions to existing mineralisation or new mineralisation elsewhere within the permit.

A summary of the principal exploration activities completed by Goldbelt to 30 March 2005 is provided in Table 10_1 below. A detailed listing and discussion of the exploration history is provided as Section 6.2 and is therefore not repeated.

Table 10_1

Goldbelt Exploration Statistics (2004 to March 2005)

Exploration Activity	Exploration Statistics
RC Drilling	198 holes (19,934m)
Diamond Drilling	3 holes (290.9m)

Exploration surveys and interpretations completed to date within the Belahouro Gold Project, have largely been planned, executed and supervised by national and expatriate Goldbelt personnel, supplemented by consultants and contractors for more specialised or technical roles. The data is considered to be of good quality (Sections 11 to 14). The current Goldbelt exploration team, assisted by RSG Global technical personnel, is considered well qualified and motivated to fulfil the responsibilities of on-going exploration programs.

The geological understanding of the Belahouro Gold Project has evolved greatly since the commencement of the Goldbelt exploration strategy and will continue to do so at a similar rate. The knowledge acquired to date confirms the considerable potential of the Inata Trend and surrounding areas. RSG Global considers that the proposed exploration and development strategy is entirely appropriate and reflects the potential of the Belahouro Gold Project.

11 DRILLING

The Inata database includes drilling data generated in three main periods, Bumigeb and BHP drilling (pre 1998), Resolute (1998 to 2004) and Goldbelt drilling from 2004 onwards. The drill data contained in the database is a combination of diamond and reverse circulation (RC) drilling.

Limited documentation is available adequately describing the Bumigeb and BHP drilling (pre 1998) with the description provided relating to the Resolute and Goldbelt data, which dominates the dataset used in the resource evaluation.

11.1 Reverse Circulation Drilling

Four types of drilling rigs were utilised supplied by two drilling companies.

- UDR650 (truck mounted) with 750cfm/350psi compressor. Rod string 4½ inch with 5½ inch face hammer. Supplied by West African Drilling Services (WADS).
- UDR1000 (truck mounted) supplied by West African Drilling Services (WADS).
- Schramm T66 truck mounted with 900cfm/350psi air capability using 5½ inch face hammer. Supplied by WADS.
- Schramm 685 truck mounted with air capability of 900cfm/350psi. Drill string with 4½ inch face hammer. Supplied by Grimwood Davies.

The different drilling company's performance was reported as satisfactory with high daily productivity rates, acceptable sampling recovery (except shallow diamond coring), and safety standards being achieved.

11.2 Diamond Core Drilling

WADS completed diamond drilling for both Resolute and Goldbelt. RC precollars were drilled using a UDR1000 multipurpose rig with 350psi/900cfm capacity. Precollars were completed with a 5½ inch drill bit while diamond coring was completed using HQ triple tube. All holes were surveyed using a single shot camera at the collar and at regular down-hole intervals. Core orientations were completed using the spear technique, with both tungsten and crayon bits utilised, depending on core competency.

Core structure orientations are routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line, determined from the crayon orientation mark recorded during drilling, drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, RQD percentage, rock type, weathering, rock strength and fractures per metre. This basic geotechnical logging is considered appropriate at this stage of project development.

11.3 Drilling Results

A summary of the more significant drilling results returned from the Belahoura Gold Project since the resource estimate cutoff date of 30 March 2005 is provided in Tables 11.3_1 below.

Table 11.3_1
Belahouro Gold Project
Significant Drill Intersections
(post-30 March 2005)

Hole ID	Drill Type	Interval (m)	Grade (g/t)
INRC736	RC	13	5.03
INRC737	RC	15	4.02
INRC738	RC	10	7.6
INRC738	RC	7	5.64
INRC739	RC	31	3.26
INRC739	RC	12	7.12
INRC741	RC	35	3.17
INRC742	RC	36	5.12
INRC743	RC	39	3.99
INRC744	RC	29	6.61
INRC746	RC	28	6.75
INRC747	RC	24	5.41
INRC748	RC	31	2.87
INRC749	RC	30	2.48
INRC751	RC	13	2.17
INRC752	RC	44	1.68
INRC753	RC	31	2.39
INRC754	RC	28	6.67
INRC755	RC	26	9.69
INRC756	RC	11	4.47
INRC756	RC	4	4.42
INRC759	RC	13	5.80
INRC760	RC	76	1.73
INRC761	RC	31	3.37
INRC761	RC	5	2.54
INRC762	RC	11	2.29
INRC763	RC	6	5.08
INRC765	RC	10	3.36
INRC766	RC	10	4.39
INRC767	RC	13	2.84
INRC770	RC	7	2.62
INRC770	RC	7	2.21
INRC773	RC	3	4.29
INRC773	RC	33	3.42
INRC775	RC	31	8.02
INRC776	RC	20	3.52
INRC777	RC	51	3.94
INRC778	RC	29	2.33
INRC779	RC	34	3.55
INRC780	RC	8	3.21
INRC780	RC	4	6.79
INRC780	RC	19	2.87

Wherever possible, drilling was undertaken normal to the plane of the principal mineralised orientation. RSG Global is confident that the modelled resources adequately reflect the drilling orientation with respect to the mineralised strike and down-hole versus true intersection width.

11.4 Drilling Quality

The RC and diamond drilling data applied in resource estimation is generally considered to be of acceptable quality and broadly consistent with international industry standards.

The general quality of RC drilling has progressively improved over time, particularly since more experienced and well-equipped contractors have become available. Drilling practices are also benefiting from closer and more experienced exploration management. The quality of diamond drilling is considered to be of industry accepted standard, however, recoveries for diamond core from the moderate to highly weathered saprolite has been poor (Section 12.3).

12 SAMPLING METHOD AND APPROACH

12.1 RC Sampling and Logging

RC drill chips were collected as 1m intervals down-hole via a cyclone into PVC bags prior to splitting.

The collected samples were riffle split using either a multi stage Jones riffle splitter or via multiple passes through a single stage Jones riffle splitter. A final sample of approximately 2kg was collected for submission to the laboratory for analysis. Wet samples were collected via grab sampling. The dry sampling represents industry standard practices, but the method of grab sampling the wet RC samples may result in unreliable data, however, wet samples represent a small percentage of the dataset.

RC chip boards were systematically compiled by gluing the sieved RC chips to a board. These boards represent a good record and a useful tool for re interpretation of the geology and mineralisation. During the site visit, holes INRC001 to INRC150 were available for inspection although the remaining chip boards (300 plus holes) for Resolute drilling were not located. This drilling represents the bulk of the Inata Deposit and needs to be located and preserved (it was noted that the located boards were being eaten by white ants). Chip trays were used by Goldbelt and were inspected in Ouagadougou.

12.2 Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. After the marking out of the required interval, the core was cut in half by the electric diamond blade core saw. The cut is made along the orientation line with the half core portion that looks north being retained as a reference. The half portion that looks to the south is broken up for assay.

In the upper oxide zone, the core was too friable for diamond saw cutting. The procedures were to dry cut or cleave the core in this case. The sample weight required was 2kg.

The following diamond holes were inspected during the site visit; INDD007, INDD008, INDD009, INDD016, INDD018, INDD019 and INDD020.

The zone of mineralisation in holes INDD7 to INDD9 had been weakly weathered and the core was relatively competent. Fines along fractures and veining had been washed out but recoveries were above 90%. Holes INDD16, INDD18, INDD19 and INDD20 were moderately to strongly weathered, the core was crumbly and friable and sample recovery was very poor. Figure 12.2_1 shows diamond core recovery at 42m down hole for INDD016, note the poor recovery around quartz vein where it is not possible to take a representative sample. Consequently, these holes are likely to underestimate the gold in grade and width when compared to adjacent RC.

12.3 Sample Recovery

Sample recovery for RC drilling was noted as good and generally estimated to be in excess of 20kg per metre drilled. Sample weights have not been systematically recorded, however review of deteriorated samples in the bag farm at the Belahouro camp and at Inata indicates acceptable sample recoveries were being achieved. (Based on 5" or 122.5mm diameter RC drillholes and the established average weighted bulk density, the notional volume recovery of dry samples should approximate 20kg/m in saprolite and 32kg/m in the primary zone). Resolute states that a few wet intervals were recorded, generally at rod changes. On inspection of RC drilling during the RSG Global site visit in April 2005, the samples were kept dry to depths of 200m. Drillers were pulling back after every metre and samples were being systematically weighted with very good recoveries noted.

Sample recovery in diamond holes was poor for the moderate to highly weathered zones. Core loss tends to occur due to washing and/or grinding at the commencement and completion of drilling runs, particularly within the partially oxidised portion of the profile or within friable zones of tectonised rock. Consequently, this drilling is considered as low confidence and recovery has been appropriately considered during estimation.

12.4 Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples afforded by diamond coring within the highly weathered zones are of poor quality, however the sample recoveries for the RC drilling is high.

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data (Section 14.2) generated and no distinct bias is evident. RC sampling still requires close supervision to ensure adequate representivity.

13 SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1 Sample Security

RSG Global is unable to provide comment on the sample security of the data collected prior to Goldbelt's involvement, however, the sampling and sample dispatch protocols implemented by the Resolute-BHP JV, and subsequently by Resolute, are similar to those described below.

The rapid submission of samples from drilling for analysis, and the close scrutiny of procedures by expatriate technical staff, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular 'blind' submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Goldbelt drilling procedures require samples to be stapled closed once taken from the rig. They are then transported to the Belahouro secure camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored on site, including chips derived from RC drilling, half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. All pulps are stored at a Goldbelt storage facility in Ouagadougou and were inspected during the site visit. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the historical and anticipated tenor of mineralisation.

13.2 Analytical Laboratories

Prior to BHP/Resolute involvement with the project, all sample analyses were completed at the Bumigeb laboratory in Bobo-Dioulasso. This laboratory represents data associated with 0.03% of the database.

Data collected by BHP represents approximately 21% of the database and was assayed at SGS in Tarkwa. Digital quality control data is not available and data has been reviewed from reports.

Quality control by Resolute identified that the Bumigeb laboratory was unreliable, therefore all Resolute samples were assayed at Intertek Testing Service (ITS) laboratory based in Ouagadougou, Burkina Faso. Data analyses by ITS represents data associated with approximately 46% of the assay database.

Analytical work completed on behalf of Goldbelt was done by Transworld Laboratory Tarkwa in Ghana. After identifying some issues with sample preparation with the Transworld Laboratory, all sample preparation and analysis for the current drill program (post May 2005) is being completed by SGS Tarkwa in Ghana. Both of these laboratories use conventional fire assay with AAS finish. Goldbelt has continued using Resolute standard procedures for quality control. Transworld represents data associated with approximately 33% of the database.

13.3 Sample Preparation and Analytical Procedure

13.3.1 Intertek Testing Service (ITS)

The assay method applied by ITS is summarised below.

- Sample Preparation
  - 2kg or less of sample is dried, disaggregated, crushed, and pulverised (95% passing -200 micron).
  - Two 180gram pulps are taken for analysis and pulp storage.
- Sample Analysis
  - 30gram charge, Fire Assay fusion, lead collection, AAS determination to 8ppb.
  - Gravimetric analysis completed on Au>10g/t.

Routine quality control included submission and assay of two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results. Sample preparation and analytical methods have been conventional and appropriate.

13.3.2 Transworld – Tarkwa

The assay method applied by Transworld (Tarkwa) was as follows:-

- 2kg to 3kg field splits are oven dried at 105°C.
- Crushed in a jaw crusher to a nominal 3mm.
- 1.5kg sub-sample collected via a riffle splitter.
- The 1.5kg sub-sample pulverised in a homogenizing mill (LM2) to 90% -75µ.

The 50g Fire Assay analytical procedure applied to the pulps is summarised as follows:-

- 50g portion of pulverized sample is weighed.
- Sample fused in a fusion furnace to produce a lead button.
- Lead button is cupelled in a cupellation furnace.
- Resulting prill is subjected to acid dissolution.

The resulting solutions are then read on an AAS, with a stated detection limit of 10ppb gold.

13.3.3 SGS Tarkwa

The current drill program, post May 2005 (and previously BHP samples) is being analysed by SGS Tarkwa with the following procedure:-

- 2kg to 3kg field splits are oven dried at 105°C.
- Crushed in a Jaw crusher to a nominal 3mm.
- 1.5kg sub-sample collected via a riffle splitter.
- The 1.5kg sub-sample pulverised in a homogenizing mill (LM2) to 90% -75µm.

The 50g Fire Assay analytical procedure applied to the pulps is summarised as follows:-

- 50g portion of pulverized sample is weighed.
- Sample fused in a fusion furnace to produce a lead button.
- Lead button is cupelled in a cupellation furnace.
- Resulting prill is subjected to acid dissolution.

The resulting solutions are then read on an AAS, with a stated detection limit of 10ppb gold.

13.4 Adequacy of Procedures

Analytical procedures associated with data generated prior to BHP cannot be assessed, as not all of the relevant information is available. Procedures associated with BHP, Resolute and Goldbelt assaying are consistent with current industry practise and are considered acceptable for style of mineralisation identified at Belahouro.

14 DATA VERIFICATION

14.1 Quality Control Procedures

The current quality control procedures include the submission of internationally recognised standards, umpire assaying at an internationally recognised laboratories in Australia (5% of total mineralised intercepts are planned to be submitted at the completion of the current drill program in July 2005), duplicate and replicate sample analyses and the submission of RC field duplicate samples at a rate of 1:30, with the latter providing a comparison of the total sampling and analytical error. The assay quality control procedures applying to the various laboratories is summarised in the following sections.

14.1.1 Intertek Testing Service (ITS)

The quality control procedures implemented by ITS assaying were:-

- Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.
- Compressed air gun used to clean crushing and milling equipment between samples.
- Barren quartz 'wash' applied to the milling/pulverising equipment at the rate of 1:10.
- Quartz washes assayed to determine the level of cross contamination.
- Sieve tests are carried out on pulps at the rate of 1:50 to ensure adequate size reduction.
- Assaying of internal standards data.
- Mineralised duplicate pulps despatched to Genalysis Laboratory Services in Perth, Australia, for umpire fire assay analysis.

14.1.2 Transworld (Tarkwa) SGS (Tarkwa))

In addition to the above procedures applied at ITS, the following procedures were adopted for Transworld and SGS:-

- A minimum of 3% (1:30) of the submitted samples in each batch, are duplicated in the field.
- Blank samples are inserted at the rate of approximately 1:30.
- Screen tests are undertaken on sample pulps at the rate of 1:20.
- Industry recognised solid standards (Rocklabs) are disguised and inserted at a rate of 1:30.
- Assaying of internal standards data.
- Mineralised duplicate pulps (representing 5% of the mineralised intercepts) are to be despatched for umpire fire assay analysis.

14.2 Quality Control Analysis

The assay quality control data, as they pertain to resource estimates completed on the basis of data available to 26 May 2005, have been subdivided into pre BHP data, BHP data, BHP/Resolute- Resolute data and Goldbelt data.

The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:-

- Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
- Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.
- Mean vs % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.
- Mean vs %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD).
- Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.
- Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.
- Standard Control Plot shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.
- Cumulative Deviation from Mean Plots illustrate the cumulative sum of the deviation from the expected value of a particular reference standard or from the mean of the assays over time, and is used to determine direction and severity of bias and illustrate changes in grade over time.
- Cumulative Deviation from Expect Value Plot illustrates the cumulative sum of the deviation from the expected value of a particular reference standard over time. Used to determine direction and severity of bias, and to illustrate changes in grade over time.

Comments on the results of the statistical analyses for each laboratory are provided below while a compilation of the descriptive statistics and graphical plots are presented as illustrations.

14.2.1 Pre BHP

Little quality control data exists for the assaying competed pre BHP. No quantitative assessment can be made in relation to the quality of this data however the data accounts for only 0.03% of the database.

As little quality control data exists for the assaying competed by BHP. No quantitative assessment can be made in relation to the quality of this data.

14.2.2 Resolute/BHP-Resolute (ITS)

Quality control data has been evaluated in the internal report 'Interim Report December 31 1998 by Resolute. A total of 583 pulps were submitted to Genalysis Laboratory Services in Perth, Western Australia as part of routine off-continent analysis. A high correlation was noted between data sets indicating no bias in the original assay data set.

Routine quality control included two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results. Sample preparation and analytical methods have been conventional and appropriate.

Data was reviewed by RSG Global in the form of reports for the QA/QC completed by Resolute. The available data indicates that acceptable levels of accuracy and precision were being achieved in assaying for these datasets. The pulps remain intact and were inspected during the site visit at the Goldbelt storage facility in Ouagadougou affording the possibility of selective reassay if deemed necessary. Based on a visual review of the different drillhole datasets, no apparent change in assay quantum was identified.

14.2.3 Goldbelt (Transworld – Tarkwa)

The exploration samples generated by Goldbelt have to date been assayed at the Transworld laboratory in Tarkwa.

Digital QC data has been supplied to RSG Global for review. Field duplicate data, international standards, blanks and pill data has been reviewed.

Pill data supplied showed extreme discrepancies. After consultation with the laboratory it was determined that during sample preparation, operators saw the pills as contaminants and removed them from the sample. The later analysis conducted when operators stopped the practice of removing the pills shows that samples were generally being correctly crushed, homogenised and splits were representative of the crushed sample. Plots are supplied for the 3 pills utilised (0.58g/t 2.25g/t and 7.89g/t, Figures 14.2.4 to 14.2.6 respectively). Note that pills are a form of standard that when sample weights are available metal can be calculated. A 50% tolerance has been used so that overall trends in the data can be seen. The mean of the assay pill data, as shown in all QC plots (Figures 14.2.4_1 to 14.2.4_3), reports under the expected value. Due to the incorrect preparation of the pill samples, Goldbelt elected to discontinue to use TWL and to switch to SGS Tarkwa for its assaying.

Field duplicate data is available for 644 samples. Figures 14.4.2_4 and 14.4.2_5 respectively show results for the total data and a dataset generated excluding <0.1g/t Au data. The results show acceptable levels of precision, with 88% of the ≥0.1g/t Au data within the 20% HARD tolerance limits and a linear correlation of 0.98.

Analyses of blanks were available to review the data for possible contamination. The blanks database comprised 642 data. Little contamination was evident (Figure 14.2.4_6), with the 55% of data lying at or within twice the detection limit of 0.005g/t Au. Minor spikes are seen in the data with some clustering of higher background values apparent.

The quality control data suite investigated for the 2005 drilling comprises 37 assays of independently submitted standards. The submitted standards were sourced from Rocklab Ltd who specialise in producing international accredited standards.

RSG Global completed a review of the following Rocklab standards:-

- Standard 0.42 (expected value 0.42g/t) – Figure 14.2.4_7.
- Standard 1.30 (expected value 1.30g/t) – Figure 14.2.4_8.
- Standard 3.46 (expected value 3.46g/t) – Figure 14.2.4_9.

The data analysis revealed some notable bias with standard 0.42, 1.30 and 3.46 reporting only 54%, 69% and 77% respectively of standards within 10% tolerance limits. The limited nature of the dataset however should be appropriately considered. No order of magnitude errors were seen, however, batches with standards outside the 10% tolerances should be reviewed. Some anomalies were identified which appear to reflect incorrect labelling of the standards, in particular the 0.42g/t standard, and hence indicate that supervision of this aspect of the sample submission may have been inadequate. Goldbelt has elected to discontinue to use TWL and to switch to SGS Tarkwa for its assaying.

In general, and notwithstanding the above identified and rectified sample preparation error with the pills, the Transworld laboratories have achieved acceptable levels of precision. Based on the available standards assaying, insufficient data is available to assess the assay accuracy fully. Based on the current data set, RSG Global believes no systematic bias exists.

Umpire assaying proposed at the completion of the current drill program in which 5% of the mineralised intercepts are re-analysed by off continent laboratories is strongly supported. This is strongly recommended for a final review and will help data quality assessments.

14.2.4 Analytical Data Quality Summary

Detailed quality control assessment of the analytical data generated has not identified any material bias. The analytical precision for both assay standards and field duplicate data is acceptable. The quality of the analytical data applied in resource estimation is generally considered consistent with industry standards. As part of normal exploration practises, ongoing review of all quality control data, including independent umpire assaying and Goldbelt submitted standards, is strongly recommended.

14.3 Bulk Density Determinations

See Section 17.5 (Statistical Analysis)

14.4 Survey Control

14.4.1 Topography

Topography has been generated from the drill hole collar survey data. RSG Global considers the topography to be of moderate confidence considering the limited relief of the Inata deposits. A more extensive topographic survey is recommended for detailed mine planning.

14.4.2 Collar Surveys

In 1998, when Resolute took over exploration management at the Belahouro Project, a detailed surveying program was completed over the entire project. BAGEME/IGB, a Burkina Faso government survey agency, was employed to complete the survey. Baselines of the local grids were accurately surveyed and geodetic stations were established in UTM WGS 84 datum.

Drill holes have been accurately surveyed using standard theodolite techniques based on the geodetic stations. Subsequent drilling by Resolute has been picked up by a differential GPS unit to survey drill hole collars to an accuracy of ±1 metre.

RSG Global has independently checked nine drill hole collars using a hand held GPS (6m accuracy), randomly selected from the South Inata, Central Inata, North Inata and Minfo deposits and the Sayouba prospect. The check survey is comparable to the provided database collar survey.

All recent Goldbelt drilling has been resurveyed by DGPS and the data are incorporated into the exploration survey file. All drillhole collars are marked with a cement slab for future reference.

14.4.3 Down-hole Surveys

BHP-Resolute drilling diamond drilling was downhole surveyed by an unstated method at regular downhole intervals. The RC holes were unsurveyed. However, the limited depth of these holes would result in little substantial deviation and is not considered warranted.

For the current Golbelt drill program, down-hole surveys are undertaken by the drilling contractor under the supervision of Goldbelt personnel prior to the completion of each hole. All down hole surveys were completed using an Eastman single shot camera at the collar and at regular down-hole intervals. All azimuth readings taken by the camera are magnetic. No survey shots were validated during the site visit. Office personnel were unable to locate the survey discs.

In the case of RC holes, surveys are undertaken at nominal 30m to 50m intervals in the open hole after drilling is completed. The drillholes remain very competent due to the lack of ground water (Up to 200m in depth) and are easily surveyed open hole with minor risk to hole blockage and loss of camera. A single shot camera is used to derive dip and azimuth readings as drilling proceeds, and each survey result is checked onsite before being entered into the survey file, and re-surveyed if a discrepancy between the planned and determined orientation is evident. Holes typically deviate less than 7° in both dip and azimuth over a hole length of up to 200m.

The azimuth and dip can be readily determined through the bottom of the bit within diamond core holes. This information is also determined at nominal 30m to 50m intervals *down-hole and recorded in the database in a similar fashion.*

Once the set-up orientation of the rigs is defined, little deviation is evident in either the RC or diamond drilling and the spatial distribution of data is considered to be well controlled.

14.5 Data Quality Summary

On the basis of the 2005 RSG technical audit and site visits, and data provided subsequently by Goldbelt technical staff, the appropriateness of the exploration procedures relating to resource delineation can be summarised as follows:-

- Diamond, and RC drilling have been undertaken by reputable contract drilling companies using industry standard drilling equipment and procedures.
- *Survey control for the majority of projects is accomplished by surveying of drillhole* collars using a DGPS. Drillhole locations are well established in relation local and UTM grids.
- Drillhole sampling procedures are consistent with acceptable industry standards.
- Assaying procedures are considered consistent with acceptable industry standards.
- Review of the pills data indicates that a high level of error is present in sample preparation where pils were removed, however no bias has been identified in samples completed.
- Review of the field duplicate data indicates that a low level of sampling error is present. No bias has been identified.
- Assaying completed by ITS and Transworld displays acceptable levels of accuracy and precision.
- Density stratification based on diamond core data is considered acceptable for resource calculation however more data is required for a detailed review.

14.6 Source Data

Goldbelt staff supplied digital and hard copy data for the Belahouro Project. In summary, the following key digital data relevant to the resource estimation study were provided:-

- Drillhole databases containing collar location data, downhole survey data, assay data, and geology data.
- Internal documentation including geological logging tables.
- QAQC databases.
- Density databases.

In addition, reference data and support documentation relevant to the resource estimation study were supplied as numerous internal company reports.

14.7 Drillhole Database

RSG Global was supplied with a series of binary and ASCII databases from site, which were loaded into the Micromine software package and reviewed in detail as part of the resource estimation process. The database investigations undertaken by RSG Global included:-

- A review for completeness (hole exists in assay, collar, survey and geology files).
- Validation for duplicated sample numbers.
- Validation of azimuth and dip ranges.
- A review of assay results for consistency of recording, flagging, detection limit and unit.
- Compilation and validation of missing intervals.
- Review of high-grade assay intervals.
- Validation of geology codes.
- 3D coordinate generation and review.

In addition to the above, a validation of primary assays against the original assay certificates was undertaken. At least one hole per section line was compared against the digital database. This represented approximately 30% of the database. A small number of inconsistencies were identified during the database validation, requiring adjustment or correction prior to resource estimation, including:-

- Incorrect and incomplete downhole survey data.
- Missing assays from intervals known to have been assayed.
- Typographical errors.
- *Inconsistencies in the geological coding due to multiple phases of exploration, and* variations in geology codes and logging personnel.

The databases are considered to be of acceptable industry standards.

Summary details of the drilling completed grouped by drill type, based on the validated drillhole database, is provided in Table 14.7_1.

Table 14.7_1
Belahouro Gold Project
Summary of Drilling Database Statistics Grouped by Drill Type

	DDH	RC	Total
Holes	24	729	753
Metres	3,311.9	57792.5	61,104.4

Summary details of the drilling completed grouped by Company are provided in Table 14.7_2.

Table 14.7_2
Belahouro Gold Project
Summary of Drilling Database Statistics Grouped by Company

Company		DDH	RC	Total
Pre BHP	Holes	4	0	4
	Metres	200.9	0	200.9
BHP	Holes	6	156	162
	Metres	1069.5	12,006.5	13,076
BHP Resolute	Holes	0	309	309
	Metres	0	21445	214455
Resolute	Holes	11	66	77
	Metres	1750.5	4407	6157.5
Goldbelt	Holes	3	198	201
	Metres	290.9	19,934	20224.9

Summary details of the drilling completed grouped by Laboratory are provided in Table 14.7_3.

Table 14.7_3
Belahouro Gold Project
Summary of Drilling Database Statistics Grouped by Laboratory

Company		DDH	RC	Total
Burnigeb	Holes	4	0	4
	Metres	200.9	0	200.9
SGS	Holes	6	156	162
	Metres	1069.5	12,006.5	13,076
ITS	Holes	11	375	386
	Metres	1750.5	25,852	27,602.5
Transworld	Holes	3	198	201
	Metres	290.9	19,934	20224.9

15 ADJACENT PROPERTIES

There are no mineral deposits associated with adjacent projects that are directly relevant or comparable to the Belahouro Project.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

In 1999, four composite samples of Inata material were tested by AMMTEC of Australia. The samples were crushed to minus 2mm prior to splitting into both one kilogram mill charges and 200 gram assay samples. Duplicate head assays compared well, with less than 5% variation between assays. Samples were ground to 80% passing either 106 or 75 microns. Gravity recovery was tested using a small Knelson concentrator after grinding followed by amalgamation. All gravity and amalgam tailing was then subject to cyanide leaching. Table 16_1 summarizes the results of these tests.

Table 16_1

Gravity Cyanaidation Test Results on Inata Composites

Comp. Sample No.	Descr.	Grind 80% passing microns	Calc'd Head Au g/t	Leach Residue Au g/t	Gold Extraction % with time Hrs.				Reagent Consumption kg/t	
					Gravity	2	8	24	Lime	NaCn
T128827	L. G. ox. (0-16m)	106	1.49	0.083	16.2	84.4	94.5	94.5	1.17	0.83
		75	1.41	0.082	11.3	77.2	92.1	94.2	1.66	0.53
T128828	H.G. Ox. (6-65m)	106	8	0.322	14.9	91.4	95.2	96	1.37	0.78
		75	8.3	0.341	13.9	80.4	94.5	95.9	1.36	1.08
T128829	L. G. ox./Tr. (68-91m)	106	1.6	0.311	13.6	80.6	80.6	80.6	3.7	0.68
		75	1.38	0.382	8.8	82.5	84.7	86.8	2.52	0.75
T128830	H.G. Ox./Tr. (61-90)	106	7.8	1.21	16.8	80.9	83.6	84.4	2.74	1.08
		75	7	1.25	10.4	80	82.1	82.1	3.28	0.75

The tests indicate that the material is not particularly grind sensitive below 100 microns. Ninety percent recoveries were achieved in oxide samples similar to results obtained from 24 bottle roll tests at ITS laboratory in Ouagadougou. Due to the relatively low recoveries in transition samples, oxygen sparging tests were performed on the T128829 106 micron sample. Aeration improved overall recovery to 90% within two hours with slightly lower lime consumption.

Test work was also done by AMMTEC regarding potential preg-robbing carbon thought to be present in some of the host rocks. Samples of core from hole INRD 09 were shipped to Australia for the tests. The samples were from carbonaceous shale at 143 meters depth and andesite at 181 meters. The mineralised zone averaged 1.35g/t Au from 151m to 164m and 6.15g/t Au from 164m to 172m. The andesite contained mainly carbonate carbon, however, the shale sample was found to be extremely preg-robbing removing 90% of the solution gold within one hour.

CIL tests were run on Inata North and Central deposit composites. Samples were ground to 80% passing 106 microns and again gravity concentrates (11% to 25% recovery) were removed prior to leaching. Oxide recoveries of 91 and 92 percent were achieved and transition zone recoveries were lower at 81 to 86%. Some recovery of gold was made in all cases after one day of leaching, much slower dissolution rate than previous tests and attributed to the grind size.

Samples of oxide and transition material were used to calculate the bond work index of the material. The results by AMMTEC indicated work indices of 16 for oxide material and 11 to 13 for transition material. The index of 16 reported by AMMTEC is quite high and further work is warranted to verify this number and determine the reason for it. In their various reports AMMTEC recommend that further studies are warranted to determine minor element (such as copper) effects on leaching which could be done by ICP analysis of assay samples.

17 MINERAL RESOURCE ESTIMATES

17.1 Introduction

RSG Global has generated resource estimates for the Inata deposit within the Belahouro Gold Project as at 26th of June 2005 using the MIK estimation technique. The technique selection was based on a combination of factors including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style of mineralisation.

The resource model was derived via geological and mineralisation zone modelling of the individual deposits.

17.2 Database

The resource estimation was based on the available exploration database which comprised a series of binary and ASCII files. These files were reviewed and validated by RSG Global prior to commencing the resource estimation study.

The following two issues highlighted by Cavey (2004) were investigated by RSG Global:-

- Typographic errors within the assay database

  RSG Global believes that Cavey has inappropriately referenced a subset of the data which has averaged the Au fields in his investigation. RSG Global believes that averaging Au fields in the dataset is not statistically appropriate. An extensive review to ensure the veracity of the digital database was completed by RSG Global. The original assay certificates were used, with at least one hole per section line compared against the digital database. This represented approximately 30% of the database. No significant errors were found in this investigation with RSG Global satisfied as to the validity of the digital database.

- Complete screen fire assays on visible gold samples

  RSG Global reviewed core samples during site visit and concluded that the amount of visible gold present is extremely minimal and conducting screen fire assays not warranted. Quality control assaying completed to date shows high levels of precision, indicating little visible gold and little impact to assaying precision by visible gold. This is supported by metallurgical test work, which reports small amounts of gold to the gravity circuit. This data includes screen fire assays completed by Genalysis in which little gold reported to the coarse fraction

No topographic data was supplied and, as such, a topographic surface has been generated from drillhole collar co-ordinates. No depletion of the model has been undertaken for the artisanal workings due to the lack of robust topographic information and digital data pertaining to the workings. Artisan workings viewed during the RSG Global site visit are small scale and are considered insignificant in respects to resource depletion.

17.3 Geological Modelling and Mineralised Zone Interpretation

Surfaces were generated for the regolith/oxidation (logged weathering) and used to code the drillhole database, the block model and bulk density stratification. The regolith logging available for this study is incomplete and, as such, the resultant regolith/oxidation interpretation is considered preliminary. The generalised regolith/oxidation surfaces represent the base of the oxide and base of the transitional zones. RSG Global recommends relogging of all available RC chip trays to ensure a more robust weathering and oxidation interpretation can be generated. Figure 17.3_1 provides a typical cross section.

A mineralisation interpretation was completed based on the geological review and site visit completed by RSG Global. The interpretation captured the broad mineralisation halo that encompasses the geological vein system.

The parameters applied to mineralisation zone definition were as follows:-

- A notional 0.3g/t Au lower cutoff.
- A minimum horizontal thickness of 3m.
- No strict internal waste criterion.
- Consistency with the available geological interpretation.

Applying the notional 0.3g/t Au lower cutoff grade and geology criteria, 6 mineralisation domains (termed domains 110,120,130 (Inata North), 210, 220 (Inata Central) and 310 (Inata South)) were defined at the Inata deposit. Two broad domains (termed domain 510 and 520) were defined to constrain the remaining background mineralisation where the continuity of mineralisation was difficult to establish. The mineralised domains were used to code both the drillhole database and block model.

Figures 17.3_2 to 17.3_5 presents a plan view of the drilling and the mineralisation interpretation for all domains, with typical a cross section provided as Figures 17.3_6 to 17.3_8. Note the presented figures show the down dip extensions of the mineralisation wireframes used to extrapolate the grade estimate for pit optimisation purposes. The regions of domain extension were excluded from the resource reporting.

17.4 Statistical Analysis

The drillhole database was composited to a 2m down-hole composite interval, recording the coded geological data. The 2m composites were used for subsequent statistical, geostatistical and grade estimation investigations.

Classical statistics were generated for all domains (Table 17.4_1). A high grade of 210.3g/t is noted for Domain 310. The grade distributions are typically of gold deposit of this style and show a positive skew or near lognormal behaviour. The coefficient of variations (CV - calculated by dividing the standard deviation by the mean grade) are high (generally above 1) consistent with the presence of extreme grade composites that potentially require high grade cutting for grade estimation.

Table 17.4_1 Summary Statistics by Grouped Domain 2m composites uncut, Gold grade (g/t)								
	Domain 110	Domain 120	Domain 130	Domain 210	Domain 220	Domain 310	Domain 510	Domain 520
Count	1,095	241	55	1,242	72	524	3,269	5,998
Min	0.01	0.02	0.10	0.01	0.03	0.04	0.01	0.01
Max	24.11	15.92	5.17	34.88	12.92	210.3	25.59	7.71
Mean	2.60	1.95	1.03	1.98	1.56	1.840	0.18	0.14
Median	1.45	1.05	0.60	0.84	0.96	0.680	0.06	0.06
Std Dev	3.33	2.53	1.12	3.26	2.03	9.8200	0.78	0.33
CV	1.25	1.30	1.09	1.64	1.30	5.33	4.27	2.39

The requirement for high grade cuts or caps was assessed via a number of steps to ascertain the reliability and special clustering of the high grade composites. The steps completed as part of the high-grade cap assessment are summarised below:-

- A review of the composite data to identify any data that deviate from the general data distribution. This was completed using histograms and log probability plots, for example, Figure 17.4_1 displays the log probability plot for Domain 310 and highlights the high grade cap applied.
- Construct and review plots comparing the contribution to the mean and standard deviation of the highest-grade composites (Figure 17.4_2).
- A visual review to allow assessment of the clustering of the higher-grade composite data.

Based on the high grade cap investigations, high grade caps were selected and applied to the composite data as shown in Table 17.4_2. Little reduction in the available metal is noted for Inata North while the caps applied to Domains 220 and 310 adjust few data but impact of the mean grade significantly. Additional infill drilling is required to further test the robustness of the high grade intersects, which, if confirmed by the infill drilling, will support a less aggressive cutting strategy.

Table 17.4_2 Summary of Upper Cuts Including Pre and Post Application of High Grade Cap Sample Statistics *2m Run Length Composites – Gold Au (g/t)*											
Region	Domain	Pre Cap Statistics				Upper Cap	Post Cap Statistics				% Reduction in Mean
		Number Data	Mean	Std Dev	CV		Mean	Std Dev	CV	Number Data Capped	
Inata North	110	1,095	2.67	3.33	1.25	21.0	2.67	3.32	1.24	1	100%
	120	241	1.95	2.53	1.30	no cut	1.95	2.53	1.30	0	100%
	130	55	1.03	1.12	1.09	no cut	1.03	1.12	1.09	0	100%
Inata Central	210	1,242	1.98	3.26	1.64	28.0	1.98	3.18	1.61	2	100%
	220	72	1.56	2.03	1.30	5.0	1.37	1.24	0.91	2	88%
Inata South	310	524	1.84	9.82	5.33	16.0	1.32	2.11	1.60	6	72%
Min. Halo Nth	510	259	1.18	1.94	1.64	13.0	1.15	1.70	1.48	1	97%
Min. Halo Sth	520	3,269	0.18	0.78	4.27	8.0	0.17	0.52	3.06	4	94%

In aggregate 299 specific gravity (SG) determinations were available for review. The SG data was collected by BHP and Resolute by water immersion and core weight/volume methods. The collection method is not well documented and, as such, significant uncertainty exists as to the nature of the data. However, RSG Global believes this data to represent insitu dry bulk density data and, as such, accepted the data for the study. The final density applied to resource reporting is presented as Table 17.4_3.

Table 17.4_3

Summary Statistics Bulk Density Data (reported as SG)
Classified by Regolith

Domain	Oxide	Transitional	Primary
Count	71	186	42
Specific Gravity	2.1	2.5	2.7

While RSG Global has elected to use the BHP and Resolute bulk density data, if the test sample has not been appropriately dried and sealed, moisture and voids could result in variable bulk density measurements. RSG Global has estimated that a 15% reduction for the oxide and transitional material and 5% for primary material is possible.

The quality of the current bulk density data remains a material issue and the further collection of high confidence density data is considered essential. RSG Global recommends that drilling includes the collection of suitable spaced diamond core to allow robust density determination for all deposits. Sufficient data is required to accurately establish the density for oxide, transition and fresh material.

17.5 Variography

Variography is used to describe the spatial variability or correlation of an attribute (gold, silver, sulphur, etc). The spatial variability is traditionally measured by means of a variogram, which is generated by determining the averaged squared difference of data points at a nominated distance (h), or lag. The averaged squared difference (variogram or $\gamma(h)$) for each lag distance is plotted on a bivariate plot, where the X-axis is the lag distance and the Y-axis represents the average squared differences ($\gamma(h)$) for the nominated lag distance.

In this document, the term "variogram" is used as a generic word to designate the function characterising the variability of variables versus the distance between two samples. Correlograms have been used for the estimation studies completed for the Belahouro Project.

Fitted to the determined experimental variography is a series of mathematical models which, when used in the kriging algorithm, will recreate the spatial continuity observed in the variography. All variography for the resource estimation study has been based on the 2m composite grade data captured within the investigated mineralised domains.

Geostatistical software Isatis has been used to generate and model variography. The rotations are reported as inputs for grade estimation, with X (rotation around Z axis), Y (rotation around Y`) and Z (rotation around X``) axes also being referred to as the major, semi-major and minor axes respectively.

Variography was generated and modelled for all estimated mineralisation domains although the Inata North mineralisation (Domains 110, 120 and 130) were grouped for variography. Typically, variography was generated and modelled for the grade data and 5 indicator thresholds, generally representing the 30th, 50th, 75th 85th and 90th percentile of the data distribution.

A summary of the key aspects of the indicator variography is provided in bullet form below:-

- The relative nugget (% nugget variance of the total variogram variance) for the indicator variography ranges between 30% and 48%, indicating a moderate amount of close-spaced variability. Similar relative nugget effects are noted for the grade variography.
- Short range structures dominate the non-nugget variance, often with a range at or less than the average drill spacing. The implication of this is that a high degree of smoothing can be expected in estimation and that estimation of small blocks will be ineffective and result in over smoothing.
- Overall ranges are noted to be in excess of the current drill spacing.
- No plunge component within the mineralised envelopes was identified for any domains.

The modelled variography is consistent with both the geological modelling and the style of mineralisation with increased nugget effects and reduced ranges fitted for the higher grade indicator thresholds. The indicator variogram models are presented as Table 17.5_1.

Table 17.5_1

Gold Variogram Models- Inata

Domain	Indicator Thresh.or Type	Nugget	Rotation			Structure 1				Structure 2			
			z rotn	y rotn	x rotn	Sill 1	Range			Sill 2	Range		
							X	Y	Z		X	Y	Z
110 / 120 / 130	**Au**	**0.30**	**05**	**0**	**70**	**0.40**	**55**	**45**	**10**	**0.15**	**110**	**110**	**19**
	0.59	0.45	05	0	70	0.40	75	55	10	0.15	150	120	19
	1.27	0.45	05	0	70	0.40	60	45	10	0.15	130	110	19
	2.56	0.45	05	0	70	0.35	55	45	10	0.20	110	110	19
	5.16	0.48	05	0	70	0.32	40	20	9	0.20	95	60	19
	8.49	0.40	05	0	70	0.32	40	20	9	0.20	70	50	19
220 / 230 / 510 / 520	**Au**	**0.38**	**15**	**0**	**70**	**0.39**	**30**	**35**	**9**	**0.23**	**50**	**80**	**13**
	0.45	0.36	15	0	70	0.41	35	28	14	0.23	85	90	22
	0.84	0.38	15	0	70	0.41	35	28	13	0.21	85	90	21
	1.74	0.38	15	0	70	0.41	35	24	13	0.21	85	90	21
	3.44	0.40	15	0	70	0.39	30	20	10	0.21	65	75	17
	7.44	0.48	15	0	70	0.38	15	14	4	0.16	45	47	7
310	**Au**	**0.36**	**05**	**0**	**70**	**0.46**	**35**	**28**	**14**	**0.18**	**85**	**80**	**22**
	0.41	0.38	05	0	70	0.45	50	32	14	0.17	110	80	26
	0.67	0.38	05	0	70	0.45	50	28	14	0.17	110	60	26
	1.15	0.40	05	0	70	0.43	45	28	14	0.17	100	60	26
	2.10	0.42	05	0	70	0.41	45	24	12	0.17	70	50	20
	4.27	0.44	05	0	70	0.41	30	20	8	0.15	55	40	14

17.6 Block Model Development

A three dimensional block model was generated to enable grade estimation. The selected block size was based on the geometry of the domain interpretation and the data configuration. A parent block size of 25mE x 25mN x 5mRL was selected with sub-blocking to a 5mE x 5mN x 1.25mRL cell size to improve volume representation of the interpreted wireframe models.

The base blocked model was constructed with the block model parameters as displayed in Table 17.6_1.

Table 17.6_1
Block Model Parameters

	East	North	Elevation
Origin	682300	1585200	50
Extent (m)	1100	4300	300
Parent Block size (m)	25	25	5
Sub-Block Size (m)	5.00	5.00	1.25
Number of Blocks (parent)	60	71	90

The mineralisation domain and regolith was coded to the block model for tonnage reporting. The mean bulk density, sub-divided by regolith, was applied to the block model for tonnage reporting, as summarised below:-

- Oxide 2.1t/m^3
- Transitional 2.5t/m^3
- Primary 2.7t/m^3

Sufficient variables were included in the block model construction to enable grade estimation and reporting.

17.7 Grade Estimation

MIK was applied to grade estimation at Belahouro. All grade estimation was completed in the mining package Vulcan using the GSLib geostatistical software. MIK is considered a robust estimation method for grade estimates for gold deposits such as Inata when adequate consideration is given to restricting the influence of high-grade data. MIK grade estimation, with change of support, has been applied to produce recovered gold estimates targeting a selective mining unit (SMU) of 10mE x 10mN x 5mRL.

Panel estimates have been generated based on the parent block dimension, with the SMU emulation accomplished via an indirect lognormal change of support. Comparison of the SMU estimates with a global change of support generated using the discrete gaussian model, formed part of the resource estimate validation process.

The sample search parameters applied to the MIK were derived by various trials and included interactive testing of randomly selected blocks. The search neighbourhood testing included a review and optimisation in respect to the collection of sufficient data to ensure robust estimation but minimisation of negative kriging weights, which in the context of MIK, are considered sub-optimum. Relatively restricted sample searches were applied to limit smoothing, however the majority of the interpreted domains blocks are estimated in the first sample search.

A consistent two-pass sample search approach was applied. Search orientations and passes are described in Table 17.7_1. The variance adjustment factors, used to produce the selective mining estimates, are provided as Table 17.7_2.

Table 17.7_1
Sample Search Criteria

Parameter ID	Description	Sample Search Orientation			Sample Search			Sample		
		Major	Semi-Major	Minor	Major	Semi-Major	Minor	Min	Max	Max Per DH
Nth110	Domain 110 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 110 Pass 2	5	0	70	120	80	60	12	36	6
Nth120	Domain 120 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 120 Pass 2	5	0	70	120	80	60	12	36	6
Nth130	Domain 130 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 130 Pass 2	5	0	70	120	80	60	12	36	6
Cen210	Domain 210 Pass 1	15	0	70	60	40	30	24	36	6
	Domain 210 Pass 2	15	0	70	120	80	60	12	36	6
Cen220	Domain 220 Pass 1	15	0	70	60	40	30	24	36	6
	Domain 220 Pass 2	15	0	70	120	80	60	12	36	6
Sth210	Domain 310 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 310 Pass 2	5	0	70	120	80	60	12	36	6
Sth210	Domain 310 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 310 Pass 2	5	0	70	120	80	60	12	36	6
Halo510	Domain 510 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 510 Pass 2	5	0	70	120	80	60	12	36	6
Halo520	Domain 520 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 520 Pass 2	5	0	70	120	80	60	12	36	6

Table 17.7_2
Change of support Parameters - emulating a 10mE x 10mN x 5mRL SMU

Region	Domain	Variance Adjustment Factor
Inata North	110	0.11
	120	0.08
	130	0.19
Inata Central	210	0.15
	220	0.27
Inata South	330	0.32
Halo 510	510	0.03
Halo 520	520	0.09

Based on an extensive visual review completed in conjunction with statistical checks, RSG Global considers that the Inata resource estimate is globally robust, but is locally (on a block-by-block basis) of lower confidence, due to the identified moderate short-scale variability.

17.8 Resource Classification

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101. The resource estimate has been classified as an Indicated and Inferred Mineral Resource based on the confidence of the input data, geological interpretation, and grade estimation. This is summarised in Table 17.8_1 as confidence levels of key criteria.

Based on the confidence criteria, a series of wireframe solids were generated to allow coding of the block model as a combination of Indicated Resource (resclass = 2) and Inferred Resource (resclass = 3). All estimated blocks falling outside the resource categorisation solids were excluded from resource reporting.

Table 17.8.1
Inata Deposit
Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	Diamond/RC - Industry Standard approach	Moderate/High
Logging	Standard nomenclature has been adopted but not used in entire database. Independent assessments and recommendations have been completed by RSG Global that identifies the requirement for detailed logging of oxidation and weathering.	Low to moderate
Drill Sample Recovery	Recoveries are not recorded in database. RSG Global site visit indicates recoveries achieved in diamond drilling is below industry standards. Visual review by RSG Global suggests RC recoveries are of high standard.	Low/Moderate
Sub-sampling Techniques and Sample Preparation	DDH drilling sampled in selective intervals. RC sampling conducted by industry standard techniques.	Moderate/High
Quality of Assay Data	Quality control procedures available and reviewed in site visit by RSG Global and considered to be of industry standard.	Moderate
Verification of Sampling and Assaying	Assessment of sampling and assaying been completed by RSG Global site review and has recommended and implemented new procedures.	Moderate
Location of Sampling Points	Survey of all collars conducted with accurate survey equipment. Investigation of downhole survey indicates appropriate behaviours.	Moderate
Data Density and Distribution	Majority of regions defined on a notional 50mE x 25mN drill spacing. Drilling required at a 25mE x 25mN pattern for high confidence resource estimation	Moderate
Audits or Reviews	Data collection assessed by RSG Global site review and Cavey(2004).	NA
Database Integrity	Checking against original assay certificates completed by RSG Global. Checks indicate acceptable correlation with database	Moderate/High
Geological Interpretation	Weathering (regolith) interpretation is considered preliminary with more uncertainty associated with top of fresh rock. The broad mineralisation constraints are considered robust and moderate confidence.	Low to moderate
Estimation and Modelling Techniques	Multiple Indicator Kriging	Moderate-High
Cutoff Grades	MIK is independent of cutoff grade although the mineralisation constraints were based on a notional 0.3g/t Au lower cutoff grade.	Moderate-High
Mining Factors or Assumptions	A 5mE x 10mN x 5mRL SMU replicated for gold.	Moderate
Metallurgical Factors or Assumptions	Not applied	NA
Tonnage Factors (Insitu Bulk Densities)	Localised data collected as specific gravity determinations. Industry standard methodologies recommended by RSG Global during site visit.	Low

17.9 Resource Statement

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000.

Table 17.9_1 below provides a summary of the Indata deposits Mineral Resources estimated by RSG Global, as at 26 May 2004. The resources are subdivided by deposit, material type, cutoff grade and resource category.

Table 17.9_1

Grade Tonnage Report – Multiple Indicator Kriging
Selective Mining Unit 5mEx10mNx5mRL

Cutoff Grade	Indicated			Inferred		
	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs
0.4	10,820	2.1	714	5,863	1.6	294
0.5	**10,354**	**2.1**	**707**	**5,492**	**1.6**	**288**
0.7	9,331	2.3	687	4,536	1.9	270
1.0	7,736	2.6	644	3,372	2.2	238
1.5	5,481	3.1	554	2,153	2.8	191

The generated MIK grade estimate was reported at various lower cutoff grades, subdivided by NI43-101 category, as presented in Table 17.9_2. It is recommended that a cutoff of 0.5g/t Au be selected for reporting purposes. The resource model reported by regolith sub-division is summarised in Table 17.9_3.

Table 17.9_3

Grade Tonnage Distribution Subdivided by N43-101 Resource Categories
Selective Mining Unit Estimate for 5mEx10mNx5mRL Size Blocks by Multiple Indicator Kriging with Indirect Log-normal Correction

Resource Category (N43-101)	Cutoff Grade (Au g/t)	Saprolite			Transitional			Primary			Total		
		Tonnes (x1000)	Au g/t	KOz	Tonnes (x1000)	Au g/t	KOz	Tonnes (x1000)	Au g/t	KOz	Tonnes (x1000)	Au g/t	KOz
Indicated	0.4	8,056	2.0	522	1,894	2.3	141	870	1.9	52	10,820	2.1	714
	0.5	**7,701**	**2.1**	**516**	**1,817**	**2.4**	**140**	**836**	**1.9**	**51**	**10,354**	**2.1**	**707**
	0.7	6,927	2.2	501	1,650	2.6	136	755	2.0	50	9,331	2.3	687
	1.0	5,676	2.6	467	1,418	2.9	130	642	2.3	47	7,736	2.6	644
Inferred	0.4	1,603	1.2	60	952	1.6	50	3,307	1.7	184	5,863	1.6	294
	0.5	**1,452**	**1.2**	**57**	**907**	**1.7**	**50**	**3,133**	**1.8**	**181**	**5,492**	**1.6**	**288**
	0.7	1,117	1.4	51	760	1.9	47	2,660	2.0	172	4,536	1.9	270
	1.0	742	1.7	41	562	2.3	41	2,068	2.3	156	3,372	2.2	238

17.10 Alternate Estimates – Ordinary Kriged and Nearest Neighbour

Two alternate estimates were generated to assess the sensitivity and assist in validation of the MIK estimate. The sensitivity scenarios completed are:-

- Ordinary Kriging (OK) - Table 17.10_1.
- Nearest Neighbour (NN) interpolation - Table 17.10_2.

Table 17.10_1

Grade Tonnage Report – Ordinary Kriging
25mE x 25mN x 5mRL Parent Block Size

Cutoff Grade	Indicated			Inferred		
	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs
0.5	11,484	2.0	738	7,119	1.4	323
1.0	9,005	2.3	675	4,436	1.8	257

Table 17.10_2

Grade Tonnage Report – Nearest Neighbour
25mE x 25mN x 5mRL Parent Block Size

Cutoff Grade	Indicated			Inferred		
	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs
0.5	7,417	2.6	614	3,427	1.8	194
1.0	4,781	3.6	553	2,127	2.4	164

Note the grade estimates are reported as per the resource classification coding applied for the MIK estimates.

As expected, the MIK SMU estimate (NI43-101 reported resource) grade is higher than the comparative OK but does not replicate the near polygonal NN estimate. The tonnage of the MIK estimate is similarly situated between the smoothed OK estimate and pseudo polygonal NN estimate. The MIK reports a selective mining model and, as such, represents a smaller block than the OK estimate. The NN estimate is pseudo polygonal and therefore over estimates the recoverable grade at the expense of grade.

18 MINERAL RESERVE ESTIMATES

No mineral reserves have been defined for the Belahouro project.

19 OTHER RELEVANT DATA AND INFORMATION

There is no other data or information relevant to this report.

20 INTERPRETATION AND CONCLUSIONS

20.1 Exploration and Resource Potential

The mesothermal genetic model for gold mineralisation within the Belahouro Gold Project is well understood and is consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. Additional work is required to understand the paragenesis within any given deposit and determine possible structural or magmatic relationships between the various zones of mineralisation.

The potential to expand the resource base within the Belahouro Project (Inata) remains significant, with several high priority areas identified. A commitment to on-going exploration is highly likely to increase the resource base, thereby increasing the projected life of the proposed CIL operation.

20.2 Data Adequacy and Reliability

The sampling procedures adopted for all exploration activities are generally considered to be representative and unbiased. Samples afforded by diamond coring within the oxide zone are of low quality, however the recoveries generated by RC drilling are of high quality.

Reproducibility is evident in the field duplicate RC analyses completed during the Goldbelt drilling programs. RC sampling and sample preparation continue to require close supervision to ensure adequate representivity.

Umpire assaying proposed at the completion of the current drill program in which 5% of the mineralised intercepts is suggested. This procedure is strongly recommended for a final review.

RSG Global has completed extensive database verification and, while numerous errors were identified and corrected prior to resource estimation, the database is now considered to meet accepted industry standards.

The Mineral Resource statement determined for Inata as at 26 June 2005 have been prepared and reported by RSG Global in accordance with Canadian National Instrument 43-101, 'Standards of Disclosure for Mineral Projects' of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000. Furthermore, estimation and classification is consistent with the Australasian Code for the 'Reporting of Identified Mineral Resources and Ore Reserves' of September 1999 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

21 RECOMMENDATIONS

It is recommended that the Goldbelt:-

- Collect high confidence topographic data.
- Adopt consistent logging nomenclature.
- Routinely record and assess drilling recovery.
- Collect a spatially representative bulk density database.
- Undertake infill drilling to better define the higher grade regions of the Inata mineralisation.
- Proceed with the pre feasibility drilling program and study. This study should investigate the viability of establishing a moderate tonnage mining and CIL processing operation to encompass both the oxide and primary resources.

22 REFERENCES

BHP Limited.... Various internal reports and internal documentation.

Cavey G, Gunning D,. December 2004 Amended summary report on the Belahouro Project and Kari-Karba Project. Report by Orequest

Nicholls B. Inata Deposit – Site Visit and Data Review. Report by RSG Global.

Resolute Mining Limited Various internal reports and internal documentation.

RSG Global Pty Ltd. May 2004 Resource Summary Belahouro West Africa Gold Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

23 ILLUSTRATIONS

Figure 4.2_1
Location of Burkina Faso,



0 100 200 km
0 100 200 mi
MALI
NIGER
Ouahigouya
Kaya
Dédougou
OUAGADOUGOU
Koudougou
Fada-
Ngourma
Tenkodogo
Bobo-
Dioulasso
Tena Kourou
Banfora
GHANA
BENIN
TOGO
CÔTE
D'IVOIRE
Lake
Volta

Figure 12.2_1
Inata DDH recovery



Figure 14.2.4_1
Inata Pills

Summary
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))

Standard:	ASSAY PILL: 0.584G/T (1KG SAND)		No of Analyses:	22
Element:	AuFA		Minimum:	0.13
Units:			Maximum:	0.97
Detection Limit:	-		Mean:	0.37
Expected Value (EV):	0.59		Std Deviation:	0.23
E.V. Range:	0.29 to 0.88		% in Tolerance	40.91 %
			% Bias	-37.75 %
			% RSD	62.21 %

Standard Control Plot
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))



AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 0.59
EV Range (0.29 to 0.88)
Mean of AuFA = 0.37

Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))



Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.60

Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))



Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.97

Printed: 21-Jun-2005 09:57:50 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 14.2.4_4
Inata Pills

Summary
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))

Standard:	ASSAY PILL: 2.25G/T (1KG SAND)		No of Analyses:	10
Element:	AuFA		Minimum:	0.73
Units:			Maximum:	3.13
Detection Limit:	-		Mean:	1.50
Expected Value (EV):	2.25		Std Deviation:	0.64
E.V. Range:	1.13 to 3.38		% in Tolerance	60.00 %
			% Bias	-33.56 %
			% RSD	42.82 %



Standard Control Plot
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 2.25
EV Range (1.13 to 3.38)
Mean of AuFA = 1.50



Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.36



Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -3.80

Printed: 21-Jun-2005 09:57:08 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 14.2.4_3
Inata Pills

Summary
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))

Standard:	ASSAY PILL: 7.98G/T (1KG SAND)	No of Analyses:	12
Element:	AuFA	Minimum:	4.29
Units:		Maximum:	14.73
Detection Limit:	-	Mean:	9.29
Expected Value (EV):	7.98	Std Deviation:	3.41
E.V. Range:	3.99 to 11.97	% in Tolerance	75.00 %
		% Bias	16.38 %
		% RSD	36.70 %

Standard Control Plot
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))



AuFA (g/t)
16
14
12
10
8
6
4
2
0
1
2
3
4
5
6
7
8
9
10
11
12
Assay Sequence
AuFA
Expected Value = 7.98
EV Range (3.99 to 11.97)
Mean of AuFA = 9.29

Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))



Cumulative Sum of AuFA - Mean (g/t)
10
5
0
-5
-10
0
1
2
3
4
5
6
7
8
9
10
11
12
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 1.00

Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))



Cumulative Sum of AuFA - Expected Value (g/t)
30
20
10
0
-10
0
1
2
3
4
5
6
7
8
9
10
11
12
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = 9.49

Printed: 21-Jun-2005 09:55:47 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 14.2.4_4
Inata Field Duplicates- All data

	Au1(X)ppm	Au1(Y)ppm	Units			Result
No. Pairs:	644	644			Pearson CC:	0.91
Minimum:	0.00	0.01	g/t		Spearman CC:	0.91
Maximum:	11.81	7.68	g/t		Mean HARD:	17.22
Mean:	0.06	0.06	g/t		Median HARD:	9.09
Median	0.02	0.02	g/t			
Std. Deviation:	0.50	0.37	g/t		Mean HRD:	-0.64
Coefficient of Variation:	7.77	5.86			Median HRD	0.00



Mean vs. HARD Plot
(All Data)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 17.22
Median HARD: 9.09
Precision: 20%
Rank HARD Plot
(All Data)
70.19% of data are within Precision limits
Rank (%)
Precision: 20%
HRD Histogram
(All Data)
Frequency (%)
HRD (/100)
Mean HRD: -0.64
Median HRD: 0.00
Precision: +/-20%
Mean vs. HRD Plot
(All Data)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -0.64
Median HRD: 0.00
Precision: +/-20%
T & H Precision Plot (Assay Pairs)
(All Data)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%
T & H Precision Plot (Grouped Pairs)
(All Data)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%
Correlation Plot
(All Data)
Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
P.CC= 0.91 S.CC= 0.91
Ref. Line
y = 0.68x + 0.02
QQ Plot
(All Data)
Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
Ref. Line
y = 0.72x + 0.02

Printed: 21-Jun-2005 10:28:36 Data Imported: 06-May-2005 11:36:22 Page 1

Figure 14.2.4_5
Inata Field Duplicates- Data gt 0.1g/t

	Au1(X)ppm	Au1(Y)ppm	Units			Result
No. Pairs:	34	34			Pearson CC:	0.98
Minimum:	0.10	0.10	g/t		Spearman CC:	0.93
Maximum:	11.81	7.68	g/t		Mean HARD:	11.81
Mean:	0.80	0.69	g/t		Median HARD:	8.93
Median	0.24	0.27	g/t			
Std. Deviation:	2.02	1.36	g/t		Mean HRD:	-0.76
Coefficient of Variation:	2.52	1.98			Median HRD	-2.17



Mean vs. HARD Plot
(au gt 0.1)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 11.81
Median HARD: 8.93
Precision: 20%
Rank HARD Plot
(au gt 0.1)
88.24% of data are within Precision limits
Rank (%)
Precision: 20%
HRD Histogram
(au gt 0.1)
Frequency (%)
HRD (/100)
Mean HRD: -0.76
Median HRD: -2.17
Precision: +/-20%
Mean vs. HRD Plot
(au gt 0.1)
HRD (%)
Mean of Data Pair (g/t)
T & H Precision Plot (Assay Pairs)
(au gt 0.1)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%
T & H Precision Plot (Grouped Pairs)
(au gt 0.1)
Median AD (g/t)
Grouped Mean of Pair (g/t)
Correlation Plot
(au gt 0.1)
Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
P.CC= 0.98 S.CC= 0.93
Ref. Line
y = 0.66x + 0.16
QQ Plot
(au gt 0.1)
Ref. Line
y = 0.67x + 0.16

Printed: 06-May-2005 13:50:14 Data Imported: 06-May-2005 11:36:22 Page 1

Figure 14.2.4_6
Blank - Data

Blanks
(Standard: 0.01)

Standard:	0.01		No of Analyses:	642
Element:	AuFA		Minimum:	0.01
Units:			Maximum:	0.38
Detection Limit:	-		Mean:	0.02
Expected Value (EV):	0.01		Std Deviation:	0.03
E.V. Range:	0.01 to 0.20		% in Tolerance	58.26 %
			% Bias	111.92 %
			% RSD	133.30 %



Standard Control Plot
(Standard: 0.01)
AuFA (g/t)
0.4
0.3
0.2
0.1
0.0
0
100
200
300
400
500
600
700
Assay Sequence
AuFA
Expected Value = 0.01
EV Range (0.01 to 0.20)
Mean of AuFA = 0.02



Cumulative Deviation from Assay Mean
(Standard: 0.01)
Cumulative Sum of AuFA - Mean (g/t)
3.0
2.0
1.0
0.0
-1.0
0
100
200
300
400
500
600
700
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.97



Cumulative Deviation from Expected Value
(Standard: 0.01)
Cumulative Sum of AuFA - Expected Value (g/t)
8
6
4
2
0
-2
0
100
200
300
400
500
600
700
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = 4.56

Printed: 21-Jun-2005 11:10:16 Data Imported: 21-Jun-2005 11:03:12 Page 1

Figure 14.2.4_7
Standards - Data

Summary
(Standard: STD: 0.416G/T (50G SACHET))

Standard:	STD: 0.416G/T (50G SACHET)	No of Analyses:	11
Element:	AuFA	Minimum:	0.18
Units:		Maximum:	0.46
Detection Limit:	-	Mean:	0.37
Expected Value (EV):	0.42	Std Deviation:	0.07
E.V. Range:	0.37 to 0.46	% in Tolerance	54.55 %
		% Bias	-9.97 %
		% RSD	19.60 %

Standard Control Plot
(Standard: STD: 0.416G/T (50G SACHET))



0.50
0.40
0.30
0.20
0.10
AuFA (g/t)
0
1
2
3
4
5
6
7
8
9
10
11
Assay Sequence
AuFA
Expected Value = 0.42
EV Range (0.37 to 0.46)
Mean of AuFA = 0.37

Cumulative Deviation from Assay Mean
(Standard: STD: 0.416G/T (50G SACHET))



0.00
-0.05
-0.10
-0.15
-0.20
-0.25
Cumulative Sum of AuFA - Mean (g/t)
0
1
2
3
4
5
6
7
8
9
10
11
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.15

Cumulative Deviation from Expected Value
(Standard: STD: 0.416G/T (50G SACHET))



-0.20
-0.25
-0.30
-0.35
-0.40
-0.45
-0.50
Cumulative Sum of AuFA - Expected Value (g/t)
0
1
2
3
4
5
6
7
8
9
10
11
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -0.39

Printed: 06-May-2005 10:54:44 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 14.2.4_8
Standards - Data

Summary
(Standard: STD: 1.298G/T (50G SACHET))

Standard:	STD: 1.298G/T (50G SACHET)		No of Analyses:	13
Element:	AuFA		Minimum:	0.90
Units:			Maximum:	1.35
Detection Limit:	-		Mean:	1.19
Expected Value (EV):	1.30		Std Deviation:	0.11
E.V. Range:	1.17 to 1.43		% in Tolerance	69.23 %
			% Bias	-8.70 %
			% RSD	9.54 %


Standard Control Plot
(Standard: STD: 1.298G/T (50G SACHET))
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 1.30
EV Range (1.17 to 1.43)
Mean of AuFA = 1.19


Cumulative Deviation from Assay Mean
(Standard: STD: 1.298G/T (50G SACHET))
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.23


Cumulative Deviation from Expected Value
(Standard: STD: 1.298G/T (50G SACHET))
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.03

Printed: 06-May-2005 10:53:13 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 14.2.4_9
Standards - Data

Summary
(Standard: STD: 3.463G/T (50G SACHET))

Standard:	STD: 3.463G/T (50G SACHET)	No of Analyses:	13
Element:	AuFA	Minimum:	2.59
Units:		Maximum:	3.68
Detection Limit:	-	Mean:	3.27
Expected Value (EV):	3.46	Std Deviation:	0.30
E.V. Range:	3.11 to 3.81	% in Tolerance	76.92 %
		% Bias	-5.45 %
		% RSD	9.19 %



Standard Control Plot
(Standard: STD: 3.463G/T (50G SACHET))
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 3.46
EV Range (3.11 to 3.81)
Mean of AuFA = 3.27



Cumulative Deviation from Assay Mean
(Standard: STD: 3.463G/T (50G SACHET))
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.49



Cumulative Deviation from Expected Value
(Standard: STD: 3.463G/T (50G SACHET))
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.81

Printed: 06-May-2005 10:52:39 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 17.3_1
Typical Sectional View of Regolith Domains Section 1589460N



350 L
300 L
250 L
200 L
150 L
TOPOGRAPHY
Drillhole coded by Weathering
Base of oxide
Base of transitional
682950 E
683000 E
683050 E
683100 E
683150 E
683200 E

Figure 17.3_2
Plan View of Mineralised Domains



1589000 N
1588000 N
1587000 N
1586000 N
Inata North
Inata Central
Inata South
Drillhole
681000 E
682000 E
683000 E
684000 E
685000 E

Figure 3_3
Plan View of Mineralised Domains Inata North


1589250 N
1589000 N
1588750 N
1588500 N
1588250 N
682250 E
682500 E
682750 E
683000 E
683250 E
683500 E
683750 E
Inata North
Domain 110
Domain 130
Domain 120

Figure 17.3_4
Plan View of Mineralised Domains Inata Central


1587500 N
1587250 N
1587000 N
1586750 N
1586500 N
1586250 N
682250 E
682500 E
682750 E
683000 E
683250 E
683500 E
683750
Inata Central
Domain 210
Domain 220

Figure 17.3_5
Plan View of Mineralised Domain Inata South


1586000 N
1585750 N
1585500 N
Inata South
Domain 310
682250 E
682500 E
682750 E
683000 E
683:

Figure 17.3_6
Typical Cross Section (1588580N) of Interpreted Mineralisation Domains Inata North


350 L
300 L
250 L
200 L
150 L
Topography
Domain 110
Domain 120
Domain 130
DRILL : AU
0.000 <= < 0.100
0.100 <= < 0.300
0.300 <= < 0.600
0.600 <= < 1.500
1.500 <= < 5.000
5.000 <= < 99999.000
682750 E
682800 E
682850 E
682900 E
682950 E
68:

Figure 17.3_7
Typical Cross Section (1586820N)of Interpreted Mineralisation Domains Inata Central



Topography
300 L
250 L
200 L
150 L
Domain 210
Domain 220
DRILL : AU
0.000 <= < 0.100
0.100 <= < 0.300
0.300 <= < 0.600
0.600 <= < 1.500
1.500 <= < 5.000
5.000 <= < 99999.000
682800 E
682850 E
682900 E
682950 E
683000 E
683050 E

Figure 17.3_8
Typical Cross Section (1585600N) of Interpreted Mineralisation Domains Inata South



Topography
300 L
250 L
200 L
150 L
100 L
Domain 310
DRILL : AU
0.000 <= < 0.100
0.100 <= < 0.300
0.300 <= < 0.600
0.600 <= < 1.500
1.500 <= < 5.000
5.000 <= < 99999.000
682550 E
682600 E
682650 E
682700 E
682750 E
682800 E
682850 E

Figure 17.4_1
2m Composites Log Probability Plot Domain 310


16g/t Au High grade Cap
1000
100
10
1
0.1
0.01
-3sd
1
2
-2sd
5
10
-1sd
30
50
70
1sd
90
95
2sd
98
99
3sd
bur2mcmp_est_ AUPPM
Normal Statistics
Samples : 524
Minimum : 0.039
Maximum : 210.260
Class Int : 5.000
Mean : 1.843
Median : 0.670
Variance : 96.622
Std Dev : 9.830
Log Statistics
Samples : 524
Log Mean : -0.337
Log Var : 1.252
Log SDev : 1.119

Figure 17.4_2
Mean vs Contribution to Metal Plot Domain 310


Outliers: Mean v % Cont. Plot
(310)
Mean AUPPM (g/t)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
Contribution to metal (%)
80
70
60
50
40
30
20
220 200 180 160 140 120 100 80 60 40 20 0
AUPPM removed (g/t)
Contribution to metal (%)
Mean AUPPM (g/t)

24 CERTIFICATES

RSG Global Pty. Ltd.

Certificate of Qualified Person

As an author of the report entitled "Independent Technical Report" dated June, 2005, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is Brett Lawrence Gossage and I am a Partner and Manager - Resources with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, WA, 6005, Australia. My residential address is 144 Daglish Street, Wembley, WA, 6014, Australia.
2. I am a practising geologist registered with the Australasian Institute of Mining and Metallurgy. I am a member of the AusIMM (108490).
3. I am a graduate of Curtin University of Technology and hold a Bachelor of Applied Science in Geology (1988) and a Post Graduate Certificate in Geostatistics (Edith Cowan University - 1999).
4. I have practiced my profession continuously since 1989.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. While I have not personally visited the Belahouro Gold Property, another member of the RSG Global study team has visited the property. I have performed consulting services during and reviewed files and data supplied by Goldbelt Resources Limited between April and June 2005.
7. I contributed to all sections of the report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.5 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 27 June, 2005.

Brett Gossage
Partner and Senior Consulting Geologist

BAppSc (Geology)
Post Grad Cert Geostatistics

RSG Global Pty. Ltd.

Certificate of Qualified Person

As an author of the report entitled "Independent Technical Report" dated June, 2005, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is David Andrew Slater and I am a Resource Geologist with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, 6005. My residential address is 93A Marmion Street, Fremantle, Western Australia.
2. I am a practising Geologist registered with the AusIMM. I am a member of AusIMM.
3. I am a graduate of RMIT University and hold an Applied Science (Geology) degree (1987).
4. I have practiced my profession continuously since 1988.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. While I have not personally visited the Belahouro Gold Property, one other member of the RSG Global Study team have visited the property. I have performed consulting services during and reviewed files and data supplied by Goldbelt Resources Limited between April and June 2005.
7. I prepared Section 17 and contributed to the preparation of Sections 1 and 16 of the Study.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.5 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 27 June, 2005.

D. Slater.

David Slater BAppSci (Geol)
Resource Geologist

RSG Global Pty. Ltd.

Certificate of Qualified Person

As an author of the report entitled "Independent Technical Report" dated June, 2005, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is Beau Nicholls and I am and have been employed since 2000 as a Consulting Geologist with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, 6005.
2. I am a practising geologist with 10 years of Mining and Exploration geological experience. I have worked in Australia, Eastern Europe and currently West Africa. I am a member of the Australian Institute of Geoscientists ("AIG").
3. I am a graduate of Western Australian School of Mines – Kalgoorlie and hold a Bachelor of Science Degree in Mineral Exploration and Mining Geology (1995).
4. I have practiced my profession continuously since 1995.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. I have visited the Belahouro project on three separate occasions between 13th to 17th March 2005, 8th to 13th April 2005 and 26th to 29th April 2005. During these visits I reviewed the data integrity along with drilling and sampling procedures used in this report. I am also providing ongoing consulting advice to current exploration and resource definition techniques being applied currently by Goldbelt Resources Limited.
7. I contributed to the preparation of Sections 2 to 14 of the Study.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.5 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 27 June, 2005.

With best regards

Beau Nicholls

Beau Nicholls BSc
Regional Manager - West Africa

Exhibit 99.3

BELAHOURO GOLD PROJECT
Burkina Faso, West Africa

Inata Deposits - Database Review, Geological Modelling and Resource Estimate
September 2005 Update

Prepared by RSG Global on behalf of:

Goldbelt Resources Limited

BELAHOURO GOLD PROJECT
Burkina Faso, West Africa

Inata Deposits - Database Review, Geological Modelling and Resource Estimate

September 2005 Update

Prepared by RSG Global on behalf of:

Goldbelt Resources Limited

Author(s):	B. Nicholls	Regional Manager - Ghana	BSc (Geology)
	D. Slater	Resource Geologist	B.App.Sci. (Geol.) Dip.Ed MAusIMM

Date: 30[h] September 2005

Job Number: PBEL02

Copies: Goldbelt Resources Limited (2)
RSG Global – Perth (1)

Primary Author
David Slater and Beau Nicholls

Supervising Principal
Brett Gossage

Table of Contents

List of Tables

List of Figures

1 SUMMARY

1.1 Introduction

RSG Global Pty Ltd (RSG Global) has been commissioned by Goldbelt Resources Limited (Goldbelt) to update the Mineral Resource estimate for the Inata deposits, which is part of the Belahouro Gold Project in Burkina Faso, West Africa. This Mineral Resources are current as at 30th September 2005. This report complies with disclosure and reporting requirements set forth in the Canadian Venture Exchange (CNDX) Corporate Finance Manual, National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

1.2 Geology

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower greenschist metamorphism and is comprised of intermediate to mafic volcano-sedimentary successions and syn to post-kinematic granite and gabbro intrusions. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralising events.

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralisation, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralisation is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are invariably strongly structurally controlled, with the dominance of structural control increasing proportionally with metamorphic grade.

The principal gold mineralisation within the Belahouro Project is confined to the Inata, Fete Kole and Souma trends. The three Inata deposits (North, Central and South) are located over a strike length of 4km. The deposits appear to be related to the same mineralising event and are associated with shearing. Inata Central and Inata South occur on the same mineralised zone, separated by intermittent low grades and cross-faults. Inata North lies some 300m west of the Inata Central-South trend. The shear zone encompassing the Inata deposits strikes north-northeast and dips steeply to the west-southwest. Gold occurs as free grains and sulphides associated with quartz veins or silicified rocks.

1.3 Project Status

A feasibility program and study is scheduled to start in October 2005, when the current resource drilling and subsequent resource estimation studies have been completed, with the aim of investigating the economic viability of establishing a moderate tonnage mining, CIL processing and heap leach operation encompassing both oxide and primary resources.

1.4 Resources

Resource estimates for the Inata deposits have been generated by RSG Global on the basis of analytical results available up to 30 September 2005. The resource models were generated based on geological and mineralisation models.

Estimation involved the application of Multiple Indicator Kriging (MIK). Technique selection was based on the quantity and spacing of available data, and the interpreted controls and styles of the mineralisation under review.

RSG Global also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both standards and field duplicate data generally lie within accepted industry limits for mesothermal vein gold deposits.

The summarised Resource Statement in Table 1.4_1 below has been determined as at 30 September 2005 and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000. Furthermore, the resource classification is also consistent with the Australasian Code for the Reporting of Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

Table 1.4_1

Summary Resource Statement Inata
MIK Model Reported above 0.5 g/t cutoff (30 September 2005)

Resource Category	Tonnes	Average Gold Grade (g/t Au)	Contained Gold (oz)
Measured	1,396,000	3.0	132,000
Indicated	13,647,000	1.8	800,000
Inferred	4,869,000	1.4	226,000

1.5 Conclusions

Current exploration has confirmed the significant potential of the Belahouro Project. Recent observations and current exploration models indicate that the known mineralisation may represent the periphery of a larger mineralised system. Significant potential exists to identify open resources on the Souma trend. In addition, the Fete Kole trend represents a significant exploration target albeit that the geological controls on mineralisation are complex and todate poorly understood. The controls on the Inata deposits mineralisation are generally well understood allowing effective targeting for future exploration programs, including logical step out drilling which has the potential to extend the known resources north of Inata North and south from the Inata South deposit.

High quality data has been collected by Goldbelt in recent exploration phases. The analytical accuracy and precision of assaying is high and suitable for resource estimation. Insufficient bulk density data is currently available to allow high confidence density stratification. This is considered a shortcoming of the current database and has precluded the classification of Measured Resources

Infill drilling has confined the presence and contiuity of analous zones of mineralisation at Inata. While significant short scale variability exists in the gold grades, the 25m or better spaced drill fences are considered to appropriate to allow high confidence resource definition consistent with the Measured and Indicated Mineral Resource categories. The implication of the moderate short scale variability in mining and grade control is that a high quality grade control drilling will be required to enable selective grade control practises. It is likely that a high density of drilling, for example an 8m x 5m pattern, will also be required for adequate ore demarcation.

RSG Global's approach in defining broader mineralisation zones for estimation that are based on a nominal 0.3g/t Au lower cutoff grade and geology is considered appropriate for this style of vein hosted mesothermal gold deposit when open cut mining is considered. Oppurtunity exists to constrain higher grade shoots based on an elevated lower cutoff grade at Inata North and to a lesser extent Inata Central. In these areas, potential exists to target underground mining.

The interpretation mineralisation interpretation is consistent with the geological interpretation constructed on site and further refined by RSG Global. Refinement of the geological model is important as detailed scheduling maybe dependant on geological features. For example, optimum process performance may be dependant on the ability to blend ore types which have associated hydroscopic clays (viscosity complications) or are dominated by carbonaceous schales that have preg robbing characteristics.

1.6 Recommendations

Based on the completed study RSG Global provides the following bullet point recommendations:-

- Additional bulk density data is collected for the Inata deposits. The density data should be collected such that a suitable spatial, weathering, and lithological spread of information is available to enable a robust density model construction.
- Step out drilling is completed to extend or close of the Inata North and Inata South trends.
- Additional drilling is focused on the Souma trend and Minfo prospects which have the potential to augment the resource and reserve base at Belahouro.
- If not already available, a suite of multi-element assays be collected. This can readily be achieved by assay of umpire assay pulps.
- Ongoing refinement of the geological model is completed.

2 INTRODUCTION AND TERMS OF REFERENCE

2.1 Scope of the Report

RSG Global Pty Ltd (RSG Global) has been commissioned by Goldbelt Resources Limited (Goldbelt) to update the Mineral Resource estimate for the Indata deposits, which are part of the Belahouro Gold Project in Burkina Faso, West Africa. The Mineral Resources are reported as at 30th September 2005.

This report is prepared to comply with reporting requirements set forth in the Canadian National Instrument 43-101. The report is also consistent with the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves' of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

All monetary figures expressed in this report are in United States of American dollars (US$) unless otherwise stated.

2.2 Principal Sources of Information

In addition to site visits undertaken to the Belahouro Gold Project between 2004 and 2005, the authors of this report have relied extensively on information provided by Goldbelt management, various reports previously prepared by RSG Global, and studies completed by previous operators and independent consulting groups. A full listing of the principal sources of information is included in Section 23.

RSG Global has made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was provided to Goldbelt along with a written request to identify any material errors or omissions prior to lodgement.

2.3 Qualifications and Experience

RSG Global is an integrated Australian-based consulting firm, which has been providing services and advice to the international mineral industry and financial institutions since 1987. RSG Global has maintained a fully operational office at Accra in Ghana since 1996, providing an operational base for consulting and contracting assignments throughout the West African region. An additional African office was established in Johannesburg, South Africa, in 1999 to support expanding activities within southern and eastern portions of the continent.

The report is co-authored by David Slater and Beau Nicholls and all aspects of the report have been peer reviewed by Brett Gossage. Brett Gossage is a professional geologist with 17 years experience in mining geology, and geostatistical modelling and estimation of Mineral Resources. He is Partner of RSG Global and Manager of the Resource Division. Mr Gossage is also a Member of the AusIMM, and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101 and an Expert as defined in the Australasian JORC Code.

David Slater is a professional geologist with 17 years experience in mining geology and geostatistical modelling and estimation of Mineral Resources. He is a senior consultant with RSG Global, and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101 and an Expert as defined in the Australasian JORC Code.

The site visits and review of data quality and sampling methodologies was undertaken by RSG Global West African Regional Manager, Mr Beau Nicholls between March and August 2005.

2.4 Independence

Neither RSG Global, nor the authors of this report, have or have had previously any material interest in Goldbelt or related entities or interests. Our relationship with Goldbelt is solely one of professional association between client and independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

2.5 Abbreviations

A full listing of abbreviations used in this report is provided in Table 2.5_1 below.

Table 2.5_1

List of Abbreviations

	Description		Description
$	United States of America dollars	l/hr/m²	litres per hour per square metre
μ	microns	M	million
3D	three dimensional	m	metres
AAS	atomic absorption spectrometer	Ma	thousand years
Au	gold	MIK	Multiple Indicator Kriging
bcm	bank cubic metres	ml	millilitre
CC	correlation coefficient	mm	millimetres
cfm	cubic feet per minute	MMI	mobile metal ion
CIC	carbon in column	Moz	million ounces
CIL	carbon-in-leach	Mtpa	million tonnes per annum
cm	centimetre	N (Y)	northing
cusum	cumulative sum of the deviations	NaCN	sodium cyanide
CV	coefficient of variation	NATA	National Association of Testing Authorities
DDH	diamond drillhole	NPV	net present value
DTM	digital terrain model	NQ_2	size of diamond drill rod/bit/core
E (X)	easting	°C	degrees centigrade
EDM	electronic distance measuring	OK	Ordinary Kriging
EV	expected value	oz	troy ounce
g	gram	P80 -75μ	80% passing 75 microns
g/m³	grams per cubic metre	PAL	pulverise and leach
g/t	grams per tonne	ppb	parts per billion
HARD	half the absolute relative difference	ppm	parts per million
HDPE	high density poly ethylene	psi	pounds per square inch
HQ_2	size of diamond drill rod/bit/core	PVC	poly vinyl chloride
hr	hours	QC	quality control
HRD	half relative difference	Q-Q	quantile-quantile
ICP-MS	inductivity coupled plasma mass spectroscopy	RAB	rotary air blast
ID	Inverse Distance weighting	RC	reverse circulation
ID²	Inverse Distance Squared	RL (Z)	reduced level
IPS	integrated pressure stripping	ROM	run of mine
IRR	internal rate of return	RQD	rock quality designation
ISO	International Standards Organisation	SD	standard deviation
ITS	Inchcape Testing Services	SGS	Société Générale de Surveillance
kg	kilogram	SMU	simulated mining unit
kg/t	kilogram per tonne	t	tonnes
km	kilometres	t/m³	tonnes per cubic metre
km²	square kilometres		

3 DISCLAIMER

Neither RSG Global nor the authors of this report are qualified to provide extensive comment on legal issues associated with the Belahouro Gold Project and included in Section 4 of this report.

The assessment of the metallurgical and processing aspects of the Belahouro Project, included in Section 16 of this report, is based entirely on information and reports provided by independent metallurgical consultants upon whom RSG Global has relied.

Similarly, neither RSG Global nor the authors of this report are qualified to provide extensive comment on hydrological, environmental and geotechnical issues associated with the properties referred to in this report. Assessment of these aspects has relied heavily on information provided by Goldbelt, along with reports previously prepared by other independent consultants.

No warranty or guarantee, be it express or implied, is made by RSG Global with respect to the completeness or accuracy of the legal aspects, metallurgy and processing referred to in this document. Neither RSG Global nor the authors of this report accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

4 PROPERTY DESCRIPTION AND LOCATION

4.1 Background Information on Burkina Faso

Located in West Africa, the Burkina Faso is completely landlocked bordered by Benin (306km), Cote d'Ivoire (584km), Ghana (549km), Mali (1,000km), Niger (628km), Togo (126km). Burkina Faso has a land area of 274,200km^2, comprised of a generally flat to dissected undulating plains and hills in the west and southeast. Natural resources include managanese, limestone, copper, nickel, bauxite marble, phosphates and salt. Burkina Faso's population is estimated at 13.9 million (2005) and is made up of several ethnic groups dominated by the Mossi (over 40%). French is the official national language. Burkina Faso gained its independence from France in 1960.

Burkina Faso is one of the poorest countries in the world, has few natural resources, a fragile soil. About 90% of the population is engaged in (mainly subsistence) agriculture, which is vulnerable to variations in rainfall. Cotton is the key crop. Industry remains dominated by government-controlled corporations. Following the African franc currency devaluation in January 1994 the government updated its development program in conjunction with international agencies, and exports and economic growth have increased. Maintenance of macroeconomic progress depends on continued low inflation, reduction in the trade deficit, and reforms designed to encourage private investment. The bitter internal crisis in neighbouring Cote d'Ivoire continues to hurt trade and industrial prospects and deepens the need for international assistance.

Many observers consider that the gold potential of Burkina Faso is significantly under-explored, however the low level of investment in exploration and general lack of infrastructure have historically hampered development within the gold sector. Regardless, interest (albeit it somewhat subdued) in the mining and exploration sector has continued at the hands of both major and junior companies alike.

4.2 Project Location

The Belahouro Project is located approximately 220km north northeast of Ouagadougou, the capital of Burkina Faso, West Africa, at a latitude of 11° 40' N and longitude of 13° 00' N, 2° 00' W (Figure 4.2_1).

4.3 Land Area

The Belahouro Gold Project comprises one large permit covering an aggregate area of 1,187km^2 as shown in Table 4.3_1 below. The concession boundaries have not been legally surveyed, but are described by latitude and longitude via decree.

Table 4.3_1

Tenement Schedule

Permit Name	Licence Type/Number	Area	Date Extension Granted	Expiry
Belahouro	2003-081/2003-091	1,187km^2	4 October 2004	April 3, 2006
Total		**1,187km^2**		

RSG Global has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Burkina Faso in which Goldbelt is understood to have an interest. In preparing this report, RSG Global has assumed that the properties are lawfully accessible for evaluation and mineral production.

4.4 Mining Claim Description

The Belahouro Permit has been granted by the Burkina Faso government and consists of one large permit, approximately 1,187km^2 in size located between 14° 17'20"-14° 30'07"N latitude and 0° 55'00"-1°28'10"W longitude in the northern region of Burkina Faso (Figure 4.2_1). The permit has been granted to the company by the Ministère des Mines, de l'Energie et des Carrières and cannot be contested by any other company. The government maintains a 10% carried interest in all permits within the country. This government interest does not occur until the Exploitation Stage.

The Belahouro Permit is a permit which allows the company to carry out all types of exploration provided certain reporting conditions and fee payments are maintained with the Ministere des Mines, de l'Energie et des Carrières. All exploration permits granted in Burkina Faso are for an in initial three-year period after which the permit can be renewed for two additional three-year extensions. After the second three-year period, the company must reduce the area of the exploration permit by 25%. After the third three-year period, the exploration permit must convert to an exploitation licence unless other arrangements for extension or grant of a new exploration permit are made.

The original Belahouro exploration licence of 1600km^2 in size was granted in October 1994 and further renewed for another three years in October 1998. As per the requirements in Burkina Faso, the 2nd renewal was completed in October 2001 with the mandatory 25% reduction to in size to 1187km^2. On November 11, 2004, the Belahouro permit was granted an extension of the expiry date until April 3, 2006.

4.5 Agreements and Encumbrances

RSG Global is not qualified to provide significant comment on legal matters pertaining to the Belahouro Project, however advice provided by Goldbelt Limited suggests that the mineral properties comprising the Belahouro Gold Project are subject to a third party *agreement. The BHP Royalty agreement (2.5% of gross sales) is now owned by* International Royalty Limited.

4.6 Environmental Liabilities

RSG Global is not aware, nor have we been made aware, of any significant environmental liability associated with the Belahouro Project.

4.7 Permits

All resources and areas of more significant exploration potential defined to date lie within the Belahouro Permit. The Permit provides Goldbelt Resources the right to explore for minerals, however further permitting would be required prior to mine under the general mining code (Law No 023/97/II/AN) of Burkina Faso.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

The Belahouro Project is located close to the international border with Mali in north-central Burkina Faso, approximately 220km north-northeast of the capital Ouagadougou. The nearest town to the project is Djibo, approximately 60km to the southeast.

Access to the Belahouro Gold Project is either via 200km of gravel road from Ouagadougou to Kongoussi and Djibo, or via 180km of sealed road to Ouahigouya and then 110km of gravel road to Djibo. From Djibo to the project is approximately 60km along unsealed village tracks. Access to Belahouro is more difficult during the monsoonal season due to heavy flooding within drainages and inundation of broader, low-lying areas.

5.2 Physiography and Climate

Burkina Faso is typical of Sudanian and Sahel areas immediately south of the Sahara Desert. The Inata Project exhibits slightly undulating topography with peneplain relief.

Vegetation throughout the project areas is generally of savannah type with trees of karib, nere and baobab. Northern Burkina Faso has an arid climate, with a well-defined rainy season from July to September. Average rainfall is approximately 500mm per annum with temperatures reaching over 45°C during the hottest part of the year (March to May).

5.3 Local Resources and Infrastructure

Over 80% of the population of Burkina Faso are engaged in subsistence agriculture and nomadic stock keeping. A significant proportion of the male labour force migrates annually to neighbouring countries, particularly Ghana and Cote D'Ivoire, for seasonal employment. Most workers are employed in the agriculture sector growing peanuts, shea nuts, cotton, millet, corn rice, sesame sorghum and tending livestock. Burkina Faso exports cotton, animal products and gold, and imports machinery, food products and petroleum.

Belahouro is the largest permanent village located approximately 30km east of the Inata deposits. A number of nomadic communities exist in the surrounding district. These communities survive on subsistence farming and small artisan gold mining operations. The artisan workings are based on outcropping mineralisation and the reworking of anomalous laterite gravels.

As is common in most of the countries in this part of West Africa, regional infrastructure in Burkina Faso is poor, with few sealed roads and limited power distribution. Water during the dry season in Belahouro is only available from limited water bores operated by hand pumps. Village housing is a combination of mud huts and portable straw huts.

The Goldbelt central camp situated near the Belahouro village has 2 generators, comfortable accommodation for up to 40 people, 30,000 litre diesel storage and a permanent supply of bore water.

6 HISTORY

6.1 Ownership History

Exploration at Belahouro commenced in the early 1980's with four different operators exploring. The Bureau des Mines et de la Geologie du Burkina (BUMIGEB) explored the Belahouro Project between 1984 and 1991, prior to BHP Mineralis International Exploration (BHP) being granted tenure over Belahouro in 1994. Subsequently, Resolute Limited (Resolute) entered into a joint venture with BHP. The Resolute-BHP joint venture was in effect from 1998-2001 after which the concession was operated by Resolute who continued the program on its own.

In February 2004, Goldbelt entered into an agreement with Resolute for the acquisition of Resolute's 100% interest in six gold exploration properties in Burkina Faso. The properties are known as the Belahouro, Wakuy, Karba, Kopoi and Bouhaoun properties which are held by Resolute (West Africa) Limited ("RWA"), an indirect subsidiary of Resolute. Goldbelt acquired RWA for cash and securities of Goldbelt in March 2005.

Under the agreement, Goldbelt acquired the Burkina Faso assets of Resolute by the purchase from a subsidiary of Resolute of all the outstanding shares of RWA, a Jersey company, which in turn holds all the outstanding shares of Resolute (West Africa) Mining Company SA, a Burkina Faso company.

6.2 Exploration History

Exploration at Belahouro commenced in the early 1980's with four different operators exploring. Early exploration was completed by BUMIGEB (1984-1991), focused predominately on the regions near the villages of Belahouro and Souma. This exploration targeted quartz veining in the Inata, Souma and Fete Kole prospect areas.

BHP began work at Belahouro in 1994, mapping and interpreting the project geology with the aid of available airborne magnetics. BHP exploration include soil geochemistry ("B" horizon soil sampling), which identified numerous gold anomalies. BHP used the soil geochemistry and surface mapping to guide further exploration which included trenching and wide spaced RC and diamond core drilling mainly at Fete Kole, Inata and Souma.

Resolute, as operators of the Resolute-BHP joint venture from 1998 to 2001, focused exploration activities on the Inata deposit, with minor work also carried out at Souma. The principal objective of the joint venture was to develop the Inata deposit, locate possible mineralised extensions and to outline additional resources at Souma. The exploration completed included RAB, RC, and DD drilling and further soil geochemistry (Table 6.2_1). In addition, other targets were tested including Pali and Fete Kole as well as other targets elsewhere in the Belahouro property.

After assuming full ownership from 2001, Resolute completed additional rock and soil sampling, ground geophysics (TEM and magnetometer surveys) and additional geological mapping. In aggregate, exploration expenditure by Resolute and BHP was approximately $7.75 million.

Table 6.2_1 summarizes the work done to the end of 2003.

Table 6.2_1

Belahouro Project Exploration History

Work Completed	Comments	Total
Drilling		
DD (Diamond Drilling)	BUMIGEB and BHP	10 holes / 1271m
DD	Resolute – BHP JV	11 holes / 1185m
DD	Resolute	2 holes / 1025m
RC (Reverse Circulation)	BHP	326 holes / 22972m
RC	Resolute - BHP J.V	451 holes / 30830m
RC	Resolute	10 holes / 1145.5m
RAB (auger)	BHP	473 holes / 3783m
RAB(Rotary Air Blast)	Resolute - BHP J.V	903 holes / 23253m
Geochemistry		
Soil samples	Reported only BHP	3461
Soil samples	Resolute - BHP J.V	6792
Rock chip	Reported only BHP	407
Rock chip	Resolute - BHP J.V	85
Rock chip	Resolute	1301
MMI	Resolute	262
Soil samples	Resolute	1019
Rock samples	Resolute	118
Trenching		
No of trenches	BUMIGEB and BHP	167
Inata (25 trenches)	Line metres (Inata only)	3295
Samples	Inata only	1674
Pits	Souma, Inata, Pali West- Resolute	53
Samples	Souma, Inata, Pali West-Resolute	122
Geophysics		
Aeromagnetic	Line spacing 200 m by 85 m height	
VLF – EM/Max-Min	Belahouro permit area	
VLF – Max Min	Inata area	
Ground mag	Resolute	3021.7 line km
TEM	Resolute	777.6 line km
Surveying	Local grid – Four geodesic stations established	No statistics
	Base lines detailed -Inata	6.5 line km
Mapping	Local prospect area mapped	1600km^2
Metallurgy	Leach test work on Inata and Souma	420km^2
	Gravity leach test work, Inata	
Remote Sensing	Landsat TM and aerial photography acquired by BHP	
	Landsat TM and SPOT Imagery	

Detailed Transient Electromagnetic (TEM) data was acquired over Inata in late 2002/2003 using a SiroTEM Mk II transmitter/receiver through a 200m square loop with 200m moves between stations and 400m between traverses. The TEM data appears effective in locating shear zones, and therefore likely zones of gold mineralisation. This data has allowed existing mineralisation to be modelled within a much more detailed geological framework and has therefore led to the generation of new exploration targets. This data will assist follow-up exploration.

Since February 2004, Goldbelt completed a 381 hole drilling program at Belahouro that sought to evaluate mineral extensions at Inata, Minfo and Souma for a total of 41,050.9m. The Inata resources calculated in this report are based on the data obtained from this drilling program.

6.3 Resource and Reserve History

In 2000, Resolute (West Africa) Ltd., on behalf of the joint venture, estimated the resources for the Inata deposits as shown in Table 6.3_1. Inverse distance weighting was used with a top cut of 20g/t Au (Resolute 2000). Resolute reported their 2000 estimate as a combination of Indicated and Inferred Mineral Resource in accordance with the guidelines set out in the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Table 6.3_1

Resolute Resource Estimate 2000
Reported at a 1.0g/t Au Lower Cutoff Grade

Prospect	Tonnes	Grade Au g/t	Resource Category (JORC)	Approximate Drill Pattern	Vertical Depth Drilled
Inata	7,682,000	2.8	Indicated	50 by 20m	80 to 150m
Minfo	604,000	2.1	Inferred	50 by 20m	60 to 80m

Based on a review of the available data, OreQuest subsequently reported the Resolute resource estimate applying the CNI 43 -101 criteria and this is shown in Table 6.3_2.

Table 6.3_2

Ore Quest Resource Estimate December 2004
Reported at a 1.0g/t Au Lower Cutoff Grade

Zone	OreQuest Reclassified Resource (to NI43-101 standards)			
	Indicated Resources		Inferred Resources	
	tonnes	Au Grade (g/t)	tonnes	Au Grade (g/t)
Inata North	3,709,374	3.0	612,200	3.0
Inata Central	2,042,850	2.9	144,500	2.3
Inata South	956,650	2.3	216,300	2.3
Minfo			604,000	2.1
Totals	**6,708,874**	**2.9**	**1,577,000**	**2.5**

RSG Global has previously estimated and reported the Inata resource in May 2005 and classified the estimate in accordance with the CNI 43-101 criteria. This is summarised in Table 6.3_3 reported at a 0.5 g/t Au Lower cutoff and in Table 6.3_4 reported at a 1.0 g/t Au lower cutoff.

Table 6.3_3

Summary Resource Statement Inata
Reported at a 0.5g/t Au Lower Cutoff Grade (RSG Global 26 May 2005)

Resource Category	Tonnes	Average Gold Grade (g/t Au)	Contained Gold (oz)
Indicated	10,354,000	2.1	707,000
Inferred	5,492,000	1.6	288,000

To enable development of the resource base at Inata to be visualised, a graphical comparison of tonnage and total contained ounces is made for all resources of the Measured/Indicated category (including the September 2005 Resource) at a nominal 1 g/t Au lower cutoff and is shown in Figure 6.3_1.

Table 6.3_4 Summary Resource Statement Inata Reported at a 1g/t Au Lower Cutoff Grade (RSG Global 26 May 2005)			
Resource Category	**Tonnes**	**Average Gold Grade (g/t Au)**	**Contained Gold (oz)**
Indicated	7,736,000	2.6	644,000
Inferred	3,372,,000	2.2	238,000

6.4 Production History

The historic production derived from the Belahouro artisanal workings is unknown. Artisan workings to the west and outside of the Inata Central resource visibly have small "manhole" shafts down 15 to 20m and represent an insignificant amount of material removed from any potential insitu resource at Inata. The artisan workings at Inata are not extensive and have mostly been created by illegal miners. BHP and Resolute established control over artisanal operations from late 1990's in order to restrict any activity over the known Inata resource areas. Goldbelt has and is continuing to enforce this control. The Inata area has also been and is currently protected by government regulations.

7 GEOLOGICAL SETTING

7.1 Regional Setting

The Belahouro Project is located in the western portion of the Birimian Djibo Greenstone Belt. The belt has undergone regional lower greenschist metamorphism and is comprised of intermediate to mafic volcano-sedimentary successions and syn to post-kinematic granite and gabbro intrusions dispersed within sedimentary and tuffaceous schists. A prominent marker horizon consisting of black iron-bearing quartzite lenses is observed within the volcano-sedimentary succession. Further emplacement of dolerite and felsic-porphyry has also occurred during and after mineralising events. Tarkwaian facies arkosic sandstone overlies the volcano-sedimentary sequence at the eastern border of the Belahouro granite.

The project can be separated into three principal geological domains. The Damba-Inata domain occurs in the westernmost portion of the project area. Central to the property is the Belahouro-Sona Basin, and the Feto Kole province occurs in the eastern region.

The Damba-Inata trend is dominated by metasediments and intermediate to mafic volcanics and volcanoclastics. To the west of the Inata trend, strong magnetic signatures are present in aeromagnetic data indicating the presence of mafic volcanics or sedimentary derivatives. The trend varies over the strike of the prospect, from north-northwest in the south to north in the central area and north-northeast in the northern area.

The Belahouro-Sona Basin consists of turburbitic metasediments and minor volcanoclastics and provides the key elements to comprehension of the regional tectonic framework subsequent to basin formation. The basin is bounded to the east, west and south by early basin forming structures (D1) that have later been reactivated in subsequent phases of compressional deformation (D2). Arcuate, generally south dipping thrusts abut the southern margin of the basin indicating a significant north-south compressional event (D3). Late mineralised (D4) 040° and 330° faults crosscut the entire basin and adjacent volcano-sedimentary terranes.

Feto Kole to the east of the Sona Basin, is a complex of felsic to mafic volcanics and sedimentary derivatives, and various pre-, syn- and post deformation granitoid intrusions. The final phase of intrusion is gabbroic, which is also associated with minor volcanic ultramafic sequences.

The basement geology of the Belahouro Gold Project represents part of the Baoulé-Mossi Domain of the West African Craton which is mainly formed by Birimian volcano-sedimentary series, which dominates the basement geology of the West African Shield. The Birimian Series is composed of volcanic and plutonic bodies (basalt, andesite, rhyolite, rhyodacite, dacite, felsic tuff, gabbro, diorite and ultramafic rocks) distributed within a generally schistose and vertically titled sedimentary and tuffaceous succession of black shale, sandstone, pelitic schists, tuffaceous schist, greywacke, quartzite and chert. This basement succession is overlain by Tarkwaian siliceous and arkosic sandstone and conglomerate.

The Birimian Series of West Africa is host to some of the largest gold deposits in the world, including Sadiola, Yatela, Morila and Syama in Mali, Obuasi, Bogosu, Prestea and Bibiani in Ghana, and Siguiri in Guinea.

7.2 Project Geology

The Birimian volcano-sedimentary series was extensively deformed and metamorphosed during the Eburnean Orogeny. Metamorphic mineral assemblages reflect low-grade regional metamorphism to greenschist facies. However, in the Belahouro-Souma area, kyanite bearing mica schist and pelite indicate higher grade metamorphic regime. The succession is strongly affected by polyphase deformation displaying recumbent folding and strong sub vertical dominant schistosity with transposed bedding plans in some areas. Syn to post-tectonic granitoids intrude the basement succession.

The entire stratigraphy has been intruded by massive post Birimian dolerite dykes and sills with higher magnetic susceptibility that makes them readily distinguishable in airborne magnetic data.

Throughout the Belahouro Project, exposures of the Birimian basement succession are rare. Weathering is extensive, persisting up to 100 metres depth with a typical lateritic profile.

The gross structure of the Belahouro Project relies on interpretation of the airborne magnetic data.

Gold mineralisation is dominantly associated with stockwork and sheeted quartz–carbonate–sulphide veining, stockworks of albite-carbonate-sulphide veinlets, or as sulphidic haematitic breccia.

Pyrite is the dominant sulphide species, present as discrete poikilitic euhedra ranging from a fraction to a few millimetres in size, largely confined to vein margins or disseminated within alteration selvedges. Traces of other sulphides, principally chalcopyrite, galena, pyrrhotite, arsenopyrite, bornite, tennantite, linneite and mackinauwite are present as veins, fracture fillings and localized disseminations adjacent to veins. Gold is largely developed within fractures in pyrite grains, rarely larger than 50 microns, and is non-refractory.

Extensive weathering and lateritisation of the mineralisation and surrounding host rocks has occurred. The base of oxidation extends to over 60m in places, but may be locally depressed within zones of fracturing and brecciation. There appears to be little evidence of depletion and corresponding supergene enrichment within the weathering profile, and the width and grade of primary mineralised zones appears to be little different from their equivalents within the saprolite profile.

8 DEPOSIT TYPES

Gold within the Belahouro Project is exclusively associated with mesothermal vein style mineralisation, entirely consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. This style of mineralisation is generally associated with regionally metamorphosed terrains that have experienced considerable deformation. As such, the deposits are invariably strongly structurally, rather than lithologically, controlled, however the dominance of structural control invariably increases in a manner commensurate with the metamorphic grade.

9 MINERALISATION

The principal gold mineralisation within the Belahouro Project is confined to the Inata and Souma Trends The three Inata deposits (North, Central and South) are located over a strike length of 4km. The deposits are interpreted to be related to the same structural event and are associated with shearing. The Inata Central and Inata South represent the same mineralised trend, separated by lower grade mineralisation and cross-cutting faults. Inata North lies some 300m west of the Inata Central-South trend. The Inata shear trends north-northeast and dips steeply to the west-northwest. Gold mineralisation is present as free grains and is generally associated with carbonate-pyrite alteration within quartz veins.

Sayouba is a small zone (strike 100m) of north-northwest trending gold mineralisation with a dip of 60° to 70° west. It occurs in shale, siltstone, minor intermediate volcanics, and felsic porphyry. The zone is transgressive to the regional foliation (030° to 040°).

Minfo lies on the Minfo-Filio east-west shear zone. The shear zone can be traced over a distance of 20km and is characterised by a wide zone of shearing (up to 400m) associated with a strong aeromagnetic trend. Mineralisation is associated with massive and stringer quartz veining in black shales within an intermediate volcanic shale/siltstone package.

10 EXPLORATION

Prior to commencement of the Goldbelt exploration programs (February 2004 onwards), considerable exploration has been completed by operators BHP and Resolute (Section 6.2).

The Goldbelt strategy was designed to define sufficient resources and reserves to justify investigation of the development of a 2Mtpa CIL processing operation producing approximately 150,000oz to 200,000oz of gold per year.

The programs focussed primarily on infill drilling of the project resources identified with the objective of improving the confidence category of the identified Mineral Resources. A secondary objective of the drilling program was to expand the resource base in order to enhance the mine life of a proposed CIL operation.

This strategy has been successful, with additional higher grade zones of oxide and primary mineralisation defined. It is likely that on-going exploration will continue to identify extensions to existing mineralisation or new mineralisation elsewhere within the permit.

A summary of the principal exploration activities completed by Goldbelt to 30 September 2005 is provided in Table 10_1 below. A detailed listing and discussion of the exploration history is provided as Section 6.2 and is therefore not repeated.

Table 10_1

Goldbelt Exploration Statistics (2004 to August 2005)

Exploration Activity	Exploration Statistics
RC Drilling	381 holes (40,760m)
Diamond Drilling	3 holes (290.9m)

Exploration surveys and interpretations completed to date within the Belahouro Gold Project have largely been planned, executed and supervised by national and expatriate Goldbelt personnel, supplemented by consultants and contractors for more specialised or technical roles. The data is considered to be of good quality (Sections 11 to 14). The current Goldbelt exploration team, assisted by RSG Global technical personnel, is considered well qualified and motivated to fulfil the responsibilities of on-going exploration programs.

The geological understanding of the Belahouro Gold Project has evolved greatly since the commencement of the Goldbelt exploration strategy and will continue to do so at a similar rate. The knowledge acquired to date confirms the considerable potential of the Inata Trend and surrounding areas. RSG Global considers that the proposed exploration and development strategy is entirely appropriate and reflects the potential of the Belahouro Gold Project.

11 DRILLING

The Inata database includes drilling data generated in three main periods, Bumigeb and BHP drilling (pre 1998), Resolute (1998 to 2004) and Goldbelt drilling from 2004 onwards. The drill data contained in the database is a combination of diamond and reverse circulation (RC) drilling.

Limited documentation is available adequately describing the Bumigeb and BHP drilling (pre 1998) with the description provided relating to the Resolute and Goldbelt data, which dominates the dataset used in the resource evaluation.

11.1 Reverse Circulation Drilling

Four types of drill rigs were utilised supplied by two drilling companies.

- UDR650 (truck mounted) with 750cfm/350psi compressor. Rod string 4½ inch with 5½ inch face hammer. Supplied by West African Drilling Services (WADS).
- UDR1000 (truck mounted) supplied by West African Drilling Services (WADS).
- Schramm T66 truck mounted with 900cfm/350psi air capability using 5½ inch face hammer. Supplied by WADS.
- Schramm 685 truck mounted with air capability of 900cfm/350psi. Drill string with 4½ inch face hammer. Supplied by Grimwood Davies.

The different drilling company's performance was reported as satisfactory with high daily productivity rates, acceptable sampling recovery (except shallow diamond coring), and safety standards being achieved.

11.2 Diamond Core Drilling

WADS completed diamond drilling for both Resolute and Goldbelt. RC precollars were drilled using a UDR1000 multipurpose rig with 350psi/900cfm capacity. Precollars were completed with a 5½ inch drill bit while diamond coring was completed using HQ triple tube. All holes were surveyed using a single shot camera at the collar and at regular down-hole intervals. Core orientations were completed using the spear technique, with both tungsten and crayon bits utilised, depending on core competency.

Core structure orientations are routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line, determined from the crayon orientation mark recorded during drilling, drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, RQD percentage, rock type, weathering, rock strength and fractures per metre. This basic geotechnical logging is considered appropriate at this stage of project development.

11.3 Drilling Quality

The RC and diamond drilling data applied in resource estimation is generally considered to be of acceptable quality and broadly consistent with international industry standards.

The general quality of RC drilling has progressively improved over time, particularly since more experienced and well-equipped contractors have become available. Drilling practices are also benefiting from closer and more experienced exploration management. The quality of diamond drilling is considered to be of industry accepted standard, however, recoveries for diamond core from the moderate to highly weathered saprolite has been poor (Section 12.3).

Wherever possible, drilling was undertaken normal to the plane of the principal mineralised orientation. RSG Global is confident that the modelled resources adequately reflect the drilling orientation with respect to the mineralised strike and down-hole versus true intersection width.

12 SAMPLING METHOD AND APPROACH

12.1 RC Sampling and Logging

RC drill chips were collected as 1m intervals down-hole via a cyclone into PVC bags prior to splitting.

The collected samples were riffle split using either a multi stage Jones riffle splitter or via multiple passes through a single stage Jones riffle splitter. A final sample of approximately 2kg was collected for submission to the laboratory for analysis. Wet samples were collected via grab sampling. The dry sampling represents industry standard practices, but the method of grab sampling the wet RC samples may result in unreliable data, however, wet samples represent a small percentage of the dataset.

RC chip boards were systematically compiled by gluing the sieved RC chips to a board. These boards represent a good record and a useful tool for re interpretation of the geology and mineralisation. During the site visit, holes INRC001 to INRC150 were available for inspection, although the remaining chip boards (300 plus holes) for Resolute drilling were not located. This drilling represents the bulk of the Inata Deposit and needs to be located and preserved. Chip trays were used by Goldbelt were inspected in Ouagadougou.

12.2 Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. After the marking out of the required interval, the core was cut in half by the electric diamond blade core saw. The cut is made along the orientation line with the half core portion that looks north being retained as a reference. The half portion that looks to the south is broken up for assay.

In the upper oxide zone, the core was too friable for diamond saw cutting. The procedures were to dry cut or cleave the core in this case. The sample weight required was 2kg.

The following diamond holes were inspected during the site visit; INDD007, INDD008, INDD009, INDD016, INDD018, INDD019 and INDD020.

The zone of mineralisation in holes INDD7 to INDD9 had been weakly weathered and the core was relatively competent. Fines along fractures and veining had been washed out but recoveries were above 90%. Holes INDD16, INDD18, INDD19 and INDD20 were moderately to strongly weathered, the core was crumbly and friable and sample recovery was very poor. Figure 12.2_1 shows diamond core recovery at 42m down hole for INDD016, note the poor recovery around quartz vein where it is not possible to take a representative sample. Consequently, these holes are likely to underestimate the gold in grade and width when compared to adjacent RC.

12.3 Sample Recovery

Sample recovery for RC drilling was noted as good and generally estimated to be in excess of 20kg per metre drilled. Sample weights have not been systematically recorded, however review of deteriorated samples in the bag farm at the Belahouro camp and at Inata indicates acceptable sample recoveries were being achieved. (Based on 5" or 122.5mm diameter RC drillholes and the established average weighted bulk density, the notional volume recovery of dry samples should approximate 20kg/m in saprolite and 32kg/m in the primary zone). Resolute states that a few wet intervals were recorded, generally at rod changes. On inspection of RC drilling during the RSG Global site visit in April 2005, the samples were kept dry to depths of 200m. Drillers were pulling back after every metre and samples were being systematically weighted with very good recoveries noted.

Sample recovery in diamond holes was poor for the moderate to highly weathered zones. Core loss tends to occur due to washing and/or grinding at the commencement and completion of drilling runs, particularly within the partially oxidised portion of the profile or within friable zones of tectonised rock. Consequently, this drilling is considered as low confidence and recovery has been appropriately considered during estimation.

12.4 Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples afforded by diamond coring within the highly weathered zones are of poor quality, however the sample recoveries for the RC drilling is high.

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data (Section 14.2) generated and no distinct bias is evident. RC sampling still requires close supervision to ensure adequate representivity.

13 SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1 Sample Security

RSG Global is unable to provide comment on the sample security of the data collected prior to Goldbelt's involvement, however, the sampling and sample dispatch protocols implemented by the Resolute-BHP JV, and subsequently by Resolute, are similar to those described below.

The rapid submission of samples from drilling for analysis, and the close scrutiny of procedures by expatriate technical staff, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular 'blind' submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Goldbelt drilling procedures require samples to be stapled closed once taken from the rig. They are then transported to the Belahouro secure camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored on site, including chips derived from RC drilling, half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. All pulps are stored at a Goldbelt storage facility in Ouagadougou and were inspected during the site visit. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the historical and anticipated tenor of mineralisation.

13.2 Analytical Laboratories

Prior to BHP/Resolute involvement with the project, all sample analyses were completed at the Bumigeb laboratory in Bobo-Dioulasso. This laboratory represents data associated with 0.03% of the database.

Data collected by BHP represents approximately 21% of the database and was assayed at SGS in Tarkwa. Digital quality control data is not available and data has been reviewed from reports.

Quality control by Resolute identified that the Bumigeb laboratory was unreliable, therefore all Resolute samples were assayed at Intertek Testing Service (ITS) laboratory based in Ouagadougou, Burkina Faso. Data analyses by ITS represents data associated with approximately 46% of the assay database.

Analytical work completed on behalf of Goldbelt was initially done by Transworld Laboratory Tarkwa in Ghana. After identifying some issues with sample preparation with the Transworld Laboratory, all sample preparation and analysis for the current drill program (post May 2005) is being completed by SGS Tarkwa in Ghana. Both of these laboratories use conventional fire assay with AAS finish. Goldbelt has continued using Resolute standard procedures for quality control. Transworld represents data associated with approximately 33% of the database.

13.3 Sample Preparation and Analytical Procedure

13.3.1 Intertek Testing Service (ITS)

The assay method applied by ITS is summarised below.

- Sample Preparation
  - 2kg or less of sample is dried, disaggregated, crushed, and pulverised (95% passing -200 micron).
  - Two 180g pulps are taken for analysis and pulp storage.
- Sample Analysis
  - 30g charge, Fire Assay fusion, lead collection, AAS determination to 8ppb.
  - Gravimetric analysis completed on Au>10g/t.

Routine quality control included submission and assay of two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results. Sample preparation and analytical methods have been conventional and appropriate.

13.3.2 Transworld – Tarkwa

The assay method applied by Transworld (Tarkwa) was as follows:-

- 2kg to 3kg field splits are oven dried at 105°C.
- Over dried samples are crushed in a jaw crusher to a nominal 3mm.
- A 1.5kg sub-sample is collected via a riffle splitter.
- The 1.5kg sub-sample pulverised in a homogenizing mill (LM2) to 90% -75μ.

The 50g Fire Assay analytical procedure applied to the pulps is summarised as follows:-

- A 50g portion of pulverized sample is weighed.
- The sample is fused in a fusion furnace to produce a lead button.
- A lead button is cupelled in a cupellation furnace.
- The resulting prill is subjected to acid dissolution.

The resulting solutions are then read on an AAS, with a stated detection limit of 10ppb gold.

13.3.3 SGS Tarkwa

The current drill program, post May 2005 (and previously BHP samples with an undocumented procedure) is being analysed by SGS Tarkwa with the following procedure:-

- 2kg to 3kg field splits are oven dried at 105°C.
- The dried sample is crushed in a Jaw crusher to a nominal 3mm.
- A 1.5kg sub-sample is collected via a riffle splitter.
- The 1.5kg sub-sample is pulverised in a homogenizing mill (LM2) to 90% -75μm.

The 50g Fire Assay analytical procedure applied to the pulps is summarised as follows:-

- A 50g portion of pulverized sample is weighed.
- The sub-sample is fused in a fusion furnace to produce a lead button.
- A lead button is cupelled in a cupellation furnace.
- The resulting prill is subjected to acid dissolution.

The resulting solutions are then read on an AAS, with a stated detection limit of 10ppb gold.

13.4 Adequacy of Procedures

Analytical procedures associated with data generated prior to BHP cannot be assessed, as not all of the relevant information is available. Procedures associated with BHP, Resolute and Goldbelt assaying are consistent with current industry practise and are considered acceptable for style of mineralisation identified at Belahouro.

14 DATA VERIFICATION

14.1 Quality Control Procedures

The current quality control procedures include the submission of internationally recognised standards, umpire assaying at an internationally recognised laboratories in Australia (5% of total mineralised intercepts are planned to be submitted at the completion of the current drill program in July 2005), duplicate and replicate sample analyses and the submission of RC field duplicate samples at a rate of 1:30, with the latter providing a comparison of the total sampling and analytical error. The assay quality control procedures applying to the various laboratories is summarised in the following sections.

14.1.1 Intertek Testing Service (ITS)

The quality control procedures implemented by ITS assaying were:-

- Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.
- Compressed air gun used to clean crushing and milling equipment between samples.
- Barren quartz 'wash' applied to the milling/pulverising equipment at the rate of 1:10.
- Quartz washes assayed to determine the level of cross contamination.
- Sieve tests are carried out on pulps at the rate of 1:50 to ensure adequate size reduction.
- Assaying of internal standards data.
- Mineralised duplicate pulps despatched to Genalysis Laboratory Services in Perth, Australia, for umpire fire assay analysis.

14.1.2 Transworld (Tarkwa) and SGS (Tarkwa)

In addition to the above procedures applied at ITS, the following procedures were adopted for Transworld and SGS:-

- A minimum of 3% (1:30) of the submitted samples in each batch, are duplicated in the field.
- Blank samples are inserted at the rate of approximately 1:30.
- Screen tests are undertaken on sample pulps at the rate of 1:20.
- Industry recognised solid standards (Rocklabs) are disguised and inserted at a rate of 1:30.
- Assaying of internal standards data.
- Mineralised duplicate pulps (representing 5% of the mineralised intercepts) are to be despatched for umpire fire assay analysis.
- Pills inserted in barren 2kg samples are included in sample batches. The insertion rate is approxiamately 1:40. The pills were sourced from Assay Solutions Pty. Ltd, Australia.

14.2 Quality Control Analysis

The assay quality control data, as they pertain to resource estimates completed on the basis of data available to 31 August 2005, have been subdivided into pre BHP data, BHP data, BHP/Resolute- Resolute data and Goldbelt data.

The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:-

- Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
- Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.
- Mean vs % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.
- Mean vs %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD).
- Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.
- Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.
- Standard Control Plot shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.
- Cumulative Deviation from Mean Plots illustrate the cumulative sum of the deviation from the expected value of a particular reference standard or from the mean of the assays over time, and is used to determine direction and severity of bias and illustrate changes in grade over time.
- Cumulative Deviation from Expect Value Plot illustrates the cumulative sum of the deviation from the expected value of a particular reference standard over time. Used to determine direction and severity of bias, and to illustrate changes in grade over time.

Comments on the results of the statistical analyses for each laboratory are provided below while a compilation of the descriptive statistics and graphical plots are presented as illustrations.

14.2.1 Pre BHP

Little quality control data exists for the assaying competed pre BHP. No quantitative assessment can be made in relation to the quality of this data however the data accounts for only 0.03% of the database.

As little quality control data exists for the assaying competed by BHP, no quantitative assessment can be made in relation to the quality of this data.

14.2.2 Resolute/BHP-Resolute (ITS)

Quality control data has been evaluated in the internal report 'Interim Report December 31 1998 by Resolute'. A total of 583 pulps were submitted to Genalysis Laboratory Services in Perth, Western Australia, as part of routine off-continent analysis. A high correlation was noted between data sets indicating no bias in the original assay data set.

Routine quality control included two international standards, one international blank and two duplicates per batch of 30 samples. In addition, random checks were completed on spurious results. Sample preparation and analytical methods have been conventional and appropriate.

Data was reviewed by RSG Global in the form of reports for the QA/QC completed by Resolute. The available data indicates that acceptable levels of accuracy and precision were being achieved in assaying for these datasets. The pulps remain intact and were inspected during the site visit at the Goldbelt storage facility in Ouagadougou, affording the possibility of selective reassay if deemed necessary. Based on a visual review of the different drillhole datasets, no apparent change in assay quantum was identified.

14.2.3 Goldbelt (Transworld – Tarkwa)

The exploration samples generated by Goldbelt to May 2005 have been assayed at the Transworld laboratory in Tarkwa.

Digital QC data has been supplied to RSG Global for review. Field duplicate data, international standards, blanks and pill data has been reviewed.

Pill data supplied showed extreme discrepancies. After consultation with the laboratory it was determined that during sample preparation, operators saw the pills as contaminants and removed them from the sample. The later analysis conducted when operators stopped the practice of removing the pills shows that samples were generally being correctly crushed, homogenised and splits were representative of the crushed sample. Plots are supplied for the 3 pills utilised (0.58g/t, 2.25g/t and 7.89g/t as Figures 14.2.4 to 14.2.6 respectively).

Note that pills are a form of standard that when sample weights are available metal can be calculated.. The mean of the assay pill data, as shown in all QC plots (Figures 14.2.4_1 to 14.2.4_3), reports under the expected value. This under reporting is interpreted to be principally due to the identified removal of the pills. Goldbelt elected to discontinue to use TWL and to switch to SGS Tarkwa for its assaying.

Field duplicate data is available for 644 samples. Figures 14.4.2_4 and 14.4.2_5 show results for the total data and a dataset generated excluding <0.1g/t Au data respectively. The results show acceptable levels of precision, with 88% of the ≥0.1g/t Au data within the 20% HARD tolerance limits and a linear correlation of 0.98.

Analyses of blanks were available to review the data for possible contamination. The blanks database comprised 642 data. Little contamination was evident (Figure 14.2.4_6), with the 55% of data lying at or within twice the detection limit of 0.005g/t Au. Minor spikes are seen in the data with some clustering of higher background values apparent.

The quality control data suite investigated for the 2005 drilling comprises 37 assays of independently submitted standards. The submitted standards were sourced from Rocklab Ltd who specialise in producing international accredited standards.

RSG Global completed a review of the following Rocklab standards:-

- Standard 0.42 (expected value 0.42g/t) – Figure 14.2.4_7.
- Standard 1.30 (expected value 1.30g/t) – Figure 14.2.4_8.
- Standard 3.46 (expected value 3.46g/t) – Figure 14.2.4_9.

The data analysis revealed some notable bias with standard 0.42, 1.30 and 3.46 reporting only 54%, 69% and 77% respectively of standards within 10% tolerance limits. The limited nature of the dataset however should be appropriately considered. Some anomalies were identified which appear to reflect incorrect labelling of the standards, in particular the 0.42g/t standard, and hence indicate that supervision of this aspect of the sample submission may have been inadequate. Goldbelt has elected to discontinue to use TWL and to switch to SGS Tarkwa for its assaying.

In general, and notwithstanding the above identified and rectified sample preparation error with the pills, the Transworld laboratories have achieved acceptable levels of precision. Based on the available standards assaying, insufficient data is available to assess the assay accuracy fully, although RSG Global believes no systematic bias exists.

Umpire assaying is currently being completed in which 5% of the mineralised intercepts are re-analysed by off continent laboratorie Amdel in Perth, Australia. This is strongly recommended for a final review and will help data quality assessments.

14.2.4 Goldbelt (SGS – Tarkwa)

The current exploration samples generated by Goldbelt since May 2005 have been assayed at the SGS laboratory in Tarkwa. Field duplicate data, international standards, blanks and pill data has been reviewed. Close monitoring of the QC data was conducted by Goldbelt and RSG Global personell on a batch by batch basis during the current drill program with any irregularities immediately investigated and if warranted samples being re assayed.

Pill data is available for 331 samples. Data shows that samples were generally being appropriately crushed and homogenised, with splits representative of the crushed sample. Plots are supplied for the 5 pills utilised (HOME25 - 0.01g/t Au, HOME10 - 0.02g/t Au, HOME13 - 0.29g/t Au, g/t, PAD22 - 1.13g/t Au and SOG9 - 3.99g/t Au as Figures 14.2.1 to 14.2.5 respectively). The lower grade pills 0.01 g/t and 0.02 g/t have been treated effectively as blanks with results generally within tolerance (96% and 75% respectively). The low grade data must be treated with caution as the 2kg blank material to which the pill is added maybe weakly mineralised and the pill grade is also near assay detection. Plots show that where the pill has been captured within the sample preparation, results are generally acceptable. Continued review of the SGS laboratory sample preparation is required as approxiamately 20% of the higher grade pills (PAD22 and SOG9) have not been captured in sample preparation, possibly due to the pill being removed by sample preparation staff as a contaminant or excess sample being removed along with the pill before initial crushing. Where the pill has been captured results are considered acceptable. Further review of sample preparation based on the laboratory duplicates also reveals no issue with the sample preparation.

Field duplicate data is available for 1081 samples. Figures 14.4.2_5 show results for the dataset generated excluding <0.1g/t Au data. The results show acceptable levels of precision, with 87% of the ≥0.1g/t Au data within the 20% HARD tolerance limits and a linear correlation of 0.96.

The blanks database comprised 644 data. Little contamination was evident (Figure 14.2.4_6), with the 93% of data lying within 0.1g/t Au. Minor spikes are seen in the data with some clustering of higher background values apparent.

The 2005 SGS Tarkwa quality control data set includes 899 assays of independently submitted standards. The submitted standards were sourced from Rocklab Ltd who specialise in producing international accredited standards.

RSG Global completed a review of the following Rocklab standards:-

- Standard OXA26(expected value 0.08g/t) – 195 samples – Figure 14.2.4_7.
- Standard OXC30(expected value 0.20g/t) – 87 samples – Figure 14.2.4_8.
- Standard OX9 (expected value 0.47g/t) – 49 samples – Figure 14.2.4_9.
- Standard OXF28 (expected value 0.80g/t) – 90 samples – Figure 14.2.4_10.
- Standard OXL14 (expected value 1.22g/t) – 14 samples – Figure 14.2.4_11.
- Standard OXL40 (expected value 1.86g/t) – 195 samples – Figure 14.2.4_12.
- Standard OXL25 (expected value 5.85g/t) – 48 samples – Figure 14.2.4_13.

- Standard SN16 (expected value 8.37g/t) – 201 samples – Figure 14.2.4_14.

The data analysis of the lower grade standards show excellent reproducibility of standard OXA26 with 98% of data falling within the +/- 0.04g/t tolerance. Standard OXC30 also shows acceptable reproducibility with 94%(bias 12%) of data falling within the +/-0.05g/t tolerance as does standard OX9 with 88%(bias 13%) of data falling within the +/- 0.07g/t tolerance. Apparent large bias is related to the low order of magnitude of the datset and is not considered of concern.

Analysis of standards in the range above the reported cutoff of 0.5 g/t and less than 5g/t reveal excellent accurancy was achieved by SGS Tarkwa, with Standard OXF28, OXL14 and OXL40 reporting 99%(bias 4%), 78%(bias -8%) and 91%(bias 2%) of data respectively within 10% tolerance limits. The relatively low 78% of data within tolerance of standard OXL 14 is a function of the limited datset consiting of 14 samples and thus the large relative bias is not considered significant.

Review of the standards OXL25 and SN16, which represent the higher grade range of assaying, reports 96%, and 91% respectively within 10% tolerance limits, and a bias of -0.1 and 2.11% respectively. It appears that some mislabling of standard SN16 with standard OXL40 has occurred in sample dispatch. Removing these mislabelled standards improved the accuracy with the relative standard deviation reduced from 1.24 to 0.48 and a reduction in reported bias to an acceptable 0.3%.

Goldbelts decision to use SGS Tarkwa for its assaying appears well justified when the quality of the standards data is considered. In conclusion the SGS laboratories have achieved acceptable levels of precision and accuracy. Based on the current data set, RSG Global believes no systematic bias exists.

Umpire assaying at the completion of the drill program in which 5% of the mineralised intercepts are re-analysed by off continent laboratories (Amdel Perth, Western Australia) is currently being conducted. This is to enable a final review and will assist in data quality assessments.

14.2.5 Analytical Data Quality Summary

Detailed quality control assessment of the analytical data generated has not identified any material bias. The analytical precision for both assay standards and field duplicate data is acceptable. The quality of the analytical data applied in resource estimation is generally considered consistent with industry standards. As part of normal exploration practises, ongoing review of all quality control data, including independent umpire assaying and independent submission of internationally accrediated standards, is strongly recommended.

14.3 Bulk Density Determinations

See Section 17.4 (Statistical Analysis)

14.4 Survey Control

14.4.1 Topography

Topography has been generated from the drill hole collar survey data. RSG Global considers the topography to be of moderate confidence considering the limited relief of the

Inata deposits. A more extensive topographic survey is recommended for detailed mine planning.

14.4.2 Collar Surveys

In 1998, when Resolute took over exploration management at the Belahouro Project, a detailed surveying program was completed over the entire project. BAGEME/IGB, a Burkina Faso government survey agency, was employed to complete the survey. Baselines of the local grids were accurately surveyed and geodetic stations were established in UTM WGS 84 datum.

Drill holes have been accurately surveyed using standard theodolite techniques based on the geodetic stations. Subsequent drilling by Resolute has been picked up by a differential GPS unit to survey drill hole collars to an accuracy of ±1 metre.

RSG Global has independently checked nine drill hole collars using a hand held GPS (6m accuracy), randomly selected from the South Inata, Central Inata, North Inata and Minfo deposits and the Sayouba prospect. The check survey is comparable to the provided database collar survey.

All recent Goldbelt drilling has been resurveyed by DGPS and the data are incorporated into the exploration survey file. All drillhole collars are marked with a cement slab for future reference.

14.4.3 Down-hole Surveys

BHP-Resolute drilling diamond drilling was downhole surveyed by an unstated method at regular downhole intervals. The RC holes were unsurveyed. However, the limited depth of these holes would result in little substantial deviation and therefore the lack of survey is not considered material.

For the current Golbelt drill program, down-hole surveys are undertaken by the drilling contractor under the supervision of Goldbelt personnel prior to the completion of each hole. All down hole surveys were completed using an Eastman single shot camera at the collar and at regular down-hole intervals. All azimuth readings taken by the camera are magnetic. No survey shots were validated during the site visit due to the site personnel being unable to locate the survey discs.

In the case of RC holes, surveys are undertaken at nominal 30m to 50m intervals in the open hole after drilling is completed. The drillholes remain very open due to the lack of ground water (up to 200m in depth) and are easily surveyed open hole with minor risk of hole blockage or loss of camera. Each survey result is checked onsite before being entered into the survey file and is re-surveyed if a discrepancy between the planned and determined orientation is evident. Typical deviation is less than 7° in both dip and azimuth for drillholes of up to 200m depth.

The azimuth and dip can be readily determined through the bottom of the bit for diamond core holes. This information is also determined at nominal 30m to 50m intervals down-hole and recorded in the database in a similar fashion to the RC drilling.

Once the set-up orientation of the rigs is defined, little deviation is evident in either the RC or diamond drilling and the spatial distribution of data is considered to be well controlled.

14.5 Data Quality Summary

On the basis of the 2005 RSG Global technical audit and site visits, and data provided subsequently by Goldbelt technical staff, the appropriateness of the exploration procedures relating to resource delineation can be summarised as follows:-

- Diamond, and RC drilling have been undertaken by reputable contract drilling companies using industry standard drilling equipment and procedures.
- Survey control for the majority of projects is accomplished by surveying of drillhole collars using a DGPS. Drillhole locations are well established in relation local and UTM grids.
- Drillhole sampling procedures are consistent with acceptable industry standards.
- Assaying procedures are considered consistent with acceptable industry standards.
- Review of the pills data indicates that a high level of error is present in sample preparation where pills were removed, however no bias has been identified in samples assayed including the pills.
- Review of the field duplicate data indicates that an acceptable level of precision is achieved indicating total error is also acceptable. No bias has been identified in this data set.
- Assaying completed by ITS and Transworld displays acceptable levels of accuracy and precision.
- Density stratification based on diamond core data is considered acceptable for resource calculation however more data is required for improved and possibly a higher tonnage calculation.

14.6 Source Data

Goldbelt staff supplied digital and hard copy data for the Belahouro Project. In summary, the following key digital data relevant to the resource estimation study were provided:-

- Drillhole databases containing collar location data, downhole survey data, assay data, and geology data.
- Internal documentation including geological logging tables.
- QAQC databases.
- Density databases.

In addition, reference data and support documentation relevant to the resource estimation study were supplied as numerous internal company reports.

14.7 Drillhole Database

RSG Global was supplied with a series of binary and ASCII databases from site. These data were loaded into the Micromine software package and reviewed in detail as part of the resource estimation process. The database investigations undertaken by RSG Global included:-

- A review for completeness (hole exists in assay, collar, survey and geology files).
- Validation for duplicated sample numbers.
- Validation of azimuth and dip ranges.
- A review of assay results for consistency of recording, flagging, detection limit, and unit.
- Compilation and validation of missing intervals.
- Review of high-grade assay intervals.
- Validation of geology codes.
- 3D coordinate generation and review.

In addition to the above, a validation of primary assays against the original assay certificates was undertaken. At least one hole per section line was compared against the digital database. This represented approximately 30% of the database. A small number of inconsistencies were identified during the database validation, requiring adjustment or correction prior to resource estimation, including:-

- Incorrect and incomplete downhole survey data.
- Missing assays from intervals known to have been assayed.
- Typographical errors.
- Inconsistencies in the geological coding due to multiple phases of exploration, and variations in geology codes and logging personnel.

The databases are considered to be of acceptable industry standards.

Summary details of the validated database grouped by drill type are provided in Table 14.7_1.

Table 14.7_1
Belahouro Gold Project
Summary of Drilling Database Statistics Grouped by Drill Type

	DDH	RC	Total
Holes	24	913	937
Metres	3,311.9	78,618.5	81,930.4

Summary details of the drilling completed grouped by company are provided in Table 14.7_2.

Table 14.7_2
Belahouro Gold Project
Summary of Drilling Database Statistics Grouped by Company

Company		DDH	RC	Total
Pre BHP	Holes	4	0	4
	Metres	200.9	0	200.9
BHP	Holes	6	156	162
	Metres	1069.5	12,006.5	13,076
BHP Resolute	Holes	0	309	309
	Metres	0	21445	214455
Resolute	Holes	11	66	77
	Metres	1750.5	4407	6157.5
Goldbelt	Holes	3	381	384
	Metres	290.9	40,760	41050.9

Summary details of the drilling completed grouped by assay laboratory are provided in Table 14.7_3.

Table 14.7_3
Belahouro Gold Project
Summary of Drilling Database Statistics Grouped by Laboratory

Company		DDH	RC	Total
Burnigeb	Holes	4	0	4
	Metres	200.9	0	200.9
SGS (BHP Tarkwa)	Holes	6	156	162
	Metres	1069.5	12,006.5	13,076
ITS	Holes	11	375	386
	Metres	1750.5	25,852	27,602.5
Transworld	Holes	3	198	201
	Metres	290.9	19,934	20224.9
SGS (Tarkwa)	Holes	0	183	183
	Metres	0	20,576	20,576

15 ADJACENT PROPERTIES

The permit immediately to the North of the Belahouro Permit is owned by Orezone Resources (OZN:TSX, Amex), a Canadian gold exploration and development company that acquired the 404 km2 Ouairé Kerboulé exploration permit, in April 1997 and now holds a 75% interest in the permit with an option to earn an additional 25% interest. Orezone Resources are actively exploring the permit having spent over $1 million on exploration to date and have identified significant mineralization at Kerboulé approximately 25 kilometers to the North-North East of Inata.

Orezone Resources suggests that mineralisation at Kerboulé lies in the same structural corridor to that of the Inata deposit and that mineralisation also occurs in a similar shear zone and geological setting containing the same volcano-sedimentary and volcaniclastic rocks. The global Inferred resource quoted by Orezone Resources (as September 2005) at Kerboulé is currently 4.8 million tonnes at 1.3 g/t Au (200,000 ounces). Orezone Resources believe that the economic feasibility of the Kerboulé project is currently related to the advancement of the Inata Deposit. The next phase exploration program on the Ouairé Kerboulé permit, according to Orezone, will focus on defining large scale mineralization that has the potential of hosting a multi-million ounce deposit.

RSG Global considers that there are no other mineral deposits associated with adjacent projects that are directly relevant to the Belahouro Project.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

In 1999, four composite samples of Inata material were tested by AMMTEC of Australia. The samples were crushed to minus 2mm prior to splitting into both 1kg mill charges and 200g assay samples. Duplicate head assays compared well, with less than 5% variation between assays. Samples were ground to 80% passing either 106 or 75 microns. Gravity recovery was tested using a small Knelson concentrator after grinding followed by amalgamation. All gravity and amalgam tailing was then subject to cyanide leaching. Table 16_1 summarizes the results of these tests.

Table 16_1

Gravity Cyanaidation Test Results on Inata Composites

Comp. Sample No.	Descr.	Grind 80% passing microns	Calc'd Head Au g/t	Leach Residue Au g/t	Gold Extraction % with time Hrs.				Reagent Consumption kg/t	
					Gravity	2	8	24	Lime	NaCn
T128827	L. G. ox. (0-16m)	106	1.49	0.083	16.2	84.4	94.5	94.5	1.17	0.83
		75	1.41	0.082	11.3	77.2	92.1	94.2	1.66	0.53
T128828	H.G. Ox. (6-65m)	106	8	0.322	14.9	91.4	95.2	96	1.37	0.78
		75	8.3	0.341	13.9	80.4	94.5	95.9	1.36	1.08
T128829	L. G. ox./Tr. (68-91m)	106	1.6	0.311	13.6	80.6	80.6	80.6	3.7	0.68
		75	1.38	0.382	8.8	82.5	84.7	86.8	2.52	0.75
T128830	H.G. Ox./Tr. (61-90)	106	7.8	1.21	16.8	80.9	83.6	84.4	2.74	1.08
		75	7	1.25	10.4	80	82.1	82.1	3.28	0.75

The tests indicate that the material is not particularly grind sensitive below 100 microns. Ninety percent recoveries were achieved in oxide samples similar to results obtained from 24 bottle roll tests at ITS laboratory in Ouagadougou. Due to the relatively low recoveries in transition samples, oxygen sparging tests were performed on the T128829 106 micron sample. Aeration improved overall recovery to 90% within two hours with slightly lower lime consumption.

Test work was also done by AMMTEC regarding potential preg-robbing carbon thought to be present in some of the host rocks. Samples of core from hole INRD 09 were shipped to Australia for the tests. The samples were from carbonaceous shale at 143m depth and andesite at 181m. The mineralised zone averaged 1.35g/t Au from 151m to 164m and 6.15g/t Au from 164m to 172m. The andesite contained mainly carbonate carbon, however, the shale sample was found to be extremely preg-robbing removing 90% of the solution gold within one hour.

CIL tests were run on Inata North and Central deposit composites. Samples were ground to 80% passing 106 microns and again gravity concentrates (11% to 25% recovery) were removed prior to leaching. Oxide recoveries of 91% and 92% were achieved and transition zone recoveries were lower at 81% to 86%. Some recovery of gold was made in all cases after one day of leaching, much slower dissolution rate than previous tests and attributed to the grind size.

Samples of oxide and transition material were used to calculate the bond work index of the material. The results by AMMTEC indicated work indices of 16 for oxide material and 11 to 13 for transition material. The index of 16 reported by AMMTEC is quite high and further work is warranted to verify this number and determine the reason for it. In their various reports AMMTEC recommend that further studies are warranted to determine minor element (such as copper) effects on leaching which could be done by ICP analysis of assay samples.

17 MINERAL RESOURCE ESTIMATES

17.1 Introduction

RSG Global has generated resource estimates for the Inata deposit within the Belahouro Gold Project as at 30th of September 2005 using the MIK estimation technique. The technique selection was based on a combination of factors including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style of mineralisation.

The resource model was derived via geological and mineralisation zone modelling of the individual deposits.

17.2 Database

The resource estimation was based on the updated exploration database which comprised a series of binary and ASCII files. These files were reviewed and validated by RSG Global prior to commencing the resource estimation study.

No topographic data was supplied and, as such, a topographic surface has been generated from drillhole collar co-ordinates. No depletion of the model has been undertaken for the artisanal workings due to the lack of robust topographic information and digital data pertaining to the workings. The Inata artisan workings viewed during the RSG Global site visit are small scale and are considered insignificant in respects to resource depletion.

17.3 Geological Modelling and Mineralised Zone Interpretation

Surfaces were generated for the regolith/oxidation (logged weathering) and used to code the drillhole database, the block model and bulk density stratification. The regolith/oxidation surfaces represent the base of the oxide and base of the transitional zones. Figure 17.3_1 provides a typical cross section.

Site based personnel have also provided basic geological wireframes representing broad lithological boundaries modelled. Further lithological modelling by site personnel should focus on refining the lithological boundaries and identify the lithological units that may impact upon processing of the ore. While lithology is not dependant upon defining the mineralisation extents of the deposit, defining lithological units such as hydroscopic clays and carbonaceous shales can assist in defining and understanding the metallurgical characterstics of the deposit.

A mineralisation interpretation was completed based on the geological review and site visit completed by RSG Global. The interpretation captured the broad mineralisation halo that encompasses the geological vein system.

The parameters applied to mineralisation zone definition were as follows:-

- A notional 0.3g/t Au lower cutoff.
- A minimum horizontal thickness of 3m.
- No strict internal waste criterion.
- Consistency with the available geological interpretation.

Applying the notional 0.3g/t Au lower cutoff grade and geology criteria, 7 major mineralisation domains (termed domains 110,120,130,140 (Inata North), 210, 220 (Inata Central) and 310 (Inata South)) were defined at the Inata deposit. Note that domain 140 in Inata North represents a high grade zone generated at > 5 g/t Au which is entirely encompassed by domain 110. Two broad domains (termed domain 510 and 520) were defined to constrain the remaining background mineralisation where the continuity of mineralisation was difficult to establish. The mineralised domains were used to code both the drillhole database and block model.

Figures 17.3_2 to 17.3_5 present plan views of the drilling and the mineralisation interpretation for all domains, with typical a cross section provided as Figures 17.3_6 to 17.3_8. Note the presented figures show the down dip extensions of the mineralisation wireframes used to extrapolate the grade estimate for pit optimisation purposes. The regions of domain extension were excluded from the resource reporting.

17.4 Statistical Analysis

The drillhole database was composited to a 2m down-hole composite interval, recording the coded geological data. The 2m composites were used for subsequent statistical, geostatistical and grade estimation investigations.

Classical statistics were generated for all domains (Table 17.4_1). A high grade of 117.0g/t and 210.3g/t was noted for Domain 210 and 310 respectively. The grade distributions are typical of gold deposit of this style, and show a positive skew or near lognormal behaviour. The coefficient of variations (CV - calculated by dividing the standard deviation by the mean grade) are high (generally above 1) consistent with the presence of extreme grade composites that potentially require high grade cutting for grade estimation.

Table 17.4_1

Summary Statistics by Grouped Domain
2m composites uncut, Gold grade (g/t)

	Domain1 10	Domain 120	Domain 130	Domain 140	Domain 210	Domain 220	Domain 310	Domain 510	Domain 520
Count	2,054	491	170	207	1,601	72	620	7,390	8,428
Min	0.007	0.007	0.014	0.03	0.01	0.034	0.025	0.005	0.005
Max	22.05	18.59	5.77	27.15	117.0	12.92	210.3	25.59	17.95
Mean	1.95	1.66	0.92	8.54	1.94	1.56	1.71	0.15	0.14
Median	1.02	0.88	0.54	7.54	0.82	0.96	0.67	0.05	0.06
Std Dev	2.52	2.30	1.11	5.23	4.15	2.03	9.05	0.57	0.44
CV	1.29	1.39	1.20	0.61	2.14	1.31	5.30	3.93	3.07

The requirement for high grade cuts or caps was assessed via a number of steps to ascertain the reliability and special clustering of the high grade composites. The steps completed as part of the high-grade cap assessment are summarised below:-

- A review of the composite data to identify any data that deviate from the general data distribution. This was completed using histograms and log probability plots, for example, Figure 17.4_1 displays the log probability plot for Domain 310 and highlights the high grade cap applied.
- Construct and review plots comparing the contribution to the mean and standard deviation of the highest-grade composites (Figure 17.4_2).

- A visual review to allow assessment of the clustering of the higher-grade composite data.

Based on the high grade cap investigations, high grade caps were selected and applied to the composite data as shown in Table 17.4_2. Little reduction in the available metal is noted for Inata North while the cap applied to Domain 310 adjust few data but impacts the mean grade significantly.

Table 4_2

Summary of Upper Cuts Including Pre and Post Application of High Grade Cap Sample Statistics
2m Run Length Composites – Gold Au (g/t)

Region	Domain	Pre Cap Statistics				High Grade Cap	Post Cap Statistics				% Reduction in Mean
		No Data	Mean	Std Dev	CV		Mean	Std Dev	CV	Number Data Capped	
Inata North	110	2,054	1.95	2.52	1.29	no cut	1.95	2.52	1.29	0	100%
	120	491	1.66	2.30	1.39	no cut	1.66	2.30	1.39	0	100%
	130	170	0.92	1.11	1.20	no cut	0.92	1.11	1.20	0	100%
	140	207	8.54	5.23	0.61	no cut	8.54	5.23	0.61	0	100%
Inata Central	210	1,601	1.94	4.15	2.14	28.0	1.87	2.99	1.60	0	97%
	220	72	1.56	2.03	1.31	12.9	1.56	2.03	1.31	2	100%
Inata South	310	620	1.71	9.05	5.30	16.0	1.27	2.03	1.60	4	74%
Min. Halo Nth	510	7,390	0.15	0.57	3.93	10.0	0.14	0.45	3.15	4	97%
Min. Halo Sth	520	8,428	0.14	0.44	3.07	8.0	0.14	0.38	2.68	0	99%

In aggregate, 299 specific gravity (SG) determinations were available for review. The SG data was collected by BHP and Resolute by water immersion and core weight/volume methods. The collection method is not well documented and, as such, significant uncertainty exists as to the nature of the data. However, RSG Global believes this data to represent insitu dry bulk density data and, as such, accepted the data for the study. The final density applied to resource reporting is presented as Table 17.4_3.

Table 17.4_3

Summary Statistics Bulk Density Data (reported as SG)
Classified by Regolith

Domain	Oxide	Transitional	Primary
Count	71	186	42
Specific Gravity	2.1	2.5	2.7

While RSG Global has elected to use the BHP and Resolute bulk density data, if the test sample has not been appropriately dried and sealed, moisture and voids could result in variable bulk density measurements. RSG Global has estimated that a 15% reduction for the oxide and transitional material and 5% for primary material is possible.

The quality of the current bulk density data remains a material issue and the further collection of high confidence density data is considered essential. RSG Global recommends that drilling includes the collection of suitable spaced diamond core to allow robust density determination for all deposits. Sufficient data is required to accurately establish the density for oxide, transition and fresh material.

17.5 Variography

Variography is used to describe the spatial variability or correlation of an attribute (gold, silver, sulphur, etc). The spatial variability is traditionally measured by means of a variogram, which is generated by determining the averaged squared difference of data points at a nominated distance (h), or lag. The averaged squared difference (variogram or $\gamma(h)$) for each lag distance is plotted on a bivariate plot, where the X-axis is the lag distance and the Y-axis represents the average squared differences ($\gamma(h)$) for the nominated lag distance.

In this document, the term "variogram" is used as a generic word to designate the function characterising the variability of variables versus the distance between two samples. Correlograms have been used for the estimation studies completed for the Belahouro Project.

Fitted to the determined experimental variography is a series of mathematical models which, when used in the kriging algorithm, will recreate the spatial continuity observed in the variography. All variography for the resource estimation study has been based on the 2m composite grade data captured within the investigated mineralised domains.

Geostatistical software Isatis has been used to generate and model variography. The rotations are reported as inputs for grade estimation, with X (rotation around Z axis), Y (rotation around Y`) and Z (rotation around X``) axes also being referred to as the major, semi-major and minor axes respectively.

Variography was generated and modelled for all estimated mineralisation domains although the Inata North mineralisation (Domains 110, 120 and 130) were grouped for variography. Typically, variography was generated and modelled for the grade data and 5 indicator thresholds, generally representing the 30th, 50th, 75th 85th and 90th percentile of the data distribution.

A summary of the key aspects of the indicator variography is provided in bullet form below:-

- The relative nugget (% nugget variance of the total variogram variance) for the indicator variography ranges between 30% and 48%, indicating a moderate amount of close-spaced variability. Similar relative nugget effects, ranging from 36% to 40%, are noted for the grade variography.
- Short-range structures dominate the non-nugget variance, often with a range at or less than the average drill spacing. The implication of this is that a high degree of smoothing can be expected in estimation and that estimation of small blocks will be ineffective and result in over smoothing.
- Overall ranges are noted to be in excess of the current drill spacing.
- No plunge component within the mineralised envelopes was identified for any domains.

The modelled variography is consistent with both the geological modelling and the style of mineralisation. Increased nugget effects and reduced ranges have been fitted for the higher grade indicator thresholds. The indicator variogram models are presented as Table 17.5_1.

Table 17.5_1

Gold Variogram Models- Inata

Domain	Indicator Thresh.or Type	Nugget	Rotation			Structure 1				Structure 2			
			z rotn	y rotn	x rotn	Sill 1	Range			Sill 2	Range		
							X	Y	Z		X	Y	Z
110 / 120 / 130/140	**Au**	**0.40**	**05**	**0**	**70**	**0.41**	**42**	**25**	**11**	**0.19**	**110**	**70**	**26**
	0.59	0.42	05	0	70	0.40	45	34	12	0.18	120	95	22
	1.27	0.42	05	0	70	0.40	40	31	10	0.18	105	85	22
	2.56	0.45	05	0	70	0.38	40	30	10	0.17	90	70	22
	5.16	0.45	05	0	70	0.38	35	26	9	0.17	80	60	18
	8.49	0.48	05	0	70	0.36	30	22	8	0.16	70	50	18
220 / 230 / 510 / 520	**Au**	**0.38**	**15**	**0**	**70**	**0.39**	**30**	**35**	**9**	**0.23**	**50**	**80**	**13**
	0.45	0.36	15	0	70	0.41	35	28	14	0.23	85	90	22
	0.84	0.38	15	0	70	0.41	35	28	13	0.21	85	90	21
	1.74	0.38	15	0	70	0.41	35	24	13	0.21	85	90	21
	3.44	0.40	15	0	70	0.39	30	20	10	0.21	65	75	17
	7.44	0.48	15	0	70	0.38	15	14	4	0.16	45	47	7
310	**Au**	**0.36**	**05**	**0**	**70**	**0.46**	**35**	**28**	**14**	**0.18**	**85**	**80**	**22**
	0.41	0.38	05	0	70	0.45	50	32	14	0.17	110	80	26
	0.67	0.38	05	0	70	0.45	50	28	14	0.17	110	60	26
	1.15	0.40	05	0	70	0.43	45	28	14	0.17	100	60	26
	2.10	0.42	05	0	70	0.41	45	24	12	0.17	70	50	20
	4.27	0.44	05	0	70	0.41	30	20	8	0.15	55	40	14

17.6 Block Model Development

A three dimensional block model was generated to enable grade estimation. The selected block size was based on the geometry of the domain interpretation and the data configuration. A parent block size of 15mE x 25mN x 5mRL was selected with sub-blocking to a 3.75mE x 6.25mN x 1.25mRL cell size to improve volume representation of the interpreted wireframe models.

The block model construction parameters are displayed in Table 17.6_1.

Table 17.6_1

Block Model Parameters

	East	North	Elevation
Origin	682300	1585200	50
Extent (m)	1100	4300	300
Parent Block size (m)	15	25	5
Sub-Block Size (m)	3. 75	6.25	1.25
Number of Blocks (parent)	60	71	90

The mineralisation domain and regolith was coded to the block model for tonnage reporting. The mean bulk density, sub-divided by regolith, was applied to the block model for tonnage reporting, as summarised below:-

- Oxide 2.1t/m^3
- Transitional 2.5t/m^3
- Primary 2.7t/m^3

Sufficient variables were included in the block model construction to enable grade estimation and reporting.

17.7 Grade Estimation

MIK was applied to grade estimation at Belahouro. All grade estimation was completed in the mining package Vulcan using the GSLib geostatistical software. MIK is considered a robust estimation method for grade estimates for gold deposits such as Inata when adequate consideration is given to restricting the influence of high-grade data. MIK grade estimation, with change of support, has been applied to produce recovered gold estimates targeting a selective mining unit (SMU) of 5mE x 10mN x 5mRL.

Panel estimates have been generated based on the parent block dimension, with the SMU emulation accomplished via an indirect lognormal change of support. Comparison of the SMU estimates with a global change of support generated using the discrete gaussian model, formed part of the resource estimate validation process.

The sample search parameters applied to the MIK were derived by various trials and included interactive testing of randomly selected blocks. The search neighbourhood testing included a review and optimisation in respect to the collection of sufficient data to ensure robust estimation but minimisation of negative kriging weights, which in the context of MIK, are considered sub-optimum. Relatively restricted sample searches were applied to limit smoothing, however the majority of the interpreted domains blocks are estimated in the first sample search.

A consistent two-pass sample search approach was applied. Search orientations and passes are described in Table 17.7_1. The variance adjustment factors, used to produce the selective mining estimates, are provided as Table 17.7_2.

Based on an extensive visual review completed in conjunction with statistical checks, RSG Global considers that the Inata resource estimate is globally robust, but is locally (on a block-by-block basis) of lower confidence, due to the identified moderate short-scale variability.

Table 17.7_1
Sample Search Criteria

Parameter ID	Description	Sample Search Orientation			Sample Search			Sample		
		Major	Semi-Major	Minor	Major	Semi-Major	Minor	Min	Max	Max Per DH
Nth110	Domain 110 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 110 Pass 2	5	0	70	120	80	60	12	36	6
Nth120	Domain 120 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 120 Pass 2	5	0	70	120	80	60	12	36	6
Nth130	Domain 130 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 130 Pass 2	5	0	70	120	80	60	12	36	6
Nth140	Domain 130 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 130 Pass 2	5	0	70	120	80	60	12	36	6
Cen210	Domain 210 Pass 1	15	0	70	60	40	30	24	36	6
	Domain 210 Pass 2	15	0	70	120	80	60	12	36	6
Cen220	Domain 220 Pass 1	15	0	70	60	40	30	24	36	6
	Domain 220 Pass 2	15	0	70	120	80	60	12	36	6
Sth210	Domain 310 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 310 Pass 2	5	0	70	120	80	60	12	36	6
Sth210	Domain 310 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 310 Pass 2	5	0	70	120	80	60	12	36	6
Halo510	Domain 510 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 510 Pass 2	5	0	70	120	80	60	12	36	6
Halo520	Domain 520 Pass 1	5	0	70	60	40	30	24	36	6
	Domain 520 Pass 2	5	0	70	120	80	60	12	36	6

Table 17.7_2 Change of support Parameters - emulating a 5mE x 10mN x 5mRL SMU		
Region	**Domain**	**Variance Adjustment Factor**
Inata North	110	0.11
	120	0.08
	130	0.19
	140	0.11
Inata Central	210	0.15
	220	0.27
Inata South	330	0.32
Halo 510	510	0.03
Halo 520	520	0.09

17.8 Resource Classification

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101. The resource estimate has been classified as an Indicated and Inferred Mineral Resource based on the confidence of the input data, geological interpretation, and grade estimation. This is summarised in Table 17.8_1 as confidence levels of key criteria.

Table 17.8.1 Inata Deposit Confidence Levels of Key Criteria		
Items	**Discussion**	**Confidence**
Drilling Techniques	Diamond/RC - Industry Standard approach	Moderate/High
Logging	Standard nomenclature has been adopted but not used in entire database. Independent assessments and recommendations have been completed by RSG Global that identifies the requirement for detailed logging of oxidation and weathering.	Moderate
Drill Sample Recovery	Recoveries are not recorded in database. RSG Global site visit indicates recoveries achieved in diamond drilling is below industry standards. Visual review by RSG Global suggests RC recoveries are of high standard.	Moderate
Sub-sampling Techniques and Sample Preparation	DDH drilling sampled in selective intervals. RC sampling conducted by industry standard techniques.	Moderate/High
Quality of Assay Data	Quality control procedures available and reviewed in site visit by RSG Global and considered to be of industry standard.	Moderate/High
Verification of Sampling and Assaying	Assessment of sampling and assaying been completed by RSG Global site review and has recommended and implemented new procedures.	Moderate/High
Location of Sampling Points	Survey of all collars conducted with accurate survey equipment. Investigation of downhole survey indicates appropriate behaviours.	Moderate
Data Density and Distribution	Majority of regions defined on a notional 50mE x 25mN drill spacing. Drilling required at a 25mE x 25mN pattern for high confidence resource estimation	Moderate/High
Audits or Reviews	Data collection assessed by RSG Global site review and Cavey(2004).	NA
Database Integrity	Checking against original assay certificates completed by RSG Global. Checks indicate acceptable correlation with database	Moderate/High
Geological Interpretation	Weathering (regolith) interpretation is considered preliminary with more uncertainty associated with top of fresh rock. The broad mineralisation constraints are considered robust and moderate confidence.	Low to moderate
Estimation and Modelling Techniques	Multiple Indicator Kriging	Moderate-High
Cutoff Grades	MIK is independent of cutoff grade although the mineralisation constraints were based on a notional 0.3g/t Au lower cutoff grade.	Moderate-High
Mining Factors or Assumptions	A 5mE x 10mN x 5mRL SMU replicated for gold.	Moderate
Metallurgical Factors or Assumptions	Not applied	NA
Tonnage Factors (Insitu Bulk Densities)	Localised data collected as specific gravity determinations. Industry standard methodologies recommended by RSG Global during site visit.	Moderate

Based on the confidence criteria, a series of wireframe solids were generated to allow coding of the block model as a combination of Indicated Resource (resclass = 2) and Inferred Resource (resclass = 3). These wireframe solids were primarily based upon drill density and geological continuity of the orebody. All estimated blocks falling outside the resource categorisation solids were excluded from resource reporting.

17.9 Resource Statement

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000.

Table 17.9_1 below provides a summary of the Indata deposits Mineral Resources estimated by RSG Global, as at 30 September 2005. The resources are subdivided by cutoff grade and resource category. The resource model reported by regolith/oxidation sub-division is summarised in Table 17.9_2.

It is important to note that the grade tonnage report is based on the MIK grade estimate and replicates a 5 mE x 10 mN x 5 mRL SMU typical of an open cut mining operation. The MIK model is targeted at cutoff grades between 0.5 and 1.2g/t Au and is considered effective to a maximum lower cutoff grade of 1.5g/t Au. Above the 1.5g/t Au lower cutoff grade, it is considered likely that additional mining dilution and ore loss will become a significant factor. The grade tonnage tabulations (Table 17.9_1 and 17.9_2) do not make allowance for increases in these factors. Mine planning should include additional resource-to-reserve modifiers if >1.5g/t Au lower cutoff resources are considered. Notwithsatnding the previous comments, the resource model have been reported at elevated lower cutoff grades.

Table 17.9_1
Grade Tonnage Report – Multiple Indicator Kriging
SMU - 5mEx10mNx5mRL
Belahouro inaaug31.bmf- Subdivided by CNI 43-101 Resource categories

Cutoff Grade	Measured Resource			Indicated Resource			Measured +Indicated Resource			Inferred Inferred		
	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs	Tonnage (Kt)	Au g/t	K ozs
0.4	1,412	2.9	133	14,424	1.8	812	15,836	1.9	945	5,593	1.3	236
0.5	**1,396**	**3.0**	**132**	**13,647**	**1.8**	**800**	**15,043**	**1.9**	**933**	**4,869**	**1.4**	**226**
0.7	1,359	3.0	132	11,762	2.0	763	13,121	2.1	895	3,923	1.6	207
1.0	1,270	3.2	129	9,027	2.4	689	10,297	2.5	818	2,811	2.0	177
1.5	1,084	3.5	122	5,880	3.0	564	6,964	3.1	686	1,600	2.5	129
2.0	903	3.8	111	3,996	3.6	460	4,900	3.6	571	922	3.1	91
3.0	560	4.7	84	2,054	4.7	309	2,613	4.7	393	376	4.0	49

Table 17.9_2

Grade Tonnage Distribution Subdivided by N43-101 Resource Categories
Selective Mining Unit Estimate for 5mEx10mNx5mRL Size Blocks by Multiple Indicator Kriging with Indirect Log-normal Correction

Resource Category (N43-101)	Cutoff Grade (Au g/t)	Saprolite			Transitional			Primary			Total		
		Tonnes (Kt))	Au g/t	KOz	Tonnes (Kt)	Au g/t	KOz	Tonnes (Kt)	Au g/t	KOz	Tonnes (Kt)	Au g/t	KOz
Measured & Indicated Resource	0.4	11,286	1.9	684	2,448	1.8	144	2,103	1.7	117	15,836	1.9	945
	0.5	**10,740**	**2.0**	**675**	**2,320**	**1.9**	**142**	**1,983**	**1.8**	**115**	**15,043**	**1.9**	**933**
	0.7	9,372	2.2	648	2,020	2.1	136	1,729	2.0	110	13,121	2.1	895
	1.0	7,376	2.5	593	1,583	2.4	124	1,338	2.3	100	10,297	2.5	818
Inferred Resource	0.4	1,165	0.9	34	662	1.4	29	3,766	1.4	173	5,593	1.3	236
	0.5	**776**	**1.1**	**28**	**572**	**1.5**	**28**	**3,522**	**1.5**	**170**	**4,869**	**1.4**	**226**
	0.7	482	1.4	22	468	1.7	26	2,973	1.7	159	3,923	1.6	207
	1.0	305	1.7	17	345	2.0	23	2,160	2.0	137	2,811	2.0	177

18 MINERAL RESERVE ESTIMATES

No mineral reserves have been defined for the Belahouro project.

19 OTHER RELEVANT DATA AND INFORMATION

There is no other data or information relevant to this report.

20 INTERPRETATION AND CONCLUSIONS

20.1 Exploration and Resource Potential

The mesothermal genetic model for gold mineralisation within the Belahouro Gold Project is well understood and is consistent with the majority of Archaean and Proterozoic terrains worldwide, including the Birimian Series of West Africa. Additional work is required to understand the paragenesis within any given deposit and determine possible structural or magmatic relationships between the various zones of mineralisation.

The potential to expand the resource base within the Belahouro Project (Inata) remains significant, with several high priority areas identified. A commitment to on-going exploration is highly likely to increase the resource base, thereby increasing the projected life of the proposed CIL operation.

20.2 Data Adequacy and Reliability

The sampling procedures adopted for all exploration activities are generally considered to be representative and unbiased. Samples afforded by diamond coring within the oxide zone are of low quality, however the recoveries generated by RC drilling are of high quality.

Reproducibility is evident in the field duplicate RC analyses completed during the Goldbelt drilling programs. RC sampling and sample preparation continue to require close supervision to ensure adequate representivity.

Umpire assaying is currently being completed with 5% of the mineralised intercepts being investigated. This procedure will enable a final review of the dataset.

RSG Global has completed extensive database verification and, while errors were identified and corrected prior to resource estimation, the database is now considered to meet accepted industry standards.

The Mineral Resource statement determined for Inata as at 30 September 2005 have been prepared and reported by RSG Global in accordance with Canadian National Instrument 43-101, 'Standards of Disclosure for Mineral Projects' of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000. Furthermore, estimation and classification is consistent with the Australasian Code for the 'Reporting of Identified Mineral Resources and Ore Reserves' of September 1999 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

21 RECOMMENDATIONS

It is recommended that the Goldbelt:-

- Collect high confidence topographic data.
- Collect a spatially representative bulk density database.
- Undertake extensional drilling to better define the down dip and along strike extents of the Inata mineralisation.
- Review potential to expand the resource base within the Belahouro Project
- Proceed with the pre feasibility study. This study should investigate the viability of establishing a moderate tonnage mining and CIL processing operation to encompass both the oxide and primary resources and possible heap leach operation.
- If not already available, a suite of multi-element assays be collected for metallurgical and environmental investigations. This can readily be achieved by assay of umpire assay pulps.
- Ongoing refinement of the geological model is completed.

22 REFERENCES

BHP Limited.... Various internal reports and internal documentation.

Cavey G, Gunning D,. December 2004 Amended summary report on the Belahouro Project and Kari-Karba Project. Report by Orequest

Nicholls B. Inata Deposit – Site Visit and Data Review. Report by RSG Global.

Resolute Mining Limited Various internal reports and internal documentation.

RSG Global Pty Ltd. May 2004 Resource Summary Belahouro West Africa Gold Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

RSG Global Pty Ltd. March 2005 Independent Technical Report Belahouro West Africa Gold Project (Inata), Burkina Faso, - prepared on behalf of Goldbelt Resources Limited.

23 ILLUSTRATIONS

Figure 4.2_1
Location of Burkina Faso,



0 100 200 km
0 100 200 mi
MALI
Niger
NIGER
Ouahigouya
Kaya
Dédougou
OUAGADOUGOU
Koudougou
Fada-
Ngourma
Tenkodogo
Bobo-
Dioulasso
Tena Kourou
Banfora
GHANA
BENIN
TOGO
CÔTE
D'IVOIRE

Figure 12.2_1
Inata Resource Development


Measured/Indicated Tonnage Comparison
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Tonnage
Tonnes
Ore quest (2004)
RSG Global (May 2005)
RSG Global (September 2005)


Measured/Indicated Metal Comparison
Ounces (x 1000)
900
800
700
600
500
400
300
200
100
0
Ounces
Ore quest (2004)
RSG Global (May 2005)
RSG Global (September 2005)

Figure 12.2_1
Inata DDH recovery



Figure 14.2.4_1
Inata Pills

Summary
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))

Standard:	ASSAY PILL: 0.584G/T (1KG SAND)		No of Analyses:	22
Element:	AuFA		Minimum:	0.13
Units:			Maximum:	0.97
Detection Limit:	-		Mean:	0.37
Expected Value (EV):	0.59		Std Deviation:	0.23
E.V. Range:	0.29 to 0.88		% in Tolerance	40.91 %
			% Bias	-37.75 %
			% RSD	62.21 %



Standard Control Plot
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 0.59
EV Range (0.29 to 0.88)
Mean of AuFA = 0.37



Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.60



Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 0.584G/T (1KG SAND))
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.97

Printed: 21-Jun-2005 09:57:50 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 14.2.4_4
Inata Pills

Summary
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))

Standard:	ASSAY PILL: 2.25G/T (1KG SAND)		No of Analyses:	10
Element:	AuFA		Minimum:	0.73
Units:			Maximum:	3.13
Detection Limit:	-		Mean:	1.50
Expected Value (EV):	2.25		Std Deviation:	0.64
E.V. Range:	1.13 to 3.38		% in Tolerance	60.00 %
			% Bias	-33.56 %
			% RSD	42.82 %

Standard Control Plot
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))



AuFA (g/t)
4.0
3.0
2.0
1.0
0.0
0 1 2 3 4 5 6 7 8 9 10
Assay Sequence
AuFA
Expected Value = 2.25
EV Range (1.13 to 3.38)
Mean of AuFA = 1.50

Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))



Cumulative Sum of AuFA - Mean (g/t)
1.5
1.0
0.5
0.0
-0.5
-1.0
0 1 2 3 4 5 6 7 8 9 10
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.36

Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 2.25G/T (1KG SAND))



Cumulative Sum of AuFA - Expected Value (g/t)
-1
-2
-3
-4
-5
-6
-7
-8
0 1 2 3 4 5 6 7 8 9 10
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -3.80

Printed: 21-Jun-2005 09:57:08 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 14.2.4_3
Inata Pills

Summary
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))

Standard:	ASSAY PILL: 7.98G/T (1KG SAND)		No of Analyses:	12
Element:	AuFA		Minimum:	4.29
Units:			Maximum:	14.73
Detection Limit:	-		Mean:	9.29
Expected Value (EV):	7.98		Std Deviation:	3.41
E.V. Range:	3.99 to 11.97		% in Tolerance	75.00 %
			% Bias	16.38 %
			% RSD	36.70 %

Standard Control Plot
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))


AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 7.98
EV Range (3.99 to 11.97)
Mean of AuFA = 9.29

Cumulative Deviation from Assay Mean
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))


Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 1.00

Cumulative Deviation from Expected Value
(Standard: ASSAY PILL: 7.98G/T (1KG SAND))


Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = 9.49

Printed: 21-Jun-2005 09:55:47 Data Imported: 21-Jun-2005 09:45:41 Page 1

Figure 14.2.4_4
Inata Field Duplicates- All data

	Au1(X)ppm	Au1(Y)ppm	Units			Result
No. Pairs:	644	644			Pearson CC:	0.91
Minimum:	0.00	0.01	g/t		Spearman CC:	0.91
Maximum:	11.81	7.68	g/t		Mean HARD:	17.22
Mean:	0.06	0.06	g/t		Median HARD:	9.09
Median	0.02	0.02	g/t			
Std. Deviation:	0.50	0.37	g/t		Mean HRD:	-0.64
Coefficient of Variation:	7.77	5.86			Median HRD	0.00



Mean vs. HARD Plot
(All Data)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 17.22
Median HARD: 9.09
Precision: 20%
Rank HARD Plot
(All Data)
70.19% of data are within Precision limits
HARD (%)
Rank (%)
Precision: 20%
HRD Histogram
(All Data)
Frequency (%)
HRD (/100)
Mean HRD: -0.64
Median HRD: 0.00
Precision: +/-20%
Mean vs. HRD Plot
(All Data)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -0.64
Median HRD: 0.00
Precision: +/-20%
T & H Precision Plot (Assay Pairs)
(All Data)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%
T & H Precision Plot (Grouped Pairs)
(All Data)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%
Correlation Plot
(All Data)
Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
P.CC= 0.91 S.CC= 0.91
Ref. Line
y = 0.68x + 0.02
QQ Plot
(All Data)
Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
Ref. Line
y = 0.72x + 0.02

Printed: 21-Jun-2005 10:28:36 Data Imported: 06-May-2005 11:36:22 Page 1

Figure 14.2.4_5
Inata Field Duplicates- Data gt 0.1g/t

	Au1(X)ppm	Au1(Y)ppm	Units			Result
No. Pairs:	34	34			Pearson CC:	0.98
Minimum:	0.10	0.10	g/t		Spearman CC:	0.93
Maximum:	11.81	7.68	g/t		Mean HARD:	11.81
Mean:	0.80	0.69	g/t		Median HARD:	8.93
Median	0.24	0.27	g/t			
Std. Deviation:	2.02	1.36	g/t		Mean HRD:	-0.76
Coefficient of Variation:	2.52	1.98			Median HRD	-2.17



Mean vs. HARD Plot
(au gt 0.1)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 11.81
Median HARD: 8.93
Precision: 20%
Rank HARD Plot
(au gt 0.1)
HARD (%)
88.24% of data are within Precision limits
Rank (%)
Precision: 20%
HRD Histogram
(au gt 0.1)
Frequency (%)
HRD (/100)
Mean HRD: -0.76
Median HRD: -2.17
Precision: +/-20%
Mean vs. HRD Plot
(au gt 0.1)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -0.76
Median HRD: -2.17
Precision: +/-20%
T & H Precision Plot (Assay Pairs)
(au gt 0.1)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%
T & H Precision Plot (Grouped Pairs)
(au gt 0.1)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%
Correlation Plot
(au gt 0.1)
Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
P.CC= 0.98 S.CC= 0.93
Ref. Line
y = 0.66x + 0.16
QQ Plot
(au gt 0.1)
Au1(Y)ppm (g/t)
Au1(X)ppm (g/t)
Ref. Line
y = 0.67x + 0.16

Printed: 06-May-2005 13:50:14 Data Imported: 06-May-2005 11:36:22 Page 1

Figure 14.2.4_6
Blank - Data

Blanks
(Standard: 0.01)

Standard:	0.01		No of Analyses:	642
Element:	AuFA		Minimum:	0.01
Units:			Maximum:	0.38
Detection Limit:	-		Mean:	0.02
Expected Value (EV):	0.01		Std Deviation:	0.03
E.V. Range:	0.01 to 0.20		% in Tolerance	58.26 %
			% Bias	111.92 %
			% RSD	133.30 %



Standard Control Plot
(Standard: 0.01)
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 0.01
EV Range (0.01 to 0.20)
Mean of AuFA = 0.02
Cumulative Deviation from Assay Mean
(Standard: 0.01)
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = 0.97
Cumulative Deviation from Expected Value
(Standard: 0.01)
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = 4.56

Printed: 21-Jun-2005 11:10:16 Data Imported: 21-Jun-2005 11:03:12 Page 1

Figure 14.2.4_7
Standards - Data

Summary
(Standard: STD: 0.416G/T (50G SACHET))

Standard:	STD: 0.416G/T (50G SACHET)		No of Analyses:	11
Element:	AuFA		Minimum:	0.18
Units:			Maximum:	0.46
Detection Limit:	-		Mean:	0.37
Expected Value (EV):	0.42		Std Deviation:	0.07
E.V. Range:	0.37 to 0.46		% in Tolerance	54.55 %
			% Bias	-9.97 %
			% RSD	19.60 %

Standard Control Plot
(Standard: STD: 0.416G/T (50G SACHET))


AuFA (g/t)
0.50
0.40
0.30
0.20
0.10
0 1 2 3 4 5 6 7 8 9 10 11
Assay Sequence
AuFA
Expected Value = 0.42
EV Range (0.37 to 0.46)
Mean of AuFA = 0.37

Cumulative Deviation from Assay Mean
(Standard: STD: 0.416G/T (50G SACHET))


Cumulative Sum of AuFA - Mean (g/t)
0.00
-0.05
-0.10
-0.15
-0.20
-0.25
0 1 2 3 4 5 6 7 8 9 10 11
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.15

Cumulative Deviation from Expected Value
(Standard: STD: 0.416G/T (50G SACHET))


Cumulative Sum of AuFA - Expected Value (g/t)
-0.20
-0.25
-0.30
-0.35
-0.40
-0.45
-0.50
0 1 2 3 4 5 6 7 8 9 10 11
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -0.39

Printed: 06-May-2005 10:54:44 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 14.2.4_8
Standards - Data

Summary
(Standard: STD: 1.298G/T (50G SACHET))

Standard:	STD: 1.298G/T (50G SACHET)		No of Analyses:	13
Element:	AuFA		Minimum:	0.90
Units:			Maximum:	1.35
Detection Limit:	-		Mean:	1.19
Expected Value (EV):	1.30		Std Deviation:	0.11
E.V. Range:	1.17 to 1.43		% in Tolerance	69.23 %
			% Bias	-8.70 %
			% RSD	9.54 %



Standard Control Plot
(Standard: STD: 1.298G/T (50G SACHET))
AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 1.30
EV Range (1.17 to 1.43)
Mean of AuFA = 1.19



Cumulative Deviation from Assay Mean
(Standard: STD: 1.298G/T (50G SACHET))
Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.23



Cumulative Deviation from Expected Value
(Standard: STD: 1.298G/T (50G SACHET))
Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.03

Printed: 06-May-2005 10:53:13 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 14.2.4_9
Standards - Data

Summary
(Standard: STD: 3.463G/T (50G SACHET))

Standard:	STD: 3.463G/T (50G SACHET)	No of Analyses:	13
Element:	AuFA	Minimum:	2.59
Units:		Maximum:	3.68
Detection Limit:	-	Mean:	3.27
Expected Value (EV):	3.46	Std Deviation:	0.30
E.V. Range:	3.11 to 3.81	% in Tolerance	76.92 %
		% Bias	-5.45 %
		% RSD	9.19 %

Standard Control Plot
(Standard: STD: 3.463G/T (50G SACHET))



AuFA (g/t)
Assay Sequence
AuFA
Expected Value = 3.46
EV Range (3.11 to 3.81)
Mean of AuFA = 3.27

Cumulative Deviation from Assay Mean
(Standard: STD: 3.463G/T (50G SACHET))



Cumulative Sum of AuFA - Mean (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Mean (g/t) = -0.49

Cumulative Deviation from Expected Value
(Standard: STD: 3.463G/T (50G SACHET))



Cumulative Sum of AuFA - Expected Value (g/t)
Assay Sequence
AuFA
Mean of Cumulative Sum of AuFA - Expected Value (g/t) = -1.81

Printed: 06-May-2005 10:52:39 Data Imported: 06-May-2005 10:49:42 Page 1

Figure 14.2.4_1
Inata Pills- Data Aug04

Pills Aug05
(Standard: HOME 10)

Standard:	HOME 10		No of Analyses:	28
Element:	AuFA1		Minimum:	0.01
Units:			Maximum:	0.06
Detection Limit:	-		Mean:	0.02
Expected Value (EV):	0.02		Std Deviation:	0.01
E.V. Range:	0.00 to 0.06		% in Tolerance	96.43 %
			% Bias	16.07 %
			% RSD	62.06 %



Standard Control Plot
(Standard: HOME 10)
AuFA1 (g/t)
0.00
0.01
0.02
0.03
0.04
0.05
Assay Sequence
AuFA1
Expected Value = 0.02
EV Range (0.00 to 0.06)
Mean of AuFA1 = 0.02



Cumulative Deviation from Assay Mean
(Standard: HOME 10)
Cumulative Sum of AuFA1 - Mean (g/t)
-0.04
-0.02
0.00
0.02
0.04
0.06
0.08
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.02



Cumulative Deviation from Expected Value
(Standard: HOME 10)
Cumulative Sum of AuFA1 - Expected Value (g/t)
0.03
0.04
0.05
0.06
0.07
0.08
0.09
0.10
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 0.07

Printed: 30-Sep-2005 09:20:10 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 14.2.4_2
Inata Pills- Data Aug04

Pills Aug05
(Standard: HOME 25)

Standard:	HOME 25		No of Analyses:	32
Element:	AuFA1		Minimum:	0.01
Units:			Maximum:	0.37
Detection Limit:	-		Mean:	0.05
Expected Value (EV):	0.05		Std Deviation:	0.06
E.V. Range:	0.00 to 0.06		% in Tolerance	75.00 %
			% Bias	6.87 %
			% RSD	116.08 %

Standard Control Plot
(Standard: HOME 25)



AuFA1 (g/t)
0.4
0.3
0.2
0.1
0.0
0
10
20
30
40
Assay Sequence
AuFA1
Expected Value = 0.05
EV Range (0.00 to 0.06)
Mean of AuFA1 = 0.05

Cumulative Deviation from Assay Mean
(Standard: HOME 25)



Cumulative Sum of AuFA1 - Mean (g/t)
0.1
0.0
-0.1
-0.2
-0.3
-0.4
-0.5
0
10
20
30
40
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.19

Cumulative Deviation from Expected Value
(Standard: HOME 25)



Cumulative Sum of AuFA1 - Expected Value (g/t)
0.2
0.1
0.0
-0.1
-0.2
-0.3
-0.4
0
10
20
30
40
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = -0.14

Printed: 30-Sep-2005 09:22:48 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 14.2.4_3
Inata Pills- Data Aug04

Pills Aug05
(Standard: HOME 13)

Standard:	HOME 13		No of Analyses:	83
Element:	AuFA1		Minimum:	0.01
Units:			Maximum:	3.94
Detection Limit:	-		Mean:	0.38
Expected Value (EV):	0.29		Std Deviation:	0.44
E.V. Range:	0.14 to 0.43		% in Tolerance	55.42 %
			% Bias	31.45 %
			% RSD	115.28 %



Standard Control Plot
(Standard: HOME 13)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.29
EV Range (0.14 to 0.43)
Mean of AuFA1 = 0.38



Cumulative Deviation from Assay Mean
(Standard: HOME 13)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -1.62



Cumulative Deviation from Expected Value
(Standard: HOME 13)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 2.21

Printed: 28-Sep-2005 17:49:33 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 14.2.4_4
Inata Pills- Data Aug04

Pills Aug05
(Standard: PAD22)

Standard:	PAD22		No of Analyses:	62
Element:	AuFA1		Minimum:	0.20
Units:			Maximum:	3.82
Detection Limit:			Mean:	1.47
Expected Value (EV):	1.13		Std Deviation:	0.53
E.V. Range:	0.56 to 1.69		% in Tolerance	70.97 %
			% Bias	30.23 %
			% RSD	35.83 %



Standard Control Plot
(Standard: PAD22)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 1.13
EV Range (0.56 to 1.69)
Mean of AuFA1 = 1.47



Cumulative Deviation from Assay Mean
(Standard: PAD22)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 1.58



Cumulative Deviation from Expected Value
(Standard: PAD22)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 12.34

Printed: 07-Oct-2005 13:04:07 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 14.2.4_5
Inata Pills- Data Aug04

Pills Aug05
(Standard: S0G9)

Standard:	S0G9		No of Analyses:	61
Element:	AuFA1		Minimum:	0.22
Units:			Maximum:	8.38
Detection Limit:			Mean:	4.51
Expected Value (EV):	3.99		Std Deviation:	1.56
E.V. Range:	2.00 to 5.99		% in Tolerance	83.61 %
			% Bias	12.91 %
			% RSD	34.73 %



Standard Control Plot
(Standard: S0G9)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 3.99
EV Range (2.00 to 5.99)
Mean of AuFA1 = 4.51
Cumulative Deviation from Assay Mean
(Standard: S0G9)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 2.77
Cumulative Deviation from Expected Value
(Standard: S0G9)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 18.75

Printed: 07-Oct-2005 13:01:49 Data Imported: 28-Sep-2005 17:34:18 Page 1

Figure 14.2.4_6
Inata Field Duplicates-Aug05 Data gt 0.1g/t

Field Duplicates Aug05 (All Data)

	AuFA1	Dup Au1	Units			Result
No. Pairs:	322	322			Pearson CC:	0.96
Minimum:	0.11	0.11	g/t		Spearman CC:	0.95
Maximum:	14.80	11.50	g/t		Mean HARD:	10.11
Mean:	1.19	1.15	g/t		Median HARD:	6.67
Median	0.37	0.36	g/t			
Std. Deviation:	2.14	1.97	g/t		Mean HRD:	0.96
Coefficient of Variation:	1.80	1.71			Median HRD	1.48



Mean vs. HARD Plot (All Data)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 10.11
Median HARD: 6.67
Precision: 20%
Rank HARD Plot (All Data)
86.96% of data are within Precision limits
HARD (%)
Rank (%)
Precision: 20%
HRD Histogram (All Data)
Frequency (%)
HRD (/100)
Mean HRD: 0.96
Median HRD: 1.48
Precision: +/-20.00%
Mean vs. HRD Plot (All Data)
HRD (%)
Mean of Data Pair (g/t)
Mean HRD: 0.96
Median HRD: 1.48
Precision: +/-20%
T & H Precision Plot (Assay Pairs) (All Data)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%
T & H Precision Plot (Grouped Pairs) (All Data)
Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%
Correlation Plot (All Data)
Dup Au1 (g/t)
AuFA1 (g/t)
P.CC= 0.96 S.CC= 0.95
Ref. Line
y = 0.89x + 0.09
QQ Plot (All Data)
Dup Au1 (g/t)
AuFA1 (g/t)
Ref. Line
y = 0.91x + 0.06

Printed: 07-Oct-2005 11:36:24 Data Imported: 28-Sep-2005 16:08:21 Page 1

Figure 14.2.4_7
Blank – Data Aug05

Summary Blanks Aug05 (Standard: 0.01)

Standard:	0.01		No of Analyses:	640
Element:	AuFA1		Minimum:	0.01
Units:			Maximum:	0.77
Detection Limit:			Mean:	0.04
Expected Value (EV):	0.01		Std Deviation:	0.07
E.V. Range:	0.01 to 0.10		% in Tolerance	93.91 %
			% Bias	273.28 %
			% RSD	175.27 %


Standard Control Plot
(Standard: 0.01)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.01
EV Range (0.01 to 0.10)
Mean of AuFA1 = 0.04


Cumulative Deviation from Assay Mean
(Standard: 0.01)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 2.18


Cumulative Deviation from Expected Value
(Standard: 0.01)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 10.94

Printed: 28-Sep-2005 17:31:12 Data Imported: 28-Sep-2005 16:37:01 Page 1

Figure 14.2.4_8
Standards – Data Aug05

Summary
(Standard: OXA26)

Standard:	OXA26		No of Analyses:	195
Element:	AuFA1		Minimum:	0.06
Units:			Maximum:	0.12
Detection Limit:			Mean:	0.09
Expected Value (EV):	0.08		Std Deviation:	0.01
E.V. Range:	0.04 to 0.12		% in Tolerance	97.95 %
			% Bias	10.58 %
			% RSD	11.37 %

Standard Control Plot
(Standard: OXA26)


AuFA1 (g/t)
0.10
0.08
0.06
0.04
0.02
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200
Assay Sequence
AuFA1
Expected Value = 0.08
EV Range (0.04 to 0.12)
Mean of AuFA1 = 0.09

Cumulative Deviation from Assay Mean
(Standard: OXA26)


Cumulative Sum of AuFA1 - Mean (g/t)
0.15
0.10
0.05
0.00
-0.05
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.05

Cumulative Deviation from Expected Value
(Standard: OXA26)


Cumulative Sum of AuFA1 - Expected Value (g/t)
2.0
1.5
1.0
0.5
0.0
-0.5
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 0.88

Printed: 29-Sep-2005 14:05:37 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 14.2.4_9
Standards – Data Aug05

Summary
(Standard: OXC30)

Standard:	OXC30	No of Analyses:	87
Element:	AuFA1	Minimum:	0.03
Units:		Maximum:	0.80
Detection Limit:	-	Mean:	0.22
Expected Value (EV):	0.20	Std Deviation:	0.08
E.V. Range:	0.18 to 0.22	% in Tolerance	72.41 %
		% Bias	12.36 %
		% RSD	36.37 %



Standard Control Plot
(Standard: OXC30)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.20
EV Range (0.18 to 0.22)
Mean of AuFA1 = 0.22

Standards – Data Aug05-outliers removed

Summary
(Standard: OXC30)

Standard:	OXC30	No of Analyses:	83
Element:	AuFA1	Minimum:	0.18
Units:		Maximum:	0.26
Detection Limit:		Mean:	0.22
Expected Value (EV):	0.20	Std Deviation:	0.01
E.V. Range:	0.15 to 0.25	% in Tolerance	98.80 %
		% Bias	8.37 %
		% RSD	6.49 %



Standard Control Plot
(Standard: OXC30)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.20
EV Range (0.15 to 0.25)
Mean of AuFA1 = 0.22

Figure 14.2.4_10
Standards – Data Aug05

Summary
(Standard: OX9)

Standard:	OX9		No of Analyses:	49
Element:	AuFA1		Minimum:	0.46
Units:			Maximum:	0.59
Detection Limit:			Mean:	0.53
Expected Value (EV):	0.47		Std Deviation:	0.03
E.V. Range:	0.39 to 0.55		% in Tolerance	87.76 %
			% Bias	13.58 %
			% RSD	5.14 %

Standard Control Plot
(Standard: OX9)



AuFA1 (g/t)
0.60
0.55
0.50
0.45
0.40
0.35
0
10
20
30
40
50
Assay Sequence
AuFA1
Expected Value = 0.47
EV Range (0.39 to 0.55)
Mean of AuFA1 = 0.53

Cumulative Deviation from Assay Mean
(Standard: OX9)



Cumulative Sum of AuFA1 - Mean (g/t)
0.20
0.15
0.10
0.05
0.00
-0.05
0
10
20
30
40
50
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.06

Cumulative Deviation from Expected Value
(Standard: OX9)



Cumulative Sum of AuFA1 - Expected Value (g/t)
4
3
2
1
0
0
10
20
30
40
50
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 1.54

Printed: 07-Oct-2005 11:07:47 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 14.2.4_11
Standards – Data Aug05

Summary
(Standard: OXF28)

Standard:	OXF28		No of Analyses:	90
Element:	AuFA1		Minimum:	0.50
Units:			Maximum:	0.88
Detection Limit:	-		Mean:	0.83
Expected Value (EV):	0.80		Std Deviation:	0.04
E.V. Range:	0.72 to 0.88		% in Tolerance	98.89 %
			% Bias	3.46 %
			% RSD	4.98 %



Standard Control Plot
(Standard: OXF28)
AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 0.80
EV Range (0.72 to 0.88)
Mean of AuFA1 = 0.83



Cumulative Deviation from Assay Mean
(Standard: OXF28)
Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 0.11



Cumulative Deviation from Expected Value
(Standard: OXF28)
Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 1.37

Printed: 28-Sep-2005 17:08:49 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 14.2.4_12
Standards – Data Aug05

Summary
(Standard: OXL14)

Standard:	OXL14		No of Analyses:	14
Element:	AuFA1		Minimum:	0.54
Units:			Maximum:	1.32
Detection Limit:	-		Mean:	1.12
Expected Value (EV):	1.22		Std Deviation:	0.18
E.V. Range:	1.10 to 1.34		% in Tolerance	78.57 %
			% Bias	-8.49 %
			% RSD	16.49 %

Standard Control Plot
(Standard: OXL14)



AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 1.22
EV Range (1.10 to 1.34)
Mean of AuFA1 = 1.12

Cumulative Deviation from Assay Mean
(Standard: OXL14)



Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.35

Cumulative Deviation from Expected Value
(Standard: OXL14)



Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = -1.13

Printed: 28-Sep-2005 17:09:12 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 14.2.4_13
Standards – Data Aug05

Summary
(Standard: OXL40)

Standard:	OXL40		No of Analyses:	195
Element:	AuFA1		Minimum:	0.09
Units:			Maximum:	2.20
Detection Limit:	-		Mean:	1.88
Expected Value (EV):	1.86		Std Deviation:	0.18
E.V. Range:	1.67 to 2.04		% in Tolerance	91.28 %
			% Bias	1.47 %
			% RSD	9.61 %


Standard Control Plot
(Standard: OXL40)
AuFA1 (g/t)
2.5
2.0
1.5
1.0
0.5
0.0
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
Assay Sequence
AuFA1
Expected Value = 1.86
EV Range (1.67 to 2.04)
Mean of AuFA1 = 1.88


Cumulative Deviation from Assay Mean
(Standard: OXL40)
Cumulative Sum of AuFA1 - Mean (g/t)
2
1
0
-1
-2
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -0.57


Cumulative Deviation from Expected Value
(Standard: OXL40)
Cumulative Sum of AuFA1 - Expected Value (g/t)
6
5
4
3
2
1
0
-1
-2
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
180
190
200
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 2.10

Printed: 28-Sep-2005 17:09:44 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 14.2.4_14
Standards – Data Aug05

Summary (Standard: OXL25)

Standard:	OXL25		No of Analyses:	48
Element:	AuFA1		Minimum:	5.25
Units:			Maximum:	6.56
Detection Limit:	-		Mean:	5.85
Expected Value (EV):	5.85		Std Deviation:	0.27
E.V. Range:	5.27 to 6.44		% in Tolerance	95.83 %
			% Bias	-0.08 %
			% RSD	4.57 %

Standard Control Plot
(Standard: OXL25)


AuFA1 (g/t)
6.4
6.2
6.0
5.8
5.6
5.4
5.2
0
10
20
30
40
50
Assay Sequence
AuFA1
Expected Value = 5.85
EV Range (5.27 to 6.44)
Mean of AuFA1 = 5.85

Cumulative Deviation from Assay Mean
(Standard: OXL25)


Cumulative Sum of AuFA1 - Mean (g/t)
3.0
2.0
1.0
0.0
-1.0
0
10
20
30
40
50
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = 1.37

Cumulative Deviation from Expected Value
(Standard: OXL25)


Cumulative Sum of AuFA1 - Expected Value (g/t)
3.0
2.0
1.0
0.0
-1.0
0
10
20
30
40
50
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = 1.25

Printed: 28-Sep-2005 17:09:29 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 14.2.4_15
Standards – Data Aug05

Summary
(Standard: SN16)

Standard: Element: Units: Detection Limit: Expected Value (EV): E.V. Range:	SN16 AuFA1 8.37 7.53 to 9.20		No of Analyses: Minimum: Maximum: Mean: Std Deviation: % in Tolerance % Bias % RSD	195 5.40 9.70 8.39 0.48 92.82 % 0.29 % 5.70 %

Standard Control Plot
(Standard: SN16)


AuFA1 (g/t)
Assay Sequence
AuFA1
Expected Value = 8.37
EV Range (7.53 to 9.20)
Mean of AuFA1 = 8.39

Cumulative Deviation from Assay Mean
(Standard: SN16)


Cumulative Sum of AuFA1 - Mean (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Mean (g/t) = -4.12

Cumulative Deviation from Expected Value
(Standard: SN16)


Cumulative Sum of AuFA1 - Expected Value (g/t)
Assay Sequence
AuFA1
Mean of Cumulative Sum of AuFA1 - Expected Value (g/t) = -1.71

Printed: 07-Oct-2005 13:45:54 Data Imported: 28-Sep-2005 16:43:10 Page 1

Figure 17.3_1
Typical Sectional View of Regolith Domains Section 1589460N


350 L
300 L
250 L
200 L
150 L
TOPOGRAPHY
Drillhole coded by Weathering
Base of oxide
Base of transitional
682950 E
683000 E
683050 E
683100 E
683150 E
683200 E

Figure 17.3_2
Plan View of Mineralised Domains


1589000 N
1588000 N
1587000 N
1586000 N
Inata North
Inata Central
Inata South
Drillhole
681000 E
682000 E
683000 E
684000 E
685000 E

Figure 3_3
Plan View of Mineralised Domains Inata North


1589250 N
1589000 N
1588750 N
1588500 N
1588250 N
Inata North
Domain 110
Domain 130
Domain 120
682250 E
682500 E
682750 E
683000 E
683250 E
683500 E
683750 E

Figure 17.3_4
Plan View of Mineralised Domains Inata Central


1587500 N
1587250 N
1587000 N
1586750 N
1586500 N
1586250 N
Inata Central
Domain 210
Domain 220
682250 E
682500 E
682750 E
683000 E
683250 E
683500 E
683750

Figure 17.3_5
Plan View of Mineralised Domain Inata South


1586000 N
Inata South
Domain 310
1585750 N
1585500 N
682250 E
682500 E
682750 E
683000 E

Figure 17.3_6
Typical Cross Section (1588580N) of Interpreted Mineralisation Domains Inata North


350 L
Topography
300 L
250 L
Domain 110
200 L
Domain 120
Domain 130
150 L
DRILL : AU
0.000 <= < 0.100
0.100 <= < 0.300
0.300 <= < 0.600
0.600 <= < 1.500
1.500 <= < 5.000
5.000 <= < 99999.000
682750 E
682800 E
682850 E
682900 E
682950 E

Figure 17.3_7
Typical Cross Section (1586820N)of Interpreted Mineralisation Domains Inata Central



Topography
Domain 210
Domain 220
DRILL : AU
0.000 <= < 0.100
0.100 <= < 0.300
0.300 <= < 0.600
0.600 <= < 1.500
1.500 <= < 5.000
5.000 <= < 99999.000
300 L
250 L
200 L
150 L
682800 E
682850 E
682900 E
682950 E
683000 E
683050 E

Figure 17.3_8
Typical Cross Section (1585600N) of Interpreted Mineralisation Domains Inata South



Topography
Domain 310
DRILL : AU
0.000 <= < 0.100
0.100 <= < 0.300
0.300 <= < 0.600
0.600 <= < 1.500
1.500 <= < 5.000
5.000 <= < 99999.000
300 L
250 L
200 L
150 L
100 L
682550 E
682600 E
682650 E
682700 E
682750 E
682800 E
682850 E

Figure 17.4_1
2m Composites Log Probability Plot Domain 310


16g/t Au
High
grade Cap
Normal Statistics
Samples : 524
Maximum : 210.260
Class Int : 5.000
Mean : 1.843
Median : 0.670
Variance : 86.622
Std Dev : 9.830
1000
100
10
1
0.1
0.01
-3sd
-2sd
-1sd
1sd
2sd
3sd
1
2
5
10
30
50
70
90
95
98
99

Figure 17.4_2
Mean vs Contribution to Metal Plot Domain 310


Outliers: Mean v % Cont. Plot
(310)
Mean AUPPM (g/t)
Contribution to metal (%)
AUPPM removed (g/t)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
80
70
60
50
40
30
20
220 200 180 160 140 120 100 80 60 40 20 0
Contribution to metal (%)
Mean AUPPM (g/t)

24 CERTIFICATES

Certificate of Qualified Person

As a reviewer and author of the report entitled "Inata Deposits – Database Review Geological Modelling and Resource Estimate – September 2005 update" dated September, 2005, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is Brett Lawrence Gossage and I am a Partner and Manager - Resources with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, WA, 6005, Australia. My residential address is 144 Daglish Street, Wembley, WA, 6014, Australia.
2. I am a practising geologist registered with the Australasian Institute of Mining and Metallurgy. I am a member of the AusIMM (108490).
3. I am a graduate of Curtin University of Technology and hold a Bachelor of Applied Science in Geology (1988) and a Post Graduate Certificate in Geostatistics (Edith Cowan University - 1999).
4. I have practiced my profession continuously since 1989.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. While I have not personally visited the Belahouro Gold Property, another member of the RSG Global study team has visited the property. I have performed consulting services during and reviewed files and data supplied by Goldbelt Resources Limited between April and June September.
7. I contributed to all sections of the report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.5 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 30th September, 2005.

Brett Gossage
Partner and Senior Consulting Geologist

BAppSc (Geology)
Post Grad Cert Geostatistics

RSG Global Pty. Ltd.

Certificate of Qualified Person

As an author of the report entitled "Inata Deposits – Database Review Geological Modelling and Resource Estimate – September 2005 update" dated September, 2005, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is David Andrew Slater and I am a Senior Resource Geologist with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, 6005. My residential address is 93A Marmon Street, Fremantle, Western Australia.
2. I am a practising Geologist registered with the AusIMM. I am a member of AusIMM.
3. I am a graduate of RMIT University and hold an Applied Science (Geology) degree (1987).
4. I have practiced my profession continuously since 1988.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. While I have not personally visited the Belahouro Gold Property, one other member of the RSG Global Study team have visited the property. I have performed consulting services during and reviewed files and data supplied by Goldbelt Resources Limited between April and September 2005.
7. I prepared Section 17 and contributed to the preparation of Sections 1 and 16 of the Study.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.5 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 30 September, 2005.

D. Slater

David Slater BAppSci (Geol),Dip.Ed.
Resource Geologist

RSG Global Pty. Ltd.

Certificate of Qualified Person

As an author of the report entitled "Inata Deposits – Database Review Geological Modelling and Resource Estimate – September 2005 update" dated September, 2005, on the Belahouro Gold property of Goldbelt Resources Limited (the "Study"), I hereby state:-

1. My name is Beau Nicholls and I am and have been employed since 2000 as a Consulting Geologist with the firm of RSG Global Pty. Ltd. of 1162 Hay Street, West Perth, 6005.
2. I am a practising geologist with 10 years of Mining and Exploration geological experience. I have worked in Australia, Eastern Europe and currently West Africa. I am a member of the Australian Institute of Geoscientists ("AIG").
3. I am a graduate of Western Australian School of Mines – Kalgoorlie and hold a Bachelor of Science Degree in Mineral Exploration and Mining Geology (1995).
4. I have practiced my profession continuously since 1995.
5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").
6. I have visited the Belahouro project on three separate occasions between 13th to 17th March 2005, 8th to 13th April 2005 and 26th to 29th April 2005. During these visits I reviewed the data integrity along with drilling and sampling procedures used in this report. I am also providing ongoing consulting advice to current exploration and resource definition techniques being applied currently by Goldbelt Resources Limited.
7. I contributed to the preparation of Sections 2 to 14 of the Study.
8. I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.
9. I am independent of Goldbelt Resources Limited pursuant to section 1.5 of the Instrument.
10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.
11. I do not have nor do I expect to receive a direct or indirect interest in the Belahouro Gold property of Goldbelt Resources Limited, and I do not beneficially own, directly or indirectly, any securities of Goldbelt Resources Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 30 September, 2005.

With best regards

Beau Nicholls BSc
Regional Manager - West Africa